

2025
Proxy Statement
& Annual Report
Aviat Networks, Inc.

AVIAT NETWORKS, INC.

Fiscal Year 2025 Fourth Quarter Summary

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES AND REGULATION G DISCLOSURE

To supplement the consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (GAAP), we provide additional measures of gross margin, research and development expenses, selling and administrative expenses, operating income, provision for or benefit from income taxes, net income, net income per share, and adjusted income before interest, tax, depreciation and amortization (Adjusted EBITDA), in each case, adjusted to exclude certain costs, charges, gains and losses, as set forth below. We believe that these non-GAAP financial measures, when considered together with the GAAP financial measures provide information that is useful to investors in understanding period-over-period operating results separate and apart from items that may, or could, have a disproportionate positive or negative impact on results in any particular period. We also believe these non-GAAP measures enhance the ability of investors to analyze trends in our business and to understand our performance. In addition, we may utilize non-GAAP financial measures as a guide in our forecasting, budgeting and long-term planning process and to measure operating performance for some management compensation purposes. Any analysis of non-GAAP financial measures should be used only in conjunction with results presented in accordance with GAAP. Reconciliations of these non-GAAP financial measures with the most directly comparable financial measures calculated in accordance with GAAP follow.

We have not reconciled Adjusted EBITDA guidance to its corresponding GAAP measure due to the high variability and difficulty in making accurate forecasts and projections, particularly with respect to merger and acquisition costs and share-based compensation. In particular, share-based compensation expense is affected by future hiring, turnover, and retention needs, as well as the future fair market value of our common stock, all of which are difficult to predict and subject to change. Accordingly, reconciliations of forward-looking Adjusted EBITDA are not available without unreasonable effort.

AVIAT NETWORKS, INC.

Fiscal Year 2025 Summary
RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES[1]
Condensed Consolidated Statements of Operations
(Unaudited)

(In thousands, except percentages and per share amounts)	Twelve Months Ended June 27, 2025	% of Revenue
GAAP gross margin	$139,436	32.1%
Share-based compensation	233	
Merger and acquisition related expense	2,890	
Non-GAAP gross margin	142,559	32.8%
GAAP research and development expenses	$ 35,768	8.2%
Share-based compensation	(534)	
Non-GAAP research and development expenses	35,234	8.1%
GAAP selling and administrative expenses	$ 89,482	20.6%
Share-based compensation	(6,300)	
Merger and acquisition related expense	(4,896)	
Non-GAAP selling and administrative expenses	78,286	18.0%
GAAP operating expense	$128,861	29.7%
Share-based compensation	(6,834)	
Merger and acquisition and other expenses	(4,896)	
Restructuring (charges) recovery	(3,611)	
Non-GAAP operating expense	113,520	26.1%
GAAP operating income	$ 10,575	2.4%
Share-based compensation	7,067	
Merger and acquisition related expense	7,786	
Restructuring charges	3,611	
Non-GAAP operating income	29,039	6.7%
GAAP income tax provision	$ 2,235	0.5%
Adjustment to reflect pro forma tax rate	(635)	
Non-GAAP income tax provision	1,600	0.4%
GAAP net income	$ 1,341	0.3%
Share-based compensation	7,067	
Merger and acquisition related expense	7,786	
Restructuring charges	3,611	
Other (income) expense, net	941	
Adjustment to reflect pro forma tax rate	635	
Non-GAAP net income	$ 21,381	4.9%
Diluted net income per share:		
GAAP	$ 0.10	
Non-GAAP	$ 1.67	
Shares used in computing net income per share		
GAAP	12,826	
Non-GAAP	12,826	
Adjusted EBITDA:		
GAAP net income	$ 1,341	0.3%
Depreciation and amortization of property, plant and equipment and intangible assets	8,045	
Interest expense, net	6,058	
Other (income) expense, net	941	
Share-based compensation	7,067	
Merger and acquisition related expense	7,786	
Restructuring charges	3,611	
Provision for income taxes	2,235	
Adjusted EBITDA	$ 37,084	8.5%

---

(1) The adjustments above reconcile our GAAP financial results to the non-GAAP financial measures used by us. Our non-GAAP net income excluded share-based compensation, and other non-recurring charges (recovery). Adjusted EBITDA was determined by excluding depreciation and amortization on property, plant and equipment, interest, provision for or benefit from income taxes, and non-GAAP pre-tax adjustments, as set forth above, from GAAP net income. We believe that the presentation of these non-GAAP items provides meaningful supplemental information to investors, when viewed in conjunction with, and not in lieu of, our GAAP results. However, the non-GAAP financial measures have not been prepared under a comprehensive set of accounting rules or principles. Non-GAAP information should not be considered in isolation from, or as a substitute for, information prepared in accordance with GAAP. Moreover, there are material limitations associated with the use of non-GAAP financial measures.

AVIAT NETWORKS, INC.
200 Parker Drive, Suite C100A
Austin, TX 78728

Notice of Annual Meeting of Stockholders for Fiscal Year 2025
to be held on November 5, 2025

TO THE HOLDERS OF COMMON STOCK OF AVIAT NETWORKS, INC.

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders for fiscal year 2025 (the "Annual Meeting") of Aviat Networks, Inc. (the "Company") will be held online only on November 5, 2025, at 12:30 p.m. Central Time. You may attend the Annual Meeting online via webcast by visiting www.virtualshareholdermeeting.com/AVNW2025 and entering your 16-digit control number included with the proxy card. You will be able to vote your shares and submit questions while attending the Annual Meeting online for the following purposes:

1. To elect seven directors to serve until the Company's 2026 Annual Meeting of Stockholders or until their successors have been elected and qualified;

2. To vote on the ratification of the appointment by our Audit Committee of Grant Thornton LLP ("Grant Thornton") as the Company's independent registered public accounting firm for fiscal year 2026;

3. To hold an advisory, non-binding vote to approve the Company's named executive officer compensation ("Say-on-Pay");

4. To approve the Third Amended and Restated 2018 Incentive Plan of the Company; and

5. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement or other delay thereof.

Only holders of common stock at the close of business on September 11, 2025 are entitled to notice of and to vote at the Annual Meeting or any adjournment, postponement or other delay thereof.

Whether or not you expect to attend the Annual Meeting online, we urge you to submit a proxy to vote your shares. This will help ensure the presence of a quorum at the Annual Meeting.

By Order of the Board of Directors

September 23, 2025

/s/ Peter A. Smith
President and Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON NOVEMBER 5, 2025

This Proxy Statement for the 2025 Annual Meeting of Stockholders and our Annual Report to Stockholders for the Fiscal Year Ended June 27, 2025 are available at www.proxyvote.com

Your vote is important regardless of the number of shares you own. The Board of Directors urges you to sign, date and return the enclosed proxy card by mail (using the enclosed postage-paid envelope) as promptly as possible, or vote electronically or by telephone as described in the attached proxy statement. If you have any questions or need assistance in voting your shares, please contact Broadridge toll-free at 1-800-690-6903 or our proxy solicitor, Okapi Partners LLC (''Okapi Partners''), toll free at (877) 796-5274.

TABLE OF CONTENTS

AVIAT NETWORKS, INC.

PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON NOVEMBER 5, 2025

This proxy statement (this "Proxy Statement") applies to the solicitation of proxies by the Board of Directors (the "Board") of Aviat Networks, Inc. (which we refer to as "Aviat," the "Company," "we," "our," and "ours") for use at the Annual Meeting of Stockholders for fiscal year 2025 and any adjournment, postponement or other delay thereof (the "Annual Meeting"), to be held at 12:30 p.m., Central Time, on November 5, 2025. The Annual Meeting will be held online via webcast, at www.virtualshareholdermeeting.com/AVNW2025 ("Meeting Website"). Stockholders attending the meeting online via webcast will be able to submit questions and vote their shares electronically at the meeting. These proxy materials are being made available on or about September 23, 2025, to our stockholders entitled to notice of and to vote at the Annual Meeting.

To participate in the Annual Meeting, you will need the 16-digit control number included on your proxy card or voting instruction form. The Annual Meeting will begin promptly at 12:30 p.m., Central Time. Online access and check-in will begin at 12:15 p.m., Central Time. We encourage you to access the Meeting Website prior to the start time to allow ample time for login procedures and so you may address any technical difficulties before the Annual Meeting begins. If you encounter any difficulties accessing the webcast Annual Meeting during login or in the course of the meeting, please contact the phone number found on the login page at www.virtualshareholdermeeting.com/AVNW2025.

You may vote and ask questions during the Annual Meeting by following the instructions available on the Meeting Website at the time of the Annual Meeting. Stockholders may submit questions electronically, in real-time during the meeting. A list of stockholders entitled to vote at the Annual Meeting will be available for 10 days prior to the Annual Meeting for examination by any stockholder for any purpose germane to the Annual Meeting by emailing our Investor Relations team at investorinfo@aviatnet.com.

ABOUT THE ANNUAL MEETING

What is the purpose of the Annual Meeting?

The purpose of the Annual Meeting is to obtain stockholder action on the matters outlined in the notice of meeting included with this Proxy Statement. All holders of shares of common stock at the close of business on September 11, 2025, are entitled to notice of and to vote at the Annual Meeting. At the Annual Meeting, our stockholders will vote (i) to elect seven directors, (ii) on the ratification of the appointment by our Audit Committee of Grant Thornton LLP ("Grant Thornton") as the Company's independent registered public accounting firm for fiscal year 2026, (iii) on an advisory, non-binding resolution to approve the Company's named executive officer compensation ("Say-on-Pay"), (iv) to approve the Third Amended and Restated 2018 Incentive (the "Third Amended and Restated Plan", (v) to transact such other business as may properly come before the Annual Meeting or any adjournment or postponement or other delay thereof.

What is the record date, and who is entitled to vote at the Annual Meeting?

The record date for the stockholders entitled to vote at the Annual Meeting is September 11, 2025 (the "Record Date"). The Record Date was established by the Board as required by the Delaware General Corporation Law and the Amended and Restated Bylaws of the Company (the "Bylaws"). Owners of shares of our common stock at the close of business on the Record Date are entitled to receive notice of the Annual Meeting and to vote at the Annual Meeting. You may vote all shares that you owned as of the Record Date.

What are the voting rights of the holders of common stock at the Annual Meeting?

Each outstanding share of our common stock is entitled to one vote on each matter considered at the Annual Meeting. As of the Record Date, there were 12,802,223 shares of our common stock outstanding.

Who may attend the Annual Meeting?

All stockholders as of the Record Date, or their duly appointed proxies, may attend the Annual Meeting. Stockholders will be able to participate in the Annual Meeting online via webcast by visiting www.virtualshareholdermeeting.com/AVNW2025 and entering the 16-digit control number included in your proxy card or in the instructions that accompanied your proxy materials.

The Annual Meeting will begin promptly at 12:30 p.m. Central time. Online check-in will be available beginning at 12:15 p.m. Central time. Please allow ample time for online check-in procedures. If you encounter any difficulties accessing the webcast Annual Meeting during login or in the course of the meeting, please contact the phone number found on the login page at www.virtualshareholdermeeting.com/AVNW2025.

If your shares are held in "street name" (that is, through a bank, broker or other holder of record) and you wish to attend the Annual Meeting but did not receive a 16-digit control number from your bank or brokerage firm, please follow the instructions from your bank or brokerage firm, including any requirement to obtain a legal proxy. Most banks or brokerage firms allow a stockholder to obtain a legal proxy either online or by mail.

You may contact us by calling 512-265-3680 for more information or directions on how to attend the Annual Meeting online.

How do I vote?

Stockholders of record can vote by proxy as follows:

- Via the Internet: Stockholders may submit voting instructions through the Internet by following the instructions included with the proxy card;

- By Telephone: Stockholders may submit voting instructions by telephone by following the instructions included with the proxy card;

- By Mail: Stockholders may sign, date and return their proxy card in the pre-addressed, postage-paid envelope provided; or

- At the Annual Meeting: You may attend the Annual Meeting online via webcast, vote, and submit a question during the Annual Meeting online by visiting www.virtualshareholdermeeting.com/AVNW2025 and using your 16-digit control number to enter the meeting even if you have previously returned a proxy card.

How can I access the proxy materials and annual report on the internet?

This Proxy Statement, the form of proxy card, and our annual report on Form 10-K for the fiscal year ended June 27, 2025 are available at www.Proxyvote.com.

Why is Aviat soliciting proxies?

In lieu of personally attending and voting at the Annual Meeting, you may appoint a proxy to vote on your behalf. The Board has designated proxy holders to whom you may submit your voting instructions. The proxy holders for the Annual Meeting are John Mutch, Chair of the Board, and Peter A. Smith, Director, President and Chief Executive Officer ("CEO").

How do I revoke my proxy?

If you are a stockholder of record, you may revoke your proxy at any time before your shares are voted at the Annual Meeting by:

- delivering a written notice of revocation to the Company's Secretary, at 200 Parker Drive, Suite C100A, Austin, TX 78728;

- signing, dating and returning a proxy card bearing a later date;

- submitting another proxy by Internet or telephone (the latest dated proxy will control); or

- attending the Annual Meeting and voting online by ballot.

If you hold your shares in "street name," you should follow the directions provided by the bank, broker or other holder of record to revoke your proxy. Regardless of how you hold your shares, your online attendance at the Annual Meeting after having executed and delivered a valid proxy card will not in and of itself constitute a revocation of your proxy.

What vote is required to approve each item?

- Proposal No. 1 (election of directors): the director nominees will be elected by a majority of the votes cast. Stockholders may not cumulate votes in the election of directors. **The Board recommends a vote "FOR" all nominees under Proposal No. 1**.

- Proposal No. 2 (ratification of appointment of independent registered public accounting firm): the affirmative vote by the holders of a majority of the voting power of the common stock present online or represented by proxy at the Annual Meeting and entitled to vote on the proposal is necessary for approval of Proposal No. 2. **The Board recommends a vote "FOR" Proposal No. 2**.

- Proposal No. 3 (advisory, non-binding vote on named executive officer compensation): the affirmative vote by the holders of a majority of the voting power of the common stock present online or represented by proxy at the Annual Meeting and entitled to vote on the proposal is necessary for approval of Proposal No. 3. **The Board recommends a vote "FOR" Proposal No. 3**.

- Proposal No. 4 (Third Amended and Restated 2018 Incentive Plan of the Company): the affirmative vote by the holders of a majority of the voting power of the common stock present online or represented by proxy at the Annual Meeting and entitled to vote on the proposal is necessary for approval of Proposal No. 4. **The Board recommends a vote "FOR" Proposal No. 4**.

What happens if a director does not receive a sufficient number of votes?

Aviat's Corporate Governance Guidelines provide that a director nominee who receives a greater number of votes "AGAINST" his or her election than votes "FOR" his or her election must promptly offer his or her resignation to the Board. The Board will determine whether to accept the nominee's resignation. See "Policy on Majority Voting for Directors" for additional information.

What constitutes a quorum, abstention and broker "non-vote"?

The presence at the Annual Meeting virtually through the webcast, or by proxy of the holders of common stock entitled to cast a majority of the voting power of all of the common stock issued and outstanding and entitled to vote at the Annual Meeting constitutes a quorum for the transaction of business at the Annual Meeting.

Abstentions and broker "non-votes" are counted as present and are, therefore, included for purposes of determining whether a quorum is present at the Annual Meeting. An abstention occurs when a stockholder does not vote for or against a proposal but specifically abstains from voting. A broker "non-vote" occurs when a bank, broker or other holder of record holding shares in street name for a beneficial owner signs and submits a proxy or votes with respect to shares of common stock held in a fiduciary capacity, but does not vote on a particular matter because the bank, broker or other holder of record does not have discretionary voting power with respect to that matter and has not received instructions from the beneficial owner or because the bank, broker or other holder of record elects not to vote on a matter as to which it does have discretionary voting power. Under the rules governing banks, brokers and other holders of record who are voting with respect to shares held in street name, such entities have the discretion to vote such shares on routine matters but not on non-routine matters. Only Proposal No. 2 is a routine matter.

For Proposal No. 1, abstentions and broker "non-votes", if any, will be disregarded and have no effect on the outcome of the vote. For Proposals No. 2 through No. 4, abstentions will have the same effect as voting against the proposal, and broker "non-votes", if any, will be disregarded and have no effect on the outcome of the vote.

Who pays for the cost of solicitation?

We will bear the entire cost of solicitation, including the preparation, assembly, printing, and mailing of this Proxy Statement, the proxy card, and any additional solicitation materials that may be furnished to our stockholders and the maintenance and operation of the website providing Internet access to these proxy materials. We will reimburse banks, brokers and other holders of record for reasonable expenses incurred in sending proxy materials to beneficial owners of our common stock and maintaining Internet access for such materials and the submission of proxies. We may supplement the original solicitation of proxies by mail through solicitation by telephone, email, over the Internet or by other means by our directors, officers and other employees. No additional compensation will be paid to these individuals for any such services.

We have engaged Okapi Partners to act as our proxy solicitor and assist us in the distribution of proxy materials and the solicitation of votes described above. We will bear the costs of the fees for the proxy solicitor, which are not expected to exceed $15,000.00, excluding reasonable out-of-pocket expenses.

What is the deadline for submitting proposals and director nominations for the 2026 Annual Meeting?

For stockholder proposals that are not intended to be included in next year's proxy statement and for director nominations, a stockholder of record must submit a written notice thereof, which notice must be received by our Corporate Secretary at our principal executive offices not earlier than August 7, 2026, or later than September 6, 2026. The full requirements for the submission of proposals of business not intended to be included in the Company's proxy and of nominations of directors are contained in Article II, Sections 13 and 14, respectively, of our Bylaws, which are available for review at our website, www.aviatnetworks.com.

Stockholder proposals intended for inclusion in next year's proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the ''Exchange Act'') must be directed to the Corporate Secretary, Aviat Networks, Inc., at our principal executive offices, and must be received by May 25, 2026.

In accordance with the rules of the SEC, the proxies solicited by the Board for the 2026 Annual Meeting will confer discretionary authority on the proxy holders to vote on any director nomination or stockholder proposal properly presented at the 2026 Annual Meeting if the Company fails to receive notice of such matter in accordance with the periods specified above.

Who will count the votes?

Broadridge will tabulate the votes cast by proxy. The Company has retained an independent inspector of elections in connection with Aviat's solicitation of proxies for the Annual Meeting. Aviat intends to notify stockholders of the results of the Annual Meeting by filing a Form 8-K with the SEC.

CORPORATE GOVERNANCE

We believe in and are committed to sound corporate governance principles. We adopted a Code of Conduct, Corporate Governance Guidelines, Insider Trading Policy and written charters for the Governance and Nominating Committee, Audit Committee and Compensation Committee which are available in the Governance subsection of the Investors page of our website at https://aviatnetworks.com. Each of our Board committees is required to conduct an annual review of its charter and applicable guidelines.

Board Members

The authorized size of the Board is currently up to seven directors. Our Bylaws require that the Board have a minimum of three directors. Directors are nominated by the Governance and Nominating Committee of the Board and all members of our Board are elected annually. The following are the members of the Board as of the date of this Proxy Statement.

Name	Title and Positions
John Mutch	Director, Chair of the Board
Laxmi Akkaraju	Director
Scott Halliday	Director
Bryan Ingram	Director
Michele Klein	Director
Peter A. Smith	Director, President and Chief Executive Officer
Bruce Taten	Director

The Board has determined that each of our current directors, other than Mr. Smith, has no relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is otherwise independent in accordance with listing rules of the NASDAQ Stock Market (the "NASDAQ Listing Rules"). Our independent directors regularly meet in executive session without members of management present, with the independent Chair presiding.

All of our directors are requested to attend our annual meetings of stockholders. All of our directors who were directors at the time of the 2024 Annual Meeting, attended our 2024 Annual Meeting either in-person or via telephone.

Director Selection Process

The Governance and Nominating Committee engages in continuous Board succession planning and evaluation of Board composition, working closely with our Board in determining the skills, experiences, and characteristics desired for the Board as a whole and for its individual members. The Governance and Nominating Committee is responsible for leading the search for qualified individuals for election as directors to ensure the Board has an optimal mix of skills, expertise and diversity of background. The Governance and Nominating Committee recommends candidates, including incumbent directors, to the full Board for annual election. Any formal invitation to a director candidate to join the Board is authorized by the full Board. The Governance and Nominating Committee identifies candidates through a variety of means, including through organizations focused on increasing under-represented groups on public company boards, recommendations from members of the Board, suggestions from Company management and, from time to time, a third-party search firm. The Governance and Nominating Committee also considers candidates recommended by stockholders. Stockholders wishing to recommend director candidates for consideration by the Governance and Nominating Committee may do so by writing to the Secretary of the Company, giving the recommended candidate's name, biographical data and qualifications.

Recently Appointed Director

Scott Halliday was recommended to the Governance and Nominating Committee by a current Board member. Mr. Halliday brings expertise in a wide variety of matters, including finance, accounting, audit, tax, mergers and acquisitions, international business, and compliance.

Director Nominees

We expect each nominee standing for election as a director to be able to serve if elected. If any nominee is not able to serve, proxies will be voted in favor of the remainder of those nominated. There are no family relationships between or among any of our executive officers, directors, or director nominees.

Except as described below, there are no material legal proceedings in which any director, director nominee, officer, or affiliate of the Company or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company or any, associate of such director, officer, affiliate of the Company or security holder, is a party adverse to us or has a material interest adverse to us.

On August 13, 2025, NEC issued a letter of arbitration to the Company demanding $19 million of additional component purchases, which the Company believes is unfounded and not required under the Manufacturing Supply Agreement ("MSA"). The NEC arbitration also included a demand for payment of the outstanding accounts payable balances which are reflected in Accounts payable of the Company's consolidated balance sheets and disclosed in the Related Party Transactions. As of June 27, 2025, the Company cannot predict the outcome of these matters. As such, no loss accrual is deemed necessary as of June 27, 2025. The Company will continue to evaluate the proceedings and the expected outcome of this matter.

Board and Committee Meetings and Attendance

In fiscal year 2025, the Board held five regularly scheduled meetings and nine special meetings. Each of the Board members attended at least 75% of the aggregate total number of meetings of the Board and committees of which they were members during the fiscal year.

Board Member Qualifications

Our Board believes that its members should encompass a range of talents, skills and expertise, which enables the Board to provide sound guidance with respect to the Company's operations, interests and strategy. Candidates for the position of director should exhibit proven leadership capabilities, high integrity, exercise high level responsibilities within their respective careers, and possess an ability to quickly grasp complex principles of business, finance, enterprise risk, international transactions, and communication technologies. Our Board seeks a variety of professional experiences and backgrounds among its members to better ensure a breadth of expertise to support the Company's strategy. The Board has chosen not to impose term limits or mandatory retirement age with regard to service on the Board in the belief that a mix of tenure of directors, some who have institutional memory and have worked with different CEOs and management teams and who have developed an in-depth understanding of the Company and its business, middle-tenured directors, and newer directors with new and relevant skills and experience, brings a more balanced set of perspectives to our Board. In addition to considering a candidate's experiences and background, candidates are reviewed in the context of the current composition of the Board and evolving needs of our businesses. In particular, the Board has sought to include members that have experience in establishing, growing and leading communications companies in senior management positions and serving on the board of directors of other companies. In determining that each of the members of the Board is qualified to be a director, the Board has relied on the attributes listed below and, where applicable, on the direct personal knowledge of each of the members' prior service on the Board.

Directors' Biographies

The following is a brief description of the business experience and background of each nominee for director, including the capacities in which each has served during at least the past five years:

Mr. John Mutch, age 69, currently serves as Chair of the Board and has served on the Board since January 2015. Mr. Mutch is a veteran of the U.S. Navy. He served on the Board of Directors of Steel Excel Inc., a provider of drilling and production services to the oil and gas industry and a provider of event-based sports services and other health-related services, from 2007 to 2016. From December 2008 to January 2014, he served as Chairman of the board of directors and Chief Executive Officer of Beyondtrust Software, a privately-held security software company. During this time, Mr. Mutch co-authored the book "Preventing Good People from Doing Bad Things: Implementing Least Privilege" which focuses on enterprise security. Mr. Mutch is the founder and has been the managing partner of MV Advisors LLC, a strategic block investment firm that provides focused investment and strategic guidance to small and mid-cap technology companies, since December 2005. Prior to founding MV Advisors LLC, in March 2003, Mr. Mutch was appointed by the U.S. Bankruptcy court to the board of directors of Peregrine Systems, Inc., a provider of enterprise asset and service management solutions. He assisted that company in a bankruptcy work-out proceeding and was named President and Chief Executive Officer in July 2003. Previous to running Peregrine Systems, Inc., Mr. Mutch served as President, Chief Executive Officer and a director of HNC Software, an enterprise analytics software provider. Before HNC Software, Mr. Mutch spent seven years at Microsoft

Corporation in a variety of executive sales and marketing positions. Mr. Mutch previously served on the boards of directors of Phoenix Technologies Ltd., a leader in core systems software products, services and embedded technologies, Edgar Online, Inc., a provider of financial data, analytics and disclosure management solutions, Aspyra, Inc., a provider of clinical and diagnostic information systems for the healthcare industry, Overland Storage, Inc., a provider of unified data management and data protection solutions, and Brio Software, Inc., a provider of business intelligence software. He has served as a director at Agilysys, Inc., a provider of information technology solutions, since March 2009. From April 2017 to May 2019, Mr. Mutch served as a director at Maxwell Technologies, Inc., a manufacturer of energy storage and power delivery solutions for automotive, heavy transportation, renewable energy, backup power, wireless communications and industrial and consumer electronics applications. From July 2017 to March 2018, he served as a director at YuMe, Inc., a provider of digital video brand advertising solutions, at which time YuMe was acquired by RhythmOne plc, a technology-enabled digital media company. Mr. Mutch continued serving as a director on the RhythmOne board until January 2019. In April 2025, Mr. Mutch was appointed as a director to serve on the board of Universal Electronics Inc. (NASDAQ: UEIC). Mr. Mutch holds a Bachelor of Science in Economics from Cornell University and a Master of Business Administration from the University of Chicago.

Mr. Mutch brings to the Board extensive experience as an executive in the technology sector. He also has experience as a director at several public companies in the technology sector. He is or has been a member of the audit committee of various public and private companies and brings valuable financial expertise to the Board. For these reasons, we believe Mr. Mutch is qualified to continue serving on the Board.

Ms. Laxmi Akkaraju, age 56, has served on the Board since November 2023. Ms. Akkaraju has been the Chief Delivery Officer for Cognite, a global leader in industrial software, since April 2021, having previously served in Senior Vice President roles for Strategy and Customer Services since 2021. She is also a Board Member for the Moller Mobility Group and sits on the Advisory Boards for Digital Norway and BI Norwegian Business School. Prior to Cognite, Ms. Akkaraju was Chief Strategy Officer from 2017 to 2020 for the GSM Association (GSMA), a non-profit industry organization that represents the interests of mobile network operators worldwide. From 2008 to 2017 Ms. Akkaraju was an acting Executive Vice President at EVRY, and prior to that held senior positions at Mu Dynamics (now Spirent) and Holte Consulting. Ms. Akkaraju holds a Bachelor of Science in Civil Engineering from University of New Mexico and a Master of Science in Civil Engineering from the University of Colorado Boulder. We believe Ms. Akkaraju's experience and success in the wireless industry qualifies her to continue to serve as a member of the Board.

Mr. Scott Halliday, age 65, has served on the Board since January 2025. Mr. Halliday worked for EY (formerly Ernst & Young) for thirty-seven years until his retirement in 2019. Mr. Halliday's roles with EY included senior and board-level positions, including Chairman of EY's United Kingdom and Japan firms, and Director of EY Global, Americas, EMEIA and Japan boards. Mr. Halliday led multibillion-dollar operations and thousands of employees, while directing and navigating strategic growth. He also assisted in the development of the Audit Firm Governance Code in both the UK and Japan, working closely with the UK Financial Reporting Council (FRC) and Japan Financial Services Agency (JFSA). Mr. Halliday brings a wealth of experience in advising boards of directors and audit committees at Global 500 companies, as well as international governments to address key trends, governance and risk management. Mr. Halliday holds a Bachelor of Business Administration in Accounting from the University of Texas and is a Certified Public Accountant. We believe Mr. Halliday's extensive experience in public company accounting and executive leadership qualifies him to serve as a member of the Board.

Mr. Bryan Ingram, age 61, has served on the Board since November 2021. Mr. Ingram is a senior corporate executive and advisor whose technology career spans 35 years in executive management roles with industry leaders Broadcom, Avago, Agilent, HP, and Westinghouse. He has a proven record in the global semiconductor industry for delivering highly differentiated product performance, cost improvements, resilient supply chains, and driving growth through the wireless ecosystem. Mr. Ingram presently serves as a director for SGH (formerly Smart Global Holdings), where he was elected in October 2018 and serves on the nominating and governance committee as well as the compensation committee. Mr. Ingram was also a director for Anokiwave from June 2020 until February 2025. Most recently, from November 2019 to March 2020, Mr. Ingram served as a consultant for Broadcom, and he previously served as senior vice president and general manager of Broadcom's Wireless Semiconductor Division, from November 2015 to October 2019, where he oversaw the development, production, and marketing of RF components for handsets and other wireless devices. Prior to Broadcom, Mr. Ingram served as the Chief Operating Officer for Avago Technologies from April 2013 to October 2015. From October of 2015 until May 2016, Mr. Ingram served as the Senior Vice

President and General Manager of the Wireless Semiconductor Division of Avago Technologies. Mr. Ingram holds a Bachelor of Science in Electrical Engineering from the University of Illinois and a Master of Science in Electrical Engineering from Johns Hopkins University. We believe Mr. Ingram's experience and success in the semiconductor industry, as well as supply chain expertise, qualify him to continue to serve as a member of the Board.

Ms. Michele Klein, age 76, was appointed to the Board in May 2021. She is an experienced public company director, venture capital investor and CEO. Ms. Klein chairs our Governance and Nominating committee and serves on the Compensation and Nominating and Governance Committees. From 2019 until March 2025, Ms. Klein was a director of Intevac, where she served on the Compensation and Nominating and Governance Committees. From 2021 to 2023 Ms. Klein was a director of Rockley Photonics where she chaired the Nominating and Governance committee and served on Compensation. In 2017 she was elected a director of Photon Control, a provider of optical sensors and systems to the semiconductor industry, where she served on Audit and chaired the M&A Committee from 2017 until the Company's acquisition in 2021. She is also a director of Gridtential Energy, a private company. From 2005 to 2010 Ms. Klein served as Sr. Director of Applied Ventures LLC, the venture capital arm of Applied Materials, where she recommended and managed investments in energy storage and solar energy and represented Applied Materials on the boards of energy technology companies. Ms. Klein co-founded Boxer Cross, a semiconductor equipment manufacturer, and served as Chief Executive Officer and Director from 1997 until its acquisition by Applied Materials in 2003. She previously co-founded and led High Yield Technology, a semiconductor metrology company, from 1986 until its acquisition by public Pacific Scientific in 1996. Ms. Klein earned a BS degree from the University of Illinois and an MBA from the Stanford Graduate School of Business. We believe Ms. Klein's investment and capital markets experience, and leadership roles in both public and private manufacturing companies in semiconductor, communications infrastructure, wireless and tech-enabled services, qualify her to continue to serve as a director of the Company.

Mr. Peter A. Smith, age 59, has been our President and CEO since January 2020 and a member of the Board since February 2020. Mr. Smith has more than 25 years of leadership experience in business management and a proven track record of creating value for companies. He most recently served as Senior Vice President, US Windows and Canada for Jeld-Wen from March 2017 to December 2019, where he had full profit and loss responsibility for Jeld-Wen's $1B+ windows business, implementing lean manufacturing principles and strategic development programs to deliver growth and improved profitability. Prior to Jeld-Wen, from October 2013 to March 2017, he served as President of Polypore International's Transportation and Industrial segment and oversaw transformative initiatives that helped prepare the former public company for sale to the Asahi Kasei Group. Previously, he served as Chief Executive Officer and a director of Voltaix Inc., until its sale to Air Liquide.

Earlier in his career, Mr. Smith held various executive leadership positions at Fortune 100 and Fortune 500 companies, including Cooper Industries, Dover Knowles Electronics and Honeywell Specialty Materials. In these roles, his responsibilities ran the gamut of operations, sales and marketing, business development, and mergers and acquisitions. Mr. Smith also served on the boards of Adaptive 3D from 2020 to 2021 and Soleras Advanced Coatings from 2015 to 2018. He has both a Bachelor of Science degree in Material (Ceramics) Engineering and PhD in Material Science and Engineering from Rutgers University and holds a Master of Business Administration degree from Arizona State University. We believe Mr. Smith's executive leadership experience and position as the Company's CEO qualify him to continue serving on the Board.

Mr. Bruce Taten, age 69, was appointed to the Board on March 2022. Mr. Taten served as Senior Vice President, General Counsel and Chief Compliance Officer for Cooper Industries, plc from 2008 until its merger with Eaton Corporation in October 2012. Previously, Mr. Taten was Vice President and General Counsel at Nabors Industries from 2003 until 2008 and earlier practiced law with Simpson Thacher & Bartlett LLP and Sutherland Asbill & Brennan LLP. Before attending law school, he practiced as a C.P.A. with Peat Marwick Mitchell & Co., which is now KPMG, in New York. From 2015 to date, Mr. Taten is a practicing attorney and private investor. He is admitted to practice law in the states of Texas and New York. Mr. Taten earned his FSA Credential from the Sustainability Accounting Standards Board (SASB) in 2020. Mr. Taten holds a B.S. and Masters degree from Georgetown University and a J.D. from Vanderbilt University. Mr. Taten has served on the board of directors of Jeld-Wen Holdings, Inc. (NYSE: JELD), since 2014 and currently serves as chair of the governance and nominating committee and on the compensation committee. The Board believes Mr. Taten's qualifications to continue to sit on our Board include his experience in mergers and acquisitions, compliance, financial, tax and corporate governance expertise working on other companies' boards of directors and as a general counsel and chief compliance officer.

Board Leadership

The Board does not have a policy regarding the separation of the roles of CEO and Chair of the Board as the Board believes that it is in the best interests of the Company for the Board to make that determination based on the position and direction of the Company and the membership of the Board. The members of the Board possess considerable experience and unique knowledge of the challenges and opportunities that the Company faces and are in the best position to evaluate the needs of the Company and how to best organize the capabilities of the directors and management to meet those needs.

When the CEO also serves as Chair of the Board, our Corporate Governance Guidelines provide for the appointment of a lead independent director.

The Board has determined that having Mr. Mutch serve as Chair is in the best interest of the Company at this time. This structure ensures a greater role for the independent directors in the oversight of the Company and active participation of the independent directors in setting agendas and establishing Board priorities and procedures and is useful in establishing a system of corporate checks and balances. The Board believes that separating the Chair position from the CEO position at this time allows the CEO to focus on setting the strategic direction of the Company and the day-to-day leadership and performance of the Company, while the Chair leads the Board in its role of, among other things, providing advice to, and overseeing the performance of, the CEO. In addition, managing the Board can be a time-intensive responsibility, and the Board currently believes this structure permits our CEO to focus on the management of the Company's day-to-day operations.

The Board's Role in Risk Oversight

Assessing and managing risk is the responsibility of the management of the Company with oversight from the Board. The Board's oversight of major risks occurs at both the full Board level and at the Board committee level. The Board oversees and reviews certain aspects of the Company's risk management efforts, focusing on the adequacy of the Company's risk management and risk mitigation processes. Management is responsible for establishing the Company's business strategy, identifying and assessing the related risks and implementing appropriate risk management practices. At the Board's request, management proposed a process for identifying, evaluating and monitoring significant risks and such process has been approved by the Board and is currently in effect. This risk management program is overseen by senior management who, in connection with their regular review of the overall business, identify and prioritize a broad range of significant risks (e.g., financial, strategic, compliance and operational). Senior management also discusses mitigation plans to address such significant risks. Prioritized risks and management's plans for mitigating such risks are regularly presented to the full Board for discussion and in order to ensure better monitoring. In addition to the risk management program, the Board encourages management to promote a corporate culture that incorporates risk management into the Company's corporate strategy and day-to-day business operations.

In addition, each of our Board committees also oversees the management of risks that fall within the committee's areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors. The Audit Committee oversees the Company's compliance with legal and regulatory requirements as well as the Company's cybersecurity risk mitigation and response plan. The Governance and Nominating Committee assists the Board in shaping the corporate governance of the Company and has oversight over the Company's Environmental, Social and Governance ("ESG") risks, including climate risks. The Compensation Committee oversees the management of risks relating to the Company's executive compensation plans, incentive structure and succession planning.

A discussion of risk factors in the Company's compensation design can be found below under the heading "Risk Considerations in Our Compensation Program."

Principles of Corporate Governance, Bylaws and Other Governance Documents

The Board has adopted Corporate Governance Guidelines and other corporate governance documents that provide additional detail and context or supplement certain provisions of our Bylaws and relate to, among other things, the composition, structure, interaction and operation of the Board. Some of the key governance features of our Corporate Governance Guidelines, Insider Trading Policy, Bylaws and other governance documents are summarized below.

Majority Voting in Director Elections. In an uncontested election of directors, to be elected to the Board, each nominee must receive the affirmative vote of shares representing a majority of the votes cast, meaning that the number of votes "FOR" a director nominee must exceed the number of votes "AGAINST" that director nominee.

Aviat's Corporate Governance Guidelines provide that any director nominee in an uncontested election who does not receive a greater number of votes "FOR" his or her election than votes "AGAINST" such election must, promptly following certification of the stockholder vote, offer his or resignation to the Board for consideration in accordance with the following procedures.

The Board will evaluate the best interests of the Company and its stockholders and decide the action to be taken with respect to such offered resignation. In reaching their decision, the Board will consider all factors they deem relevant. Following the Board's determination, the Company will, within four business days, disclose publicly in a document furnished or filed with the SEC the Board's decision as to whether or not to accept the resignation offer. The disclosure will also include a description of the process by which the decision was reached, including, if applicable, the reason or reasons for rejecting the offered resignation.

All nominees for election as a director in an uncontested election are deemed to have agreed to abide by such policy and will offer to resign and will resign if requested to do so in accordance with this policy (and will if requested submit an irrevocable resignation letter, subject to this majority voting policy, as a condition to being nominated for election).

Director Resignation in the Event of Change in Principal Position or Responsibility. Any non-employee director who experiences a material change in his or her principal employment or professional position at any time after being elected to the Board must notify the Board and the Board will determine whether or not the continued service of such individual as a director of the Board will be in the best interests of the Company and its stockholders.

Notification of Other Directorships. In an effort to ensure directors can dedicate sufficient time, commitment and focus on the affairs of the Board and the Company, non-employee directors must advise the Chair of the Board and the Chair of the Governance and Nominating Committee if they are being considered for election or appointment to a board of directors of another publicly held company. The Governance and Nominating Committee will determine whether the new board membership is compatible with continued service on the Company's Board.

Insider Trading Policy and Prohibition Against Pledging Aviat Securities and Hedging Transactions. The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company's securities by our directors, officers, employees and other covered persons that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Insider Trading Policy was filed as an exhibit to the Company's most recent Annual Report on Form 10-K filed on September 10, 2025.

In accordance with Aviat's Insider Trading Policy, directors and executive officers are prohibited from short sales of Aviat securities, entering into puts, calls or other derivative securities, pledging Aviat securities and engaging in hedging transactions with respect to Aviat securities. Aviat specifically prohibits directors and executive officers from holding Aviat securities in any margin account for investment purposes or otherwise using Aviat securities as collateral for a loan. Insiders are also prohibited from purchasing certain instruments (including prepaid variable forward contracts, equity swaps, and collars) and engaging in transactions designed to hedge or offset any decrease in the value of Aviat securities.

Responsible Business

In fiscal year 2025, the Board continued to develop a responsible business framework that the Company can build on, implement, and report on in more detail in the future to ensure sustainable investing and risk management. On the environmental side of the framework, the Company began analyzing its energy resource consumption and seeking to ensure its compliance with the Company's Global Environmental Policy which can be found at https://aviatnetworks.com/about-us/responsible-sourcing. In fiscal year 2025, the Company certified to International Organization for Standardization ("ISO") 27001 for its information technology function at its corporate headquarters in Austin, Texas. The Company maintained its ISO 14001 certification, which relates to the Company's environmental management system, for its corporate office in Austin, Texas as well as its management system in the

United Kingdom under its subsidiary there. The Company's subsidiary in the United Kingdom also maintains an ISO 45001 certification for its occupational health and safety management system. The Company is also a member of the Responsible Business Alliance and EcoVadis which assists Aviat in maintaining best practices in its global supply chain as well as providing a rating of our compliance.

To further align employee interests with those of our stockholders and to increase employee ownership in the Company, in fiscal year 2022, the Company established a stock ownership program for employees not eligible for the Long-Term Incentive Plan (the ''Employee Ownership Program''). The Employee Ownership Program provided employees with a direct ownership stake in the Company in the form of restricted stock units (RSUs). In countries where awarding RSUs would not be possible, the Company provided those employees the equivalent in a cash bonus. The grant value was equal to the employee's two-months' salary and vests ratably over three years. The first vesting under the Employee Ownership Program was May 2023, the second was May 2024, and the final vesting date was May 2025.

In fiscal year 2025, there have been zero work-related fatalities and only one work-related injury. In furtherance of its engagement with employees, the Company is committed to a safe and welcoming workplace. The Company expanded its tracking of work-related injuries and illnesses throughout its global workforce and will report that information to the Board at least annually. The Company also worked to incorporate greater employee engagement in fiscal year 2025 through a variety of processes. 45% of all employees held equity in the Company in fiscal year 2025.

Many of the Company's products may assist Aviat customers with their own sustainability goals and initiatives. For example, in many parts of the world, the locations where our equipment is deployed are rural and off of the traditional electric grid, often relying a large percentage of time on diesel generator for power. The Company offers products that can reduce diesel consumption and thus the carbon dioxide emissions of Aviat customers over time. We estimate Aviat solutions, when compared with our competitors, can reduce diesel fuel consumption by approximately 7 million liters annually which results in 18,000 metric tons of avoided carbon dioxide emissions annually. Aviat also assists its customers in closing the digital divide around the globe by providing communication equipment which may easily be deployed in rural or hard to reach locations.

Board Committees

The Board maintains an Audit Committee, a Compensation Committee and a Governance and Nominating Committee as its regular committees. Copies of the charters for the Audit Committee, the Compensation Committee and the Governance and Nominating Committee are available on our website at https://investors.aviatnetworks.com/corporate-governance/documents-charters.

The following table shows, at the conclusion of fiscal year 2025, the Chair and members of each committee, the number of committee meetings held, and the principal functions performed by each committee as described in such committee's charter:

Committee	Number of Meetings in Fiscal Year 2025	Members	Principal Functions
Audit	16	John Mutch (former Chair) Scott Halliday (Chair) Laxmi Akkaraju Bryan Ingram	• Selects our independent registered public accounting firm • Reviews reports of our independent registered public accounting firm • Reviews and pre-approves the scope and cost of all services, including all non-audit services, provided by the firm selected to conduct the audit • Monitors the effectiveness of the audit process • Reviews independent registered public accounting firm's and management's assessment of the adequacy of financial reporting and operating controls • Monitors corporate compliance program • Monitors corporate data and information security

Committee	Number of Meetings in Fiscal Year 2025	Members	Principal Functions
			• Reviews the process by which management identifies and mitigates key areas of risk
			• Reviews the Company's audited and unaudited financial results in the Company's annual and quarterly reports on Form 10-K, Form 10-Q and earnings releases
			• Reviews the scope and responsibilities of the internal audit program and on the appointment of the individual or firm serving in such capacity
			• Reviews and approves all related party transactions
Compensation	4	Bruce Taten (Chair) Bryan Ingram Michele Klein	• Reviews our executive compensation policies and strategies
			• Oversees and evaluates our overall compensation structure and programs
			• Ensures that an executive performance evaluation is in place
			• Reviews and overseas management's continuity planning processes
			• Annually reviews incentive compensation arrangements and their contribution to the desired risk management policy and practices
Governance and Nominating	5	Michele Klein (Chair) John Mutch Bruce Taten	• Develops and implements policies and practices relating to corporate governance and ESG initiatives
			• Reviews and monitors implementation of our governance policies and procedures
			• Establish, implement, and monitor the processes for (a) effective communication with stockholders and (b) consideration of stockholder proposals
			• Assists in developing criteria for open positions on the Board
			• Reviews and recommends nominees for election of directors to the Board
			• Reviews and recommends policies, if needed, for selection of candidates for directors
			• Develops, recommends, and oversees an annual self-evaluation process of the Board and its committees

Audit Committee

The Audit Committee is primarily responsible for selecting and approving the services performed by our independent registered public accounting firm, as well as reviewing our accounting practices, internal audit program, related party transactions, corporate financial reporting, data and information security, and system of internal controls over financial reporting. During fiscal year 2025, the Audit Committee was comprised of independent, non-employee members of our Board who were "financially sophisticated" under the NASDAQ Listing Rules.

The Board has determined that Messrs. Halliday and Mutch each qualify as an "audit committee financial expert," as defined under Item 407(d)(5)(i) of Regulation S-K under the Securities Act of 1933 and the Exchange Act. Such status does not impose on any director duties, liabilities or obligations that are greater than the duties, liabilities or obligations otherwise imposed on a director as members of our Audit Committee and the Board.

Following the Annual Meeting, it is expected that Messrs. Halliday, Ingram, and Mutch and Ms. Akkaraju will serve on the Audit Committee for fiscal year 2026 with Mr. Halliday remaining as chair. Each of Messrs. Halliday, Ingram, and Mutch and Ms. Akkaraju are independent under NASDAQ listing standards and Rule 10A-3(b)(1) of the Exchange Act.

Compensation Committee

The Compensation Committee has the authority and responsibility to approve our overall executive compensation strategy, to ensure that performance evaluation processes are in place for the Company's executives, to administer our annual and long-term compensation plans, to annually review the incentive compensation arrangements and their contribution to desired risk management policy and practices, and to review and make recommendations to the Board regarding executive compensation. During fiscal year 2025, the Compensation Committee was comprised of independent, non-employee members of the Board in accordance with NASDAQ Listing Rules. During fiscal year 2025, the Compensation Committee utilized Compensia, Inc. ("Compensia") as an independent, third-party consulting firm.

Following the Annual Meeting, it is expected that Messrs. Taten and Ingram and Ms. Klein will serve on the Compensation Committee for fiscal year 2026 with Mr. Taten serving as chair. All the expected members of the Compensation Committee for fiscal year 2026 are independent under the NASDAQ Listing Rules.

Compensation Committee Interlocks and Insider Participation

No member or nominee of the Compensation Committee was an officer or employee or former officer of the Company. None of our executive officers currently serves or in the past year has served as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving on our Board or Compensation Committee. For a description of transactions between us and members of our Compensation Committee and affiliates of such members, if any, please see "Transactions with Related Persons."

Governance and Nominating Committee

The Governance and Nominating Committee develops and implements policies and practices related to corporate governance designed to align with sound corporate governance principles. The Governance and Nominating Committee also has oversight to the Company's ESG initiatives. The Governance and Nominating Committee establishes, implements, and monitors the processes for (a) effective communication with stockholders and (b) consideration of stockholder proposals. The Governance and Nominating Committee also reviews the process by which management identifies and mitigates key areas of risk and reviews and oversees management's continuity planning processes.

The Governance and Nominating Committee also recommends candidates to the Board and periodically reviews whether a more formal selection policy should be adopted. The Governance and Nominating Committee does not have a specific policy regarding the consideration of any director candidates recommended by security holders, and there is no difference in the manner in which the committee members evaluate nominees for director based on whether the nominee is recommended by a stockholder.

In reviewing potential candidates for the Board, the Governance and Nominating Committee considers the individual's experience and background. Candidates for the position of director should exhibit proven leadership capabilities, high integrity, exercise high level responsibilities within their respective careers, and possess an ability to quickly grasp complex principles of business, finance, international transactions and communications technologies. In general, candidates who have held an established executive level position in business, finance, law, education, research, government or civic activity will be preferred. The Governance and Nominating Committee utilizes a skills matrix to review the strengths of current board members and identify gaps in attributes or skills to emphasize in recruiting new directors and to help identify emerging needs and capabilities on the Board in light of the Company's strategy and the external environment.

Although the Governance and Nominating Committee has not adopted a formal diversity policy regarding the selection of director nominees, diversity is one of the factors that the committee considers in identifying director nominees. When identifying and recommending director nominees, the Governance and Nominating Committee views diversity expansively to include, without limitation, concepts such as differences of viewpoint, professional experience, education, skill and other qualities or attributes that contribute to board diversity. As part of this process, the Governance and Nominating Committee evaluates how a particular candidate would strengthen and increase the diversity of the Board in terms of how that candidate may contribute to the Board's overall balance of perspectives, backgrounds, knowledge, experience, skill sets and expertise in substantive matters pertaining to the Company's business.

In making its recommendations, the Governance and Nominating Committee bears in mind that the foremost responsibility of a director of a corporation is to represent the interests of the stockholders as a whole. The Governance and Nominating Committee intends to continue to evaluate candidates for election to the Board on the basis of the foregoing criteria.

During fiscal year 2025, the Governance and Nominating Committee was comprised of independent members of the Board in accordance with NASDAQ Listing Rules. Following the Annual Meeting, it is expected that Ms. Klein and Messrs. Mutch and Taten will continue to serve on the Governance and Nominating Committee with Ms. Klein continuing as chair for fiscal year 2026. All the expected members of the Governance and Nominating Committee for fiscal year 2026 are independent under the NASDAQ Listing Rules.

Stockholder Communications with the Board

Stockholders who wish to communicate directly with the Board may do so by submitting a comment via the Company's website at https://investors.aviatnetworks.com/investor-resources/contact-us or by sending a letter addressed to: Aviat Networks, Inc., c/o Corporate Secretary, 200 Parker Drive, Suite C100A, Austin, TX 78728. The Corporate Secretary monitors these communications and provides a summary of all received messages to the Board at its regularly scheduled meetings. When warranted by the nature of communications, the Corporate Secretary will request prompt attention by the appropriate committee or independent director of the Board, independent advisors or management. The Corporate Secretary may decide in her judgment whether a response to any stockholder communication is appropriate.

Code of Conduct

We implemented our Code of Conduct effective January 26, 2007 and as amended on February 6, 2025. All of our employees, including the CEO and CFO, are required to certify and they shall abide by the Code of Conduct to help ensure that our business is conducted in a consistently ethical and legal manner. The Company has adopted a written policy, and management has implemented a reporting system, intended to encourage our employees to bring to the attention of management and the Audit Committee any complaints regarding the integrity of our internal system of controls over financial reporting, or the accuracy or completeness of financial or other information related to our financial statements. We prohibit retaliation or reprisal toward any party involved in reporting an incident.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions during fiscal year 2025 and 2024 to which we were or are to be a party in which the amount involved exceeded $120,000, and in which any of our directors, director nominees, or executive officers, any holders of more than 5% of our common stock or any members of any such person's immediate family, had or will have a direct or indirect material interest, other than compensation described in the sections titled "Director Compensation and Benefits" and "Executive Compensation."

NEC Transactions

On May 9, 2023, the Company entered into a Master Sale of Business Agreement (as amended on November 30, 2023, the "Purchase Agreement") with NEC to acquire NEC's wireless transport business (the "NEC Transaction"). The Company completed the NEC Transaction on November 30, 2023 (the "Closing Date"). The fair value of the consideration transferred at the closing of the NEC Transaction was comprised of (i) cash of $32.2 million, and (ii) the issuance of 736,750 shares or $22.3 million of common stock of the Company. Aggregate consideration transferred at closing was approximately $54.5 million, which was subject to certain post-closing adjustments. In connection with the closing of the NEC Transaction, NEC gained the right to nominate a director to the Company's Board.

Registration Rights and Lock-Up Agreement

On the Closing Date, the Company entered into a Registration Rights and Lock-Up Agreement (the "Registration Rights and Lock-Up Agreement") with NEC pursuant to which the Company agreed to file a registration statement with the Securities and Exchange Commission for resale of the Closing Stock Consideration. NEC agreed that, except for limited exceptions as provided in the Registration Rights and Lock-Up Agreement, no shares of the Closing Stock Consideration may be transferred (the "Lock-Up") until one day following the Initial Lock-Up Expiration Date. One day after the Initial Lock-Up Expiration Date, one-twelfth of the Closing Stock Consideration shall be released from the Lock-Up, and an additional one-twelfth of the Closing Stock Consideration shall be released from the Lock-Up in each subsequent month, such that all of the Closing Stock Consideration shall be released from Lock-Up by the two-year anniversary of the day immediately following the Closing Date.

Manufacturing and Supply Agreement

On the Closing Date, the Company entered into a Manufacturing and Supply Agreement ("MSA"), by and among the Company, NEC Platforms, Ltd., a Japan limited company ("NECPF") and NEC. Pursuant to the MSA, NECPF will sell to the Company, and the Company will purchase from NECPF certain products related to the wireless backhaul business acquired by the Company pursuant to the MSBA (the "Products") and NECPF will not produce, deliver or sell the Products to any third party outside of Japan or to resellers and distributors in Japan for resale outside of Japan unless NECPF first obtains written consent from the Company. NEC shall act as a representative of NECPF to receive orders from the Company for the transactions between the Company and NECPF contemplated under the MSA.

Additional Agreements

Additionally, in connection with the NEC Transactions, the Company entered into the following ancillary agreements as of or after the Closing Date:

- A Global Transition Services Agreement (the "Buyer TSA") for NEC to provide certain transition services to the Company following the Closing of the Transaction. These costs amounted to $3.3 million in fiscal year 2025.

- A Global Seller Transition Services Agreement (the "Seller TSA") for the Company to provide certain transition services to NEC following the Closing of the Transaction.

- Distribution Agreements with certain NEC subsidiaries to become distributor of certain products set forth in the Distribution Agreements in the relevant local markets or territories (the "Distribution Agreements").

- A Trademark License Agreement related to certain registered trademarks in the territory of Japan. An Intellectual Property License Agreement, related to certain NEC IP, including mobile backhaul-related patents.

- A Trademark Assignment Agreement related to certain trademarks defined therein as the PASOLINK Marks.

- A Research and Development Cooperating Agreement for Existing Products, pursuant to which NEC will provide the Company with certain services relating to the development work to maintain existing products.

The Company does not have a formal written policy with respect to the review, approval, or ratification of transactions with related persons other than the Audit Committee's responsibility to review such transactions as described in its charter. The Company has established procedures to identify these transactions, if any, and bring them to the attention of the Audit Committee of the Board for consideration. These procedures include a quarterly assessment in connection with our quarterly financial risk assessments. The Audit Committee of the Board considers the following regulatory guidance: (i) Item 404(a) of Regulation S-K of the Securities Act of 1933, as amended (Transactions with Related Persons); (ii) Accounting Standards Codification Topic 850 (Related Party Disclosures); (iii) Public Company Accounting Oversight Board Auditing Standard No. 18 (Related Parties); and (iv) the NASDAQ's governance standards related to independence determinations. Each of the above-described agreements were approved pursuant to Aviat's existing procedures.

Our Code of Conduct prohibits all employees, including our executive officers, from benefiting personally from any transactions with us other than approved compensation benefits.

DIRECTOR COMPENSATION AND BENEFITS

The Board has delegated responsibility to the Compensation Committee to determine the form and amount of director compensation, which reviewed and assessed from time to time by the Compensation Committee with changes, if any, recommended to the Board for action. Director compensation may take the form of cash, equity, and other benefits ordinarily available to directors.

The following fees, were approved for the 2025 fiscal year for all non-employee Directors serving on our Board and its committees:

- $50,000 basic annual cash retainer, payable on a quarterly basis, which a director may elect to receive in the form of shares of common stock;

- $45,000 annual cash retainer, payable on a quarterly basis, for service as Chair of the Board;

- $22,000 annual cash retainer, payable on a quarterly basis, for service as Chair of the Audit Committee;

- $10,000 annual cash retainer, payable on a quarterly basis, for service as Chair of the Governance and Nominating Committee;

- $15,000 annual cash retainer, payable on a quarterly basis, for service as Chair of the Compensation Committee;

- $10,000 annual cash retainer, payable on a quarterly basis, for service on the Audit Committee other than Chair of the Audit Committee;

- $5,000 annual cash retainer, payable on a quarterly basis, for service on the Governance and Nominating Committee other than Chair of the Governance and Nominating Committee;

- $5,000 annual cash retainer, payable on a quarterly basis, for service on the Compensation Committee other than Chair of the Compensation Committee;

- Annual grant of restricted stock units (''RSUs'') under our Amended and Restated 2018 Incentive Plan (the ''2018 Plan'') valued at $120,000, with 100% vesting at the earlier of (1) the day before the date of the Annual Meeting, or (2) the first anniversary of the 2025 annual stockholders' meeting, subject to continuing service as a director through such earlier date.

We also paid an additional one-time $15,000 cash award to the Chair of the Audit Committee, and a one-time $7,500 cash award to the other members of the Audit Committee in connection with their additional work on an extended audit that was conducted during the 2025 fiscal year. We reimburse each non-employee director for reasonable travel expenses incurred and in connection with attendance at Board and committee meetings on our behalf, and for expenses such as supplies and continuing director education costs. Employee directors are not compensated for their service as a director.

To enhance and expand on the key skills and experiences relevant to the Company's industry, we provide our directors with continuing education and presentations from both internal and external experts. Additionally, we encourage our directors to participate in external continuing director education programs. New directors also participate in comprehensive orientation sessions that provide them with a thorough understanding of their fiduciary duties as well as a robust overview of the Company's business and strategies, which allows new directors to begin making contributions to the Board at the start of their service.

To better align the interests of our Board with those of our stockholders, in November 2019, the Board adopted a policy whereby members of the Board must achieve ownership of three times (3x) such director's annual cash retainer (exclusive of chairperson or committee fees). A director is required to achieve compliance with the foregoing ownership requirement by the later of (a) five years from the date of adoption of the guidelines, or (b) five years from the start of such director's directorship with the Company. All vested RSUs or Company shares purchased by a director in the open market shall be counted toward a director's ownership requirement.

Fiscal Year 2025 Compensation of Non-Employee Directors

Our non-employee directors received the following aggregate amounts of compensation in respect of fiscal year 2025:

	Fees Earned in Cash ($)	Stock Awards[1] ($)	Total ($)
Laxmi Akkaraju	67,500	119,998	187,498
Asako Aoyama	25,000	—	25,000
Scott Halliday	33,000	60,008	93,008
Bryan Ingram	72,500	119,998	192,498
Michele Klein	65,000	119,998	184,998
John Mutch	133,500	119,998	253,498
Bruce Taten	70,000	119,998	189,998

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(1) The amounts shown in this column reflect the aggregate grant date fair value of RSUs granted to our non-employee directors computed in accordance with FASB ASC Topic 718, determined without regard to estimated forfeitures. The assumptions made in determining the fair values of our stock awards and option awards are set forth in Notes 1 and 9 to our Consolidated Financial Statements in Part II, Item 8 of our Annual Report on Form 10-K for the fiscal year ended June 27, 2025, as filed with the SEC on September 10, 2025.

Indemnification

Our Bylaws require us to indemnify each of our directors and officers with respect to their activities as a director, officer, or employee of ours, or when serving at our request as a director, officer, or trustee of another corporation, trust, or other enterprise, against losses and expenses (including attorney fees, judgments, fines, and amounts paid in settlement) incurred by them in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, to which they are, or are threatened to be made, a party as a result of their service to us. In addition, we carry directors' and officers' liability insurance, which includes similar coverage for our directors and executive officers. We will indemnify each such director or officer for any one or a combination of the following, whichever is most advantageous to such director or officer:

- The benefits provided by our Bylaws in effect on the date of the indemnification agreement or at the time expenses are incurred by the director or officer;

- The benefits allowable under Delaware law in effect on the date the indemnification bylaw was adopted, or as such law may be amended;

- The benefits available under liability insurance obtained by us; and

- Such benefits as may otherwise be available to the director or officer under our existing practices.

Under our Bylaws, each director or officer will continue to be indemnified even after ceasing to occupy a position as an officer, director, employee or agent of ours with respect to suits or proceedings arising from his or her service with us.

In addition, the Company has entered into an indemnification agreement with each director and officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Except as noted below, the following table sets forth information with respect to the beneficial ownership of our common stock as of September 11, 2025, by each person or entity known by us to beneficially own more than five percent of our common stock, by our directors, by our nominees for director, by our Named Executive Officers and by all our directors, nominees for director and executive officers as a group. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons listed in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Unless otherwise indicated, the address of each of the beneficial owners identified is c/o Aviat Networks, Inc., 200 Parker Drive, Suite C100A, Austin, TX 78728. As of September 11, 2025, there were 12,802,223 shares of our common stock outstanding.

Name and Address of Beneficial Owner	Number of Shares of Common Stock[1]	Percentage of Voting Power of Common Stock
BlackRock, Inc. .... 50 Hudson Yards, New York, NY 10001	775,885[2]	6.6%
NEC Corporation .... 7-1, Shiba 5-chome Minato-ku, Tokyo 108-8001, Japan	736,750[3]	5.8%
The Vanguard Group, Inc. .... 100 Vanguard Boulevard, Malvern, PA 19355	651,862[4]	5.18%
Tieton Capital Management, LLC................................ 4700 Tieton Drive, Suite C, Yakima, WA 98908	650,270[5]	5.1%

(1) Beneficial ownership is determined under the rules and regulations of the SEC, and generally includes voting or dispositive power with respect to such shares.

(2) Based solely on a review of Schedule 13G filed with the SEC on January 29, 2024 by BlackRock, Inc.

(3) Based solely on a review of Schedule 13D filed with the SEC on December 6, 2023 by NEC Corporation.

(4) Based solely on a review of Schedule 13G filed with the SEC on November 12, 2024 by The Vanguard Group, Inc.

(5) Based solely on review of Schedule 13G filed with the SEC on February 11, 2025 by Tieton Capital Management, LLC.

Named Executive Officers and Directors	Common Shares Currently Held	Common Shares that May be Acquired within 60 Days of the Record Date[1]	Total Beneficial Ownership	Percentage Beneficially Owned
Laxmi Akkaraju	4,046	8,339	12,385	*
Erin Boase	11,635	15,008	26,643	*
Michael Connaway.......................	10,830	—	57,893	*
Gary Croke.............................	18,402	26,252	44,654	*
Andrew Fredrickson.....................	5,021	3,759	9,710	*
Scott Halliday..........................	—	—	3,150	*
Bryan Ingram	11,343	8,339	19,682	*
Michele Klein..........................	14,312	8,339	22,651	*
John Mutch............................	81,799	8,339	90,138	*
Peter A. Smith	177,235	186,552	363,787	2.8%
Bruce Taten............................	11,459	8,339	19,798	*
All directors, nominees for director, and executive officers as a group (12 persons) ..	341,061	277,846	669,120	5.3%

* Less than 1 %

(1) Shares of common stock that a person has the right to acquire within 60 days are deemed to be outstanding and beneficially owned by that person for the purpose of computing the total number of shares beneficially owned by that person and the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group. Accordingly, the amounts in the table include shares of common stock that such person has the right to acquire within 60 days of the Record Date by the exercise of stock options or the vesting of restricted stock units.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

For fiscal year 2025, the Audit Committee consisted of four members of the Board, each of whom was independent of the Company and its management, as defined in the NASDAQ Listing Rules. The Board has adopted, and annually reviews, the Audit Committee charter. The charter specifies the scope of the Audit Committee's responsibilities and how it carries out those responsibilities.

The Audit Committee reviews management's procedures for the design, implementation, and maintenance of a comprehensive system of internal controls over financial reporting and disclosure controls and procedures focused on the accuracy of our financial statements and the integrity of our financial reporting systems. The Audit Committee provides the Board with the results of its examinations and recommendations, and reports to the Board as it may deem necessary to make the Board aware of significant financial matters requiring the attention of the Board.

The Audit Committee does not conduct auditing reviews or procedures. The Audit Committee monitors management's activities and discusses with management the appropriateness and sufficiency of our financial statements and system of internal control over financial reporting. Management has primary responsibility for the Company's financial statements, the overall reporting process and our system of internal control over financial reporting. Our independent registered public accounting firm audits the financial statements prepared by management and the effectiveness of our internal control over financial reporting, expresses an opinion as to whether those financial statements fairly present our financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States ("GAAP") and discusses with the Audit Committee any issues they believe should be raised with us.

The Audit Committee reviews reports from our independent registered public accounting firm with respect to their annual audit and the effectiveness of our internal control over financial reporting and approves in advance all audit and non-audit services provided by our independent auditors in accordance with applicable regulatory requirements. The Audit Committee also considers, in advance of the provision of any non-audit services by our independent registered public accounting firm, whether the provision of such services is compatible with maintaining their independence.

In accordance with its responsibilities, the Audit Committee has reviewed and discussed with management the audited financial statements for the year ended June 27, 2025 and the process designed to achieve compliance with Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee has also discussed with our independent registered public accounting firm for such financial statements, Deloitte & Touche LLP ("Deloitte"), the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Audit Committee has received the written disclosures and letter from Deloitte required by applicable requirements of the PCAOB regarding the communications of Deloitte with the Audit Committee concerning independence, and has discussed with Deloitte its independence, including whether the provision by Deloitte of non-audit services, as applicable, is compatible with its independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board that the Company's audited financial statements for the year ended June 27, 2025 be included in Company's Annual Report on Form 10-K.

Audit Committee Board of Directors

Scott K. Halliday, Chair
Laxmi Akkaraju
Bryan Ingram
John Mutch

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

Deloitte was our independent registered public accounting firm for the fiscal year ended June 27, 2025. Representatives of Deloitte will not be present at the Annual Meeting, will not have an opportunity to make a statement, and will not be available to respond to questions.

The following table sets forth the fees billed for services rendered by our auditors, Deloitte, for each of our last two fiscal years:

	Fiscal Year 2025	Fiscal Year 2024
Audit fees[1]	$ 2,103,545	$1,446,000
Audit-related fees[2]	39,720	27,000
Tax fees[3]	81,905.04	109,000
All other fees[4]	—	2,000
	$2,225,170.04	$1,584,000

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(1) Audit fees include fees associated with the annual audit of our consolidated financial statements, internal control over financial reporting, and reviews of our quarterly reports on Form 10-Q, accounting and reporting consultations and statutory audits required for our international subsidiaries.

(2) Audit-related fees includes services in connection with acquisition related pro forma filings and SEC registration statements.

(3) Tax fees were for services related to tax compliance, tax advice, tax planning services and transfer pricing.

(4) All other fees consist of fees associated with research subscriptions.

Deloitte did not perform any professional services related to financial information systems design and implementation for us in fiscal years 2025 or 2024.

The Audit Committee has determined in its business judgment that the provision of non-audit services described above is compatible with maintaining Deloitte's independence.

Audit Committee Pre-Approval Policy

Section 10A(i)(1) of the Exchange Act and related SEC rules require that all auditing and permissible non-audit services to be performed by a company's principal accountants be approved in advance by the Audit Committee of the Board, subject to a "de minimis" exception set forth in the SEC rules (the "De Minimis Exception"). Pursuant to Section 10A(i)(3) of the Exchange Act and related SEC rules, the Audit Committee has established procedures by which the Chairperson of the Audit Committee may pre-approve such services provided the pre-approval is detailed as to the particular service or category of services to be rendered and the Chairperson reports the details of the services to the full Audit Committee at its next regularly scheduled meeting. All audit-related and non-audit services in fiscal years 2025 and 2024, if any, were pre-approved by the Audit Committee at regularly scheduled meetings of the Audit Committee, or through the process described in this paragraph, and none of such services was performed pursuant to the De Minimis Exception.

Change in Accountants

On September 18, 2025, the Audit Committee approved dismissal of Deloitte as the Company's independent registered public accounting firm, effective on and as of September 18, 202, and appointed Grant Thornton as the Company's independent registered public accounting firm for the fiscal year ending June 26, 2026.

This change was not a result of any disagreement between the Company and Deloitte.

Deloitte's report on Company's financial statements for each of the fiscal years ended June 27, 2025, June 28, 2024 and June 30, 2023, did not contain an adverse opinion, disclaimer of opinion, nor was it qualified, modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of the Company's financial statements for each of the fiscal years ended June 27, 2025, June 28, 2024 and June 30, 2023, and in the subsequent interim period through September 18, 2025, there were no disagreements with Deloitte on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the matter in their reports.

During the fiscal years ended June 27, 2025, June 28, 2024 and June 30, 2023, and in the subsequent interim period through September 18, 2025, there were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-K. Please see the Company's Forms 10-K for fiscal years ended June 27, 2025 and June 28, 2024, for descriptions of material weaknesses.

During the fiscal years ended June 27, 2025, June 28, 2024 and June 30, 2023, and in the subsequent interim period through September 18, 2025, neither the Company, nor anyone acting on its behalf, consulted with Grant Thornton with respect to (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company's financial statements, and neither a written report nor oral advice was provided that Grant Thornton concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or (2) any matter that was either the subject of a "disagreement" (as that term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a "reportable event" (as described in Item 304(a)(1)(v) of Regulation S-K).

The Company provided Deloitte with a copy of this disclosure and requested that Deloitte furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements contained herein. A copy of Deloitte's letter was filed as Exhibit 16.1 to the Company's Current Report on Form 8-K filed with the SEC on September 19, 2025.

EXECUTIVE OFFICERS

Information about our Executive Officers is included in the Company's Annual Report on Form 10-K.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview and Summary

This Compensation Discussion and Analysis, which has been prepared by management, is intended to help our stockholders understand our executive compensation philosophy, objectives, policies, practices, and decisions. It is also intended to provide context for the compensation awarded to, earned by, or paid to each of our named executive officers (our ''Named Executive Officers'' or ''NEOs'') during fiscal 2025 (defined as June 29, 2024 through June 27, 2025) as detailed in the Summary Compensation Table below and in the other tables and narrative discussion that follow.

Named Executive Officer	Position
Peter A. Smith	President and Chief Executive Officer
Michael Connaway	Senior Vice President and Chief Financial Officer
Erin Boase	General Counsel, Vice President Legal Affairs
Gary Croke	Vice President, Marketing and Product Line Mgmt

The executive team led the Company to achieve 6.5% revenue growth and record adjusted earnings before interest, taxes, depreciation and amortization (''EBITDA'') in three of the four fiscal quarters. The executive team's accomplishments during fiscal year 2025 led to the fifth consecutive fiscal year of topline growth. The executive team also continued to develop and implement an operating model that serves as the basis for continuous improvement and organic and acquisition-led growth enablement. This includes the integration of the 4RF Limited acquisition and further execution of the NEC Transaction acquisition to plan.

To understand our approach to executive compensation, you should read the entire Compensation Discussion and Analysis that follows. The following brief summary introduces the major topics covered:

- The cornerstone of our executive compensation program is pay for performance. Accordingly, while we pay competitive compensation and other benefits, our Named Executive Officers' compensation opportunity is weighted toward variable pay.

- The objectives of our executive compensation program are to reward superior performance, motivate our executives to achieve our goals and attract and retain a strong management team. We believe that our emphasis on long-term stockholder value creation results in an executive compensation program structure that is beneficial to our Company and our stockholders.

- The Compensation Committee is made up of independent, non-employee members of the Board and oversees the executive compensation program for our Named Executive Officers. The Compensation Committee works closely with its independent compensation consultant and management to evaluate the effectiveness of the Company's executive compensation program throughout the year. The Compensation Committee's specific responsibilities are set forth in its charter, which can be found on the Company's website at http://investors.aviatnetworks.com/committee-details/compensation-committee. In reviewing the elements of our executive compensation program - base salary, annual cash incentives, long-term incentives and post-termination compensation - our Compensation Committee reviews market data from similar companies.

- Our competitive positioning philosophy is to set compensation fairly, as compared to the compensation of our peer group companies, with allowances for internal factors such as tenure, individual performance and the nature of the relative scope and complexity of the role.

- Our annual incentive program is based on specific Company financial performance goals for the fiscal year and includes provisions to ''clawback'' any excess amounts paid in the event of a later correction or restatement of our financial statements.

- We conducted our annual pay review of executive compensation in August of 2024. Our CEO's base pay was not adjusted with the August modifications that were made to other Named Executive Officers' base salaries in connection with that annual review.

- We believe the compensation program for the Named Executive Officers supported our strategic priorities and aligned compensation earned with the Company's financial performance in fiscal year 2025.

Compensation Governance Best Practices

The Compensation Committee believes that a demonstrated commitment to best practices in compensation governance is itself an essential component of our approach to executive compensation. The following practices are some examples of this commitment:

- *Pay for performance*: A substantial portion of our executives' compensation opportunity is tied to achieving specified corporate objectives. In fiscal year 2025, 100% of the annual cash bonuses granted pursuant to the Annual Incentive Plan (the "AIP") was performance-based and at-risk, subject to the Company's achievement of certain financial objectives. Under the 2018 Plan, one-half of the equity awards value granted to the Named Executive Officers during the fiscal year 2025 were performance-based restricted stock units (which, if based on the Company's stock price are referred to herein as market share units ("MSUs") and if based on other performance criteria as described herein are referred to as performance share units ("PSUs")), the vesting of which is subject to achievement of a targeted financial measure. In past years we made the distinction between MSUs and PSUs, however, we decided that going forward it is appropriate to simplify discussion for all awards that vest based on any type of performance measure as PSUs. With respect to the remaining discussions, references to PSUs include references to MSUs, where applicable. All equity grants are subject to the 2018 Plan.

- *Mix of short-term and long-term compensation*: Short-term compensation for our Named Executive Officers is comprised of base salaries and bonuses payable pursuant to the AIP, which pays out only to the extent that the Company achieves its financial targets. Long-term compensation, granted under the 2018 Plan was comprised of PSU, and time-based RSUs for fiscal year 2025. PSUs are earned, if the performance or market-based criteria, as applicable, are met, at the end of a three-year plan cycle, while RSUs vest annually 1/3 at the end of each successive anniversary of the date of grant.

- *Independent compensation consultant*: The Compensation Committee directly retains the services of Compensia, an independent compensation consultant, to advise it in determining reasonable and market-based compensation policies and practices.

- *Prohibition on hedging and pledging*: Our Named Executive Officers, together with all other employees, are prohibited from engaging in hedging, pledging or similar transactions with respect to our securities.

- *No perquisites*: Our Named Executive Officers are not provided any perquisites other than our occasional provision of relocation expense reimbursement.

- *No single trigger change of control acceleration*: Change of control arrangements in the employment agreements with applicable Named Executive Officers include "double trigger" vesting provisions providing for acceleration of vesting of outstanding unvested equity awards only in the event that both a change of control occurs, and the Named Executive Officer's employment terminates thereafter for reasons specified in the employment agreements.

- *No tax gross-ups*: We do not provide gross-up payments to cover our Named Executive Officers' personal income taxes that may pertain to any of the compensation or benefits paid or provided by the Company.

- *Clawback*: We have a clawback policy that entitles us to recover all or a portion of any performance-based compensation, including cash and equity components, if our financial statements are restated as a result of errors, omissions or fraud.

- *Compensation risk management*: The Compensation Committee reviews and analyzes the risk profile of our compensation programs and practices on an annual basis.

Compensation Philosophy and Objectives

The primary objectives of our total executive compensation program are to use compensation as a tool to recruit and retain outstanding executives and incentivize them to create longer-term value for our stockholders. The following principles guide our overall compensation program:

- reward superior performance;

- motivate our executives to achieve strategic, operational, and financial goals;

- enable us to attract and retain a world-class management team; and

- align outcomes and rewards with stockholder expectations.

Each year, the Compensation Committee reviews the executive compensation program to ensure its design and policies remain appropriately aligned with our evolving business needs and to consider best compensation practices. Our executive compensation program is also reviewed to ensure that it achieves a balance between providing meaningful retention and performance incentives to our executives while managing both the Company's share burn rate and the dilutive effects of equity awards to the Company's stockholders.

Executive Compensation Process

The Compensation Committee is responsible for establishing and implementing executive compensation policies in a manner consistent with our compensation objectives and principles. The Compensation Committee reviews and approves the features and design of our executive compensation program, and approves the compensation levels, individual AIP objectives and total compensation targets for our Named Executive Officers other than our CEO. The independent members of the full Board approve the compensation level, individual AIP objectives, and financial targets for our CEO, based on recommendations from the Compensation Committee. The Compensation Committee also monitors executive succession planning and monitors our performance as it relates to overall compensation policies for employees, including benefit and savings plans.

In discharging its responsibilities, the Compensation Committee may engage outside consultants and consult with our Human Resources Department, as well as internal and external legal or accounting advisors, as the Compensation Committee determines to be appropriate. The Compensation Committee considers recommendations from our CEO and senior management when making decisions regarding our executive compensation program and compensation of our Named Executive Officers. Following each fiscal year end, our CEO, assisted by our Human Resources Department, assesses the performance of all executives other than the CEO. Following this annual performance review process, our CEO recommends base salary and incentive awards for executives (other than himself) to the Compensation Committee. The CEO, with the help of management and the independent consultant, makes recommendations to the Compensation Committee regarding the plan design of the overall executive compensation program for review, discussion and approval. The Compensation Committee is also responsible for developing pay recommendations for the CEO and in securing the full Board's approval of these recommendations annually.

Independent Compensation Consultant for Compensation Committee

The Compensation Committee has the authority under its charter to engage the services of outside advisors, experts and others for assistance. Accordingly, the Compensation Committee retained Compensia as an independent consultant to advise the Compensation Committee on matters related to the compensation of the Company's executive officers. All services that Compensia provided to Aviat in fiscal year 2025 were approved by the Compensation Committee and were related to executive or Board compensation. Compensia provides an annual review of the Company's compensation practices, reviews and makes recommendations regarding Aviat's compensation peer groups and provides independent input to the Compensation Committee on programs and practices.

Compensation Committee Advisor Independence

The Compensation Committee has considered the independence of Compensia pursuant to NASDAQ Listing Rules and related SEC rules and found no conflict of interest in Compensia providing advice to the Compensation Committee during fiscal year 2025. The Compensation Committee reassesses the independence of its advisors annually.

Consideration of Say-on-Pay Results

Each year at our annual meeting, we conduct an advisory vote of our stockholders on our executive compensation program. Although this vote is not binding on the Board or us, we believe that it is important for our stockholders to have an opportunity to express their views regarding our executive compensation philosophy, program and practices as disclosed in our proxy statement on an annual basis. The Board and our Compensation Committee value stockholders' opinions and, to the extent there is any significant vote against the compensation of our Named Executive Officers, the Compensation Committee evaluates whether any actions are warranted or appropriate.

At our 2024 Annual Meeting, 97.3% of the votes cast on the advisory vote on executive compensation supported our Named Executive Officers' compensation as disclosed in the proxy statement. Our Compensation Committee evaluated these results and took into account many other factors in evaluating our executive compensation programs as discussed in the Compensation Discussion and Analysis. Although none of our Compensation Committee's subsequent actions or decisions with respect to the compensation of our Named Executive Officers were directly attributable to the results of the vote, our Compensation Committee took the vote outcome into consideration in the course of its deliberations. Our Compensation Committee believes that concerns on executive compensation matters should be considered as part of its deliberations and intends to consider the results of future advisory votes in its compensation review process.

Competitive Positioning

Our management and Compensation Committee consider external data to assist in evaluating and setting target total direct compensation. Our compensation policy and practice is to target total compensation levels for all executive officers, including our Named Executive Officers, at competitive levels for similar positions as derived from the market composite data, factoring in experience in the position and competent performance. The Compensation Committee may decide to target total direct compensation above or below the 50th percentile of the market data for similar positions in unique circumstances based on an individual's background, experience, and relative complexity and scope of the applicable role. Though compensation levels may differ among our Named Executive Officers based upon competitive factors and the role, responsibilities and performance of each Named Executive Officer, there are no material differences in our compensation policies or in the way target total direct compensation opportunity is determined for any of our executive officers.

For fiscal year 2025, targets for total cash and cash-based compensation (base salary and short-term incentive compensation pursuant to the AIP), long-term incentives and total direct compensation (base salary, and short- and long-term incentive compensation) for our Named Executive Officers were set based on data collected by Compensia from our proxy peer group companies and from a proprietary survey source, using results for technology companies with median annual revenue of $442 million. The peer group companies selected and used for compensation comparisons are reflective of our market for executive talent and business line competitors. Also, the overall composition of the peer group reflects companies of similar complexity and size to us.

For fiscal year 2025, these peer group companies included:

Applied Optoelectronics	Arlo Technologies	Bel Fuse
Cambium Networks Corporation	Clearfield	Climb Global Solutions
Comtech Telecommunications Corp.	CTS	Daktronics
Digi International, Inc.	EACO	FARO Technologies
Harmonic, Inc.	Knowles	NETGEAR
NetScout Systems	nLIGHT	PAR Technology
Ribbon Communications, Inc.	Richardson Electronics Ltd.	Vishay Precision Group

Each year, the Compensation Committee with the compensation consultant reviews the appropriateness of the comparison group used for assessing the compensation of our CEO and other Named Executive Officers. For fiscal year 2025, we removed Airspan Networks, CalAmp, Casa Systems, DZS, Inseego, InterDigital and KVH Industries due to their decreased revenue. We added Applied Optoelectronics, Clearfield, CTS, Daktronics, EACO, Knowles, NETGEAR, NetScout Systems and PAR Technology as they met our size and industry criteria for inclusion and their business descriptions fit in with our peer group.

The fiscal year 2025 peer group consists of 21 companies located throughout the U.S. with Aviat positioned at or near the medial revenue and other financial metrics.

Total Compensation Elements

Our executive compensation program includes four primary elements:

- base salary

- annual incentive compensation pursuant to the AIP

- long-term compensation (equity incentives)

- post-termination compensation

Each Named Executive Officer's performance is measured against factors such as short- and long-term strategic goals and financial measures of our performance, including revenue, total shareholder return ("TSR"), AIP expenses and other non-GAAP items namely non-GAAP gross adjusted earnings before interest, taxes, depreciation and amortization ("Gross Adjusted EBITDA"). Details regarding the applicable financial targets for incentive awards are described below.

Base Salary

Base salaries are provided as compensation for day-to-day responsibilities and services. Executive salaries are reviewed annually. Our CEO generally makes recommendations to the Compensation Committee in August of each year regarding the base salary of each executive officer, other than himself. The Compensation Committee considers each executive officer's responsibilities, as well as the Company's performance and recommended increases in base salary for select Named Executive Officers and other executives. For the beginning of fiscal year 2025, the CEO recommended, and the Compensation Committee approved, base salary increases for our Named Executive Officers (other than the CEO) as part of our annual compensation review. Effective July 1, 2024, Mr. Croke's base salary was increased from $259,998 to $286,000. Effective September 28, 2024, Ms. Boase's base salary was increased from $318,000 to $324,360, Mr. Smith and Mr. Connaway did not receive a base salary increase during the 2025 fiscal year.

Annual Incentive Plan

Our AIP is designed to motivate our executives to focus on the achievement of our short-term financial goals. The CEO reviews his recommendations for each Named Executive Officer with the Compensation Committee, taking into account market data obtained from its independent compensation consultant. Based on recommendations by the CEO, and as specified in any applicable employment agreement, the Compensation Committee recommends to the Board an annual incentive compensation target, expressed as a percentage of base salary, for each executive.

The Compensation Committee also recommends to the Board specific Company financial performance measures and targets including the relative weighting and payout thresholds for the AIP. The financial targets are aligned with our Board-approved annual operating plan, and during the year periodic reports are made to the Board about our performance compared with the targets. Under the AIP, a significant portion of the executive's annual compensation is tied directly to our financial performance. The target amount of annual incentive compensation under our AIP, expressed as a percentage of base salary or, solely with respect to our CEO, a target dollar amount, generally increases with an executive's level of management responsibility and is paid in the form of cash. For fiscal year 2025, individual AIP target incentives were set at $925,000 for Mr. Smith, 80% of base salary for Mr. Connaway, and 40% for Ms. Boase and Mr. Croke in each case prorated for the number of days employed by the Company and salary adjustments during fiscal year 2025. Executives can earn more or less than target if minimum or maximum performance levels are achieved. No incentive can be earned if the Company does not achieve the minimum performance thresholds.

For fiscal year 2025, the AIP provided for an all-cash payout. The performance metric was 75% based on Gross Adjusted EBITDA and 25% based on revenue. The following table outlines the minimum, target and maximum performance and payout levels approved by the Compensation Committee for fiscal year 2025.

Fiscal Year 2025 Annual Incentive Plan – Minimum, Target and Maximum Thresholds

	Minimum	Target	Maximum
Fiscal Year 2025 AIP (75%)	**Earn 80%**	**Earn 100%**	**Earn 200%**
Gross Adjusted EBITDA[1]	$ 51,000,000	$ 60,000,000	$ 72,000,000
Fiscal Year 2025 AIP (25%)	**Earn 90%**	**Earn 100%**	**Earn 200%**
Revenue	$467,000,000	$505,000,000	$555,000,000

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(1)   For a reconciliation of Gross Adjusted EBITDA to its corresponding GAAP measure, refer to our Current Report on Form 8-K, filed with the SEC on September 10, 2025.

In fiscal year 2025, the Gross Adjusted EBITDA and Revenue targets were not achieved. During fiscal year 2025, the Company continued to experience events impacting the achievement of the targeted Gross Adjusted EBITDA and Revenue metrics, including integration of acquisitions, inflationary pressures, changes in global trade policies and other macroeconomic events. No adjustments were made to the performance objectives, the target performance or the actual results for these continued events. As such, none of the Named Executive Officers earned a payout as shown in the Summary Compensation Table below.

Long Term Incentive Compensation

Our equity awards under our Second Amended and Restated 2018 Incentive Plan are designed to motivate our executives to focus on the achievement of our long-term financial goals. Equity awards motivate our executives to achieve our long-term goals and to the extent our results affect our stock price, link such results with the performance of our stock over a longer period. Using equity awards helps us to retain executives, encourage share ownership and maintain a direct link between our executive compensation program and stockholder value creation. The Company historically utilized stock options as a component of executive compensation because they have value only if the Company's share price increases and, therefore, motivated our executives to drive sustained, long-term stockholder value creation. While the Company did not grant stock option awards during the 2025 fiscal year, our Named Executive Officers hold outstanding stock options from previous years, which are reflected within certain compensation tables below. Time-vesting RSUs are a component of executive compensation to further align our executives' interests with those of stockholders. Because these awards typically vest after a specified period following the grant date, they also incentivize our executives to remain in our employ. PSUs are a component of executive compensation to ensure our executives' incentives are tied directly to key drivers of stockholder value growth. PSUs also play a role in executive retention, as a named executive officer is required to remain employed through the applicable vesting date in order to receive the shares underlying the PSUs as applicable.

For fiscal year 2025, the Named Executive Officers were eligible to receive equity incentive awards. These equity incentive awards were granted in October 2024 immediately prior to the filing of the Annual Report on Form 10-K but after the Company released the fourth quarter fiscal year 2024 earnings report, using a combination of PSUs and RSUs. Performance metrics and payout levels for the three-year performance period applicable to the PSUs granted during fiscal year 2025 were established at the beginning of fiscal year 2025.

Equity Vehicle	Weighting	Purpose / Description
PSUs	1/2	The PSUs are subject to three-year cliff vesting from the issuance date assuming achievement of TSR and revenue growth targets over a three-year performance period starting fiscal year 2025 and continued employment through the vesting date in August 2027.
RSUs	1/2	One-third annually for a three-year period from the issuance date assuming continued employment through the vesting date.

2025 Policies and Practices Related to Equity Award Grants

Historically, following the end of each fiscal year, it has been the Compensation Committee's long-standing practice to review the Company's results for the previous fiscal year, review the Company's financial plan and strategy for the upcoming fiscal year and, based on those reviews approve the granting of equity awards for the upcoming fiscal year to our Directors and Named Executive Officers. The grant date for those equity awards is generally consistent with the Compensation Committee's first meeting following the end of the last fiscal year. The timing of this meeting is typically set in advance the prior fiscal year. It is not the Compensation Committee's practice to time or otherwise coordinate the granting of any equity awards to the Directors or Named Executive Officers with any release of material nonpublic information.

Perquisites

Our Named Executive Officers participate in the same group insurance and employee benefit plans as our other full-time U.S. employees. We do not provide special benefits or other perquisites to our executive officers other than occasional relocation expense reimbursement.

Generally Available Benefit Programs

In fiscal year 2025, our Named Executive Officers were eligible to participate in the health and welfare programs that are generally available to all full-time U.S.-based employees, including medical, dental, vision, life, short-term and long-term disability insurance, employee counseling assistance, flexible spending accounts and accidental death and dismemberment insurance.

The Named Executive Officers and all other eligible U.S.-based employees participate in our tax-qualified 401(k) Plan. Under the 401(k) Plan, all eligible employees can receive matching contribution from the Company of 100% of up to 3% contributions and 50% of the next 2% of contributions. Each employee under the age of 50 could contribute a maximum of $23,500 during each calendar year, each employee over the age of 50 can contribute a maximum of $31,000, and as of January 2025, each employee between the ages of 60 and 63 can contribute a maximum of $34,750.

The 401(k) Plan and the other benefits generally available to all other U.S.-based employees allow us to remain competitive and enhance employee loyalty and productivity. These benefit programs are primarily intended to provide all eligible employees with competitive and quality healthcare, financial contributions for retirement and to enhance hiring and retention.

Post-Termination Compensation

Employment agreements have been established with each of our Named Executive Officers.

The employment agreements provide for certain payments and benefits to the employee if his or her employment is terminated, but neither arrangement provides for change in control benefits without an accompanying involuntary termination. We have determined that such payments and benefits are an integral part of a competitive compensation package for our Named Executive Officers.

The employment agreements do not provide any tax-related gross-up payments to our Named Executive Officers in connection with a termination or a "Change in Control" transaction. For a detailed discussion of the amounts and benefits that could become payable to the Named Executive Officers upon a termination and/or a "Change in Control" transaction, please see the section below titled "Potential Payments Upon Termination or Change of Control."

Recovery of Executive Compensation

Our executive compensation program permits us to recover or "clawback" all or a portion of any performance-based compensation, including equity awards, if our financial statements are restated as a result of errors, omissions, or fraud. The amount which may be recovered will be the amount by which the affected compensation exceeded the amount that would have been payable had the financial statements been initially filed as restated, or any greater or lesser amount that the Compensation Committee or our Board shall determine. In no case will the amount to be recovered by us be less than the amount required to be repaid or recovered as a matter of law. Recovery of such amounts by us would be in addition to any actions imposed by law, enforcement agencies, regulators, or other authorities.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally imposes a $1 million limit on the amount of compensation paid to "covered employees" (as defined in Section 162(m)) that a public corporation may deduct for federal income tax purposes in any year. Compensation paid to certain of our Named Executive Officers will be subject to the $1 million per year deduction limitation imposed by Section 162(m). While we will continue to monitor our compensation programs in light of the deduction limitation imposed by Section 162(m), our Compensation Committee considers it important to retain the flexibility to design compensation programs that are in the best long-term interests of the Company and our stockholders. As a result, we have not adopted a policy requiring that all compensation be fully deductible. The Compensation Committee has concluded that paying compensation at levels in excess of the limits under Section 162(m) is in the best interests of the Company and our stockholders in certain circumstances.

Hedging and Pledging Prohibition

Our Named Executive Officers, as well as all other employees, directors and their designees are prohibited from engaging in hedging, pledging or similar transactions with respect to our securities where the transaction is designed or intended to decrease the risks associated with holding our securities. This prohibition includes transactions involving puts, calls, collars or other derivative securities, whether granted pursuant to the 2018 Plan, or held directly or indirectly by the covered individual.

Stock Ownership Guidelines

To encourage the alignment between the Board, Management and stockholders, the Board adopted stock ownership guidelines for Named Executive Officers in November 2021 which remain in place today. Each Named Executive Officer is expected to acquire and continue to hold company stock during his or her employment with the Company at the following multiples of base salary: five times for the CEO and one time for executive officers. The executive officers have five years to satisfy these guidelines after the date of adoption of these guidelines or the date of being designated an executive officer, whichever is later.

Risk Considerations in Our Compensation Program

The Compensation Committee, pursuant to its charter, is responsible for reviewing and overseeing the compensation and benefits structure applicable to our employees, generally. We do not believe that our compensation policies and practices for our employees encourage excessive risk-taking or create risks that are reasonably likely to have a material adverse effect on our company. In reaching this conclusion, we considered the following factors:

- Our compensation program is designed to provide a mix of both fixed and "at risk" incentive compensation.

- Our Compensation Committee and management team have responsibility for managing the administration, determination and approval of total and, in the case of the Named Executive Officers, the Compensation Committee is responsible for individual approval of payouts under the incentive plans.

- The incentive elements of our compensation program (annual incentives and multi-year equity awards) are designed to reward both annual performance (under the AIP) and longer-term performance (under the 2018 Plan). We believe this design mitigates any incentive for short-term risk-taking that could be detrimental to our company's long-term best interests.

- The performance periods for our PSUs overlap, and our time-vested RSUs vest one-third annually for a three-year period from the issuance date. This mitigates the motivation to maximize performance in any one period at the expense of others.

- Maximum payouts under our AIP are currently capped at no more than 200% for all applicable employees of the target award opportunity set by the Compensation Committee. We believe these limits mitigate excessive risk-taking, since the maximum amount that can be earned is limited.

- Finally, our AIP and our 2018 Plan both contain provisions under which awards may be recouped or forfeited if the recipient has not complied with our policies. In addition, our performance-based plans (cash incentive and performance shares) both contain provisions under which awards may be recouped or forfeited if the financial results for a period affecting the calculation of an award are later restated.

- The Compensation Committee retains an independent compensation consultant.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee of the Board of Directors

Bruce Taten, Chair
Bryan Ingram
Michele Klein

Summary Compensation Table

The following table summarizes the total compensation for each of our fiscal years ended June 27, 2025 (the 2025 year), June 28, 2024 (the 2024 year), June 30, 2023 (the 2023 year), of our Named Executive Officers for the applicable years in which they were serving in their respective Named Executive Officer positions.

Name, Principal Position	Fiscal Year	Salary[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	All Other Compensation[5] ($)	Total ($)
Peter A. Smith,	2025	650,000	3,111,023	—	—	11,028	3,772,051
Director, President and Chief	2024	650,000	2,106,947	1,110,668	371,157	13,112	4,251,884
Executive Officer	2023	650,000	1,717,443	785,338	987,438	12,612	4,152,831
Michael Connaway,	2025	525,000	1,006,265	—	—	22,442	1,553,707
Senior Vice President and Chief Financial Officer	2024	38,365	1,000,011	—	28,088	873	1,067,337
Erin Boase,	2025	322,648	479,144	—	—	10,304	812,096
General Counsel, Vice	2024	318,000	345,115	181,919	102,078	11,866	958,978
President Legal Affairs	2023	256,811	149,349	68,291	109,943	9,825	594,219
Gary Croke,	2025	285,500	302,653	—	—	5,974	594,127
Vice President Marketing and	2024	256,331	108,984	57,455	82,366	5,724	510,860
Product Line Management	2023	243,825	73,623	33,654	104,191	5,420	460,713

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(1) Base salary amounts reflect a combination of the salary levels set at different times during the year. With respect to the 2025 year, the amounts reflect increases effective October 1, 2024 in connection with the annual merit review process discussed within the Compensation Discussion and Analysis.

(2) The "Stock Awards" column shows the fair value of the equity-based awards as of the grant date for fiscal 2025, 2024, and 2023. The grant date fair value of PSUs and RSUs was determined under FASB ASC Topic 718 and represents the amount we would expense in our financial statements over the entire vesting schedule for the awards. The award value for PSUs included in the table above is based on the grant date fair value assuming target level achievement, which we have determined to be the probable level of achievement of the performance metrics underlying the awards as of the grant date. The assumptions used for determining values are set forth in Notes 1 and 9 to our audited consolidated financial statements in Part II, Item 8 of our Annual Report on Form 10-K for fiscal year 2025. These amounts reflect our accounting for these grants and do not correspond to the actual values that may be recognized by the Named Executive Officers.

(3) No options were awarded in fiscal year 2025.

(4) The "Non-Equity Incentive Plan Compensation" column shows the cash bonus earned under the fiscal year 2025, 2024 and 2023 annual incentive plan.

(5) The following table describes the components of the "All Other Compensation" column.

Name	Year	Life Insurance[a] ($)	Company Matching Contributions Under 401(k) Plan[b] ($)	Total All Other Compensation ($)
Peter A. Smith	2025	4,578	6,450	11,028
Michael Connaway	2025	1,050	21,392	22,442
Erin Boase	2025	781	9,522	10,304
Gary Croke	2025	1,046	4,928	5,974

(a) Represents premiums paid for life insurance that represent taxable income for the Named Executive Officer.

(b) Represents matching contributions made by us to the 401(k) account of the respective named executive.

Fiscal Year 2025 Grants of Plan-Based Awards

The following table lists our grants and incentives made to the Named Executive Officers during our fiscal year ended June 27, 2025, of plan-based awards, both equity and non-equity based under our AIP and 2018 Plan. There is no assurance that the grant date fair value of stock and option awards will ever be realized.

Name	Type of Award	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payments Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number or Shares of Stock or Units[3] (#)	All Other Option Awards: Number of Securities Underlying Options[4] (#)	Grant Date, Fair Value of Stock and Option Awards[5] ($)
Peter A. Smith	RSU	10/11/2024	—	—	—	—	—	—	63,680	—	1,449,994
	RSU[6]	12/03/2025	—	—	—	—	—	—	12,896	—	185,573
	PSU	10/11/2024	—	—	—	31,840	63,680	127,360	—	—	1,475,456
	AIP	—	462,500	925,000	1,850,000	—	—	—	—	—	—
Michael Connaway	RSU	10/11/2024	—	—	—	—	—	—	21,904	—	498,754
	PSU	10/11/2024	—	—	—	10,952	21,904	43,808	—	—	507,511
	AIP	—	210,000	420,000	840,000	—	—	—	—	—	—
Erin Boase	RSU	10/11/2024	—	—	—	—	—	—	10,430	—	237,491
	PSU	10/11/2024	—	—	—	5,215	10,430	20,860	—	—	241,653
	AIP	—	64,872	129,744	259,488	—	—	—	—	—	—
Gary Croke	RSU	10/11/2024	—	—	—	—	—	—	6,588	—	150,009
	PSU	10/11/2024	—	—	—	3,294	6,588	13,176	—	—	152,644
	AIP	—	53,820	107,639	215,278	—	—	—	—	—	—

(1) The amounts shown under Estimated Possible Payouts Under Non-Equity Incentive Plan Awards reflect possible payouts under our fiscal 2025 AIP. Actual amounts earned for the year are reflected above within the Summary Compensation Table.

(2) PSUs vest 100% on the third anniversary of the grant date based on the achievement of performance criteria.

(3) These amounts represent the number of RSUs granted to the Named Executive Officers during fiscal year 2025, which vest annually over three years from the data of grant, subject to the Named Executive Officer's continued employment through such vesting date.

(5) The "Fair Value of Stock and Option Awards" column shows the full grant date fair value of the stock options and other equity-based awards granted in fiscal year 2025. The grant date fair value of the awards were determined under FASB ASC Topic 718 and represents the amount we would expense in our financial statements over the entire vesting schedule for the awards in the event the vesting provisions are achieved.

(6) RSUs account for a portion of non-equity incentive plan to align long-term shareholder interest and accountability.

The assumptions used for determining values are set forth in Notes 1 and 9 to our audited consolidated financial statements in Part II, Item 8 of our Annual Report on Form 10-K for the fiscal year 2025. These amounts reflect our accounting for these grants and do not correspond to the actual values that may be recognized by the Named Executive Officers.

Fiscal Year 2025 Outstanding Equity Awards

The following table provides information regarding outstanding unexercised stock options and unvested stock awards held by each of our Named Executive Officers as of June 27, 2025. Each grant of options or unvested stock awards is shown separately for each Named Executive Officer. The vesting schedule for each award of options and unvested stock awards is shown in the footnotes following this table based on the grant date. The material terms of the awards, other than exercise price and vesting schedules described below, are generally described in the 2018 Plan.

| | | Option Awards | | | | Stock Awards | | | |
| | | | | | | | | Equity Incentive Plan Awards | |
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested[3] ($)	Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested[3][7] ($)
Peter A. Smith	10/11/2024	—	—	—		63,680[2]	1,527,683	63,680[4]	763,842
	12/3/2024	—	—	—		12,896[8]	309,375	—	—
	8/28/2023	22,824	45,647[1]	33.65	8/28/2030	19,499[2]	467,781	29,249[5]	701,684
	9/1/2022	36,731	18,365[1]	32.10	9/1/2029	8,164[2]	195,854	24,494[6]	881,417
Michael Connaway	10/11/2024	—	—	—		21,904[2]	525,477	21,904	262,738
	6/5/2024	—	—	—		21,659[2]	519,599	—	—
Erin Boase	10/11/2024	—	—	—		10,430[2]	250,216	10,430[4]	125,108
	8/28/2023	3,739	7,476[1]	33.65	8/28/2030	3,194[2]	76,624	4,791[5]	114,936
	9/1/2022	3,194	1,597[1]	32.10	9/1/2029	710[2]	17,033	2,130[6]	76,648
Gary Croke	10/11/2024	—	—	—		6,588[2]	158,046	6,588[4]	79,023
	8/28/2023	1,181	2,361[1]	33.65	8/28/2030	1,008[2]	24,182	1,513[5]	36,297
	9/1/2022	1,574	787[1]	32.10	9/1/2029	350[2]	8,397	1,050[6]	37,784

(1) Stock options that vest annually over three years from date of grant.

(2) RSUs that vest annually over three years from date of grant.

(3) Market value is based on the $23.99 closing price of a share of our common stock as of June 27, 2025.

(4) PSUs subject to three-year cliff vesting from date of grant assuming achievement of TSR and revenue growth targets over a three-year performance period starting fiscal 2025 to fiscal 2027. From 50% to 200% of the target PSUs will vest after the Compensation Committee certifies the achievement of the performance measure. Vesting of these PSUs is dependent on continuous employment through the vesting date in August 2027.

(5) PSUs subject to three-year cliff vesting from date of grant assuming achievement of TSR and revenue growth targets over a three-year performance period starting fiscal 2024 to fiscal 2026. From 50% to 200% of the target PSUs will vest after the Compensation Committee certifies the achievement of the performance measure. Vesting of these PSUs is dependent on continuous employment through the vesting date in August 2025.

(6) PSUs subject to three-year cliff vesting from date of grant assuming achievement of TSR and revenue growth targets over a three-year performance period starting fiscal 2023 to fiscal 2025. From 50% to 200% of the target PSUs will vest after the Compensation Committee certifies the achievement of the performance measure. Vesting of these PSUs is dependent on continuous employment through the vesting date.

(7) The award value for PSUs included in the table above is based on the closing price as of the last day of the fiscal year based on target level achievement.

(8) RSUs account for a portion of non-equity incentive plan to align long-term shareholder interest and accountability.

Fiscal Year 2025 Option Exercised and Stock Vested Table

The following table provides information for each of our Named Executive Officers regarding the number of shares of our common stock acquired upon exercising vested options or release of stock awards during fiscal year 2025.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting[1] (#)**	**Value Received on Vesting ($)**
Peter A. Smith	—	—	60,000	1,649,778
Michael Connaway.	—	—	10,830	235,011
Erin Boase	5,936	136,885	4,282	117,110
Gary Croke.	—	—	3,322	91,053

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(1) Vested number of shares of RSUs and PSUs.

Potential Payments Upon Termination or Change of Control

The employment agreements entered into with our Named Executive Officers provide for such executive officers to receive certain payments and benefits in the event of certain terminations of employment. These arrangements are set forth in more detail below and assume an applicable termination event (and Change of Control event, as defined in the corresponding employment agreements) on June 27, 2025 (the last business day of our fiscal year) and refer to our stock price on that date. The Board has determined that such payments and benefits are an integral part of a competitive compensation package for our executive officers.

The table below reflects the compensation and benefits due to each of Messrs. Smith, Connaway, and Croke and Ms. Boase in the event of termination of employment by us without Cause (as defined below), due to the executive's death or Disability (as defined below) or a resignation by the executive for Good Reason (as defined below) (other than within the three months preceding or the 12 months following a Change of Control (as defined below) so long as the respective executive officer signs a general release of all claims in favor of the Company). The table further reflects compensation and benefits due to Messrs. Smith, Connaway, and Croke and Ms. Boase in the event of termination of employment by us without Cause, due to death or Disability or a resignation, or by the executive for Good Reason within the three months preceding or the 12 months following a Change of Control. The amounts shown in the table are estimates of the amounts that would be paid upon such termination of employment. There are currently no compensation and benefits due to any Named Executive Officer under his or her employment agreement in the event of a termination of employment by us for Cause (as defined below) or voluntary termination (except in the case of Good Reason). The actual amounts would be determined only at the time of the termination of employment. The payments and benefits they received on their respective resignation and retirement are discussed in more detail below.

Name	Conditions for Payouts	Base Salary Component[1] ($)	Cash Incentive Component[2] ($)	Accelerated Equity Vesting[3] ($)	Insurance Benefit[4] ($)	Out-Placement Services[5] ($)	Total ($)
Peter A. Smith	Termination without cause or for good reason, or due to death or disability.	650,000	925,000	—	42,856	30,000	1,647,856
	Within 3 months preceding or 12 months following a Change of Control	975,000	1,387,500	3,357,729	64,284	30,000	5,814,512

Name	Conditions for Payouts	Base Salary Component[1] ($)	Cash Incentive Component[2] ($)	Accelerated Equity Vesting[3] ($)	Insurance Benefit[4] ($)	Out-Placement Services[5] ($)	Total ($)
Michael Connaway ..	Termination without cause or for good reason, or due to death or disability.	525,000	420,000	—	11,505	30,000	986,505
	Within 3 months preceding or 12 months following a Change of Control	525,000	420,000	1,567,280	17,258	30,000	2,559,538
Erin Boase	Termination without cause or for good reason, or due to death or disability.	322,648	129,744	—	30,851	30,000	513,243
	Within 3 months preceding or 12 months following a Change of Control	322,648	129,744	975,747	46,277	30,000	1,504,415
Gary Croke	Termination without cause or for good reason, or due to death or disability.	285,500	107,639	—	42,856	30,000	465,995
	Within 3 months preceding or 12 months following a Change of Control	285,500	107,639	351,655	64,284	30,000	839,077

(1) The base salary component represents the applicable multiple of the respective Named Executive Officer's base salary amount in effect as of June 27, 2025, in accordance with the respective Named Executive Officer's employment agreement.

(2) The target cash incentive component represents the cash bonus due under the fiscal year 2025 AIP for a termination absent a Change in Control and the target cash bonus amount under the fiscal year 2025 AIP as reflected in the respective executive officer's employment agreement for a termination in connection with a Change in Control.

(3) Reflects acceleration of all outstanding equity awards held by the executive officer as of June 27, 2025.

(4) The insurance benefit provided is paid directly to the insurer benefit provider and includes amounts for COBRA.

(5) The estimated dollar amounts for outplacement services would be paid directly to an outplacement provider selected by us.

Employment Agreement Terms

The Employment Agreements provide that if the respective Named Executive Officer's employment is terminated by the Company without Cause (defined below), due to the Named Executive Officer's death or Disability (defined below), or if the Named Executive Officer resigns from employment with the Company for Good Reason (defined below) the Named Executive Officer will be entitled to the following, payable in a lump sum:

- a payment equal to the product of: (i) 1.0 and (ii) the sum of the Named Executive Officer's base salary and prorated target annual bonus (as of the termination date); and

- payment of premiums for the continuation of group health insurance for a period of up to 12 months.

If the Named Executive Officer's employment is terminated within the 3 months preceding or 12 months following a Change in Control (defined below), the Named Executive Officer will be entitled to the following, payable in a lump sum:

- a payment equal to the product of: (i) 1.0 (or 1.5, in the case of Mr. Smith) and (ii) the sum of the Named Executive Officer's base salary and target annual bonus (as in effect on the date of the termination in connection with the Change in Control);

- vesting in full of the Named Executive Officer's outstanding equity awards (with performance awards vesting based on actual performance as of the date of termination in connection with the Change in Control (if determinable) or target); and

- payment of premiums for the continuation of group health insurance for a period of up to 18 months.

In each case, the foregoing severance benefits are subject to the Named Executive Officer executing a release in favor of the Company. Each Employment Agreement also contains a non-compete provision prohibiting the Named Executive Officer from providing services to a competitor or soliciting employees for 12 months following the Named Executive Officer's termination of employment and provides that the Named Executive Officer's confidentiality obligations continue even after the Named Executive Officer's termination of employment.

For purposes of the Employment Agreements, the following terms have the following meanings:

''Cause'' generally means the respective Named Executive Officer's (i) material breach of any policy established by the Company or any of its affiliates, including but not limited to policies regarding bribery and harassment and any other policies applicable to the Named Executive Officer, (ii) engaging in acts of disloyalty to the Company or its affiliates, including fraud, embezzlement, theft, commission of a felony, or proven dishonesty, or (iii) willful misconduct in the performance of, or willful failure to perform a material function of, the Executive's duties under their respective employment agreement.

''Change in Control'' generally means the occurrence of one or more of the following transactions: (i) the sale or disposal by the Company of all or substantially all of its assets to any person other than an affiliate of the Company, (ii) the merger or consolidation of the Company with or into another partnership, corporation, or other entity, other than a merger or consolidation in which the equity holders in the Company immediately prior to such transaction retain a greater than 50% equity interest in the surviving entity, or (iii) the acquisitions by any person or group (as defined in Section 13d(d)(3) of the Exchange Act) of the beneficial ownership (as defined in Section 13d(d)(3) of the Exchange Act) of more than 50% of the equity of the Company entitled to vote in the election of the Company's directors (or the persons performing the functions of directors).

''Disability'' generally means the Named Executive Officer is unable to perform the essential functions of the executive's position, with reasonable accommodation (if applicable), due to an illness, physical or mental impairment, or other incapacity that continues for a period in excess of 90 days, whether consecutive or not, in any period of 365 consecutive days.

''Good Reason'' generally means (i) a material diminution in the respective Named Executive Officer's authority, duties, title or responsibilities, Named Executive Officer's base salary, target annual bonus, or target annual long-term incentive award, (ii) the relocation of the geographic location of Named Executive Officer's principal place of employment by more than 100 miles from the location of Named Executive Officer's principal place of employment as of the effective date, or (iii) the Company's delivery of a written notice of non-renewal of the employment agreement to the Named Executive Officer's.

CEO Pay Ratio

Pursuant to Item 402(u) of Regulation S-K, the Company is required to provide the following information with respect to the year ended June 27, 2025:

- The median of the annual total compensation of all employees of the Company (other than Mr. Smith's the Company's Chief Executive Officer) was $58,827.

- The annualized total compensation of Mr. Smith, the Company's Chief Executive Officer, was $3,772,051.

- Based on this information, the ratio of the annual total compensation of the Company's Chief Executive Officer to the median of the annual total compensation of all employees was 64.1:1.

To identify the median paid employee and determine such employee's annual total compensation in the last fiscal year, the Company assessed its employee population as of June 27, 2025, and determined employee compensation using the 12-month period ending June 27, 2025. On this date, the Company's employee population consisted of 909 individuals.

The Company determined its median employee by: (i) calculating total target cash compensation as the sum of salary and target variable compensation, including target sales bonus, for each of the Company's employees; (ii) ranking the total target cash compensation of all employees except for the Chief Executive Officer from lowest to highest; and (iii) picking the employee who was in the middle of the list.

Equity Compensation Plan Summary

The following table provides information as of June 27, 2025, relating to our equity compensation plan:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[2] (#)	Weighted-Average Exercise Price of Outstanding Options[3] ($)	Number of Securities Remaining Available for Further Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column) (#)
Equity Compensation plans approved by security holders[1]	919,865	27.81	414,366
Equity Compensation plans not approved by security holders	—	—	—
	919,865	27.81	414,366

———————————

(1) Consists of the 2018 Plan.

(2) Includes 437,744 shares to be issued upon exercise of options and 362,372 shares to be issued upon vesting of restricted stock and performance share awards.

(3) Excludes the weighted-average fair market value of restricted stock and performance share awards.

Pay v. Performance

Fiscal Year	Summary Compensation Table Total for PEO[1] ($)	Compensation Actually Paid to PEO[1][2] ($)	Average Summary Compensation Table Total for non-PEO NEOs[1] ($)	Average Compensation Actually Paid to non-PEO NEOs[1][2] ($)	Total Shareholder Return ($)	Value of Initial Fixed $100 Investment Based on: Peer Group Total Shareholder Return[3] ($)	Net Income (Thousands) ($)	Revenue (Thousands) ($)
2025......	$3,772,051	$2,509,600	$986,643	$ 741,870	$257.56	$119.17	$ 1,341	$434,606
2024......	$4,251,884	$2,167,737	$682,402	$ 489,879	$308.66	$ 93.02	$ 10,760	$408,083
2023......	$4,152,831	$5,902,667	$625,083	$ 861,007	$359.01	$ 94.33	$ 10,169	$344,433
2022......	$4,189,544	$3,143,082	$513,719	$ 31,178	$269.93	$ 92.69	$ 21,160	$302,959
2021......	$2,216,192	$6,480,169	$752,488	$2,074,311	$342.98	$127.04	$110,139	$274,911

(1) The principal executive officer (''PEO'') and the non-PEO named executive officers (''non-PEO NEOs'') for each year are as follows:

  a. 2025: Peter A. Smith, Michael Connaway, Erin Boase, Gary Croke

  b. 2024: Peter A. Smith, Michael Connaway, Erin Boase, Gary Croke, David Gray, and Bryan Tucker;

  c. 2023: Peter A. Smith, David Gray, Bryan Tucker, Erin Boase, and Gary Croke;

  d. 2022: Peter A. Smith, Eric Chang, David Gray, Bryan Tucker, Erin Boase, and Gary Croke;

  e. 2021: Peter A. Smith, Eric Chang, and Bryan Tucker.

(2) The Company deducted from and added to the Summary Compensation Table total compensation the amounts detailed in the following tables to calculate compensation actually paid, in accordance with Item 402(v) of Regulation S-K as discussed in columns (c) and (e) for each PEO and Non-PEO NEOs in each respective year. As the Company's PEO and non-PEO NEO's do not participate in any defined benefit plans, no adjustments were required to amounts reported in the Summary Compensation Table totals related to the value of benefits under such plans.

(3) The peer group used for Peer Group TSR is the same peer group the Company uses for its Item 201(e) of Regulation S-K.

PEO

Prior FYE Current FYE Fiscal Year	07/03/2020 07/02/2021 2021	07/02/2021 07/01/2022 2022	07/01/2022 06/30/2023 2023	06/30/2024 06/28/2024 2024	06/28/2024 06/27/2025 2025
	($)	($)	($)	($)	($)
SCT Total	2,216,192	4,189,544	4,152,831	4,251,884	3,772,051
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	(1,296,875)	(2,406,867)	(2,502,781)	(3,217,615)	(3,111,023)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	3,649,702	2,084,283	2,780,656	2,073,028	2,484,655
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	—	(758,079)	1,231,065	(1,080,029)	(432,173)
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	—	—	—	—
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	1,911,149	34,200	240,896	140,469	(203,910)
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	—	—	—	—
Compensation Actually Paid	6,480,169	3,143,082	5,902,667	2,167,737	2,509,600

Non-PEO NEOs

Prior FYE Current FYE Fiscal Year	07/03/2020 07/02/2021 2021	07/02/2021 07/01/2022 2022	07/01/2022 06/30/2023 2023	06/30/2024 06/28/2024 2024	06/28/2024 06/27/2025 2025
	($)	($)	($)	($)	($)
SCT Total	752,488	513,719	625,083	682,402	986,643
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	(181,379)	(140,477)	(175,229)	(379,112)	(596,021)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	864,562	107,671	194,686	275,783	443,322
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	596,466	(137,064)	119,121	(26,310)	(56,521)
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	—	—	—	—
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	42,174	27,276	97,351	47,087	(35,554)
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	(339,947)	(5)	(109,971)	—
Compensation Actually Paid	2,074,311	31,178	861,007	489,879	741,870

The illustrations below provide a graphical description of compensation actually paid and the following measures:

- the Company's cumulative TSR and the peer group's cumulative TSR;

- the Company's net income; and

- the Company selected measure, which is revenue.







The following is a list of financial performance measures, which in the Company's assessment represents the most important financial performance measures used by the Company to link compensation actually paid to the Named Executive Officers for fiscal year 2024. Please see the Compensation Discussion and Analysis for further information regarding each of the measures and their use in the Company's executive compensation program.

- Gross Adjusted EBITDA;
- revenue;
- TSR; and
- net income.

Practices Related to Grants of Equity Awards Close to Release of Material Nonpublic Information

As noted in the Compensation Discussion and Analysis, and in compliance with Item 402(x) of Reg. S-K, it is not the Compensation Committee's practice to time or otherwise coordinate the granting of any equity awards to the Directors or Named Executive Officers with any release of material nonpublic information.

PROPOSAL NO. 1

Election of Directors

At the Annual Meeting, directors are being nominated for election to serve until the 2026 Annual Meeting or until their successors are elected and qualified.

In the unanticipated event that a nominee is unable or declines to serve as a director at the time of the Annual Meeting, all proxies received by the proxy holders will be voted for any subsequent nominee named by the Board to fill the vacancy created by the earlier nominee's withdrawal from the election. As of the date of this Proxy Statement, the Board is not aware of any director nominee who is unable or will decline to serve as a director. Each of the nominees has consented to being named in this Proxy Statement and to serve as a director if elected. Ages are as of the date of this Proxy Statement.

Director Nominees

Name	Title	Age	Tenure
John Mutch	Chair of the Board	69	10 years, 8 months
Laxmi Akkaraju	Director	56	1 year, 10 months
Scott Halliday	Director	65	8 months
Bryan Ingram	Director	61	3 years, 10 months
Michele Klein	Director	76	4 years, 4 months
Peter A. Smith	Director	59	5 years, 7 months
Bruce Taten	Director	69	3 years, 6 months

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors unanimously approved the election of each of the Director Nominees and unanimously recommends a vote "For" each of the Director Nominees.

(Proposals Continue on Next Page.)

PROPOSAL NO. 2

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed Grant Thornton as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ending June 26, 2026, and our Board has ratified such appointment. See ''Independent Registered Public Accounting Firm Fees.''

Notwithstanding its selection, the Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. If the appointment is not ratified by our stockholders, the Audit Committee may reconsider whether it should appoint another independent registered public accounting firm.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors unanimously recommends a vote "For" the ratification of the Audit Committee's appointment of Grant Thornton as the Company's Independent Registered Public Accounting Firm for Fiscal Year 2026.

(Proposals Continue on Next Page.)

PROPOSAL NO. 3

Advisory, Non-Binding Vote on Named Executive Officer Compensation

A "say-on-pay" advisory vote is required for all U.S. public companies under Section 14A of the Exchange Act which we request annually during our Annual Meeting of Stockholders. We are asking stockholders to approve, on an advisory, non-binding basis, the compensation of the Company's named executive officers disclosed in the Compensation Discussion and Analysis section, and the related compensation tables, notes and narrative, in this Proxy Statement.

The Board recommends that you vote "FOR" approval of the advisory, non-binding vote on executive compensation because it believes that the policies and practices described in the Compensation Discussion and Analysis section are effective in achieving the Company's goals of rewarding sustained financial and operating performance and leadership excellence, aligning the executives' long-term interests with those of the stockholders and motivating the executives to remain with the Company for long and productive careers. Named executive officer compensation of the past three years reflects amounts of cash and long-term equity awards consistent with periods of economic stress and lower earnings, and equity incentives aligning with our actions to stabilize the Company and to position it for a continued recovery.

We urge stockholders to read the Compensation Discussion and Analysis section of this Proxy Statement, as well as the Summary Compensation Table and related compensation tables, notes and narrative, which provide detailed information on the Company's compensation policies and practices and the compensation of our named executive officers.

As this vote is advisory, it will not be binding on our Board or our Compensation Committee, and neither our Board nor our Compensation Committee will be required to take any action as a result of the outcome of the vote. However, our Compensation Committee will carefully consider the outcome of this vote when considering future executive compensation policies and decisions.

Based on the voting results at the Company's 2024 Annual Meeting of Stockholders with respect to the frequency (the "Frequency Vote") of future stockholder advisory votes to approve the compensation of the Company's named executive officers, the Company includes an advisory, non-binding vote to approve the compensation of its named executive officers in its proxy materials on an annual basis. The next required Frequency Vote is scheduled for the Company's 2030 Annual Meeting of Stockholders.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors unanimously recommends a vote "For" the approval of the advisory, non-binding vote on Named Executive Officer compensation.

(Proposals Continue on Next Page.)

PROPOSAL NO. 4

Approval of Third Amended and Restated 2018 Incentive Plan of the Company

Background

The Aviat Networks, Inc. 2018 Incentive Plan was adopted by the Board and approved by the stockholders on March 20, 2018 (the ''2018 Incentive Plan''). In November 2021 and November 2024, the Board and the Company's stockholders approved the first and second amendment and restatement of the 2018 Incentive Plan respectively (collectively, the ''Prior Plan''). At this year's Annual Meeting in November 2025 stockholders will be asked to approve the increase in the number of shares available for issuance under the Prior Plan by 1,200,000 shares as part of the Aviat Networks, Inc. Third Amended and Restated 2018 Incentive Plan (the ''Third Amended and Restated Plan''). The Third Amended and Restated Plan is attached hereto as Annex A. If the Third Amended and Restated Plan becomes effective, the Company will register the additional shares on a Registration Statement on Form S-8 as soon as practicable following the effective date.

The Prior Plan and now the Third Amended and Restated Plan were adopted to advance the interests of the Company by providing eligible individuals of the Company and its affiliates with an opportunity to acquire or increase a proprietary interest in the Company, and to receive performance-based cash and equity incentive compensation, in order to create a stronger incentive to expend maximum effort for the growth and success of the Company and its subsidiaries, and to encourage such eligible individuals to remain in the employ of the Company or one or more of its affiliates.

The Board believes that stock ownership promotes the alignment of interests of our employees and directors, with those of our stockholders. The Third Amended and Restated Plan was approved by the Board to continue to utilize equity incentive compensation as a means of aligning the interests of participants with those of our stockholders, provide participants with further incentives for outstanding performance, and assist in the retention of key talent. As a result, we believe that the adoption of the Third Amended and Restated Plan is important to our ability to recruit and retain executive officers, directors and key employees with outstanding ability and experience, and to our long-term growth and financial success. **Accordingly, the Board recommends that stockholders approve the Third Amended and Restated Plan.**

Purpose of the Proposal

If approved by our stockholders, the Third Amended and Restated Plan will amend and restate the Prior Plan. The use of stock-based awards under the Third Amended and Restated Plan continues to be a key element of the Company's compensation program, and increasing the number of shares available to be offered under the Prior Plan is crucial to continuing to meet the objectives of our compensation program going forward. As of September 11, 2025, a total of approximately 332,393 shares of common stock remained available for issuance under the Prior Plan. If the Third Amended and Restated Plan is approved by our stockholders, a total of approximately 1,526,111 shares of common stock will be available for issuance under the Third Amended and Restated Plan.

The Third Amended and Restated Plan is a broad-based plan under which the Company grants awards to its current and prospective employees, including officers, directors, and consultants. The Company continues to believe that its long-term interests are best advanced by aligning the interests of its nonemployee directors and key employees with the interests of its stockholders. Therefore, to attract, retain and motivate nonemployee directors, officers and key employees of exceptional abilities and, in recognition of the significant contributions to the long-term performance and growth of the Company and its subsidiaries made by these individuals, the Board recommends adoption of the Third Amended and Restated Plan. Approval of the Third Amended and Restated Plan will permit the Company to continue to use stock-based compensation to align stockholder and employee interests and to motivate employees and others by providing services to the Company or any subsidiary. While the Board is cognizant of the potential dilutive effect of compensatory stock awards, it also recognizes the significant motivational and performance benefits that are achieved from making such awards.

Consequences of Failing to Approve the Proposal

If this Proposal No. 4 and the Third Amended and Restated Plan are not approved by the Company's stockholders, the Prior Plan will continue to be effective until it expires on November 5, 2034, and there will be no impact on the rights of existing award holders under the Prior Plan. However, if this Proposal No. 4 is not approved, we do not expect to be able to issue any meaningful equity-based compensation awards to eligible employees and directors during fiscal year 2026, requiring the Company to reevaluate our compensation programs in general with a much higher percentage of compensation paid in cash.

Why We Believe You Should Vote FOR Proposal No. 4

In evaluating our request to approve Proposal No. 4 and the Third Amended and Restated Plan, we ask that you consider the following:

- Incentive to Attract and Retain Talent. We believe that our future success depends in part on our ability to attract, hire, motivate and retain high quality employees, including executive officers, and directors and that the ability to provide equity awards under the Third Amended and Restated Plan is critical to achieving this success. We would be at a severe disadvantage if we could not use equity-based awards covering a meaningful number of shares of our common stock to recruit and secure or retain key talent in the current competitive market for highly skilled and qualified employees.

- Alignment of Interests. We believe that our future success depends on our ability to align the interests of our employees, including our executive officers and directors, with those of our stockholders, and that equity compensation is a key means to fostering this alignment.

- Significant Focus on Performance-Based Equity Awards. Approximately half of the annual equity awards to be granted to our executive officers, including our named executive officers, in fiscal year 2025 are full-value awards subject to performance-based vesting requirements, with the shares subject to such performance-based awards to be earned based on the achievement of total shareholder and revenue growth targets over a three-year performance period.

- Limiting Cash Compensation Expense. Equity compensation limits the cash cost of our compensation programs and can preserve cash for other uses in growing our business or returning value to our stockholders. If Proposal No. 4 and the Third Amended and Restated Plan are not approved, we may need to replace the lost compensation value with larger cash awards, which would increase our cash compensation expense. That cash might be better utilized if reinvested in our business or returned to our stockholders.

- Responsible Plan Features. The Third Amended and Restated Plan includes several responsible plan features as described in more detail below.

The Third Amended and Restated Plan was approved by our Board (i) recognizing that in the near future there would otherwise be a lack of available shares under the Prior Plan, (ii) in order to recognize and provide equity incentives to continue our strong growth and performance and (iii) to continue to have awards available for grant to our employees, directors, and third party service providers consistent with the factors described in the "*Executive Compensation*" section in this proxy statement; at comparable companies; and the value of equity awards in relation to other elements of total compensation.

We believe our future success depends in part on our ability to attract, motivate, and retain high quality employees and directors and that the ability to provide equity-based and incentive-based awards under the Third Amended and Restated Plan is critical to achieving this success. We would be at a severe competitive disadvantage if we could not use share-based awards to recruit and compensate our employees and directors.

Material Changes from the Prior Plan

The Third Amended and Restated Plan increases the number of shares of common stock available for awards under the Prior Plan by 1,200,000 shares and correspondingly increases the limit on shares of common stock that may be issued or transferred upon the exercise of incentive stock options granted under the Prior Plan

We are not seeking to make any other material changes to the Prior Plan.

Summary of the Third Amended and Restated Plan

The following is a summary of the Third Amended and Restated Plan and does not purport to be a complete description of all provisions of the Third Amended and Restated Plan. The Third Amended and Restated Plan should be read in conjunction with, and is qualified in its entirety by reference to, the complete text of the proposed

Third Amended and Restated Plan, which is attached to this Proxy Statement as Annex A. The Third Amended and Restated Plan gives the Compensation Committee of the Board (the ''Committee'') the ability to award stock options, stock appreciation rights (''SARs''), performance awards, restricted stock, RSUs, stock awards, other stock-based awards, cash awards, and substitute awards.

Administration. The Third Amended and Restated Plan is administered by the Committee, or such other committee of two or more directors designated by the Board except to the extent the Board elects to administer the Third Amended and Restated Plan (in which case references to the ''Committee'' are references to the Board). The Board retains the discretion to designate another committee or officer of the Company to administer the Third Amended and Restated Plan, except for grants to participants subject to Section 16 of the Exchange Act. The Committee has broad discretion to administer the Third Amended and Restated Plan, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Committee may also accelerate the vesting or exercise of any award and make all other determinations and take all other actions necessary or advisable for the administration of the Third Amended and Restated Plan.

Notwithstanding anything within the Third Amended and Restated Plan to the contrary, to comply with applicable laws in countries other than the United States in which the Company or our affiliates operates or has employees, directors or other service providers, to ensure that we comply with any applicable requirements of foreign securities exchanges, to achieve specific tax treatment for an award in any country, or to facilitate the administration of the Third Amended and Restated Plan, the Committee, in its sole discretion, has the power and authority to determine who is eligible to participate in the Third Amended and Restated Plan, modify the terms and conditions of awards, establish sub-plans with applicable foreign jurisdiction provisions, or take other actions deemed advisable to comply with foreign laws or securities exchange rules. The description of the Third Amended and Restated Plan set forth within this summary addresses the terms and conditions of the Third Amended and Restated Plan largely with respect to United States-based award recipients, therefore an award granted to an employee that is subject to foreign laws or regulations may differ from the descriptions set forth below or contained within the Third Amended and Restated Plan document.

Eligibility. Any individual who is an officer or employee of the Company, any of our affiliates or our subsidiaries, and any other person who provides services to the Company, our affiliates or our subsidiaries, including members of the Board, are eligible to receive awards under the Third Amended and Restated Plan at the discretion of the Committee. As of September 11, 2025, we had 923 employees and seven members of the Board who will be eligible to participate in the Third Amended and Restated Plan. Consultants are eligible to receive awards pursuant to the Third Amended and Restated Plan, but as the Committee has sole discretion to determine whether such consultants could receive an award, the number of consultants that could receive Prior Plan awards is not determinable at this time.

Shares Subject to the Third Amended and Restated Plan. Subject to stockholder approval of the Third Amended and Restated Plan and the adjustments described below, the total aggregate number of shares of stock which may be granted, issued or delivered pursuant to awards under the Third Amended and Restated Plan (including pursuant to the exercise of incentive options) shall be the sum of: (i) 1,200,000 Shares, plus (ii) the number of shares of common stock of the Company which remained available for grants of options or other awards under the Prior Plan and the Company's previous 2007 Stock Equity Plan (the ''2007 Plan''), plus (iii) the number of Shares that would again become available for issuance pursuant to the reserved share expiring or becoming unexercisable for any reason before being exercised in full, or, as a result of restricted stock being forfeited to the Company or repurchased by the Company pursuant to the terms of the agreements governing such shares. As of September 11, 2025 (our Record Date), the price per share of the Company's common stock was $25.57 per share. The shares issued pursuant to awards under the Third Amended and Restated Plan may be authorized and unissued shares, shares held by the Company in its treasury or previously issued or shares that the Company reacquired, including shares purchased in the open market. No award may be granted if the number of shares of stock to be delivered under the award exceeds the remaining number of shares available under the Third Amended and Restated Plan (taking into account shares issuable in settlement or relating to then-outstanding awards).

Shares of common stock subject to an award that expire, are cancelled, exchanged, forfeited, settled in cash or otherwise terminated without actual delivery of shares will again be available for awards pursuant to the Third Amended and Restated Plan. Notwithstanding the foregoing, (a) the number of shares tendered in payment of any exercise or purchase price of an award, (b) shares withheld to satisfy the tax withholding obligation on an Award issued under the Plan, and (c) shares repurchased on the open market with the proceeds of a stock option's exercise price, will not, in each case, be available again for awards pursuant to the Third Amended and Restated Plan. Awards that may only be settled in cash will not count against the share limit for the Third Amended and Restated Plan. Awards which are granted in substitution for awards granted under the Third Amended and Restated Plan shall not reduce the shares authorized for issuance nor shall they be added to the shares available for issuance under the Third Amended and Restated Plan.

Limitations on Awards. In any one calendar year, the aggregate grant to any plan participant, including awards granted pursuant to the Third Amended and Restated Plan shall not exceed 150,000 shares. To calculate the 150,000 annual maximum, awards granted pursuant to the Third Amended and Restated Plan shall be valued on the grant date pursuant to FASB ASC Topic 718, and all other cash compensation may include, but is not limited to, quarterly retainer fees, committee fees, meeting fees, or lead independent director fees. No non-employee director may be granted during any calendar year awards having an aggregate fair market value, determined on the date of grant, in excess of $750,000.

Awards Under the Third Amended and Restated Plan

Stock Options. The Committee may grant incentive stock options and options that do not qualify as incentive stock options, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of a stock option cannot be less than 100% of the fair market value of a share of our common stock on the date on which the option is granted and the option must not be exercisable for longer than ten years following the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the exercise price of the stock option must be at least 110% of the fair market value of a share of our common stock on the date of grant and the option must not be exercisable more than five years from the date of grant. Any share of common stock that is available for grant pursuant to the Third Amended and Restated Plan shall be available for the issuance of shares pursuant to any award type under the plan, including the exercise of incentive stock options.

Stock Appreciation Rights. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of our common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR cannot be less than 100% of the fair market value of a share of our common stock on the date on which the SAR is granted. The term of a SAR may not exceed ten years. SARs may be granted in connection with, or independent of, a stock option. SARs may be paid in cash, common stock or a combination of cash and common stock, as determined by the Committee.

Restricted Stock. Restricted stock is a grant of shares of common stock subject to the restrictions on transferability and risk of forfeiture imposed by the Committee. The Committee may require, that if dividends are paid with respect to common stock underlying an award of unvested restricted stock, the dividend will either be reinvested in additional shares of restricted stock containing the same terms and conditions as the original award, applied to the purchase of additional shares of restricted stock, or deferred without interest to the date of the same vesting and forfeiture provisions as the underlying award and such dividend shall not become payable unless the underlying award is settled.

Restricted Stock Units. A restricted stock unit is a right to receive cash, common stock or a combination of cash and common stock at the end of a specified period equal to the fair market value of one share of our common stock on the date of vesting. Restricted stock units may be subject to the restrictions, including a risk of forfeiture, imposed by the Committee.

Other Stock-Based Awards. Subject to limitations under applicable law and the terms of the Third Amended and Restated Plan, the Committee may grant other awards related to our common stock. Such awards may include, without limitation, awards that are convertible or exchangeable debt securities, other rights convertible or exchangeable into our common stock, purchase rights for common stock, awards with value and payment contingent upon our performance or any other factors designated by the Committee, and awards valued by reference to the book value of our common stock or the value of securities of, or the performance of, our affiliates.

Performance Awards. Performance awards represent awards with respect to which a participant's right to receive cash, shares of our common stock, or a combination of both, is contingent upon the attainment of one or more specified performance measures during a specified period. The Committee will determine the applicable performance period, the performance goals and such other conditions that apply to each performance award.

Dividend Equivalents. The Committee is authorized to grant Dividend Equivalents to participants, entitling any such participant to receive cash, Stock, other awards, or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of Stock. Dividend Equivalents may be awarded on a free-standing basis or in connection with another award (other than an award of Restricted Stock or award of unrestricted Shares). The Committee may provide that Dividend Equivalents that are granted as free-standing awards shall be paid or distributed when accrued or at a later specified date and, if distributed at a later date, may be deemed to have been reinvested in additional Stock, awards, or other investment vehicles or accrued in a bookkeeping account without interest, and subject to such restrictions on transferability and risks of forfeiture, as the Committee may specify. With respect to Dividend Equivalents granted in connection with another award, absent a contrary provision in the award agreement, such Dividend Equivalents shall be subject to the same restrictions and risk of forfeiture as the award with respect to which the dividends accrue and shall not be paid unless and until such award has vested and been earned.

Cash Award. The Committee is authorized to grant cash awards, on a free-standing basis or as an element of, a supplement to, or in lieu of any other award under the Plan to eligible persons in such amounts and subject to such other terms as the Committee in its discretion determines to be appropriate.

Substitute Awards. The Company may grant awards in substitution for any other award granted under the Third Amended and Restated Plan or another plan of the Company or its affiliates or any other right of a person to receive payment from the Company or its affiliates. Awards may also be granted in substitution for awards held by individuals who become eligible individuals as a result of certain business transactions. Substitute awards that are Options or SARs may have an exercise price per share that is less than the fair market value of a share of our common stock on the date of substitution if the substitution complies with the requirements of Section 409A of the Code and the guidance and regulations promulgated thereunder and other applicable laws.

Recapitalization. In the event of any change in our capital structure or business or other corporate transaction or event that would be considered an equity restructuring, the Committee shall or may (as required by applicable accounting rules) equitably adjust the (i) aggregate number or kind of shares that may be delivered under the Third Amended and Restated Plan, (ii) the maximum number of shares that may be granted to a covered employee each year, (iii) the number or kind of shares or amount of cash subject to an award, (iv) the terms and conditions of awards, including the purchase price or exercise price of awards and performance goals, and (v) the applicable share-based limitations with respect to awards provided in the Third Amended and Restated Plan, in each case to equitably reflect such event.

Change in Control. Except to the extent otherwise provided in any applicable award agreement, in the event of a change in control or other changes to us or our common stock, the Committee may, either in advance of a change of control or at the time or when the Committee may deem appropriate, (i) accelerate the time of vesting and exercisability of an award, (ii) if the performance cycle has been completed for performance awards, payment shall be made not later than 90 days following the effective date of termination, or if the performance cycle has not been completed for performance awards, target level of performance shall be deemed to have been achieved and payment shall be made not later than 90 days following the effective date of termination, or (iii) make any other adjustments to awards (including no adjustments) that the Committee deems appropriate to reflect the applicable transaction or event.

Amendment and Termination. The Third Amended and Restated Plan automatically expires on the tenth anniversary of its original Effective Date, or November 5, 2034. The Committee may amend or terminate the Third Amended and Restated Plan at any time, subject to stockholder approval if required by applicable law, rule or regulation, including the rules of the stock exchange on which our shares of common stock are listed. The Committee may amend the terms of any outstanding award granted under Third Amended and Restated Plan at any time so long as the amendment would not materially and adversely affect the rights of a participant under a previously granted award without the participant's consent.

Clawback. The Third Amended and Restated Plan and all awards granted thereunder are subject to any clawback or recoupment policy adopted by the Company.

Certain U.S. Federal Income Tax Consequences

The following discussion is for general information only and is intended to briefly summarize the United States federal income tax consequences to participants arising from participation in the Third Amended and Restated Plan. This description is based on current law, which is subject to change (possibly retroactively). The tax treatment of participants in the Third Amended and Restated Plan may vary depending on their particular situations and may, therefore, be subject to special rules not discussed below. No attempt has been made to discuss any potential foreign, state, or local tax consequences. In addition, nonqualified stock options and SARs with an exercise price less than the fair market value of shares of common stock on the date of grant, SARs, restricted stock units, and certain other awards that may be granted pursuant to the Third Amended and Restated Plan, could be subject to additional taxes unless they are designed to comply with certain restrictions set forth in Section 409A of the Code and guidance promulgated thereunder. Potential tax consequences to the Company or participants associated with the Third Amended and Restated Plan and its awards granted to eligible individuals subject to the laws of jurisdictions outside of the United States are not addressed herein.

Tax Consequences to Participants.

Options and SARs. Participants will not realize taxable income upon the grant of an option or a SAR. Upon the exercise of a nonqualified stock option or a SAR, a participant will recognize ordinary compensation income (subject to withholding if an employee) in an amount equal to the excess of (i) the amount of cash and the fair market value of the shares of common stock received, over (ii) the exercise price of the award. A participant will generally have a tax basis in any shares of common stock received pursuant to the exercise of a nonqualified stock option or SAR that equals the fair market value of such shares of common stock on the date of exercise. Subject to the discussion under ''Tax Consequences to the Company'' below, the Company will be entitled to a deduction for federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by a participant under the foregoing rules. When a participant sells the shares of common stock acquired as a result of the exercise of a nonqualified stock option or SAR, any appreciation (or depreciation) in the value of the shares of common stock after the exercise date is treated as long- or short-term capital gain (or loss) for federal income tax purposes, depending on the holding period. The shares of common stock must be held for more than 12 months to qualify for long-term capital gain treatment.

Participants eligible to receive an option intended to qualify as an incentive option (i.e., under Section 422 of the Code) will not recognize taxable income on the grant of an incentive option. Upon the exercise of an incentive option, a participant will not recognize taxable income, although the excess of the fair market value of the shares of common stock received upon exercise of the incentive option (''ISO Shares'') over the exercise price will increase the alternative minimum taxable income of the participant, which may cause such participant to incur alternative minimum tax. The payment of any alternative minimum tax attributable to the exercise of an incentive option would be allowed as a credit against the participant's regular tax liability in a later year to the extent the participant's regular tax liability is in excess of the alternative minimum tax for that year.

Upon the disposition of ISO Shares that have been held for the required holding period (generally, at least two years from the date of grant and one year from the date of exercise of the incentive option), a participant will generally recognize capital gain (or loss) equal to the excess (or shortfall) of the amount received in the disposition over the exercise price paid by the participant for the ISO Shares. However, if a participant disposes of ISO Shares that have not been held for the requisite holding period (a ''Disqualifying Disposition''), the participant will recognize ordinary compensation income in the year of the Disqualifying Disposition in an amount equal to the amount by which the fair market value of the ISO Shares at the time of exercise of the incentive option (or, if less, the amount realized in the case of an arm's length disposition to an unrelated party) exceeds the exercise price paid by the participant for such ISO Shares. A participant would also recognize capital gain to the extent the amount realized in the Disqualifying Disposition exceeds the fair market value of the ISO Shares on the exercise date. If the exercise price paid for the ISO Shares exceeds the amount realized (in the case of an arm's-length disposition to an unrelated party), such excess would ordinarily constitute a capital loss.

The Company will generally not be entitled to any federal income tax deduction upon the grant or exercise of an incentive option, unless a participant makes a Disqualifying Disposition of the ISO Shares. If a participant makes a Disqualifying Disposition, the Company will then, subject to the discussion below under ''Tax Consequences to the Company,'' be entitled to a tax deduction that corresponds as to timing and amount with the compensation income recognized by a participant under the rules described in the preceding paragraph.

Under current rulings, if a participant transfers previously held shares of common stock (other than ISO Shares that have not been held for the requisite holding period) in satisfaction of part or all of the exercise price of an option, whether a nonqualified stock option or an incentive option, no additional gain will be recognized on the transfer of such previously held shares of common stock in satisfaction of the nonqualified stock option or incentive option exercise price (although a participant would still recognize ordinary compensation income upon exercise of a nonqualified stock option in the manner described above). Moreover, that number of shares of common stock received upon exercise which equals the number of previously held shares of common stock surrendered in satisfaction of the nonqualified stock option or incentive option exercise price will have a tax basis that equals, and a capital gains holding period that includes, the tax basis and capital gains holding period of the previously held shares of common stock surrendered in satisfaction of the nonqualified stock option or incentive option exercise price. Any additional shares of common stock received upon exercise will have a tax basis that equals the amount of cash (if any) paid by the participant, plus the amount of compensation income recognized by the participant under the rules described above.

The Third Amended and Restated Plan generally prohibits the transfer of awards other than by will or according to the laws of descent and distribution or pursuant to a qualified domestic relations order, but the Third Amended and Restated Plan allows the Committee to permit the transfer of awards (other than incentive options), in its discretion. For income and gift tax purposes, certain transfers of nonqualified stock options should generally be treated as completed gifts, subject to gift taxation.

The Internal Revenue Service has not provided formal guidance on the income tax consequences of a transfer of nonqualified stock options (other than in the context of divorce) or SARs. However, the Internal Revenue Service has informally indicated that after a transfer of options (other than in the context of divorce pursuant to a domestic relations order), the transferor will recognize income, which will be subject to withholding, and FICA/FUTA taxes will be collectible at the time the transferee exercises the options. If a nonqualified stock option is transferred pursuant to a domestic relations order, the transferee will recognize ordinary income upon exercise by the transferee, which will be subject to withholding, and FICA/FUTA taxes (attributable to and reported with respect to the transferor) will be collectible from the transferee at such time.

In addition, if a participant transfers a vested nonqualified stock option to another person and retains no interest in or power over it, the transfer is treated as a completed gift. The amount of the transferor's gift (or generation-skipping transfer, if the gift is to a grandchild or later generation) equals the value of the nonqualified stock option at the time of the gift. The value of the nonqualified stock option may be affected by several factors, including the difference between the exercise price and the fair market value of the shares of common stock, the potential for future appreciation or depreciation of the shares of common stock, the time period of the nonqualified stock option and the illiquidity of the nonqualified stock option. The transferor will be subject to a federal gift tax, which will be limited by (i) the annual exclusion of $19,000 per donee (for 2025, subject to adjustment in future years), (ii) the transferor's lifetime unified credit, or (iii) the marital or charitable deductions. The gifted nonqualified stock option will not be included in the participant's gross estate for purposes of the federal estate tax or the generation-skipping transfer tax.

This favorable tax treatment for vested nonqualified stock options has not been extended to unvested nonqualified stock options. Whether such consequences apply to unvested nonqualified stock options or to SARs is uncertain and the gift tax implications of such a transfer is a risk the transferor will bear upon such a disposition.

Other Awards: Restricted Stock, Stock Awards, Restricted Stock Units, Other Stock-Based Awards, Performance Awards and Cash Awards. A participant will recognize ordinary compensation income upon receipt of cash pursuant to an incentive award or performance award or, if earlier, at the time the cash is otherwise made available for the participant to draw upon. Individuals will not have taxable income at the time of grant of a restricted stock unit award, but rather, will generally recognize ordinary compensation income at the time he or she receives cash or shares of common stock in settlement of the restricted stock unit award, as applicable, in an amount equal to the cash or the then fair market value of the shares of common stock received.

A recipient of a stock award or other equity-based award or the receipt of shares pursuant to an incentive award or performance award generally will be subject to tax at ordinary income tax rates on the fair market value of the shares of common stock when received, reduced by any amount paid by the recipient; however, if the shares of common stock are not transferable and are subject to a substantial risk of forfeiture when received, a participant will recognize ordinary compensation income in an amount equal to the fair market value of the shares of common stock (i) when the shares of common stock first become transferable and are no longer subject to a substantial risk of forfeiture, in cases where a participant does not make a valid election under Section 83(b) of the Code, or (ii) when the award is received, in cases where a participant makes a valid election under Section 83(b) of the Code. If a Section 83(b) election is made and the shares of common stock are subsequently forfeited, the recipient will not be allowed to take a deduction for the value of the forfeited shares of common stock. If a Section 83(b) election has not been made, any dividends received with respect to restricted stock that are subject at that time to a risk of forfeiture or restrictions on transfer generally will be treated as compensation that is taxable as ordinary income to the recipient; otherwise, the dividends will be treated as dividends.

A participant who is an employee will be subject to withholding for federal, and generally for state and local, income taxes at the time he recognizes income under the rules described above. The tax basis in the shares of common stock received by a participant will equal the amount recognized by the participant as compensation income under the rules described in the preceding paragraph, and the participant's capital gains holding period in those shares of common stock will commence on the later of the date the shares of common stock are received or the restrictions lapse. Subject to the discussion below under "Tax Consequences to the Company," the Company will be entitled to a deduction for federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by a participant under the foregoing rules.

Tax Consequences to the Company.

Reasonable Compensation. In order for the amounts described above to be deductible by the Company (or a subsidiary), such amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses.

Golden Parachute Payments. The ability of the Company (or the ability of one of its subsidiaries) to obtain a deduction for future payments under the Third Amended and Restated Plan could also be limited by the golden parachute rules of Section 280G of the Code, which prevent the deductibility of certain excess parachute payments made in connection with a change in control of an employer-corporation.

Deduction Limitations. The ability of the Company (or the ability of one of its subsidiaries) to obtain a deduction for amounts paid under the Third Amended and Restated Plan could be limited by Section 162(m) of the Code. Section 162(m) of the Code limits the Company's ability to deduct compensation, for federal income tax purposes, paid during any year to a "covered employee" (within the meaning of Section 162(m) of the Code) in excess of $1,000,000. Despite this limitation, the Company may determine that it is in the Company's best interests to grant awards pursuant to the Third Amended and Restated Plan that are not tax deductible to the Company in certain situations.

New Plan Benefits

A summary of the material features of the Third Amended and Restated Plan including the class of persons eligible to participate therein and the number of persons in such class, is included above under the title "Summary of the Third Amended and Restated Plan."

Because no awards have been granted under the Third Amended and Restated Plan and all awards under the Third Amended and Restated Plan are at the discretion of the Committee, it is not possible to determine the type of awards or amounts that will be received by or allocated to eligible individuals. Therefore, we have not included a New Plan Benefits Table nor information regarding stock option awards that could be granted pursuant to the Third Amended and Restated Plan in the future.

The Company made its annual equity awards under the Prior Plan for fiscal year 2025 to the named executive officers, nonemployee directors, and to its other eligible employees. The grants to the named executive officers are reflected in the table provided under ''Fiscal Year 2025 Grants of Plan-Based Awards'' in the ''Executive Compensation'' section of this Proxy Statement. The fiscal year 2025 grant to the nonemployee directors is reflected in ''Fiscal Year 2025 Compensation of Non-Employee Directors'' in the ''Director Compensation and Benefits'' section of this proxy statement.

The Board urges our stockholders to vote ''FOR'' Proposal No. 4. This Proposal requires the affirmative vote of the holders of a majority of the voting power of the capital stock present in person or represented by proxy at any meeting and entitled to vote on the matter. The Board believes strongly that the approval of the Third Amended and Restated Plan is essential to the Company's continued success. All duly submitted proxies that are signed, but which do not provide instructions for how to vote, will be voted FOR the approval of the Third Amended and Restated Plan by the management proxy holders. All members of the Board and our executive officers and other senior employees are eligible for awards under the Third Amended and Restated Plan and thus have a personal interest in the approval of the Third Amended and Restated Plan.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors unanimously recommends a vote "For" the approval of the Third Amended and Restated 2018 Incentive Plan of the Company.

(Proxy Statement Continues on Next Page.)

OTHER MATTERS

2025 Annual Report

Our annual report for the fiscal year ended June 27, 2025, including audited financial statements, will be available over the Internet through our website at www.aviatnetworks.com and is being mailed with this Proxy Statement.

Form 10-K

We filed an annual report on Form 10-K for the fiscal year ended June 27, 2025 with the SEC on September 10, 2025. Stockholders may obtain a copy of the Annual Report on Form 10-K, without charge, by writing to our Corporate Secretary, at the address of our offices located at 200 Parker Drive, Suite C100A, Austin, TX 78728, or through our website at www.aviatnetworks.com.

Other Business

The Board is not aware of any other matter that may be presented for consideration at the Annual Meeting or any adjournment thereof. Should any other matter properly come before the Annual Meeting, your shares of common stock will be voted in accordance with the discretion of the proxy holders.

Householding of Proxy Materials

To reduce costs and the environmental impact of the Annual Meeting, a single proxy statement and annual report, along with individual proxy cards, will be delivered in one envelope to certain stockholders having the same last name and address, and to individuals with more than one account registered with our transfer agent with the same address, unless contrary instructions have been received from an affected stockholder. Stockholders participating in householding will continue to receive separate proxy cards. If you are a registered stockholder and would like to enroll in this service or receive individual copies of this year's and/or future proxy materials, please contact Broadridge Financial Solutions, Inc. 51 Mercedes Way, Edgewood, New York 11717; or contact our Corporate Secretary at 512-265-3680 or at our headquarters at 200 Parker Drive, Suite C100A, Austin, TX 78728. If you are a beneficial stockholder, you may contact the broker or bank where you hold the account.

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AVIAT NETWORKS, INC.

THIRD AMENDED AND RESTATED 2018 INCENTIVE PLAN

1. Establishment and Purpose

In March 2018, the Board and the Company's stockholders originally approved the Aviat Networks, Inc. 2018 Incentive Plan (the "2018 Incentive Plan") to be effective March 20, 2018. In November 2021 and November 2024, our Board and the Company's stockholders approved the first and second amendment and restatement of the 2018 Incentive Plan respectively (collectively with the 2018 Incentive Plan, the "Prior Plan"), and subject to stockholder approval at the Annual Meeting in November 2025, the Aviat Networks, Inc. Third Amended and Restated 2018 Incentive Plan shall go into effect. The Prior Plan and now the Third Amended and Restated 2018 Incentive Plan were adopted to advance the interests of the Company by providing eligible individuals of the Company and its affiliates with an opportunity to acquire or increase a proprietary interest in the Company, and to receive performance-based cash and equity incentive compensation, in order to create a stronger incentive to expend maximum effort for the growth and success of the Company and its subsidiaries, and to encourage such eligible individuals to remain in the employ of the Company or one or more of its affiliates.

1.1 Establishment of the Plan. Aviat Networks, Inc., a Delaware corporation (together with any successor thereto as provided in Section 16, hereinafter referred to as the "Company"), hereby adopts the third amended and restated stock equity plan to be known as the Third Amended and Restated 2018 Incentive Plan (the "Plan"), as set forth in this document. The Plan permits the grant of Nonstatutory Options, Incentive Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Other Stock-Based Awards and Cash Awards (each as defined below). All Awards granted under the Prior Plan shall continue to be subject to the terms of the applicable Prior Plan and applicable Award Agreements (as defined below) (including any such terms that are intended to survive the termination of the Prior Plan or the settlement of such Award (as defined below)) and shall remain in effect pursuant to their terms.

1.2 Effective Date of the Plan. The Plan is adopted and, subject to the approval of the Company's shareholders, shall become effective as of November 5, 2025 (the "Effective Date") and shall remain in effect as provided in Section 3; provided, however, no Option (as defined below) may be exercised and no other Award (as defined below) may be exercised or otherwise paid until the Plan has been approved by the Company's stockholders at a meeting at which approval of the Plan is considered.

2. Definitions

As used in this Plan, the following terms shall have the following meanings:

2.1 ASC Topic 718 means the Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation, as amended or any successor accounting standard.

2.2 Affiliate has the meaning ascribed to such term in Rule 12b-2 promulgated under the General Rules and Regulations of the Exchange Act.

2.3 Award means, individually or collectively, any grant or sale pursuant to the Plan of Options, Stock Appreciation Rights, Performance Units, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards or Cash Awards, in each case subject to the terms of the Plan.

2.4 Award Agreement means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee which sets forth the terms and conditions of an Award. An Award Agreement may be in any electronic medium, may be limited to a notation on the books and records of the Company and, with the approval of the Committee, need not be signed by a representative of the Company or a Participant.

2.5 Beneficial Owner or Beneficial Ownership has the meaning ascribed to such term in Rule 13d-3 promulgated under the General Rules and Regulations under the Exchange Act.

2.6 Board means the Company's Board of Directors.

2.7 Business Combination has the meaning set forth in Section 9.1.

2.8   Change Of Control has the meaning set forth in Section 9.1.

2.9   Code means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto, and any regulations issued from time to time thereunder.

2.10   Committee means the Compensation Committee of the Board, or such other committee designated by the Board to administer the Plan. The members of the Committee shall be appointed from time to time by and shall serve at the discretion of the Board. The Committee shall consist solely of two or more directors who are "nonemployee directors" under Rule 16b-3 promulgated under the Exchange Act and "independent directors" under the listing requirements of the NASDAQ Global Market, or any similar rule or listing requirement that may be applicable to the Company from time to time. For any period during which no such committee is in existence "Committee" shall mean the Board and all authority and responsibility assigned to the Committee under the Plan shall be exercised, if at all, by the Board.

2.11   Company has the meaning set forth in Section 1.1.

2.12   Director means a member of the Board of Directors of the Company, its Affiliates and/or Subsidiaries.

2.13   Dividend Equivalent means a right, granted to a Participant under Section 5.4, to receive cash, Stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments.

2.14   Effective Date has the meaning set forth in Section 1.2.

2.15   Employee means any employee of the Company, its Affiliates and/or Subsidiaries.

2.16   ERISA means the Employee Retirement Income Security Act of 1974, as amended.

2.17   Exchange Act means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

2.18   Fair Market Value or FMV means the value of a share of Stock on a particular date determined by such methods or procedures as may be established by the Committee. Unless otherwise determined by the Committee, the Fair Market Value of Stock as of any date is the closing price for the Stock as reported on the NASDAQ Global Market (or on any other national securities exchange on which the Stock is then listed) for that date or, if no closing price is reported for that date, the closing price on the next preceding date for which a closing price was reported. In addition, for purposes of determining the Fair Market Value of Stock for any reason other than the determination of the Option Price or Stock Appreciation Rights, fair market value will be determined by the Committee in a manner compliant with applicable laws and applied consistently for such purpose. Note that the determination of Fair Market Value for purposes of tax withholding may be made in the Committee's sole discretion subject to applicable laws and is not required to be consistent with the determination of Fair Market Value for other purposes.

2.19   Incentive Option means an Option that is intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code

2.20   Nonstatutory Option means any Option that is not intended to meet the requirements of Section 422 of the Code, or that otherwise does not meet such requirements.

2.21   Option means the right to purchase Stock granted to a Participant in accordance with Section 7.1. Options granted under the Plan may be Nonstatutory Options, Incentive Options or a combination thereof.

2.22   Option Price means the price at which a share of Stock may be purchased by a Participant pursuant to an Option.

2.23   Original Effective Date has the meaning set forth in Section 1.

2.24   Other Stock-Based Award means an equity-based or equity-related Award not otherwise described by the terms of the Plan, granted pursuant to Section 7.5.

2.25   Participant means an eligible person as set forth in Section 6.1 to whom an Award is granted under the Plan.

2.26   Performance Criteria means the criteria that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period. The Performance Criteria used to establish Performance Goals will be set at the discretion of the Committee, but may include one or more of the following: (i) cash flow (before or after dividends); (ii) earnings per share (including, without limitation, earnings before interest; taxes, depreciation and amortization); (iii) stock price; (iv) return on equity; (v) stockholder return or total stockholder return; (vi) return on capital (including, without limitation, return on total capital or return on invested capital); (vii) return on investment; (viii) return on assets or net assets; (ix) market capitalization; (x) economic value added; (xi) debt leverage (debt to capital); (xii) revenue; (xiii) sales or net sales; (xiv) backlog; (xv) income, pre-tax income or net income; (xvi) operating income or pre-tax profit; (xvii) operating profit, net operating profit or economic profit; (xviii) gross margin, operating margin or profit margin; (xix) return on operating revenue or return on operating assets; (xx) cash from operations; (xxi) operating ratio; (xxii) operating revenue; (xxiii) market share improvement; (xxiv) general and administrative expenses; or (xxv) customer service.

2.27   Performance Goals means, for a Performance Period, the written goal or goals established by the Committee for the Performance Period based upon the Performance Criteria. The Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, subsidiary, or an individual, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or Affiliate, either individually, alternatively or in any combination, and measured either quarterly, annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Committee. The Committee will objectively define the manner of calculating the Performance Goal or Goals it selects to use for such Performance Period for such Participant. Any such Performance Goals and performance periods may differ among Awards granted to any one Participant or to different Participants. The Committee may appropriately adjust any evaluation of performance against a Performance Goal to exclude any of the following events that occurs during a performance period: (i) asset write-downs; (ii) litigation, claims, judgments or settlements; (iii) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; (iv) accruals for reorganization and restructuring programs; and (v) any extraordinary, unusual, non-recurring or non- comparable items (A) as described in Accounting Standard Codification 225-20, (B) as described in management's discussion and analysis of financial condition and results of operations appearing in the Company's Annual Report to stockholders for the applicable year, or (C) publicly announced by the Company in a press release or conference call relating to the Company's results of operations or financial condition for a completed quarterly or annual fiscal period.

2.28   Performance Period means the one or more periods of time, which may be of varying and overlapping durations, selected by the Committee, over which the attainment of one or more Performance Goals will be measured for purposes of determining a Participant's right to, and the payment of, a Performance Unit.

2.29   Performance Unit means a right granted to a Participant under Section 7.5, to receive cash, Stock or other Awards, the payment of which is contingent on achieving Performance Goals established by the Committee.

2.30   Person has the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d) thereof.

2.31   Plan has the meaning set forth in Section 1.1.

2.32   Prior Plan has the meaning set forth in Section 1.

2.33   Restricted Stock means Shares granted or sold to a Participant pursuant to Section 7.3 as to which the Restriction Period has not lapsed.

2.34   Restricted Stock Unit means a unit granted or sold to a Participant pursuant to Section 7.3 as to which Restriction Period has not lapsed.

2.35   Restriction Period means the period when Restricted Stock or Restricted Stock Units are subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code (based on the passage of time, the achievement of performance goals, or upon the occurrence of other events as determined by the Committee, in its discretion), as provided in Section 7.3.

2.36   Share means a share of common stock of the Company, par value $0.01 per Share.

2.37   Stock means common stock, par value $0.01 per share, of the Company, and such other securities as may be substituted for Stock pursuant to Section 8.

2.38   Stock Appreciation Right or SAR means a right to receive any excess in the Fair Market Value of shares of Stock (except as otherwise provided in Section 7.2(c)) over a specified exercise price.

2.39　Subsidiary means a corporation, company or other entity (i) more than 50% of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture or unincorporated association), but more than 50% of whose ownership interest representing the right generally to make decisions for such other entity is, now or hereafter, owned or controlled, directly or indirectly, by the Company, except that for purposes of determining whether any person may be a Participant for purposes of any grant of Incentive Options, "Subsidiary" means any corporation in which at the time the Company owns or controls, directly or indirectly, more than 50% of the total combined voting power represented by all classes of stock issued by such corporation.

2.40　Ten Percent Owner means a person who owns, or is deemed within the meaning of Section 422(b)(6) of the Code to own, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company (or any parent or subsidiary corporations of the Company, as defined in Sections 424(e) and (f), respectively, of the Code). Whether a person is a Ten Percent Owner shall be determined with respect to an Option based on the facts existing immediately prior to the grant date of the Option.

3.　Term of the Plan

Unless the Plan shall have been earlier terminated by the Board, Awards may be granted under this Plan at any time in the period commencing on the date of approval of the original 2018 Incentive Plan by the Board and ending immediately prior to the 10th anniversary of the Effective Date, November 5, 2034. Awards of Incentive Options granted prior to stockholder approval of the Plan are expressly conditioned upon such approval, but in the event of the failure of the stockholders to approve the Plan shall thereafter and for all purposes be deemed to constitute Nonstatutory Options. After the Plan is terminated, no Awards may be granted but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and the Plan's terms and conditions.

4.　Stock Subject to the Plan

The adoption of this third amendment and restatement shall increase the number of Shares that may be issued pursuant to the Plan by 1,200,000 Shares. The Prior Plan approved Shares equal to the following number: 2,250,000 Shares; plus (i) the number of shares of common stock of the Company which remained available for grants of options or other awards under the Company's original version of the Plan (the 2007 Stock Equity Plan (the "2007 Plan")), plus (ii) the number of Shares that would again become available for issuance pursuant to the reserved share replenishment provisions of the 2007 Plan as a result of stock options issued thereunder expiring or becoming unexercisable for any reason before being exercised in full, or, as a result of restricted stock being forfeited to the Company or repurchased by the Company pursuant to the terms of the agreements governing such shares. No Award may be granted if the number of Shares of Stock that may be delivered in connection with such Award exceeds the number of Shares of Stock remaining available under the Plan minus the number of Shares of Stock issuable in settlement of or relating to then-outstanding Awards. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute Awards) and make adjustments if the number of Shares of Stock actually delivered differs from the number of shares previously counted in connection with an Award.

For purposes of applying the foregoing limitation,

(a)　if any Option or Stock Appreciation Right expires, terminates, or is cancelled for any reason without having been exercised in full, or if any other Award is forfeited by the recipient or repurchased at less than its then Fair Market Value as a means of effecting its forfeiture, the shares not purchased by the Participant or which are forfeited by the recipient or repurchased shall again be available for Awards to be granted under the Plan;

(b)　the full number of Options and Stock Appreciation Rights granted that are to be settled by the issuance of Shares shall be counted against the number of Shares available for award under the Plan, regardless of the number of Shares actually issued upon settlement of any such Award;

(c)　any Shares withheld to satisfy tax withholding obligations on an Award issued under the Plan with respect to an Option, Stock Appreciation Right or full-value awards, Shares tendered to pay the exercise price of an Award under the Plan, and Shares repurchased on the open market with the proceeds of an Option exercise will not be eligible to be again available for grant under the Plan;

(d)　settlement of any Award shall not count against the foregoing limitation except to the extent settled in the form of Stock; and

(e)   Awards granted in substitution in accordance with applicable stock exchange requirements and in substitution or exchange for awards previously granted by a company acquired by the Company or any subsidiary or with which the Company or any subsidiary combines shall not reduce the shares authorized for issuance under the Plan or the limitations on grants to non-employee directors under Section 6.7 nor shall shares subject to such substituted Awards be added to the shares available for issuance under the Plan as provided above (whether or not such substituted Awards are later cancelled, forfeited or otherwise terminated).

Shares of Stock issued pursuant to the Plan may be either (i) authorized but unissued Shares, (ii) Shares held by the Company in its treasury, or (iii) previously issued Shares reacquired by the Company, including Shares purchased on the open market.

5.   Administration

5.1   General. The Committee shall be responsible for administering the Plan, subject to this Section 5 and the other provisions of the Plan. The act or determination of a majority of the Committee shall be the act or determination of the Committee and any decision reduced to writing and signed by all of the members of the Committee shall be fully effective as if it had been made by a majority at a meeting duly held. The Committee may employ attorneys, consultants, accountants, agents, and other persons, any of whom may be an Employee, and the Committee, the Company, and its officers and Directors shall be entitled to rely upon the advice, opinions, or valuations of any such persons. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the Participants, the Company, and all other interested persons.

5.2   Authority of the Committee. The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of the Plan and any Award Agreement or other agreement or document ancillary to or in connection with the Plan, to determine eligibility for Awards and to adopt such rules, regulations, forms, instruments, and guidelines for administering the Plan as the Committee may deem necessary or proper. Such authority shall include, but not be limited to, selecting Award recipients, establishing all Award terms and conditions, including the terms and conditions set forth in an Award Agreement, and, subject to Section 17, adopting modifications and amendments to the Plan or any Award Agreement, including without limitation, any that are necessary to comply with the laws of the countries and other jurisdictions in which the Company, its Affiliates, and/or its Subsidiaries operate. If the Committee does not exist or is unable to act for any reason, then the Plan shall be administered by the Board, and references herein to the Committee (except in the proviso to this sentence) shall be deemed to be references to the Board.

Notwithstanding anything in the Plan to the contrary, equity-based Awards granted under the Plan may not become exercisable, vest or be settled, in whole or in part, prior to the one-year anniversary of the date of grant, except that: (A) the Board may provide that Awards become exercisable, vest or settle prior to such date in the event of the Participant's death or disability or in the event of a Change Of Control (as defined below); and (B) annual equity grants to non- employee Directors that occur in connection with the Company's annual meeting of shareholders may vest on the date of the Company's next annual meeting. The Committee's determinations made in good faith on matters referred to in the Plan shall be final, binding and conclusive on all persons having or claiming any interest under the Plan or an Award made pursuant hereto.

5.3   Delegation of Authority. The Committee may delegate any or all of its powers and duties under the Plan to a subcommittee of directors or to any officer of the Company, including the power to perform administrative functions and grant Awards; provided, that such delegation does not (i) violate state or corporate law, or (ii) result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to Section 16 of the Exchange Act in respect of the Company. Upon any such delegation, all references in the Plan to the ''Committee,'' other than in Section 8, shall be deemed to include any subcommittee or officer of the Company to whom such powers have been delegated by the Committee. Any such delegation shall not limit the right of such subcommittee members or such an officer to receive Awards; provided, however, that such subcommittee members and any such officer may not grant Awards to himself or herself, a member of the Board, or any executive officer of the Company or an Affiliate, or take any action with respect to any Award previously granted to himself or herself, a member of the Board, or any executive officer of the Company or an Affiliate. The Committee may also appoint agents who are not executive officers of the Company or members of the Board to assist in administering the Plan, provided, however, that such individuals may not be delegated the authority to grant or modify any Awards that will, or may, be settled in Stock.

5.4   Dividend Equivalents. The Committee is authorized to grant Dividend Equivalents to Participants, entitling any such Participant to receive cash, Stock, other Awards, or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of Stock. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award (other than an Award of Restricted Stock or Award of unrestricted Shares). The Committee may provide that Dividend Equivalents that are granted as free-standing awards shall be paid or distributed when accrued or at a later specified date and, if distributed at a later date, may be deemed to have been reinvested in additional Stock, Awards, or other investment vehicles or accrued in a bookkeeping account without interest, and subject to such restrictions on transferability and risks of forfeiture, as the Committee may specify. With respect to Dividend Equivalents granted in connection with another Award, absent a contrary provision in the Award Agreement, such Dividend Equivalents shall be subject to the same restrictions and risk of forfeiture as the Award with respect to which the dividends accrue and shall not be paid unless and until such Award has vested and been earned.

6.   Eligibility and Participation

6.1   Eligibility. Individuals eligible to participate in the Plan include all Employees and nonemployee Directors, and all consultants and advisors to the Company, its Affiliates and/or Subsidiaries; provided, however, that, any such individual must be an ''employee'' of the Company or any of its parents or subsidiaries within the meaning of General Instruction A.1(a) to Form S-8 if such individual is granted an Award that may be settled in Stock. An employee on a leave of absence may be an eligible Participant.

6.2   Actual Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from all eligible individuals, those to whom Awards shall be granted and shall determine, in its sole discretion, the nature of, any and all terms permissible by law, and the amount of each Award. In making this determination, the Committee may consider any factors it deems relevant, including without limitation, the office or position held by a Participant or the Participant's relationship to the Company, the Participant's degree of responsibility for and contribution to the growth and success of the Company or any Subsidiary or Affiliate, the Participant's length of service, promotions and potential. Further, in no event shall the number of Shares of Stock covered by Options or other Awards granted to any one person in any one calendar year exceed 150,000, as adjusted from time to time under Section 8.

6.3   General Terms of Awards. Each grant of an Award shall be subject to all applicable terms and conditions of the Plan (including but not limited to any specific terms and conditions applicable to that type of Award set out in the following Section), and such other terms and conditions, not inconsistent with the terms of the Plan, as the Committee may prescribe. Except as otherwise provided in an Award Agreement, the Committee may exercise its discretion to reduce or increase the amounts payable under any Award. No prospective Participant shall have any rights with respect to an Award unless and until such Participant shall have complied with the applicable terms and conditions of such Award (including, if applicable, delivering a fully executed copy of any agreement evidencing an Award to the Company). Each eligible person to whom an Award is granted under this Plan may be required to agree in writing, as a condition to the grant or settlement of such Award or otherwise, to subject an Award that is exercised or settled following such Eligible Person's termination of employment or service to a general release of claims and/or a noncompetition or other restricted covenant agreement in favor of the Company and its Affiliates, with the terms and conditions of such agreement(s) to be determined in good faith by the Committee.

6.4   Effect of Termination of Employment, Etc.

(a)   To the extent consistent with Section 409A of the Code, each Award Agreement shall set forth the extent to which the Participant shall have the right to retain or accelerate the vesting or exercisability of an Award following termination of the Participant's employment with or provision of services to the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination; provided, however, any outstanding Option or SAR of the Participant shall cease to be exercisable in any respect not later than 3 months following termination and, for the period it remains exercisable following termination, shall be exercisable only to the extent exercisable at the date of termination. Military or sick leave or other bona fide leave shall not be deemed a termination of employment or other association, provided that it does not exceed the longer of three (3) months or the period during which the absent Participant's reemployment rights, if any, are guaranteed by statute or by contract.

(b)   If the employment, service, or other consulting relationship of a Participant with the Company and its Affiliates should subsequently terminate during the one year period following a Change Of Control, then as to any one or more outstanding Awards which are not otherwise accelerated in full in accordance with Section 9.2, the Committee may, either in advance of a Change Of Control or at the time thereof and upon such terms as it may deem appropriate, provide for the acceleration of such outstanding Awards in accordance with the following provisions:

(i)   All outstanding Awards held by such Participant shall become vested and/or exercisable as of the effective date of such termination, whether or not the Awards were otherwise vested and/or exercisable, and all conditions shall be waived with respect to outstanding Awards, and

(ii)   For all outstanding Awards that are Performance Awards, (A) if the performance cycle has been completed, payment of amounts determined in accordance with the terms of the Performance Award shall be made in a lump sum not later than 90 days following the effective date of such termination, and (B) otherwise, the target level of performance shall be deemed to have been achieved with respect to such Performance Award and payment of amounts determined in accordance with the terms of the Performance Award, pro-rated to reflect the portion of the full performance cycle for such Performance Award that elapsed prior to such effective date shall be made in a lump sum not later than 90 days following such effective date.

6.5   Non-Transferability of Awards. Except as otherwise provided in this Section 6.5, Awards shall not be transferable, and no Award or interest therein may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution or as otherwise required by law. An Award may be transferred pursuant to a domestic relations order entered or approved by a court of competent jurisdiction upon delivery to the Company of a written request for such transfer and a certified copy of such order. All of a Participant's rights in any Award may be exercised during the life of the Participant only by the Participant or the Participant's legal representative. However, the Committee may, at or after the grant of an Award of a Nonstatutory Option, or shares of Restricted Stock, provide that such Award may be transferred by the recipient to a family member; provided, however, that any such transfer is without payment of any consideration whatsoever and that no transfer shall be valid unless first approved by the Committee, acting in its sole discretion. For this purpose, "family member" has the meaning set forth in the instruction to Form S-8 under the Securities Act of 1933.

6.6   Awards to Participants Outside the United States. The Committee may modify the terms of any Award under the Plan granted to a Participant who is, at the time of grant or during the term of the Award, resident or primarily employed outside of the United States in any manner deemed by the Committee to be necessary or appropriate in order that the Award shall conform to laws, regulations, and customs of the country in which the Participant is then resident or primarily employed, or so that the value and other benefits of the Award to the Participant, as affected by foreign tax laws and other restrictions applicable as a result of the Participant's residence or employment abroad, shall be comparable to the value of such an Award to a Participant who is resident or primarily employed in the United States. The Committee may establish supplements to, or amendments, restatements, or alternative versions of the Plan for the purpose of granting and administrating any such modified Award. No such modification, supplement, amendment, restatement or alternative version may increase the Share limit of Section 4.

6.7   Limitations on Director Awards. In each calendar year during any part of which the Plan is in effect, a non-employee director may not be granted Awards for such individual's service on the Board having a value (determined, if applicable, pursuant to ASC Topic 718) on the date of grant in excess of $750,000; provided, that for any calendar year in which a non-employee director (i) first commences service on the Board, (ii) serves on a special committee of the Board, or (iii) serves as lead director or chairman of the Board, additional Awards may be granted to such non-employee director in excess of such limit; provided, further, that the limit set forth in this Section 6.7 shall be applied without regard to (A) cash fees paid to a non-employee director during such calendar year (or grants of Awards, if any, made to a non-employee director in lieu of all or any portion of such cash fees), or (B) grants of Awards, if any, made to a non-employee director during any period in which such individual was an employee of the Company or any Affiliate or was otherwise providing services to the Company or to any Affiliate other than in the capacity as a director of the Company.

7. Specific Terms of Awards

7.1 Options.

(a) Grant of Options. Subject to the terms and provisions of the Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee, in its sole discretion; provided that Incentive Options may be granted only to eligible Employees of the Company or of any parent or subsidiary corporation (as permitted under Sections 422 and 424 of the Code).

(b) Award Agreement. Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the maximum duration of the Option, the number of Shares to which the Option pertains, the conditions upon which an Option shall become vested and exercisable, and such other provisions as the Committee shall determine which are not inconsistent with the terms of the Plan. The Award Agreement also shall specify whether the Option is intended to be an Incentive Option or a Nonstatutory Option. Only if expressly so provided in the applicable Award Agreement shall the grant date be the date on which the Award Agreement shall have been duly executed and delivered by the Company and the Optionee.

(c) Option Price. The Option Price for each grant of an Option under the Plan shall not be less than 100% of the Fair Market Value of Stock on its grant date. With respect to a Participant who is a Ten Percent Owner, the Option Price of Stock subject to an Incentive Option shall not be less than 110% of the Fair Market Value of Stock on its grant date.

(d) Option Period. Except as otherwise provided in Section 422 of the Code with respect to any Incentive Option, each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant and specify in the Award Agreement; provided, however, that no Incentive Option may be exercisable on or after the 10th anniversary of its grant date or on or after the 5th anniversary of its grant date if the Participant is a Ten Percent Owner. If the Fair Market Value exceeds the Option Price on the last day that an Option may be exercised under an Award Agreement, as long as an exercise would be permitted under applicable laws, the affected Participant will be deemed to have exercised the vested portion of such Option in a net exercise under Section 7.1(e) below without the requirement of any further action.

(e) Exercisability. An Option may be immediately exercisable or become exercisable in such installments, cumulative or non-cumulative, as the Committee may determine. In the case of an Option not otherwise immediately exercisable in full, the Committee may, subject to Section 6.4 and Section 9, accelerate such Option in whole or in part; provided, however, that in the case of an Incentive Option, any such acceleration of the Option would not cause the Option to fail to comply with the provisions of Section 422 of the Code.

(f) Method of Exercise and Payment. An Option may be exercised by the Participant giving written notice, in the manner provided in Section 18, specifying the number of Shares with respect to which the Option is then being exercised. The notice shall be accompanied by payment in the form of cash or check payable to the order of the Company in an amount equal to the Option Price of the shares to be purchased or, subject in each instance to the Committee's approval, acting in its sole discretion, and to such conditions, if any, as the Committee may deem necessary to avoid adverse accounting effects to the Company, by delivery to the Company Shares of Stock having a Fair Market Value equal to the Option Price of the Shares to be purchased. An Option may also be exercised via a net exercise method whereby the Company withholds from the delivery of Stock for which the Option was exercised that number of Shares of Stock having a Fair Market Value (determined as of the date of exercise) equal to the aggregate Option Price of the Shares of Stock for which the Option was exercised.

If the Stock is traded on an established market, payment of any Option Price may also be made through and under the terms and conditions of any formal cashless exercise program authorized by the Company entailing the sale of the Stock subject to an Option in a brokered transaction (other than to the Company). Receipt by the Company of such notice and payment in any authorized or combination of authorized means shall constitute the exercise of the Option. Within thirty (30) days thereafter but subject to the remaining provisions of the Plan, the Company shall deliver or cause to be delivered to the Participant or his agent the number of Shares then being purchased. Such Shares of Stock shall be fully paid and nonassessable.

Unless otherwise determined by the Committee, all payments under all of the methods indicated above shall be paid in United States dollars.

(g)   Limit on Incentive Option Characterization. An Incentive Option shall be considered to be an Incentive Option only to the extent that the number of Shares of Stock for which the Option first becomes exercisable in a calendar year does not have an aggregate Fair Market Value (as of the date of the grant of the Option) in excess of the "current limit". The current limit for any Participant for any calendar year shall be $100,000 minus the aggregate Fair Market Value at the date of grant of the number of Shares of Stock available for purchase for the first time in the same year under each other Incentive Option previously granted to the Participant under the Plan, and under each other incentive option previously granted to the Participant under any other incentive option plan of the Company and its Affiliates after December 31, 1986. Any Shares of Stock which would cause the foregoing limit to be violated shall be deemed to have been granted under a separate Nonstatutory Option, otherwise identical in its terms to those of the Incentive Option.

(h)   Notification of Disposition. Each person exercising any Incentive Option granted under the Plan shall be deemed to have covenanted with the Company to report to the Company any disposition of such Shares prior to the expiration of the holding periods specified by Section 422(a)(1) of the Code and, if and to the extent that the realization of income in such a disposition imposes upon the Company federal, state, local or other withholding tax requirements, or any such withholding is required to secure for the Company an otherwise available tax deduction, to remit to the Company an amount in cash sufficient to satisfy those requirements.

7.2   Stock Appreciation Rights.

(a)   Grant of SARs. Stock Appreciation Rights may be granted in tandem with an Option (at or, in the case of a Nonstatutory Option, after, the award of the Option), or alone and unrelated to an Option. Stock Appreciation Rights in tandem with an Option shall terminate to the extent that the related Option is exercised, and the related Option shall terminate to the extent that the tandem Stock Appreciation Rights are exercised.

(b)   Award Agreement. Each SAR shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the SAR, and such other provisions as the Committee shall determine.

(c)   Exercise Price. Stock Appreciation Rights shall have an exercise price of not less than one hundred percent (100%) of the Fair Market Value of the Stock on the date of award, or in the case of Stock Appreciation Rights in tandem with Options, the exercise price of the related Option.

(d)   Period. No Stock Appreciation Right may be exercised on or after the 10th anniversary of the grant date.

(e)   Other Terms. Except as the Committee may deem inappropriate or inapplicable in the circumstances, Stock Appreciation Rights shall be subject to terms and conditions substantially similar to those applicable to a Nonstatutory Option. Stock Appreciation Rights granted in connection with an Option shall entitle a Participant, upon exercise, to surrender that Option or any portion thereof, to the extent unexercised, and to receive payment of an amount determined by multiplying (A) the difference obtained by subtracting the Option Price with respect to a share of Stock specified in the related Option from the Fair Market Value of a share of Stock on the date of exercise of the Stock Appreciation Rights, by (B) the number of shares as to which that Stock Appreciation Right has been exercised. The Option shall then cease to be exercisable to the extent surrendered. Stock Appreciation Rights granted in connection with an Option shall be subject to the terms and conditions of the Award Agreement governing the Option, which shall provide that the Stock Appreciation Right is exercisable only at such time or times and only to the extent that the related Option is exercisable and shall not be transferable except to the extent that the related Option is transferrable.

7.3   Restricted Stock and Restricted Stock Units.

(a)   Grant of Restricted Stock or Restricted Stock Units. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock and Restricted Stock Units to Participants in such amounts as the Committee shall determine. Restricted Stock Units shall represent the right of a Participant to receive Shares of Stock upon the lapse of the Period of Restriction.

(b)   Award Agreement. Each Share of Restricted Stock and/or Restricted Stock Unit grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of Shares of Restricted Stock or the number of Restricted Stock Units granted, and such other provisions as the Committee shall determine.

(c)   Other Restrictions. The Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock or Restricted Stock Units granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock or each Restricted Stock Unit, restrictions based upon the achievement of specific performance goals, time-based restrictions on vesting following the attainment of the performance goals, time-based restrictions, and/or restrictions under applicable laws or under the requirements of any stock exchange or market upon which such Shares are listed or traded, or holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Restricted Stock or Restricted Stock Units. Subject to Section 6.4 and Section 9, any such Restriction Period may be shortened by the Committee on such basis as it deems appropriate.

In the event that the vesting date occurs on a date which is not a trading day on the principal securities exchange on which the Shares are then traded, the Fair Market Value on the last prior trading date will be utilized for cost basis.

To the extent deemed appropriate by the Committee, the Company may retain the certificates representing Shares of Restricted Stock in the Company's possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied or lapse.

(d)   Issuance of Shares. Shares of Restricted Stock awarded pursuant to a Restricted Stock Award shall be issued as certificates or recorded in book-entry form, subject to subsection (e) below. Such shares shall be registered in the name of the Participant. Any certificates so issued shall be printed with an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award as determined or authorized in the sole discretion of the Committee. Shares recorded in book-entry form shall be recorded with a notation referring to the terms, conditions, and restrictions applicable to such Award as determined or authorized in the sole discretion of the Committee.

(e)   Escrow of Shares. The Committee may require that the stock certificates or book-entry registrations evidencing Shares of Restricted Stock be held in custody by a designated escrow agent (which may but need not be the Company) until the restrictions thereon shall have lapsed, and that the Participant deliver a stock power, endorsed in blank, relating to the Stock covered by such Award.

(f)   Voting and Other Rights. Except as otherwise provided in the Plan or the applicable Award Agreement, to the extent permitted or required by law, a Participant holding Shares of Restricted Stock granted hereunder shall have all of the rights of a stockholder of the Company, including the right to vote. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder. At the discretion of the Committee, a Participant may be entitled to receive payments equivalent to any dividends declared with respect to Stock referenced in grants of Restricted Stock Units but only following the close of the applicable Restriction Period and then only if the underlying Stock shall have been earned. Unless the Committee shall provide otherwise, any such dividend equivalents shall be paid, if at all, without interest or other earnings.

(g)   Form and Timing of Payment. If and when the Restriction Period expires without a prior forfeiture of the Restricted Stock, any certificates for such shares shall be delivered to the Participant promptly if not theretofore so delivered, and the restrictive legends shall be promptly removed from any book- entry registrations for such shares. Settlement of vested Restricted Stock Units shall be made promptly following the close of the applicable Restriction Period and shall be settled by delivery of (A) a number of Shares of Stock equal to the number of Restricted Stock Units for which settlement is due, or (B) cash in an amount equal to the Fair Market Value of the specified number of Shares of Stock equal to the number of Restricted Stock Units for which settlement is due, or a combination thereof, as determined by the Committee at the date of grant or thereafter.

(h)   Section 83(b) Election. The Board may provide in an Award Agreement that the Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Section 83(b) of the Code. If a Participant makes an election pursuant to Section 83(b) of the Code concerning a Restricted Stock Award, the Participant shall be required to file promptly a copy of such election with the Company.

(i)   Dividends and Splits. As a condition to the grant of an Award of Restricted Stock, the Committee may allow a Participant to elect, or may require, that any cash dividends paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock, applied to the purchase of additional Awards or deferred without interest to the date of vesting of the associated Award of Restricted Stock. Unless otherwise determined by the Committee and specified in the applicable Award Agreement, Stock distributed in connection with a Stock split or Stock dividend, and other property (other than cash) distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

7.4   Performance Units.

(a)   Grant of Performance Units. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Performance Units to Participants in such amounts and upon such terms as the Committee shall determine.

(b)   Value and Character. Each Performance Unit shall entitle the recipient to the value of a specified number of Shares of Stock, over the initial value for such number of Shares, if any, established by the Committee at the time of grant, at the close of a specified Performance Period to the extent specified Performance Goals shall have been achieved.

(c)   Earning of Performance Units. The Committee shall set Performance Goals in its discretion which, depending on the extent to which they are met within the applicable Performance Period, will determine the number and value of Performance Units that will be paid out to the Participant. After the applicable Performance Period has ended, the holder of Performance Units shall be entitled to receive payout on the number and value of Performance Units earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Goals have been achieved.

(d)   Form and Timing of Payment. Payment of earned Performance Units shall be as determined by the Committee and as evidenced in the Award Agreement. Payment shall be made in a single lump sum equal to the value of the earned Performance Units at the close of the applicable Performance Period, or as soon as practicable after the end of the Performance Period, but not later than the expiration of the deferral period for such Award under Section 409A of the Code. Performance Units shall be settled by delivery of (A) a number of Shares of Stock equal to the number of Performance Units for which settlement is due, or (B) cash in an amount equal to the Fair Market Value of the specified number of Shares of Stock equal to the number of Performance Units for which settlement is due, or a combination thereof, as determined by the Committee at the date of grant or thereafter. At the discretion of the Committee, Participants may be entitled to receive any Dividend Equivalents declared with respect to Stock which have been earned in connection with grants of Performance Units which have been earned but not yet distributed to Participants. The Committee may permit or, if it so provides at grant require, a Participant to defer such Participant's receipt of the payment of cash or the delivery of Stock that would otherwise be due to such Participant by virtue of the satisfaction of any requirements or goals with respect to Performance Units. If any such deferral election is required or permitted, the Committee shall establish rules and procedures for such payment deferrals in accordance with Section 409A of the Code.

7.5   Other Stock-Based Awards.

(a)   Other Stock-Based Awards. The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of the Plan (including the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions as the Committee shall determine. Such Awards may involve the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

(b)   Value Other Stock-Based Awards. Each Other Stock-Based Award shall be expressed in terms of Shares or units based on Shares, as determined by the Committee.

(c)   Payment of Other Stock-Based Awards. Payment, if any, with respect to an Other Stock-Based Award shall be made in accordance with the terms of the Award, in cash, Shares or a combination thereof, as the Committee determines.

7.6   Cash Award. The Committee is authorized to grant Cash Awards, on a free-standing basis or as an element of, a supplement to, or in lieu of any other Award under the Plan to eligible persons in such amounts and subject to such other terms as the Committee in its discretion determines to be appropriate.

8. Adjustment Provisions

8.1 <u>Adjustment for Corporate Actions</u>. All of the share numbers set forth in the Plan reflect the capital structure of the Company as of the Effective Date. Subject to Section 9.2, if subsequent to the Effective Date the outstanding Shares of Stock (or any other securities covered by the Plan by reason of the prior application of this Section) are increased, decreased, or exchanged for a different number or kind of shares or other securities, or if additional Shares or new or different shares or other securities are distributed with respect to Shares of Stock, through merger, consolidation, sale of all or substantially all the property of the Company, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar distribution with respect to such Shares of Stock, or any event that is a change in the capital structure of business of the Company that would be considered an "equity restructuring" within the meaning of ASC Topic 718 and that would result in an additional compensation expense to the Company pursuant to the provisions of ASC Topic 718, if adjustments to Awards with respect to such event were discretionary or otherwise not required (each such an event, an "Adjustment Event") an appropriate and proportionate adjustment will be made in (i) the maximum numbers and kinds of Shares provided in Section 4, (ii) the numbers and kinds of Shares or other securities subject to the then outstanding Awards, (iii) the exercise price for each Share or other unit of any other securities subject to then outstanding Options and Stock Appreciation Rights (without change in the aggregate purchase price as to which such Options or Rights remain exercisable), and (iv) the repurchase price of each Share of Restricted Stock then subject to a risk of forfeiture in the form of a Company repurchase right. In the event of any change in the capital structure or business of the Company or other corporate transaction or event that would not be considered an Adjustment Event, and is not otherwise addressed in this Section 8, the Committee shall have complete discretion to make Equitable Adjustments (if any) in such manner as it deems appropriate with respect to such other event.

8.2 <u>Cancellation and Termination of Awards</u>. The Committee may, in connection with any merger, consolidation, share exchange or other transaction entered into by the Company in good faith, determine that any outstanding Awards granted under the Plan, whether or not vested, will be canceled and terminated and that in connection with such cancellation and termination the holder of such Award may receive for each Share of Common Stock subject to such Award a cash payment (or the delivery of shares of stock, other securities or a combination of cash, stock and securities equivalent to such cash payment) equal to the difference, if any, between the amount determined by the Committee to be the Fair Market Value of the Common Stock and the purchase price per Share (if any) under the Award multiplied by the number of Shares subject to such Award; provided that if such product is zero or less or to the extent that the Award is not then exercisable, the Award will be canceled and terminated without payment therefor.

8.3 <u>Dissolution or Liquidation</u>. Upon dissolution or liquidation of the Company, other than as part of a Change Of Control, each outstanding Option and SAR shall terminate, but the Participant (if, at the time, an Employee of the Company or an Affiliate) shall have the right, immediately prior to the dissolution or liquidation, to exercise the Option or SAR to the extent exercisable on the date of dissolution or liquidation.

8.4 <u>Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events</u>. In the event of any corporate action not specifically covered by the preceding Sections, including but not limited to an extraordinary cash distribution on Stock, a corporate separation or other reorganization or liquidation, the Committee may make such adjustment of outstanding Awards and their terms, if any, as it, in its sole discretion, may deem equitable and appropriate in the circumstances. The Committee may make adjustments in the terms and conditions of, and the criteria included in Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in this Section) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan. Adjustments under this Section 8.4 shall be consistent with Section 409A of the Code and adjustments pursuant to determination of the Committee shall be conclusive and binding on all Participants under the Plan. Notwithstanding the foregoing, Awards that already have a right to receive extraordinary cash dividend on Stock as a result of Dividend Equivalents or other dividend rights will not be adjusted as a result of an extraordinary cash dividend.

8.5 <u>Related Matters</u>. Any adjustment in Awards made pursuant to this Section 8 shall be determined and made, if at all, by the Committee and shall include any correlative modification of terms, including of Option exercise prices, rates of vesting or exercisability, risks of forfeiture, applicable repurchase prices for Restricted Stock, Performance Goals and other financial objectives which the Committee may deem necessary or appropriate so as to ensure the rights of the Participants in their respective Awards are not substantially diminished nor enlarged as a result of the adjustment and corporate action other than as expressly contemplated in this Section 8. No fraction of a Share shall be purchasable or deliverable upon exercise, but in the event any adjustment hereunder of the number of Shares covered by an Award shall cause such number to include a fraction of a Share, such number of Shares shall be adjusted to the nearest smaller whole number of Shares. No adjustment of an Option exercise price per Share pursuant to this Section 8 shall result in an exercise price which is less than the par value of a Share.

8.6   Substitute Awards; No Repricing. Awards may be granted in substitution or exchange for any other Award granted under the Plan or under another plan of the Company or an Affiliate or any other right of a Participant to receive payment from the Company or an Affiliate ("Substitute Awards"). Substitute Awards may also be granted under the Plan in substitution for awards held by individuals who become Participants as a result of a merger, consolidation or acquisition of another entity or the assets of another entity by or with the Company or an Affiliate. Such Substitute Awards referred to in the immediately preceding sentence that are Options or SARs may have an exercise price that is less than the Fair Market Value of a share of Stock on the date of the substitution if such substitution complies with the requirements and limitations of Section 409A of the Code and other applicable laws and exchange rules. Except as provided in this Section 8, without the approval of the shareholders of the Company, the terms of outstanding Awards may not be amended to (i) reduce the exercise price or grant price of an outstanding Option or SAR, (ii) grant a new Option, SAR or other Award in substitution for, or upon the cancellation of, any previously granted Option or SAR that has the effect of reducing the exercise price or grant price thereof, (iii) exchange any Option or SAR for Stock, cash or other consideration when the exercise price or grant price per share of Stock under such Option or SAR exceeds the Fair Market Value of a share of Stock, or (iv) take any other action that would be considered a "repricing" of an Option or SAR under the applicable listing standards of the national securities exchange on which the Stock is listed (if any).

9.   Change Of Control

9.1   Change Of Control. For purposes of the Plan, a "Change Of Control" shall mean the occurrence during the term of any of the following events.

(a)   the consummation of:

(i)   any consolidation, merger or similar transaction of the Company (a "Business Combination") (other than a consolidation, merger or similar transaction of the Company into or with a direct or indirect wholly-owned Subsidiary) as a result of which (1) the stockholders of the Company immediately prior to the Business Combination own (directly or indirectly), immediately after the Business Combination, less than 50% of the then outstanding shares of common stock that are entitled to vote generally for the election of directors of the corporation resulting from such Business Combination (including as a result of shares being converted into cash, securities or other property), or (2) the holders of the shares immediately prior to the Business Combination do not have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the Business Combination; provided, however, that for purposes of this clause (i), the following Business Combinations shall not constitute a Change Of Control: (A) any acquisition directly from the Company; (B) any acquisition by the Company or its subsidiaries; (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company; or (D) any acquisition by any entity pursuant to a transaction that complies with clauses (A), (B) and (C) of clause (iii) below; or

(ii)   any sale, lease, exchange or transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company, provided, however, that no sale, lease, exchange or other transfer of all or substantially all the assets of the Company shall be deemed to occur unless assets constituting at least 80% of the total assets of the Company are transferred pursuant to such sale, lease, exchange or other transfer;

(b)   the stockholders of the Company shall approve any plan or proposal for the complete liquidation or dissolution of the Company;

(c)   any Person shall become the Beneficial Owner of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities ordinarily (and apart from rights accruing in special circumstances) having the right to vote in the election of directors, as a result of a tender or exchange offer, open market purchases, privately-negotiated purchases or otherwise, without the approval of the Board; or

(d)   at any time during a consecutive period of 36 months, individuals who at the beginning of such period constituted the Board shall cease for any reason to constitute at least a majority thereof, unless the election or the nomination for election by the Company's stockholders of each new director during such 36-month period was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of such 36-month period (or were approved by a majority of directors then in office).

Notwithstanding the foregoing, if a Change Of Control constitutes a payment event with respect to any Award (or any portion of an Award) that provides for the deferral of compensation that is subject to Section 409A of the Code, to the extent required to avoid the imposition of additional taxes under Section 409A of the Code, the transaction or event described in subsection (a), (b), (c) or (d) with respect to such Award (or portion thereof) shall only constitute a Change Of Control for purposes of the payment timing of such Award if such transaction also constitutes a ''change in control event,'' as defined in Treasury Regulation Section 1.409A-3(i)(5).

The Committee shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change Of Control has occurred pursuant to the above definition, the date of the occurrence of such Change Of Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change Of Control is a ''change in control event'' as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

9.2   <u>Limited Acceleration Upon Change Of Control</u>. For the avoidance of doubt, the Committee may not accelerate the vesting and exercisability (as applicable) of any outstanding Awards, in whole or in part, solely upon the occurrence of a Change Of Control except as provided in this Section 9.2 or as otherwise determined by the Committee in connection with the grant of an Award as reflected in the applicable Award Agreement. In the event of termination of employment or Participant's other service relationship at or following a Change Of Control, acceleration of vesting and exercisability of any outstanding Awards, if any, shall occur subject to Section 6.4(b).

In the event of a Change of Control after the date of the adoption of the Plan, then:

(a)   to the extent an outstanding Award subject solely to time-based vesting is not assumed or replaced by a comparable Award referencing shares of the capital stock of the successor corporation or its ''parent corporation'' (as defined in Section 424(e) of the Code) or ''subsidiary corporation'' (as defined in Section 424(f) of the Code) which is publicly traded on a national stock exchange or quotation system, as determined by the Committee in its sole discretion, with appropriate adjustments as to the number and kinds of shares and the exercise prices, if applicable, then any outstanding Award subject solely to time-based vesting then held by Participants that is unexercisable, unvested or still subject to restrictions or forfeiture shall, in each case as specified by the Committee in the applicable Award Agreement or otherwise, be deemed exercisable or otherwise vested, as the case may be, as of immediately prior to such Change of Control;

(b)   to the extent an outstanding Award subject to performance-related restrictions is not assumed or replaced by a comparable Award referencing shares of the capital stock of the successor corporation or its ''parent corporation'' (as defined in Section 424(e) of the Code) or ''subsidiary corporation'' (as defined in Section 424(f) of the Code) which is publicly traded on a national stock exchange or quotation system, as determined by the Committee in its sole discretion, with appropriate adjustments as to the number and kinds of shares and the exercise prices, if applicable all Awards that vest subject to the achievement of any performance goal, target performance level, or similar performance-related requirement shall, in each case as specified by the Committee in the applicable Award Agreement or otherwise, either (A) be canceled and terminated without any payment or consideration therefor; or (B) automatically vest based on the greater of: (1) actual achievement of any applicable Performance Goals through the date of the Change Of Control, calculated in the manner as determined by the Committee in its sole discretion; or (2) achievement of target performance levels, prorated based on the portion of the Performance Period elapsed prior to the Change Of Control; and, in the case of this clause (B), shall be paid at the earliest time permitted under the terms of the applicable agreement, plan or arrangement that will not trigger a tax or penalty under Section 409A of the Code, as determined by the Committee.

Each outstanding Award that is assumed in connection with a Change Of Control, or is otherwise to continue in effect subsequent to the Change Of Control, will be appropriately adjusted, immediately after the Change Of Control, as to the number and class of securities and other relevant terms in accordance with Section 8.

10. Beneficiary Designation

Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

11. Deferrals

To the extent permitted by Section 409A of the Code, the Committee may permit or require a Participant to defer the delivery of Shares that would otherwise be due to such Participant by virtue of the exercise of an Option or the lapse or waiver of restrictions with respect to Restricted Stock or Restricted Stock Units. If any such deferral election is required or permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals consistent with Section 409A of the Code.

It is intended that all Awards issued under the Plan be in a form and administered in a manner that will comply with the requirements of Section 409A of the Code, or the requirements of an exception to Section 409A of the Code, and the Award Agreement and this Plan will be construed and administered in a manner that is consistent with and gives effect to such intent. The Committee is authorized to adopt rules or regulations deemed necessary or appropriate to qualify for an exception from or to comply with the requirements of Section 409A of the Code. With respect to an Award that constitutes a deferral of compensation subject to Section 409A of the Code: (i) if any amount is payable under such Award upon a termination of service, a termination of service will be treated as having occurred only at such time the Participant has experienced a "separation from service" as such term is defined for purposes of Section 409A of the Code; (ii) if any amount is payable under such Award upon a disability, a disability will be treated as having occurred only at such time the Participant has experienced a "disability" as such term is defined for purposes of Section 409A of the Code; (iii) if any amount is payable under such Award on account of the occurrence of a Change Of Control, a Change Of Control will be treated as having occurred only at such time a "change in the ownership or effective control of the corporation or in the ownership of a substantial portion of the assets of the corporation" has occurred as such terms are defined for purposes of Section 409A of the Code; (iv) if any amount becomes payable under such Award on account of a Participant's separation from service at such time as the Participant is a "specified employee" within the meaning of Section 409A of the Code, then no payment shall be made, except as permitted under Section 409A of the Code, prior to the first business day after the earlier of (y) the date that is six months after the date of the Participant's separation from service, or (z) the Participant's death; (v) any right to receive any installment payments under this Plan shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment; and (vi) no amendment to or payment under such Award will be made except and only to the extent permitted under Section 409A of the Code.

Notwithstanding the foregoing, the tax treatment of the benefits provided under the Plan or any Award Agreement is not warranted or guaranteed, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Participant on account of non-compliance with Section 409A of the Code.

12. Settlement of Awards

12.1 <u>In General</u>. Options and Restricted Stock shall be settled in accordance with their terms. All other Awards may be settled in cash, Stock, or other Awards, or a combination thereof, as determined by the Committee at or after grant and subject to any contrary Award Agreement. The Committee may not require settlement of any Award in Stock pursuant to the immediately preceding sentence to the extent issuance of such Stock would be prohibited or unreasonably delayed by reason of any other provision of the Plan.

12.2   Violation of Law. Notwithstanding any other provision of the Plan or the relevant Award Agreement, if, at any time, in the reasonable opinion of the Company, the issuance of Shares of Stock covered by an Award may constitute a violation of law, then the Company may delay such issuance and the delivery of such Shares until (i) approval shall have been obtained from such governmental agencies, other than the Securities and Exchange Commission, as may be required under any applicable law, rule, or regulation, and (ii) in the case where such issuance would constitute a violation of a law administered by or a regulation of the Securities and Exchange Commission, one of the following conditions shall have been satisfied:

(a)   the Shares are at the time of the issue of such Shares effectively registered under the Securities Act of 1933; or

(b)   the Company shall have determined, on such basis as it deems appropriate (including an opinion of counsel in form and substance satisfactory to the Company) that the sale, transfer, assignment, pledge, encumbrance or other disposition of such Shares or such beneficial interest, as the case may be, does not require registration under the Securities Act of 1933, as amended or any applicable State securities laws.

The Company shall make all reasonable efforts to bring about the occurrence of said events.

12.3   Corporate Restrictions on Rights in Stock. Any Stock to be issued pursuant to Awards granted under the Plan shall be subject to all restrictions upon the transfer thereof which may be now or hereafter imposed by the charter, certificate or articles, and by-laws, of the Company.

12.4   Investment Representations. The Company shall be under no obligation to issue any shares covered by any Award unless the shares to be issued pursuant to Awards granted under the Plan have been effectively registered under the Securities Act of 1933, as amended, or the Participant shall have made such written representations to the Company (upon which the Company believes it may reasonably rely) as the Company may deem necessary or appropriate for purposes of confirming that the issuance of such shares will be exempt from the registration requirements of that Act and any applicable state securities laws and otherwise in compliance with all applicable laws, rules and regulations, including but not limited to that the Participant is acquiring the shares for his or her own account for the purpose of investment and not with a view to, or for sale in connection with, the distribution of any such shares.

12.5   Registration. If the Company shall deem it necessary or desirable to register under the Securities Act of 1933, as amended or other applicable statutes any Shares of Stock issued or to be issued pursuant to Awards granted under the Plan, or to qualify any such Shares of Stock for exemption from the Securities Act of 1933, as amended or other applicable statutes, then the Company shall take such action at its own expense. The Company may require from each recipient of an Award, or each holder of Shares of Stock acquired pursuant to the Plan, such information in writing for use in any registration statement, prospectus, preliminary prospectus or offering circular as is reasonably necessary for that purpose and may require reasonable indemnity to the Company and its officers and directors from that holder against all losses, claims, damage and liabilities arising from use of the information so furnished and caused by any untrue statement of any material fact therein or caused by the omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made. In addition, the Company may require of any such person that he or she agree that, without the prior written consent of the Company or the managing underwriter in any public offering of Shares of Stock, he or she will not sell, make any short sale of, loan, grant any option for the purchase of, pledge or otherwise encumber, or otherwise dispose of, any shares of Stock during the 180 day period commencing on the effective date of the registration statement relating to the underwritten public offering of securities. Without limiting the generality of the foregoing provisions of this Section 12.5, if in connection with any underwritten public offering of securities of the Company the managing underwriter of such offering requires that the Company's directors and officers enter into a lock-up agreement containing provisions that are more restrictive than the provisions set forth in the preceding sentence, then (i) each holder of shares of Stock acquired pursuant to the Plan (regardless of whether such person has complied or complies with the provisions of clause (ii) below) shall be bound by, and shall be deemed to have agreed to, the same lock-up terms as those to which the Company's directors and officers are required to adhere; and (ii) at the request of the Company or such managing underwriter, each such person shall execute and deliver a lock-up agreement in form and substance equivalent to that which is required to be executed by the Company's directors and officers.

12.6   Placement of Legends; Stop Orders; etc. Each share of Stock to be issued pursuant to Awards granted under the Plan may bear a reference to the investment representation made in accordance with Section 12.4 in addition to any other applicable restriction under the Plan, the terms of the Award and to the fact that no registration statement has been filed with the Securities and Exchange Commission in respect to such shares of Stock. All shares of Stock or other securities delivered under the Plan shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations, and other requirements of any stock exchange upon which the Stock is then listed, and any applicable federal or state securities law, and the Committee may cause a legend or legends to be put on any certificates or recorded in connection with book-entry accounts representing the shares to make appropriate reference to such restrictions.

12.7   Uncertificated Shares. To the extent that the Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange.

12.8   Tax Withholding. Whenever Shares of Stock are issued or to be issued pursuant to Awards granted under the Plan, the Company shall have the right to require the recipient to remit to the Company an amount sufficient to satisfy federal, state, local or other withholding tax requirements if, when, and to the extent required by law (whether so required to secure for the Company an otherwise available tax deduction or otherwise) prior to the delivery of any such Shares. The obligations of the Company under the Plan shall be conditional on satisfaction of all such withholding obligations and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the recipient of an Award. However, in such case a Participant may elect, subject to the approval of the Committee, acting in its sole discretion, to satisfy an applicable withholding requirement, in whole or in part, by having the Company withhold Shares to satisfy its tax obligations. The Company also may require a Participant to satisfy withholding obligations by engaging in a cashless exercise transaction (whether through a broker or otherwise) implemented by the Company in connection with the Plan. A Participant may only elect to have Shares withheld having a Fair Market Value on the date the tax is to be determined based on the greatest withholding rates for federal, state, foreign and/or local tax purposes, including payroll taxes, that may be utilized without creating adverse accounting treatment for the Company with respect to such Award, as determined by the Committee. All elections shall be irrevocable, made in writing, signed by the Participant, and shall be subject to any restrictions or limitations that the Committee deems appropriate. Any determination made by the Committee to allow a Participant who is subject to Rule 16b-3 to pay taxes with shares of Stock through net settlement or previously owned shares shall be approved by either a committee made up of solely two or more directors who are considered independent (under the listing standards or rules of the applicable securities exchange) or the full Board.

13.   Reservation of Stock

The Company shall at all times during the term of the Plan and any outstanding Awards granted hereunder reserve or otherwise keep available such number of Shares of Stock as will be sufficient to satisfy the requirements of the Plan (if then in effect) and the Awards and shall pay all fees and expenses necessarily incurred by the Company in connection therewith.

14.   Rights of Participants

14.1   Limitation of Rights in Stock. A Participant shall not be deemed for any purpose to be a stockholder of the Company with respect to any of the Shares of Stock subject to an Award, unless and until Shares shall have been issued therefor and delivered to the Participant or his agent. Any Stock to be issued pursuant to Awards granted under the Plan shall be subject to all restrictions upon the transfer thereof which may be now or hereafter imposed by the Certificate of Incorporation and the By-laws of the Company.

14.2   Employment. Nothing contained in the Plan or in any Award Agreement shall confer upon any recipient of an Award any right with respect to the continuation of his or her employment or other association with the Company (or any Affiliate), or interfere in any way with the right of the Company (or any Affiliate), subject to the terms of any separate employment or consulting agreement or provision of law or corporate articles or by-laws to the contrary, at any time to terminate such employment or consulting agreement or to increase or decrease, or otherwise adjust, the other terms and conditions of the recipient's employment or other association with the Company and its Affiliates.

14.3   Participation. No Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated.

15. Unfunded Status of Plan

The Plan is intended to constitute an ''unfunded'' plan for incentive compensation, and the Plan is not intended to constitute a plan subject to the provisions of ERISA. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company. In its sole discretion, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Stock or payments with respect to Options, Stock Appreciation Rights and other Awards hereunder, provided, however, that the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan.

16. Successors

All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

17. Amendment, Modification, Suspension, and Termination

Subject to Section 8, the Board may, at any time and from time to time, alter, amend, modify, suspend, or terminate the Plan and any Award Agreement in whole or in part; provided, however, that no amendment of the Plan shall be made without stockholder approval if stockholder approval is required by law, regulation, or stock exchange rule. Unless the Board otherwise expressly provides, no amendment of the Plan shall affect the terms of any Award outstanding on the date of such amendment. The Committee may amend the terms of any Award theretofore granted, prospectively or retroactively, provided that the Award as amended is consistent with the terms of the Plan or if necessary or advisable for the purpose of conforming the Plan or an Award Agreement to any present or future law relating to plans of this or similar nature (including, without limitation, Section 409A of the Code), and to the administrative regulations and rulings promulgated thereunder.

Notwithstanding the foregoing,

(a)   the Board may not amend the Plan to (i) change the description of the persons eligible for Awards under the Plan (ii) increase the number of shares of Stock available under the Plan except as necessary to carry out the provisions of Section 8 (concerning certain adjustments attributable to corporate actions and other events), or (iii) change the basis on which Shares under any Award are taken into account for purposes of the limitation on the number of Shares of Stock available under the Plan, without shareholder approval;

(b)   no Option or Stock Appreciation Right shall be repriced, replaced, or regranted through cancellation, or by lowering the Option Price for a previously granted Option or the grant price of a previously granted SAR, and no Award shall be canceled in exchange for a cash payment from the Company to the Award owner, except under the limited circumstances described above in Section 8.2 relating to Cancellation and Termination of Awards; and

(c)   no amendment or modification of the Plan by the Board, or of an outstanding Award by the Committee, shall materially and adversely impair the rights of the recipient of any Award outstanding on the date of such amendment or modification or such Award, as the case may be, without the recipient's consent; provided, however, that no such consent shall be required if (i) the Board or Committee, as the case may be, determines in its sole discretion and prior to the date of any Change Of Control that such amendment or alteration either is required or advisable in order for the Company, the Plan or the Award to satisfy any present or future law or regulation, including without limitation the provisions of Section 409A of the Code or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or (ii) the Board or Committee, as the case may be, determines in its sole discretion that such amendment or alteration is not reasonably likely to significantly diminish the benefits provided under the Award, or that any such diminution has been adequately compensated.

18. General Provisions

18.1   Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including without limitation, the granting of stock options and restricted stock other than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

18.2   Notices and Other Communications

(a)   Any notice, demand, request or other communication hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or duly sent by first class registered, certified or overnight mail, postage prepaid, or telecopied with a confirmation copy by regular, certified or overnight mail, addressed or telecopied, as the case may be, (i) if to the recipient of an Award, at his or her residence address last filed with the Company, and (ii) if to the Company, at its principal place of business, addressed to the attention of its Treasurer, or to such other address or telecopier number, as the case may be, as the addressee may have designated by notice to the addressor. All such notices, requests, demands and other communications shall be deemed to have been received: (x) in the case of personal delivery, on the date of such delivery; (y) in the case of mailing, when received by the addressee; and (z) in the case of facsimile transmission, when confirmed by facsimile machine report.

(b)   Electronic Delivery. The Company may deliver by e-mail or other electronic means (including posting on a website maintained by the Company or by a third party under contract with the Company) all documents relating to the Plan or any Award and all other documents that the Company is required to deliver to its security holders (including prospectuses, annual reports and proxy statements).

18.3   Severability. If any one or more of the provisions contained in this Plan shall be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

18.4   Choice of Law; Choice of Forum. The Plan, all Awards and all determinations made and actions taken under the Plan, to the extent not otherwise governed by the laws of the United States, will be governed by the laws of the State of Delaware without giving effect to principles of conflicts of law. For purposes of litigating any dispute that arises under this Plan, a Participant's acceptance of an Award is his or her consent to the jurisdiction of the State of Delaware, and agreement that any such litigation will be conducted in Delaware Court of Chancery, or the federal courts for the United States for the District of Delaware, and no other courts, regardless of where a Participant's services are performed.

18.5   Forfeiture and Clawback. Without limiting in any way the generality of the Committee's power to specify any terms and conditions of an Award consistent with law, and for greater clarity, the Committee may specify in an Award Agreement that the Participant's rights, payments and benefits with respect to an Award, including any payment of Shares received upon exercise or in satisfaction of an Award under the Plan shall be subject to reduction, cancellation, forfeiture or clawback upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions, without limit as to time. Such events shall include, but not be limited to, failure to accept the terms of the Award Agreement, termination of service under certain or all circumstances, violation of material Company policies, misstatement of financial or other material information about the Company, fraud, misconduct, breach of noncompetition, confidentiality, nonsolicitation, noninterference, corporate property protection, or other agreements that may apply to the Participant, or other conduct by the Participant that the Committee determines is detrimental to the business or reputation of the Company and its Subsidiaries, including facts and circumstances discovered after termination of service. Without limiting the foregoing, the terms of any Award shall be subject to, and shall be deemed automatically to incorporate, any "clawback", "recovery," or similar policy adopted by the Company and in effect before or after the grant of such Award.

18.6   Tolling. If exercising an Option or Stock Appreciation Right prior to its expiration is not permitted because of applicable laws, other than the rules of any stock exchange or quotation system on which the Stock is listed or quoted, the Option or Stock Appreciation Right will remain exercisable until 30 days after the first date on which exercise would no longer be prevented by such provisions. If this would result in the Option or Stock Appreciation Right remaining exercisable past the end of its original Option Period, then it will remain exercisable only until the end of the later of (y) the first day on which its exercise would not be prevented by applicable laws, and (z) the last day of the Option Period.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
   For the fiscal year ended June 27, 2025 or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
   For the transition from to

Commission File Number 001-33278
_____

AVIAT NETWORKS, INC.
_____
(Exact name of registrant as specified in its charter)

Delaware	**20-5961564**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 Parker Drive, Suite C100A, Austin, Texas	**78728**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (408) 941-7100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	AVNW	NASDAQ Stock Market LLC
Preferred Share Purchase Rights		NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None
_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer		☒
Non-accelerated filer	☐	Smaller reporting company		☐
		Emerging growth company		☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of December 27, 2024, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $224.4 million. For purposes of this calculation, the registrant has assumed that its directors, executive officers and holders of 10% or more of the outstanding common stock are affiliates.

As of September 09, 2025, there were 12,799,307 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its fiscal 2025 Annual Meeting of Stockholders ("Proxy Statement"), which will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended June 27, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K.

AVIAT NETWORKS, INC.

ANNUAL REPORT ON FORM 10-K

For the Fiscal Year Ended June 27, 2025

Table of Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they do not materialize or prove correct, could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed to be forward-looking statements, including without limitation statements of, about, concerning or regarding: our ability to maintain effective internal control over financial reporting and management systems and remediate material weaknesses; our plans, strategies and objectives for future operations, including with respect to growing our business and sustaining profitability; our restructuring efforts; our research and development efforts and new product releases and services; trends in revenue; drivers of our business and the markets in which we operate; future economic conditions, performance or outlook, and changes in our industry and the markets we serve; the outcome of contingencies; the value of our contract awards; beliefs or expectations; the sufficiency of our cash and our capital needs and expenditures; our intellectual property protection; our compliance with regulatory requirements and the associated expenses; expectations regarding litigation; our intention not to pay cash dividends; seasonality of our business; the impact of foreign exchange and inflation; taxes; the impact of tariffs, the adoption of trade restrictions affecting our products or suppliers, a United States withdrawal from or significant renegotiation of trade agreements, the occurrence of trade wars, the closing of border crossings, and other changes in trade regulations or relationships; and assumptions underlying any of the foregoing. Forward-looking statements may be identified by the use of forward-looking terminology, such as "anticipates," "believes," "expects," "may," "should," "would," "will," "intends," "plans," "estimates," "strategy," "projects," "targets," "goals," "seeing," "delivering," "continues," "forecasts," "future," "predict," "might," "could," "potential," or the negative of these terms, and similar words or expressions.

These forward-looking statements are based on estimates reflecting the current beliefs of the senior management of Aviat Networks, Inc. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should therefore be considered in light of various important factors, including those set forth in this Annual Report on Form 10-K.

See "Item 1A. Risk Factors" in this Annual Report on Form 10-K for more information regarding factors that may cause our results to differ materially from those expressed or implied by the forward-looking statements contained in this Annual Report on Form 10-K.

You should not place undue reliance on these forward-looking statements, which reflect our management's opinions only as of the date of the filing of this Annual Report on Form 10-K. Forward-looking statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), along with provisions of the Private Securities Litigation Reform Act of 1995, and we expressly disclaim any obligation, other than as required by law, to update any forward-looking statements to reflect further developments or information obtained after the date of filing of this Annual Report on Form 10-K or, in the case of any document incorporated by reference, the date of that document.

PART I

Item 1. *Business*

Aviat Networks, Inc., together with its subsidiaries, is a global supplier of microwave networking and wireless access networking solutions, backed by an extensive suite of professional services and support. Aviat Networks, Inc. may be referred to as "the Company," "AVNW," "Aviat Networks," "Aviat," "we," "us" and "our" in this Annual Report on Form 10-K.

Aviat was incorporated in Delaware in 2006 to combine the businesses of Harris Corporation's Microwave Communications Division ("MCD") and Stratex Networks, Inc. ("Stratex"). On January 28, 2010, we changed our corporate name from Harris Stratex Networks, Inc. to Aviat Networks, Inc.

Aviat's principal executive offices are located at 200 Parker Dr., Suite C100A, Austin, Texas 78728, and its telephone number is (408) 941-7100. Aviat's common stock is listed on the NASDAQ Global Select Market under the symbol AVNW. As of June 27, 2025, the Company had 923 employees.

Overview and Description of the Business

We design, manufacture and sell a range of wireless transport and access networking products, solutions and services to two principal customer types.

1. Communications Service Providers ("CSPs"): These include mobile and fixed telecommunications network operators, broadband and internet service providers and network operators which generate revenues from the communications services that they provide.

2. Private network operators: These are customers which do not resell communications services but build networks for reasons of economics, autonomy, and/or security to support a wide variety of mission critical performance applications. Examples include federal, state and local government agencies, transportation agencies, energy and utility companies, public safety agencies and broadcast network operators around the world.

We sell products and services directly to our customers, and, to a lesser extent, agents and resellers.

Our products utilize microwave and millimeter wave technologies to create point to point and point to multi-point wireless links for short, medium and long-distance interconnections. In addition to our wireless products, we also provide routers and a range of premise and hosted private cloud-based software tools and applications to enable deployment, monitoring, network management, and optimization and operational assurance of our systems as well as to automate network design and procurement. We also source, qualify, supply, integrate, test and support third party equipment such as antennas, power supplies, optical transmission equipment and other equipment necessary to build and deploy a complete telecommunications transmission network. We provide a full suite of professional services for planning, deployment, operations, optimization and maintenance of our customers' networks.

Our wireless systems deliver urban, suburban, regional and country-wide communications links as the primary alternative to fiber optic, low earth orbit satellite and copper connections. Fiber optic connections are the primary connectivity alternative to wireless systems. In dense urban and suburban areas, wireless solutions can be faster to deploy and lower cost per mile than new fiber deployments. In developing nations, fiber infrastructure is often scarce and as a result wireless systems are used for both long and short distance connections. Wireless systems also have advantages over optical fiber in areas with rugged terrain, and to provide connections over bodies of water such as between islands or to offshore oil and gas production platforms. Through the air wireless transmission is also inherently lower in latency than transmission through optical cables and can be leveraged in time sensitive networking applications, such as high frequency trading. Our wireless access solutions provide cost-effective alternatives to provide connectivity to private network infrastructure, including smart cities, smart grid, distribution automation, metering and renewables, supervisory control and data acquisition (SCADA) and telemetry, as well as vehicle and fleet connectivity.

Revenue from our North America and international regions represented approximately 48% and 52% of our revenue in fiscal 2025, 50% and 50% of our revenue in fiscal 2024, and 58% and 42% of our revenue in fiscal 2023, respectively. Information about our revenue attributable to our geographic regions is set forth in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and in "Note 10. Segment and Geographic Information" of the accompanying consolidated financial statements and notes in this Annual Report on Form 10-K.

Market Overview

We believe that future demand for microwave and millimeter wave transmission systems will be influenced by a number of factors across several market segments.

Mobile/5G Networks

As mobile networks evolve, expand, densify, add subscribers, and increase the number of wirelessly connected devices, sensors and machines, investment in backhaul infrastructure is required. Whether mobile network operators choose to self-build this backhaul infrastructure, or lease backhaul services from other network providers, we expect that the evolution of mobile networks will continue to drive demand for microwave and millimeter wave wireless backhaul transmission technologies. Within this overall scope, there are multiple individual drivers for investment in backhaul infrastructure.

- *5G Deployments*. Mobile Radio Access Network ("RAN") technologies are evolving. With the evolution from 4G (HSPA+ and LTE) to 5G, and now with 6G on the horizon, technology is rapidly advancing and providing subscribers with higher speed access to the Internet, social media, and video streaming services. The dramatic increase in data to be transported through the RAN and across the backhaul infrastructure drives requirements for higher data transport links necessitating upgrades to or replacement of the existing backhaul infrastructure.

- *Subscriber Growth*. Traffic on the backhaul infrastructure increases as the number of unique subscribers grows.

- *Connected Devices*. The number of devices such as smart phones and tablets connected to the mobile network is far greater than the number of unique subscribers and is continuing to grow as consumers adopt multiple mobile device types. There is also rapid growth in the number and type of wireless enabled sensors and machines being connected to the mobile network creating new revenue streams for network operators in healthcare, agriculture, transportation and education. As a result, the data traffic crossing the backhaul infrastructure continues to grow.

- *IoT*. The Internet of Things ("IoT") brings the potential of massive deployment of wireless end points for sensing and reporting data and remotely controlling machines and devices. The increase of data volume drives investment in network infrastructure.

- *Network Densification*. RAN frequency spectrum is a limited resource and shared between the devices and users within the coverage area of each base station. Meeting the combined demand of increasing subscribers and devices will require the deployment of much higher densities of base stations with reduced coverage (small cells) each requiring interconnection and proportionally driving increased demand for wireless backhaul and or fronthaul solutions as the primary alternative to optical fiber connectivity.

- *Geographic Coverage*. Expanding the geographic area covered by a mobile network to areas that are unserved or underserved by broadband services requires the deployment of additional cellular base station sites. Each additional base station site also needs to be connected to the core of the mobile network through expansion of the backhaul system.

- *License Mandates*. Mobile Operators are licensed telecommunications service providers. Licenses will typically mandate a minimum geographic footprint within a specific period of time and/or a minimum proportion of a national or regional population served. This can outpace backhaul infrastructure investment and cause periodic spikes in demand.

Rural Broadband

- *Middle Mile*. Aviat transport equipment is used to deliver broadband connectivity to rural and suburban communities as an alternative to costly fiber. There are significant investments being made to improve rural household and enterprise connectivity and many of these investments target middle mile infrastructure builds.

- *Expansion of Offered Services*. Internet service providers, especially those in emerging markets, now own and operate the most modern communications networks within their respective regions. These network assets can be further leveraged to provide high speed broadband services to fixed locations such as small, medium and large business enterprises, airports, hotels, hospitals, and educational institutions. Microwave and millimeter wave backhaul is ideally suited to providing high speed broadband connections to these end points due to the lack of fiber infrastructure.

Private Networks

In addition to mobile backhaul, we see demand for microwave technology in other vertical markets, including utility, public safety, energy and mining, government, financial institutions and broadcast.

- Many utility companies around the world are actively investing in "Smart Grid" solutions and energy demand management, which drive the need for network modernization and increased capacity of networks.

- The investments in network modernization in the public safety market can significantly enhance the capabilities of security agencies. Improving border patrol effectiveness, enabling inter-operable emergency communications services for local or state police, providing access to timely information from centralized databases, or utilizing video and imaging devices at the scene of an incident requires a high bandwidth and reliable network. The mission critical nature of public safety and national security networks can require that these networks are built, operated and maintained independently of other network infrastructure. Microwave is well suited to this environment because it is a cost-effective alternative to fiber.

- Microwave technology can be used to engineer long distance and more direct connections than optical cable. Microwave signals also travel through the air much faster than light through glass and the combined effect of shorter distance and higher speed reduces latency, which is valued for trading applications in the financial industry. Our products have already been used to create low latency connections between major centers in the United States ("U.S."), Europe and Asia and we see long-term interest in the creation of further low latency routes in various geographies around the world.

- Evolution to IP (internet protocol). Network Infrastructure capacity, efficiency and flexibility is greatly enhanced by transitioning from legacy SDH (synchronous digital hierarchy) / SONET (synchronous optical network) / TDM (time division multiplexing) to IP infrastructure. Our products offer integrated IP transport and routing functionality, increasing the value they bring in the backhaul network.

- The enhancement of border security and surveillance networks to counter terrorism and insurgency is aided by the use of wireless technologies including microwave backhaul.

- The expected growth of remote and industrial access applications to support the evolution of smart networks for cities, oilfields, mines and remote rural broadband connectivity using fixed, nomadic and mobile wireless technologies, particularly where a high degree of environmental resilience and ruggedness is required.

These factors are combining to create a range of opportunities for continued investment in backhaul, transport and access networks that favor microwave and millimeter wave technologies. As we focus on executing future generations of our technology, our goal is to make wireless technology a viable choice for an ever-broadening range of network types.

Strategy

We are engaging with customers on the evolution of use cases and applications as 5G mobile and broadband networks edge closer to implementation and begin to factor more strongly in the vendor selection process. We are confident in our ability to address current and future 5G market needs.

We are focused on building a sustainable and profitable business with growth potential. We have invested in our people and processes to create a platform for operational excellence across sales, services, product development and supply chain areas while continuing to make investments in strengthening our product and services portfolio and expanding our reach into targeted market areas.

Our strategy has three main elements aligned to deliver a compelling Total Cost of Ownership ("TCO") value proposition. The first is our portfolio of wireless transport and access products allowing our customers to increase capacity and flexibility with a much better total cost solution. We are expanding the data-carrying capacity of our wireless products to address the increasing data demand in networks of all types, while reducing overall energy consumption. Our research and development is focused on innovations that increase capacity, reduce energy consumption and lower overall TCO.

Second, to address the operational complexity of planning, deploying, owning and operating wireless networks, we are investing in a combination of software applications, tools and services where simplification, process automation, optimization and performance assurance, combined with our unique expertise in wireless technology can make a significant difference for our customers and partners.

Finally, Aviat is investing in e-commerce through our online platform, the "Aviat Store" and supporting supply chain capabilities. Aviat can better service customers buying through the Aviat Store with lower costs, faster lead times and a simpler purchasing experience. The Aviat Store, together with our supply chain, enables customers (including ISP, Tier 2 and mobile 5G operators) to purchase products as needed, thus avoiding lengthy and variable lead times that come with other vendor solutions and allowing those customers to lower warehousing costs, reduce obsolete equipment, and lower the cost of capital by paying only when equipment is needed.

We continue to develop our professional services portfolio as key to our long-term strategy and differentiation. We offer a portfolio of hosted expert services, and we continue to offer training and accreditation programs for microwave and IP network design, deployment and maintenance.

We expect to continue to serve and expand our existing customer base and develop business with new customers. We intend to leverage our customer base, longstanding presence in many countries, distribution channels, comprehensive product line, superior customer service and our turnkey solution capability to continue to sell existing and new products and services to current and future customers.

Products and Solutions

Our product and solutions portfolio is key to building and maintaining our base of customers. We offer a comprehensive product and solutions portfolio that meets the needs of service providers and network operators and that addresses a broad range of applications, frequencies, capacities and network topologies.

• *Broad product and solution portfolio*. We offer a comprehensive suite of wireless transport and access systems for microwave and millimeter wave networking applications. These solutions utilize a wide range of transmission frequencies, ranging from 450 MHz to 90 GHz, and can deliver a wide range of transmission capacities, ranging up to 20 Gigabits per second (Gbps). The major product families included in these solutions are CTR 8000, WTM 4000, RDL 3000, Aprisa, IRU 600, Pasolink, ProVision Plus and AviatCloud. Our CTR 8000 platform is a range of routers purpose-built for wireless transport applications, especially those that require high level of reliability and security. WTM 4000 is the leading high-capacity, all outdoor microwave radio, supporting multi-channel, multi-band configurations combined with best-in-class radio performance to extend multi-gigabit links further with improved reliability and smaller antennas at a lower TCO. We introduced multiple important variants to the WTM 4000 platform; WTM 4100 & 4200 providing single and dual frequency microwave links with advanced XPIC and MIMO capabilities; STR 4500 for multi-channel aggregation of microwave channels in long distance applications; WTM 4800 to address 5G network requirements operating in the 80 GHz E-Band at up to 20 Gbps capacity, with a unique single-box Multi-Band capability which simultaneously uses microwave and E-Band frequencies for maximum capacity, distance and reliability. WTM 4800 is the only single box multi-band solution for lowest TCO deployments. Aviat also introduced new Multi-Band solutions, including a 2-box, 4-channel Extended Distance Multi-Band (MB-XD) to extend 10 Gbps links over distances up to 20km, 3-box, 6-channel MB-MAX that enables maximum capacity, distance and reliability, and Multi-Band Vendor Agnostic (MB-VA) that adds a seamless 10 Gbps E-Band overlay to existing legacy third-party microwave links. Our RDL 3000 platform is designed to support ruggedized fixed and nomadic wireless access in remote and industrial applications. The Aprisa platform includes hardened narrowband wireless SCADA widely used in utility and energy networks, supporting higher throughput and lower TCO than competing solutions, and ruggedized high-capacity LTE/5G cellular modems that address both fixed applications and the growing need for military and public safety vehicular mobile broadband connectivity. Our IRU 600 EHP/UHP is an ultra-high power indoor microwave radio that enables relocation of mission critical links from the 6 GHz band to the 11 GHz band to minimize potential interference and deliver longer links with more capacity, while also minimizing tower related costs. Aviat Pasolink is a market-leading range of split-mount microwave with an extensive global installed base and market leading reliability. Aviat's ProVision Plus Management Software Suite enables operators to manage and control their network, optimize performance and lower operating expenses. AviatCloud is a platform of secure hosted software and services to automate our customers' networks and simplify operational complexity.

• *Low TCO*. Our wireless-based solutions focus on achieving a low TCO, including savings on the combined costs of initial acquisition, installation and ongoing operation and maintenance. Our latest generation system designs reduce rack space requirements, require less power, need fewer stations in point-to-point multipoint applications, are software-configurable to reduce spare parts requirements, and are simple to install, operate, upgrade and maintain. Our advanced wireless features such as Multi-Band, high modulation and ultra high-power performance also enable operators to save on related costs, including spectrum fees and tower rental fees.

- *Futureproof network.* Our solutions are designed to protect the network operator's investment by incorporating software-configurable capacity upgrades and plug-in modules that provide a smooth migration path to Carrier Ethernet and IP/MPLS (multiprotocol label switching) and segment routing based networking, without the need for costly equipment replacement and/or additions. Our products include key technologies that we believe will be needed by operators for their network evolution to support future broadband services.

- *Flexible, easily configurable products.* We use flexible architectures with a high level of software configurable features. This design approach produces high-performance products with reusable components while at the same time allowing for a manufacturing strategy with a high degree of flexibility, improved cost and reduced time-to-market. The software features of our products offer our customers a greater degree of flexibility in installing, operating and maintaining their networks.

- *Comprehensive network management.* We offer a range of flexible network management solutions, from element management to enterprise-wide network and service management software, which together with our Frequency and Health Assurance expert software modules enable operators to improve network performance and lower costs.

- *Complete professional services.* In addition to our product offerings, we provide network planning and design, site surveys and builds, systems integration, installation, maintenance, network monitoring, training, customer service and many other professional services. Our services cover the entire evaluation, purchase, deployment and operational cycle and enable us to be one of the few complete, turnkey solution providers in the industry.

Business Operations

Sales and Service

Our primary route to market is through our own direct sales, service and support organization. This provides us with the best opportunity to leverage our role as a technology specialist and differentiate ourselves from competitors. Our focus on key customers and geographies allows us to consistently achieve a high level of customer retention and repeat business. Our highest concentrations of sales and service resources are in the United States, Western and Southern Africa, the Philippines, and the European Union. We maintain a presence in a number of other countries, some of which are based in customer locations and include, but not limited to, Canada, Mexico, Kenya, India, Saudi Arabia, Indonesia, Australia, New Zealand, and Singapore.

In addition to our direct channel to market, we have relationships with original equipment manufacturers ("OEMs") and system integrators especially focused towards large and complex projects in national security and government-related applications. Our role in these relationships ranges from equipment supply only to being a sub-contractor for a portion of the project scope where we will supply equipment and a variety of design, deployment and maintenance services.

We also use indirect sales channels, including dealers, resellers and sales representatives, in the marketing and sale of some lines of products and equipment on a global basis. These independent representatives may buy for resale or, in some cases, solicit orders from commercial or governmental customers for direct sales by us. Prices to the ultimate customer in many instances may be recommended or established by the independent representative and may be above or below our list prices. These independent representatives generally receive a discount on our list prices and are free to set the final sales prices paid by the customer.

We have a direct online sales option through our online "Aviat Store". The Aviat Store targets customers with a traditional high cost to serve via traditional channels. We provide online design tools for radio link planning and online ordering tools, which we fulfill directly from our Aviat Store with multiple options of product available for next day shipment.

We have repair and service centers in the Philippines and the United States. We have customer service and support personnel who provide customers with training, installation, technical support, maintenance and other services on systems under contract. We install and maintain customer equipment directly, in some cases, and contract with third-party service providers in other cases.

The specific terms and conditions of our product warranties vary depending upon the product sold and country in which we do business. On direct sales, warranty periods generally start on the delivery date and continue for one to three years.

Manufacturing

Our global manufacturing strategy follows an outsourced manufacturing model using contract manufacturing partners in Asia and the United States. Our strategy is based on balancing cost and supplier performance as well as taking into account qualification for localization requirements of certain market segments, such as the Buy American Act.

All manufacturing operations have been certified to International Standards Organization 9001, a recognized international quality standard. We have also been certified to the TL 9000 standard, a telecommunication industry-specific quality system standard.

Backlog

Our backlog was approximately $323 million as of June 27, 2025, and $292 million as of June 28, 2024, consisting primarily of contracts or purchase orders for both product and service deliveries and extended service warranties. Services include management's initial estimate of the value of a customer's commitment under a services contract. The calculation used by management involves estimates and judgments to gauge the extent of a customer's commitment, including the type and duration of the agreement, and the presence of termination charges or wind down costs. Contract extensions and increases in scope are treated as backlog only to the extent of the new incremental value. We regularly review our backlog to ensure that our customers continue to honor their purchase commitments and have the financial means to purchase and deploy our products and services in accordance with the terms of their purchase contracts. Backlog estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidation, adjustments for revenue not materialized and adjustments for currency.

We expect to substantially deliver against the backlog as of June 27, 2025, during fiscal 2026, but we cannot be assured that this will occur. Product orders in our current backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty as well as long-term projects that could take more than a year to complete. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable measure of sales for any future period because of the timing of orders, delivery intervals, customer and product mix and the possibility of changes in delivery schedules and additions or cancellations of orders.

Customers

Although we have a large customer base, during any given fiscal year or quarter, a small number of customers may account for a significant portion of our revenue.

During fiscal 2025, 2024 and 2023, no customers accounted for more than 10% of total revenue.

Competition

The microwave and millimeter-wave wireless networking business is a competitive and specialized segment of the telecommunications industry that is sensitive to technological advancements. Our principal competitors include business units of large mobile and IP network infrastructure manufacturers such as Ericsson, Huawei, ZTE, Nokia Corporation and GE Vernova, as well as a number of smaller transport and access specialist companies such as Ceragon Networks Ltd., Cambium Networks Corporation, RACOM and Airspan Networks. We also compete with fiber optic cable and low earth orbit satellites for networking connections.

Some of our larger competitors may have greater name recognition, broader product lines (some including non-wireless telecommunications equipment and managed services), a larger installed base of products and longer-standing customer relationships. They may from time to time leverage their extensive overall portfolios into completely outsourced and managed network offerings restricting opportunities for specialist suppliers. In addition, some competitors may offer seller financing, which can be a competitive advantage under certain economic climates.

Some of our larger competitors may also act as systems integrators through which we sometimes distribute and sell products and services to end users.

The smaller independent private and public specialist competitors typically leverage new technologies and low product costs but are generally less capable of offering a complete solution including professional services, especially in the North America and Africa regions which form the majority of our addressed market.

We concentrate on market opportunities that we believe are compatible with our resources, overall technological capabilities and objectives. Principal competitive factors are unique differentiators, TCO, product quality and reliability, technological capabilities, service, ability to meet delivery schedules and the effectiveness of dealers in international areas. We believe that the combination of our network and systems engineering support and service, global reach, technological innovation, agility and close collaborative relationships with our customers are the key competitive strengths for us. However, customers may still make decisions based primarily on factors such as price, financing terms and/or past or existing relationships, where it may be difficult for us to compete effectively or profitably.

Research and Development

We believe that our ability to enhance our current products, develop and introduce new products on a timely basis, maintain technological competitiveness and meet customer requirements is essential to our success. Accordingly, we allocate, and intend to continue to allocate, a significant portion of our resources to research and development efforts in key technology areas and innovation to differentiate our overall portfolio from our competition. The majority of such research and development resources will be focused on technologies in microwave and millimeter wave RF, digital signal processing, networking protocols and software applications.

Our research and development expenditures totaled $35.8 million, or 8.2% of revenue, in fiscal 2025, $36.4 million, or 8.9% of revenue, in fiscal 2024, and $24.9 million, or 7.2% of revenue, in fiscal 2023.

Research and development are primarily directed to the development of new products and to build technological capability. We are an industry innovator and intend to continue to focus significant resources on product development in an effort to maintain our competitiveness and support our entry into new markets.

Our product development teams totaled 225 employees as of June 27, 2025, and were located primarily Slovenia and New Zealand.

Raw Materials and Supplies

Because of our range of products and services, as well as the wide geographic dispersion of our facilities, we use numerous sources of raw materials needed for our operations and for our products, such as electronic components, printed circuit boards, metals and plastics. We are dependent upon suppliers and subcontractors for a large number of components and subsystems and upon the ability of our suppliers and subcontractors to adhere to customers' requirements or regulatory restrictions and to meet performance and quality specifications and delivery schedules.

Our strategy for procuring raw material and supplies includes dual sourcing (where possible) on strategic assemblies and components. In general, we believe this reduces our risk with regard to the potential financial difficulties in our supply base. In some instances, we are dependent upon one or a few sources, either because of the specialized nature of a particular item or because of local content preference requirements pursuant to which we operate on a given project. Examples of sole or limited source categories include metal fabrications and castings, for which we own the tooling and therefore limit our supplier relationships, and ASIC's and MMICs (types of integrated circuit used in manufacturing microwave radios), which we procure at volume discount from a single source.

Patents and Other Intellectual Property

We consider our patents, trademarks and other intellectual property rights, in the aggregate, to constitute an important asset. We own a portfolio of patents, trade secrets, know-how, confidential information, trademarks, copyrights and other intellectual property. As of June 27, 2025, we (collectively with our subsidiaries) own approximately 244 U.S. patents and 159 international patents and had 8 U.S. patent applications pending and 8 international patent applications pending. The United States Patent and Trademark Office ("USPTO") and international equivalent bodies have not yet concluded substantive examination of our pending patent applications. Therefore, it is unclear what scope of additional patent coverage, if any, will eventually be provided as a result of those pending applications. Failure to obtain comprehensive patent coverage could impair our ability to prevent competitors from replicating some portions or all of our products. We also license intellectual property to and from third parties. The costs we pay or revenue we receive from such licenses may be dependent on certain factors, such as the market for such licenses and whether such licenses can be negotiated on commercially acceptable terms. However, we do not consider our business to be materially dependent upon any single patent, license or other intellectual property right.

Further, changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. In addition, Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to us. For example, the United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on decisions by the United States Congress, the United States federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and the patents we might obtain or license in the future.

Our registered or unregistered trademarks or trade names may be challenged, circumvented, declared generic or determined to be infringing on other marks. There can be no assurance that competitors will not infringe our trademarks, that we will have adequate resources to enforce our trademarks or that any of our current or future trademark applications will be approved. During trademark registration proceedings, we may receive rejections and, although we are given an opportunity to respond, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and in proceedings before comparable agencies in many foreign jurisdictions, trademarks are examined for registrability against prior pending and registered third-party trademarks, and third parties are given an opportunity to oppose registration of pending trademark applications and/or to seek cancellation of registered trademarks. Applications to register our trademarks may be finally rejected, and opposition or cancellation proceedings may be filed against our trademarks, which may necessitate a change in branding strategy if such rejections and proceedings cannot be overcome or resolved.

Additionally, competitors may try to develop products that are similar to ours and that may infringe, misappropriate or otherwise violate our intellectual property rights. As a result, from time to time, we might engage in litigation to enforce our patents or other intellectual property rights or defend against claims of alleged infringement asserted by third parties. Any of our patents, trade secrets, trademarks, copyrights and other intellectual property rights could be challenged, invalidated or circumvented, or may not provide competitive advantages. Despite our efforts to protect our intellectual property rights, we cannot be certain that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying, or the reverse engineering of our technology and other intellectual property, including by third parties who may use our technology or other proprietary information to develop products and services that compete with ours. Additionally, policing unauthorized use of our intellectual property and proprietary rights can be difficult, costly and time consuming. The enforcement of our intellectual property and proprietary rights also depends on any legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming, and may not be successful, even when our rights have been infringed, misappropriated, or otherwise violated. Furthermore, our competitors or other third parties may assert that our products infringe, misappropriate or otherwise violate their intellectual property rights. Successful claims of infringement, misappropriation or other violations by a third party could prevent us from offering certain products or features, require us to develop alternate, non-infringing technology, which could require significant time and expense, and at which time we could be unable to continue to offer our affected products or solutions, or require us to obtain a license, which may not be available on reasonable terms or at all, or force us to pay substantial damages, royalties or other fees.

In addition, to protect our confidential information, including our trade secrets, we require our employees and contractors to sign confidentiality and invention assignment agreements. We also enter into non-disclosure agreements with our suppliers and appropriate customers to limit their access to and disclosure of our proprietary information.

Although our ability to compete may be affected by our ability to protect our intellectual property rights and proprietary information, we believe that, because of the rapid pace of technological change in the wireless telecommunications industry, our innovative skills, technical expertise and ability to introduce new products on a timely basis is just as important in maintaining our competitive position as protecting our intellectual property. Trade secret, trademark, copyright and patent protections are important but must be supported by other factors such as the expanding knowledge, ability and experience of our personnel, new product introductions and product enhancements. Although we have and will continue to implement protective measures and intend to vigorously defend our intellectual property rights, there can be no assurance that these measures will be successful.

Environmental and Other Regulations

Our facilities and operations, in common with those of our industry in general, are subject to numerous domestic and international laws and regulations designed to protect the environment, increase transparency or modify corporate behavior, particularly with regard to waste and emissions. We believe that we have substantially complied with these requirements and that such compliance has not had a material adverse effect on our results of operations, financial condition or cash flows. Based upon currently available information, we do not expect expenditures to protect the environment and to comply with current environmental laws and regulations over the next several years to have a material impact on our competitive or financial position but can give no assurance that such expenditures will not exceed current expectations, especially as such laws are evolving quickly and obligations on companies like ours may become more burdensome over time. From time to time, we receive notices from the U.S. Environmental Protection Agency or equivalent state or international environmental agencies that we are a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act, which is commonly known as the Superfund Act, and equivalent laws. Such notices may assert potential liability for cleanup costs at various sites, which include sites owned by us, sites we previously owned and treatment or disposal sites not owned by us, allegedly containing hazardous substances attributable to us from past operations. We are not presently aware of any such liability that could be material to our business, financial condition or operating results, but due to the nature of our business and environmental risks, we cannot provide assurance that any such material liability will not arise in the future.

Electronic products are subject to environmental regulation in a number of jurisdictions. Equipment produced by us is subject to domestic and international requirements requiring end-of-life management and/or restricting materials in products delivered to customers. We believe that we have substantially complied with such rules and regulations, where applicable, with respect to our existing products sold into such jurisdictions.

Radio communications are also subject to various governmental regulation. Equipment produced by us is subject to domestic and international requirements to avoid interference among users of radio frequencies and to permit interconnection of telecommunications equipment. We believe that we have substantially complied with such rules and regulations with respect to our existing products, and we intend to comply with such rules and regulations with respect to our future products. Reallocation of the frequency spectrum could impact our business, financial condition and results of operations.

We have a comprehensive policy and procedures in effect concerning conflict minerals compliance.

Human Capital Management

As of June 27, 2025, we had 923 employees, of whom 920 were full-time employees and 250 were located in the U.S. None of our employees in the U.S. are represented by a labor union. In certain international subsidiaries, our employees are represented by workers' councils or statutory labor unions. In general, we believe that our employee relations are good. In the highly competitive technology market, we have been able to attract and retain diverse, well-qualified talent across our functions. Through our structured hiring process, we work to provide training for hiring managers in the selection process, detailed onboarding plans for new hires and surveys at regular intervals during the first months of employment to help measure engagement and support success. In fiscal year 2025, we conducted a global engagement survey of our existing employee population and to help identify action items at the functional level as well as establish company-wide initiatives to continually improve our culture and processes.

We believe we offer a competitive compensation package, tailored to the job function and location of each employee and linked to internal and external benchmarking. We have a global team, and we offer competitive compensation and benefits programs that meet the needs of our employees, while also reflecting local market practices. Our U.S. benefits plan includes health benefits, life and disability insurance, various voluntary insurances, flexible time off and leave programs, and a retirement plan with employer match. Our international benefits plans are competitive locally and generally provide similar benefits. We grant equity-based compensation to many of our employees. In addition, we offer benefits to support our employees' physical and mental health by providing tools and resources to help them improve or maintain their health and encourage healthy behaviors.

Information about our Executive Officers

The executive officers of Aviat as of September 10, 2025, are as follows:

Name and Age	Position Currently Held and Past Business Experience
Peter A. Smith, 59	Mr. Smith was appointed President and Chief Executive Officer ("CEO") in January 2020. Prior to joining Aviat Networks, Mr. Smith served as Senior Vice President, US Windows and Canada for JELD-WEN from March 2017 to December 2019. Prior to JELD-WEN, he served as President of Polypore International's Transportation and Industrial segment from October 2013 to March 2017. Previously, he served as CEO and a director of Voltaix Inc. from September 2011 to October 2013. Earlier in his career, Mr. Smith held various executive leadership positions at Fortune 100 and Fortune 500 companies, including Cooper Industries, Dover Knowles Electronics and Honeywell Specialty Materials. Mr. Smith also served on the board of Soleras Advanced Coatings from August 2015 to October 2018 and Adaptive 3D Technologies from December 2020 through its sale in May 2021. Mr. Smith has both a Bachelor of Science degree in Material (Ceramics) Engineering and PhD in Material Science and Engineering from Rutgers University, and holds a Master of Business Administration degree from Arizona State University.
Michael C. Connaway, 44 [1]	As Chief Financial Officer ("CFO"), Mr. Connaway is responsible for worldwide finance, treasury, accounting, reporting, compliance and taxation. Prior to joining Aviat, Mr. Connaway was Vice President and CFO of Honeywell's Energy & Sustainability Solutions segment, and before that served in CFO capacities leading finance in its Safety & Productivity Solutions segment, and Advanced Materials business. Mr. Connaway started his career with General Electric, beginning in its financial management program and corporate audit group, before progressing to executive finance leadership positions within its Healthcare business. Before Honeywell, Mr. Connaway served as CFO of ABB's Industrial Solutions business, after it was acquired from GE Energy Connections. Mr. Connaway was instrumental in integrating Industrial Solutions into ABB's Electrification segment, driving post transaction synergies, fostering a culture of performance excellence, and instilling greater financial and operational rigor across all business processes. Mr. Connaway holds a Bachelor of Science degree in Finance from Boston College.
Andrew M. Fredrickson, 35 [1]	As Vice President of Corporate Finance, Mr. Fredrickson leads the corporate development, investor relations and treasury functions globally. Before joining Aviat, Mr. Fredrickson held various strategy roles at JELD-WEN from 2019 to 2022 and worked as an investment analyst at the Motley Fool from 2014 to 2017. He began his career in investment banking at William Blair in 2012. Mr. Fredrickson holds a Master of Business Administration from Duke University and a Bachelor of Science from the University of Virginia.
Erin R. Boase, 46	As General Counsel, Ms. Boase is responsible for all aspects of the Legal function. Ms. Boase brings a depth of experience to the team in privacy, employment, compliance, real estate, M&A, as well as, copyright, trademark and other product, software, service and cloud-related legal matters. Ms. Boase was previously at Lifesize, Inc. where she served as Head of Legal and Corporate Secretary. Prior to that she was the Senior Corporate Counsel at Cisco (formerly Duo Security, Inc.) where she managed the adoption of GDPR privacy compliance, development of company policies, copyright and trademark, technical compliance as well as other legal matters. Earlier in her career she held legal positions of progressive responsibility with Dell's Computer and Security business and Thomson Reuters. Ms. Boase holds a Juris Doctorate, Technology and Communications and graduated Cum Laude from Thomas Jefferson School of Law and a Bachelor of Arts from Midwestern State University.

Name and Age	Position Currently Held and Past Business Experience
Gary G. Croke, 53	As Senior Vice President, Product and Innovation, Mr. Croke is responsible for Aviat's global marketing and product development. This includes oversight over corporate and strategic marketing functions, product line management, and research and development of new product offerings. Mr. Croke charts Aviat's global product and marketing strategy, and research and development to ensure successful company-wide implementation. His team's primary focus is on achieving business growth through the definition and launch of new solutions that drive customer economic value. Mr. Croke has over 25 years of leadership experience in the data and mobile communications sectors and he is highly skilled at delivering creative and compelling value propositions with demand generation programs that produce business results. Mr. Croke has a bachelor's degree in electrical engineering from Memorial University of Newfoundland and has pursued postgraduate studies/research in business administration at the University of Ottawa.

(1)   On August 25, 2025, Mr. Connaway notified the Company of his voluntary resignation from his position, effective after the Company files their fiscal 2025 Annual Report on Form 10-K. On August 27, 2025, Mr. Fredrickson was appointed as the Company's Interim CFO, effective after the Company files their fiscal 2025 Annual Report on Form 10-K.

There is no family relationship between any of our executive officers or directors, and there are no arrangements or understandings between any of our executive officers or directors and any other person pursuant to which any of them was appointed or elected as an officer or director, other than arrangements or understandings with our directors.

Website Access to Aviat Networks' Reports; Available Information

We maintain a website at www.aviatnetworks.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports are available free of charge on our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). In addition to our reports filed or furnished with the SEC, we publicly disclose material information in press releases, at annual meetings of shareholders, in publicly accessible conferences and investor presentations, and through our website. References to our website in this Form 10-K are provided as a convenience and should not be deemed an incorporation by reference or a part of this Form 10-K.

Additional information relating to our business and operations is set forth in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K.

Item 1A. *Risk Factors*

The nature of the business activities conducted by the Company subjects us to certain hazards and risks. The following is a summary of some of the material risks relating to the Company's business activities. Other risks are described in "Item 1. Business," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 7A. Quantitative and Qualitative Disclosures About Market Risk." Prospective and existing investors are strongly urged to carefully consider the various cautionary statements and risks set forth in this Annual Report on Form 10-K and in our other public filings.

We face many business risks, including those related to our financial performance, investments in our common stock, operating our business and legal matters. If any of these risks occur, our financial condition and results of operations could be materially and adversely affected. In that case, the market price of the Company's common stock could decline.

Risk Factors Summary

The following is a summary of the principal risks that could adversely affect our business, operations and financial results.

Business and Operational Risk Factors

- Our sales cycle may be lengthy, and the timing of sales, along with additional services such as network design, installation and implementation of our products within our customers' networks, may extend over more than one period, which can make our operating results more volatile and difficult to predict and can complicate the proper recognition of revenue on more complex sales transactions.
- Our success will depend on new products introduced to the marketplace in a timely manner, successfully completing product transitioning and achieving customer acceptance.
- We rely on various third-party service partners to help complement our global operations, and failure to adequately manage these relationships could adversely impact our financial results and relationships with customers.
- We continually evaluate the optimal mix and location of our manufacturing assets and our third-party contract manufacturer assets, and any movement or re-allocation of these manufacturing assets may not be successful, could disrupt our operations, cause us to incur increased costs, and adversely affect our business and our operating results.
- We must respond to rapid technological change and comply with evolving industry standards and requirements for our products to be successful.
- Our average sales prices may decline in the future.
- Credit and commercial risks and exposures could increase if the financial condition of our customers declines.
- Our restructuring actions could harm our relationships with our employees and impact our ability to recruit new employees.
- Our business could be adversely affected if we are unable to attract and retain key personnel.
- We face strong competition for maintaining and improving our position in the market, which can adversely affect our revenue growth and operating results.
- Our ability to sell our products and compete successfully is highly dependent on the quality of our customer service and support, and our failure to offer high quality service and support could have a material adverse effect on our sales and results of operations.
- Product performance problems, including undetected errors in our hardware or software, or deployment delays could harm our business and reputation.
- If we fail to accurately forecast our manufacturing requirements or customer demand, we could incur additional costs, which would adversely affect our business and results of operations.
- If we fail to effectively manage our contract manufacturer relationships, we could incur additional costs or be unable to timely fulfill our customer commitments, which would adversely affect our business and results of operations and, in the event of an inability to fulfill commitments, would harm our customer relationships.
- We depend on sole or limited sources and geographies for some key components and failure to receive timely delivery of any of these components could result in deferred or lost sales.
- Because a significant amount of our revenue may come from a limited number of customers, the termination of any of these customer relationships may adversely affect our business.
- We continually evaluate strategic transaction opportunities which could involve merger, divestiture, sale and/or acquisition activities that could disrupt our operations and harm our operating results, and may require management to devote significant attention and resources to achieve strategic transactions.

Financial and Macroeconomic Risk Factors

- Due to the volume of our international sales, we may be susceptible to a number of political, economic and geographic risks that could harm our business.

- There are inherent limitations on the effectiveness of our controls and if we fail to implement and maintain effective internal control over financial reporting, it could adversely impact our business, results of operations, investor confidence and our stock price.

- We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.

- The effects of global financial and economic conditions in certain markets and of certain economies and sovereign states have had, and may continue to have, significant effects on our customers and suppliers, and has in the past, and may in the future have, a material adverse effect on our business, operating results, financial condition and stock price.

- Changes in tax laws, treaties, rulings, regulations or agreements, or their interpretation in any country in which we operate; the loss of a major tax dispute; a successful challenge to our operating structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries; or other factors could cause volatility in our effective tax rate and could adversely affect our operating results.

- Our ability to use net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes and other tax benefits may be limited.

Legal and Regulatory Risk Factors

- Continued tension in global trade relations, including U.S.-China trade relations, may adversely impact our supply chain operations and business.

- If we are unable to adequately protect our intellectual property rights, we may be deprived of legal recourse against those who misappropriate our intellectual property.

- If sufficient radio frequency spectrum is not allocated for use by our products, or we fail to obtain regulatory approval for our products, our ability to market our products may be restricted.

- Our business is subject to changing regulation of corporate governance, public disclosure and anti-bribery measures which have resulted in increased costs and may continue to result in additional costs or potential liabilities in the future.

- Our products are used in critical communications networks which may subject us to significant liability claims.

- We may be subject to litigation regarding our intellectual property. This litigation could be costly to defend and resolve and could prevent us from using or selling the challenged technology.

- We are subject to laws, rules, regulations and policies regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and reinterpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, reputational damage or other harm to our business.

- We are subject to complex federal, state, local and international laws and regulations related to protection of the environment that could materially and adversely affect the cost, manner or feasibility of conducting our operations, as well as those of our suppliers and contract manufacturers.

- Increased attention to Environmental, Social, and Governance ("ESG") matters, conservation measures and climate change issues has contributed to an evolving state of environmental regulation, which could impact our results of operations, financial or competitive position and may adversely impact our business.

- Anti-takeover provisions of Delaware law, Tax Benefit Preservation Plan (the "Plan"), and provisions in our Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws could make a third-party acquisition of us difficult.

General Risk Factors

- Natural disasters or other catastrophic events such as terrorism and war could have an adverse effect on our business.

- System security risks, data protection breaches, and cyberattacks could compromise our proprietary information, disrupt our internal operations and harm public perception of our products, which could cause our business and reputation to suffer and adversely affect our stock price.

For a more complete discussion of the material risks facing our business, see below.

Business and Operational Risk Factors

Our sales cycle may be lengthy, and the timing of sales, along with additional services such as network design, installation and implementation of our products within our customers' networks, may extend over more than one period, which can make our operating results more volatile and difficult to predict and can complicate the proper recognition of revenue on more complex sales transactions.

We experience difficulty in accurately predicting the timing of the sale of products and amounts of revenue generated from sales of our products, primarily in developing countries. The establishment of a business relationship with a potential customer is a lengthy process, usually taking several months or more. Following the establishment of the relationship, the negotiation of purchase terms can be time-consuming, and a potential customer may require an extended evaluation and testing period. Once a purchase agreement has been executed, the timing and amount of revenue, if applicable, may remain difficult to predict. Our typical product sales cycle, which results in our products being designed into our customers' networks, can take 12 to 24 months. A number of factors contribute to the length of the sales cycle, including technical evaluations of our products and the design process required to integrate our products into our customers' networks. The completion of services such as installation and testing of the customer's networks and the completion of all other suppliers' network elements are subject to the customer's timing and efforts and other factors outside our control, each of which may prevent us from making predictions of revenue with any certainty and could cause us to experience substantial period-to-period fluctuations in our operating results.

Due to the challenges from our lengthy sales cycle, our recognition of revenue from our selling efforts may be substantially delayed, our ability to forecast our future revenue may be more limited and our revenue may fluctuate significantly from quarter to quarter.

Our operating results are expected to be difficult to predict and delays in product delivery or closing a sale can cause revenue, margins and net income or loss to fluctuate significantly from anticipated levels. A substantial portion of our contracts are completed in the latter part of a quarter and a significant percentage of these are large orders. Because a significant portion of our cost structure is largely fixed in the short term, revenue shortfalls tend to have a disproportionately negative impact on our profitability and can increase our inventory. The number of large new transactions also increases the risk of fluctuations in our quarterly results because a delay in even a small number of these transactions could cause our quarterly revenues and profitability to fall significantly short of our predictions. In addition, we may increase spending in response to competitive actions, in pursuit of new market opportunities, or to mitigate supply chain disruptions. Accordingly, we cannot provide assurances that we will be able to achieve profitability in the future or that if profitability is attained, that we will be able to sustain profitability, particularly on a quarter-to-quarter basis.

Our success will depend on new products introduced to the marketplace in a timely manner, successfully completing product transitioning and achieving customer acceptance.

The market for our products and services is characterized by rapid technological change, evolving industry standards and frequent new product introductions. Our future success will depend, in part, on continuous timely development and introduction of new products and enhancements that address evolving market requirements and are attractive to customers. If we fail to develop or introduce, on a timely basis, new products or product enhancements or features that achieve market acceptance, our business may suffer. Additionally, we work closely with a variety of third-party partners to develop new product features and new platforms. Should our partners face delays in the development process, then the timing of the rollout of our new products may be significantly impacted which may negatively impact our revenue and gross margin. Another factor impacting our future success is the growth in the customer demand of our new products. Rapidly changing technology, frequent new product introductions and enhancements, short product life cycles and changes in customer requirements characterize the markets for our products. We believe that successful new product introductions provide a significant competitive advantage because of the significant resources committed by customers in adopting new products and their reluctance to change products after these resources have been expended. We have spent, and expect to continue to spend, significant resources on internal research and development to support our effort to develop and introduce new products and enhancements.

As we transition to new product platforms, we face significant risk that the development of our new products may not be accepted by our current customers or by new customers. To the extent that we fail to introduce new and innovative products that are adopted by customers, we could fail to obtain an adequate return on these investments and could lose market share to our competitors, which could be difficult or impossible to regain. Similarly, we may face decreased revenue, gross margins and profitability due to a rapid decline in sales of current products as customers hold spending to focus purchases on new product platforms. We could incur significant costs in completing the transition, including costs of inventory write-downs of the current product as customers transition to new product platforms. In addition, products or technologies developed by others may render our products non-competitive or obsolete and result in significant reduction in orders from our customers and the loss of existing and prospective customers.

We rely on various third-party service partners to help complement our global operations, and failure to adequately manage these relationships could adversely impact our financial results and relationships with customers.

We rely on a number of third-party service partners, to complement our global operations. We rely upon these partners for certain installation, maintenance, logistics and support functions. In addition, as our customers increasingly seek to rely on vendors to perform additional services relating to the design, construction and operation of their networks, the scope of work performed by our service partners is likely to increase and may include areas where we have less experience providing or managing such services. We must successfully identify, assess, train and certify qualified service partners to ensure the proper installation, deployment and maintenance of our products. The vetting and certification of these partners can be costly and time-consuming, and certain partners may not have the same operational history, financial resources and scale as we have. Moreover, certain service partners may provide similar services for other companies, including our competitors. We may not be able to manage our relationships with our service partners effectively, and we cannot be certain that they will be able to deliver services in the manner or time required, that we will be able to maintain the continuity of their services, or that they will adhere to our approach to ethical business practices.

If we do not effectively manage our relationships with third-party service partners, or if they fail to perform these services in the manner or time required, our financial results and relationships with our customers could be adversely affected.

We continually evaluate the optimal mix and location of our manufacturing assets and our third-party contract manufacturer assets, and any movement or re-allocation of these manufacturing assets may not be successful, could disrupt our operations, cause us to incur increased costs, and adversely affect our business and our operating results.

Our global manufacturing strategy follows an outsourced manufacturing model using contract manufacturing partners in Asia and the United States. We continually evaluate the optimal mix and location of our manufacturing assets and our third-party contract manufacturer assets, to optimize our manufacturing footprint with our global customer base. Any of our decisions to move or re-allocate manufacturing assets to new locations or different third-party contract manufacturers may not be successful, could disrupt our operations, cause us to incur increased costs, and adversely affect our business and our operating results. The movement of manufacturing assets can be capital intensive, costly and time-consuming, and may cause disruptions in our ability to fulfill customer orders in a timely manner.

If we are not successful in optimizing the mix and location of our manufacturing assets and our third-party contract manufacturer assets, our financial results and relationships with our customers could be adversely affected.

We must respond to rapid technological change and comply with evolving industry standards and requirements for our products to be successful.

The optical transport networking equipment market is characterized by rapid technological change, changes in customer requirements and evolving industry standards. We continually invest in research and development to sustain or enhance our existing products, but the introduction of new communications technologies and the emergence of new industry standards or requirements could render our products obsolete. Further, in developing our products, we have made, and will continue to make, assumptions with respect to which standards or requirements will be adopted by our customers and competitors. If the standards or requirements adopted by our prospective customers are different from those on which we have focused our efforts, market acceptance of our products would be reduced or delayed, and our business would be harmed.

We are continuing to invest a significant portion of our research and development efforts in the development of our next-generation products. We expect our competitors will continue to improve the performance of their existing products and introduce new products and technologies and to influence customers' buying criteria so as to emphasize product capabilities that we do not, or may not, possess. To be competitive, we must anticipate future customer requirements and continue to invest significant resources in research and development, sales and marketing, and customer support. If we do not anticipate these future customer requirements and invest in the technologies necessary to enable us to have and to sell the appropriate solutions, it may limit our competitive position and future sales, which would have an adverse effect on our business and financial condition. We may not have sufficient resources to make these investments and we may not be able to make the technological advances necessary to be competitive.

Our average sales prices may decline in the future.

We have experienced, and could continue to experience, declining sales prices. This price pressure is likely to result in downward pricing pressure on our products and services. As a result, we are likely to experience declining average sales prices for our products. Our future profitability will depend upon our ability to improve manufacturing efficiencies, to reduce the costs of materials used in our products and to continue to introduce new lower-cost products and product enhancements and if we are unable to do so, we may not be able to respond to pricing pressures. If we are unable to respond to increased price competition, our business, financial condition and results of operations will be harmed. Because customers frequently negotiate supply arrangements far in advance of delivery dates, we may be required to commit to price reductions for our products before we are aware of how, or if, cost reductions can be obtained. As a result, current or future price reduction commitments and any inability on our part to respond to increased price competition could harm our business, financial condition and results of operations.

Credit and commercial risks and exposures could increase if the financial condition of our customers declines.

A substantial portion of our sales are to customers in the telecommunications industry. These customers may require their suppliers, including the Company, to provide extended payment terms, direct loans or other forms of financial support as a condition to obtaining commercial contracts. In addition, if local currencies cannot be hedged, we have an inherent exposure in our ability to convert monies at favorable rates from or to U.S. dollars. More generally, we expect to routinely enter into long-term contracts involving significant amounts to be paid by our customers over time. Pursuant to these contracts, we may deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer. As a result of the financing that may be provided to customers and our commercial risk exposure under long-term contracts, our business could be adversely affected if the financial condition of our customers erodes. Over the past few years, certain of our customers have filed with the courts seeking protection under the bankruptcy or reorganization laws of the applicable jurisdiction or have experienced financial difficulties. Our customers' financial conditions face additional challenges in many emerging markets, where our customers are being affected not only by recession, but by deteriorating local currencies and a lack of credit. If customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

Our business requires extensive credit risk management that may not be adequate to protect against customer nonpayment. A risk of non-payment by customers is a significant focus of our business. We expect a significant amount of future revenue to come from international customers in developing countries. We do not generally expect to obtain collateral for sales, although we require letters of credit or credit insurance as appropriate for international customers. Because a significant amount of our revenue may come from a limited number of customers, the termination of any of these customer relationships may adversely affect our business. Our historical accounts receivable balances have been concentrated in a small number of significant customers. Unexpected adverse events impacting the financial condition of our customers, bank failures or other unfavorable regulatory, economic or political events in the countries in which we do business may impact collections and adversely impact our business, require increased bad debt expense or receivable write-offs and adversely impact our cash flows, financial condition and operating results, which could also result in a breach of our bank covenants.

Our business could be adversely affected if we are unable to attract and retain key personnel.

Our success and ability to invest and grow depend largely on our ability to attract and retain highly skilled technical, professional, managerial, sales and marketing personnel. Historically, competition for these key personnel has been intense. The loss of services of any of our key personnel, the inability to retain and attract qualified personnel in the future, delays in hiring required personnel, particularly engineering and sales personnel, or the loss of key personnel to competitors could make it difficult for us to meet key objectives, such as timely and effective product introductions and financial goals.

We face strong competition for maintaining and improving our position in the market, which can adversely affect our revenue growth and operating results.

The wireless access, interconnection and backhaul business is a specialized segment of the wireless telecommunications industry and is extremely competitive. Competition in this segment is intense, and we expect it to increase. Some of our competitors have more extensive engineering, manufacturing and marketing capabilities and significantly greater financial, technical and personnel resources than we have. In addition, some of our competitors have greater name recognition, broader product lines, a larger installed base of products and longer-standing customer relationships. Our competitors include established companies, such as Ericsson, Huawei and Nokia, as well as a number of other public and private companies, such as Ceragon Networks. Some of our competitors are OEMs or systems integrators through whom we market and sell our products, which means our business success may depend on these competitors to some extent. One or more of our largest customers could internally develop the capability to manufacture products similar to those manufactured or outsourced by us and, as a result, the demand for our products and services may decrease.

In addition, we compete for acquisition and expansion opportunities with many entities that have substantially greater resources than we have. Our competitors may enter business combinations to accelerate product development or to compete more aggressively and we may lack the resources to meet such enhanced competition.

Our ability to compete successfully will depend on a number of factors, including price, quality, availability, customer service and support, breadth of product lines, product performance and features, rapid time-to-market delivery capabilities, reliability, timing of new product introductions by us, our customers and competitors, the ability of our customers to obtain financing and the stability of regional sociopolitical and geopolitical circumstances, and the ability of large competitors to obtain business by providing more seller financing especially for large transactions. We can give no assurances that we will have the financial resources, technical expertise, or marketing, sales, distribution, customer service and support capabilities to compete successfully, or that regional sociopolitical and geographic circumstances will be favorable for our successful operation.

Our ability to sell our products and compete successfully is highly dependent on the quality of our customer service and support, and our failure to offer high quality service and support could have a material adverse effect on our sales and results of operations.

Once our products are delivered, our customers depend on our service and support to resolve any issues relating to our products. Our support personnel includes employees in various geographic locations, who provide general technical support to our customers. A high level of support is important for the successful marketing and sale of our products. If we do not effectively help our customers quickly resolve issues or provide effective ongoing support, it could adversely affect our ability to sell our products to existing customers as well as demand for maintenance and renewal contracts and could harm our reputation with existing and potential customers.

Product performance problems, including undetected errors in our hardware or software, or deployment delays could harm our business and reputation.

The development and production of products with high technology content is complicated and often involves problems with hardware, software, components and manufacturing methods. Complex hardware and software systems, such as our products, can often contain undetected errors or bugs when first introduced or as new versions are released. In addition, errors associated with components we purchase from third parties, including customized components, may be difficult to resolve. We have experienced issues in the past in connection with our products, including failures due to the receipt of faulty components from our suppliers and performance issues related to software updates. From time to time, we have had to replace certain components or provide software remedies or other remediation in response to errors or bugs, and we may have to do so again in the future. In addition, performance issues can be heightened during periods where we are developing and introducing multiple new products to the market, as any performance issues we encounter in one technology or product could impact the performance or timing of delivery of other products. Our products may also suffer degradation of performance and reliability over time.

If reliability, quality, security or network monitoring problems develop, a number of negative effects on our business could result, including:

- reduced orders from existing customers;
- declining interest from potential customers;
- delays in our ability to recognize revenue or in collecting accounts receivables;
- costs associated with fixing hardware or software defects or replacing products;
- high service and warranty expenses;
- delays in shipments;
- high inventory excess and obsolescence expense;
- high levels of product returns;
- diversion of our engineering personnel from our product development efforts; and
- payment of liquidated damages, performance guarantees or similar penalties.

Because we outsource the manufacturing of certain components of our products, we may also be subject to product performance problems as a result of the acts or omissions of third parties, and we may not have adequate compensating remedies against such third parties.

From time to time, we encounter interruptions or delays in the activation of our products at a customer's site. These interruptions or delays may result from product performance problems or from issues with installation and activation, some of which are outside our control. If we experience significant interruptions or delays that we cannot promptly resolve, the associated revenue for these installations may be delayed or confidence in our products could be undermined, which could cause us to lose customers, fail to add new customers, and consequently harm our financial results.

If we fail to accurately forecast our manufacturing requirements or customer demand, we could incur additional costs, which would adversely affect our business and results of operations.

If we fail to accurately predict our manufacturing requirements or forecast customer demand, we may incur additional costs of manufacturing, and our gross margins and financial results could be adversely affected. If we overestimate our requirements, our contract manufacturers may experience an oversupply of components and assess us charges for excess or obsolete components that could adversely affect our gross margins. If we underestimate our requirements, our contract manufacturers may have inadequate inventory or components, which could interrupt manufacturing and result in higher manufacturing costs, shipment delays, damage to customer relationships and/or our payment of penalties to our customers. Our contract manufacturers also have other customers and may not have sufficient capacity to meet all of their customers' needs, including ours, during periods of excess demand.

If we fail to effectively manage our contract manufacturer relationships, we could incur additional costs or be unable to timely fulfill our customer commitments, which would adversely affect our business and results of operations and, in the event of an inability to fulfill commitments, would harm our customer relationships.

We outsource all of our manufacturing and a substantial portion of our repair service operations to independent contract manufacturers and other third parties. Our contract manufacturers typically manufacture our products based on rolling forecasts of our product needs that we provide to them on a regular basis. The contract manufacturers are responsible for procuring components necessary to build our products based on our rolling forecasts, building and assembling the products, testing the products in accordance with our specifications and then shipping the products to us. We configure the products to our customer requirements, conduct final testing and then ship the products to our customers. There can be no assurance that we will not encounter problems with our contract manufacturer related to these manufacturing services or that we will be able to replace a contract manufacturer that is not able to meet our demand.

In addition, if we fail to effectively manage our relationships with our contract manufacturers or other service providers, or if they do not fully comply with their contractual obligations or should experience delays, disruptions, component procurement problems or quality control problems, then our ability to ship products to our customers or otherwise fulfill our contractual obligations to our customers could be delayed or impaired which would adversely affect our business, financial results and customer relationships.

We depend on sole or limited sources and geographies for some key components and failure to receive timely delivery of any of these components could result in deferred or lost sales.

In some instances, we are dependent upon one or a few sources, either because of the specialized nature of a particular item or because of local content preference requirements pursuant to which we operate on a given project. Examples of sole or limited sourcing categories include metal fabrications and castings, for which we own the tooling and therefore limit our supplier relationships, and MMICs (a type of integrated circuit used in manufacturing microwave radios), which we procure at a volume discount from a single source. Additionally, certain semiconductor supply is concentrated in Taiwan, with little to no availability in other geographies. As such, any military conflict between Taiwan and China could interrupt supply.

Our supply chain strategy includes mitigation plans for alternative manufacturing sources and identified alternate suppliers. However, if these alternatives cannot address our requirements when our existing sources of these components fail to deliver them on time, we could suffer delayed shipments, canceled orders and lost or deferred revenues, as well as material damage to our customer relationships. Should this occur, our operating results, cash flows and financial condition could be materially adversely affected.

Because a significant amount of our revenue may come from a limited number of customers, the termination of any of these customer relationships may adversely affect our business.

Although we have a large customer base, during any given quarter or fiscal year a small number of customers may account for a significant portion of our revenue. Principal customers for our products and services include domestic and international wireless/mobile service providers, OEMs, as well as private network users such as public safety agencies; government institutions; and utility, pipeline, railroad and other industrial enterprises that operate broadband wireless networks.

In addition, the telecommunications industry has experienced significant consolidation among its participants, and we expect this trend to continue. Some operators in this industry have experienced financial difficulty and have filed, or may file, for bankruptcy protection. Other operators may merge and one or more of our competitors may supply products to the customers of the combined company following those mergers. This consolidation could result in purchasing decision delays and decreased opportunities for us to supply products to companies following any consolidation. This consolidation may also result in lost opportunities for cost reduction and economies of scale, and could generally reduce our opportunities to win new customers to the extent that the number of potential customers decreases. Furthermore, as our customers become larger, they may have more leverage to negotiate better pricing which could adversely affect our revenues and gross margins.

It is possible that a significant portion of our future product sales could become even more concentrated in a limited number of customers due to the factors described above. Product sales to major customers have varied widely from period to period. The loss of any existing customer, a significant reduction in the level of sales to any existing customer, the consolidation of existing customers, or our inability to gain additional customers could result in declines in our revenue or an inability to grow revenue.

We continually evaluate strategic transaction opportunities which could involve merger, divestiture, sale and/or acquisition activities that could disrupt our operations and harm our operating results, and may require management to devote significant attention and resources to achieve strategic transactions.

Our growth depends upon market growth, our ability to enhance our existing products and our ability to introduce new products on a timely basis. We intend to continue to address the need to develop new products and enhance existing products through acquisitions, product lines, technologies, and personnel. Strategic transactions involve numerous risks, including the following:

- difficulties in integrating the operations, systems, technologies, products, and personnel of the combined companies, particularly companies with large and widespread operations and/or complex products;

- diversion of management's attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from business combinations, sales, divestitures and/or restructurings;

- potential difficulties in completing projects associated with in-process research and development intangibles;

- difficulties in entering markets in which we have no or limited direct prior experience and where competitors in each market have stronger market positions;

- initial dependence on unfamiliar supply chains or relatively small supply partners;

- insufficient revenue to offset increased expenses associated with acquisitions; and

- the potential loss of key employees, customers, resellers, vendors and other business partners of our Company or the companies with which we engage in strategic transactions following and continuing after announcement of an anticipated strategic transaction.

Strategic transactions may also cause us to:

- issue common stock that would dilute our current stockholders or cause a change in control of the combined company;

- use a substantial portion of our cash resources, or incur debt;

- significantly increase our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition;

- assume material liabilities;

- record goodwill and non-amortizable intangible assets that are subject to impairment testing on a regular basis and potential periodic impairment charges;

- incur amortization expenses related to certain intangible assets;

- incur tax expenses related to the effect of acquisitions on our intercompany R&D cost sharing arrangement and legal structure;

- incur large and immediate write-offs and restructuring and other related expenses; and

- become subject to intellectual property or other litigation.

Mergers, restructurings, sales and acquisitions of high-technology companies are inherently risky and subject to many factors outside of our control. No assurance can be given that any future strategic transactions will be successful and will not materially adversely affect our business, operating results or financial condition. Failure to manage and successfully complete a strategic transaction could materially harm our business and operating results. Even when an acquired or acquiring company has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products.

Strategic transactions may require our management to devote significant attention and resources to integrating acquired businesses within our business. Potential difficulties that may be encountered in the integration process include, among others:

- the inability to successfully integrate the acquired business into the Aviat business in a manner that permits us to achieve the revenue and synergies we anticipated from the transaction;

- potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with strategic transactions;

- integrating personnel from acquired businesses, while maintaining focus on providing consistent, high-quality products and services;

- integrating relationships with customers, vendors and business partners;

- performance shortfalls as a result of the diversion of management's attention caused by completing strategic transactions and integrating acquired operations into Aviat; or

- the disruption of, or loss of momentum in, the ongoing business or inconsistencies in standards, controls, procedures and policies.

Delays or difficulties in the integration process could adversely affect our business, financial results, financial condition and stock price. Even if we are able to integrate our business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that we currently expect or have communicated from this integration or that these benefits will be achieved within the anticipated time frame.

Financial and Macroeconomic Risk Factors

Due to the volume of our international sales, we may be susceptible to a number of political, economic, financial and geographic risks that could harm our business.

We are highly dependent on sales to customers outside the U.S. In fiscal 2025, our sales to international customers accounted for 56% of total revenue. Significant portions of our international sales are in less developed countries. Our international sales are likely to continue to account for a large percentage of our products and services revenue for the foreseeable future. As a result, the occurrence of any international, political, economic or geographic event could result in a significant decline in revenue. In addition, compliance with complex foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business in international jurisdictions. These numerous and sometimes conflicting laws and regulations include internal control and disclosure rules, data privacy and filtering requirements, anti-corruption laws, such as the Foreign Corrupt Practices Act ("FCPA"), and other local laws prohibiting corrupt payments to governmental officials, and anti-competition regulations, among others. Violations of these laws and regulations could result in fines and penalties, criminal sanctions against us, our officers, or our employees, prohibitions on the conduct of our business and on our ability to offer our products and services in one or more countries, and could also materially affect our brand, our international expansion efforts, our ability to attract and retain employees, our business, and our operating results. Although we have implemented policies and procedures designed to ensure compliance with these laws and regulations, there can be no assurance that our employees, contractors, or agents will not violate our policies.

Some of the risks and challenges of doing business internationally include:

- unexpected changes in regulatory requirements;

- fluctuations in international currency exchange rates including its impact on unhedgeable currencies and our forecast variations for hedgeable currencies;

- imposition of tariffs and other barriers and restrictions;

- management and operation of an enterprise spread over various countries;

- the burden of complying with a variety of laws and regulations in various countries;

- application of the income tax laws and regulations of multiple jurisdictions, including relatively low-rate and relatively high-rate jurisdictions, to our sales and other transactions, which results in additional complexity and uncertainty;

- the conduct of unethical business practices in developing countries;

- general economic and geopolitical conditions, including inflation and trade relationships;

- restrictions on travel to locations where we conduct business;

- war and acts of terrorism;

- kidnapping and high crime rate;

- natural disasters;

- availability of U.S. dollars especially in countries with economies highly dependent on resource exports, particularly oil; and

- changes in export regulations.

While these factors and the impacts of these factors are difficult to predict, any one or more of them could adversely affect our business, financial condition and results of operations in the future.

A material portion of our sales and expenses stem from countries outside of the United States, and are in currencies other than U.S. dollars, and therefore subject to foreign currency fluctuation. Accordingly, fluctuations in foreign currency rates could have a material impact on our financial results in future periods. From time to time, we enter into foreign currency exchange forward contracts to reduce the volatility of cash flows primarily related to forecasted foreign currency expenses. These forward contracts reduce the impact of currency exchange rate movements on certain transactions, but do not cover all foreign-denominated transactions and therefore do not entirely eliminate the impact of fluctuations in exchange rates on our results of operations and financial condition.

There are inherent limitations on the effectiveness of our controls and if we fail to implement and maintain effective internal control over financial reporting, it could adversely impact our business, results of operations, investor confidence and our stock price.

We do not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that resource constraints exist, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes, including at times of personnel turnover. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people, or by management's override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with policies or procedures. If our controls become inadequate, we could fail to meet our financial reporting obligations, our reputation may be adversely affected, our business and operating results could be harmed, and the market price of our stock could decline. We may not be successful implementing internal control procedures related to acquired businesses. Our evaluation and remediation of assessed deficiencies over internal controls, if any, could require us to incur significant expense and adversely affect our operating results, investor confidence and our stock price.

Under Section 404 of the Sarbanes-Oxley Act of 2002("SOX"), we are required to evaluate and determine the effectiveness of our internal controls over financial reporting. Ineffective internal control over financial reporting could result in errors in our financial statements, reduce investor confidence, and adversely affect our stock price. As disclosed in Part II, Item 9A "Controls and Procedures" in this Form 10-K, we concluded that our internal control over financial reporting was not effective for the fiscal year ended June 27, 2025, due to certain material weaknesses identified related to an ineffective control environment and control activities. We implemented certain corrective measures in the fourth quarter of fiscal 2024, including hiring a new CFO and backfilling vacancies resulting from key finance and accounting personnel turnover. In fiscal 2025, we implemented several internal control enhancements and hired a new Global Controller and other key financial positions. However, due to the material weaknesses described above, there is a reasonable possibility that our existing controls would not have detected a material misstatement in a timely manner if it were to be material. These measures are part of a process of remediating the material weaknesses that is under way and that we believe will remediate the material weaknesses. However, if we are unable to remediate the material weaknesses in an appropriate and timely manner, or if we identify additional control deficiencies that individually or together constitute significant deficiencies or material weaknesses, our ability to accurately record, process, and report financial information and, consequently, our ability to prepare financial statements within required time periods, could be adversely affected. Our failure to maintain effective internal control over financial reporting could result in violations of applicable securities laws and stock exchange listing requirements; subject us to litigation and investigations; negatively affect investor confidence in our financial statements; and adversely impact our stock price and ability to access capital markets.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.

We believe that our existing cash and cash equivalents, the available line of credit under our credit facility and future cash collections from customers will be sufficient to provide for our anticipated requirements for working capital and capital expenditures for the next 12 months and the foreseeable future. However, it is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our longer-term capital needs. If this occurs, we may need to sell assets, reduce capital expenditures, or obtain additional equity or debt financing. We have no assurance that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms if and when needed, our business, financial condition and results of operations could be harmed.

If we raise additional funds through the issuance of equity or convertible debt securities, the ownership of our existing stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders.

The effects of global or market specific financial and economic conditions in certain markets and of certain economies and sovereign states have had, and may continue to have, significant effects on our customers and suppliers, and has in the past, and may in the future have, a material adverse effect on our business, operating results, financial condition and stock price.

The effects of global financial and economic conditions in certain markets and of certain economies and sovereign states include, among other things, significant reductions in available capital and liquidity from credit markets, supply or demand driven inflationary pressures, and substantial fluctuations in currency values worldwide.

Economic conditions in certain markets have adversely affected and may continue to adversely affect our customers' access to capital and/or willingness to spend capital on our products, and/or their levels of cash liquidity and/or their ability and/or willingness to pay for products that they will order or have already ordered from us, or result in their ceasing operations. Further, we have experienced an increasing number of our customers, principally in emerging markets, requesting longer payment terms, lease or vendor financing arrangements, longer terms for the letters of credit securing purchases of our products and services, which could potentially negatively impact our orders, revenue conversion cycle, and cash flows.

In seeking to reduce their expenses, we have also seen significant pressure from our customers to lower prices for our products as they try to improve their operating performance and procure additional capital equipment within their reduced budget levels. To the extent that we lower prices on our products and services, our orders, revenues, and gross margins may be negatively impacted. Additionally, certain emerging markets are particularly sensitive to pricing as a key differentiator. Where price is a primary decision driver, we may not be able to effectively compete, or we may choose not to compete due to unacceptable margins.

In addition, economic conditions in certain markets could materially adversely affect our suppliers' access to capital and liquidity with which to maintain their inventories, production levels, or product quality, could cause them to raise prices or lower production levels, or result in their ceasing operations. Supply or demand driven scarcity can lead to significant inflationary pressures on the cost of our products from our suppliers. Our ability to substantially offset inflationary impacts by raising prices may be limited by the competitive factors discussed above.

If global financial markets decline for long periods, or if there is a downgrade of the U.S. government credit rating due to an actual or threatened default on government debt, or downgrades of credit ratings of other sovereign states, our ability and our customers and suppliers ability to access capital and maintain liquidity for continuing operations may be adversely affected.

Further, with respect to our credit facility discussed under "Liquidity, Capital Resources and Financial Strategies" in Item 7 of this Annual Report on Form 10-K, our ability to access the funds available under our credit facility could be materially adversely affected.

The potential effects of these economic factors are difficult to forecast and mitigate. As a consequence, our operating results for a particular period are difficult to predict and prior results are not necessarily indicative of results to be expected in future periods. Any of the foregoing effects could have a material adverse effect on our business, results of operations, and financial condition and could adversely affect our stock price.

Changes in tax laws, treaties, rulings, regulations or agreements, or their interpretation in any country in which we operate; the loss of a major tax dispute; a successful challenge to our operating structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries; or other factors could cause volatility in our effective tax rate and could adversely affect our operating results.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our future effective tax rate may be adversely affected by a number of factors, many of which are outside of our control, including:

- the jurisdictions in which profits are determined to be earned and taxed;
- adjustments to estimated taxes upon finalization of various tax returns;
- increases in expenses not deductible for tax purposes, including write-offs of acquired in-process research and development and impairment of goodwill in connection with acquisitions;
- our ability to utilize net operating losses;
- changes in available tax credits;
- changes in share-based compensation expense;
- changes in the valuation of our deferred tax assets and liabilities;
- changes in domestic or international tax laws, treaties, rulings, regulations or agreements or the interpretation of such tax laws, treaties, rulings, regulations or agreements, including the impact of the Tax Cuts and Jobs Act of 2017 and any new administrations;
- the resolution of issues arising from tax audits with various tax authorities, including the loss of a major tax dispute;
- local tax authority challenging our operating structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries;
- the tax effects of purchase accounting for acquisitions and restructuring charges that may cause fluctuations between reporting periods; and
- taxes that may be incurred upon a repatriation of cash from foreign operations.

Any significant increase in our future effective tax rates could impact our results of operations for future periods adversely.

Our ability to use net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes and other tax benefits may be limited.

Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") imposes an annual limitation on the amount of taxable income that may be offset if a corporation experiences an "ownership change" as defined in Section 382 of the Code. An ownership change occurs when a company's "five-percent shareholders" (as defined in Section 382 of the Code) collectively increase their ownership in the company by more than 50 percentage points (by value) over a rolling three-year period. Additionally, various states have similar limitations on the use of state net operating losses ("NOL") following an ownership change.

If we experience an ownership change, our ability to use our NOLs, any loss or deduction attributable to a "net unrealized built-in loss" and other tax attributes (collectively, the "Tax Benefits") could be substantially limited, and the timing of the usage of the Tax Benefits could be substantially delayed, which could significantly impair the value of the Tax Benefits. There is no assurance that we will be able to fully utilize the Tax Benefits and we could be required to record an additional valuation allowance related to the amount of the Tax Benefits that may not be realized, which could adversely impact our results of operations.

We believe that these Tax Benefits are a valuable asset for us. The Amended and Restated Tax Benefit Preservation Plan (the "Plan"), dated as of August 27, 2020, and amended as of February 28, 2023, is intended to protect our Tax Benefits during the effective period of the Plan. The amended Plan was approved at the Company's November 2023 Annual Meeting of Stockholders, which extended the final expiration date of the Plan until March 3, 2026. Although the Plan is intended to reduce the likelihood of an "ownership change" that could adversely affect us, there is no assurance that the restrictions on transferability in the Plan will prevent all transfers that could result in such an "ownership change".

The Plan could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, us or a large block of our common stock. A third party that acquires 4.9% or more of our common stock could suffer substantial dilution of its ownership interest under the terms of the Plan through the issuance of common stock or common stock equivalents to all stockholders other than the acquiring person.

The foregoing provisions may adversely affect the marketability of our common stock by discouraging potential investors from acquiring our stock. In addition, these provisions could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, or impede an attempt to acquire a significant or controlling interest in us, even if such events might be beneficial to us and our stockholders.

Legal and Regulatory Risk Factors

Continued tension in global trade relations, including U.S.-China trade relations, may adversely impact our supply chain operations and business.

The U.S. government has taken, and continues to propose, certain actions that change U.S. trade policies, including tariffs that affect certain products manufactured in other countries, including China. Some components manufactured outside the U.S. are subject to tariffs if imported into the United States. Further, other countries are proposing and implementing increased tariffs in response, introducing uncertainty into the marketplace. The Chinese government has taken certain responsive actions, including increased tariffs affecting certain products manufactured in the United States. Certain of our products manufactured in our U.S. operations are subject to the tariffs imposed on imports into China from the United States. We plan to mitigate the impact of tariffs by optimizing sourcing and operations to minimize cost impacts. Although some of the products and components we import are affected by the tariffs, at this time, we do not expect these tariffs to have a material impact on our business, financial condition or results of operations.

It is unknown whether and to what extent additional new tariffs (or other new laws or regulations) will be adopted that increase the cost or feasibility of importing and/or exporting products and components from other countries to the United States and vice versa. Further, the effect of any such new tariffs or retaliatory actions on our industry and customers is unknown and difficult to predict. As additional new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or if China or other affected countries take further responsive trade actions, and/or our mitigation strategies are not successful, such changes could have a material adverse effect on our business, financial condition, results of operations or cash flows.

If we are unable to adequately protect our intellectual property rights, we may be deprived of legal recourse against those who misappropriate our intellectual property.

Our ability to compete will depend, in part, on our ability to obtain and enforce intellectual property protection for our technology in the U.S. and internationally. We rely upon a combination of trade secrets, trademarks, copyrights, patents, contractual rights and technological measures to protect our intellectual property rights from infringement, misappropriation or other violations to maintain our brand and competitive position. We also make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. With respect to patents, we cannot be certain that patents will be issued as a result of any currently pending patent application or future patent applications, or that any of our patents, once issued, will provide us with adequate protection from competing products or intellectual property owned by others. For example, issued patents may be circumvented or challenged, declared invalid or unenforceable or narrowed in scope. Furthermore, we may not be able to prevent infringement, misappropriation and unauthorized, use of our owned and exclusively-licensed intellectual property. We also cannot provide assurances that the protection provided to our intellectual property by the laws and courts of particular nations will be substantially similar to the protection and remedies available under U.S. law. Furthermore, we cannot provide assurances that third parties will not assert infringement claims against us in the U.S. or based on intellectual property rights and laws in other nations that are different from those established in the U.S.

In addition, we enter into confidentiality and invention assignment agreements with our employees and contractors and enter into non-disclosure agreements with our suppliers and appropriate customers so as to limit access to and disclosure of our proprietary information. We cannot guarantee that we have entered into such agreements with each party who has developed intellectual property on our behalf and each party that has or may have had access to our confidential information, know-how and trade secrets. These agreements may be insufficient or breached, or may not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation or reverse engineering of our confidential information, intellectual property, or technology. Moreover, these agreements may not provide an adequate remedy for breaches or in the event of unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how, or misappropriated or violated intellectual property is difficult, expensive, and time-consuming, and the outcome is unpredictable.

We cannot give assurances that any steps taken by us will be adequate to deter infringement, misappropriation, violation, dilution or otherwise impede independent third-party development of similar technologies. Any of our intellectual property rights may be successfully challenged, opposed, diluted, misappropriated, violated or circumvented by others or invalidated, narrowed in scope or held unenforceable through administrative process or litigation in the United States or in non-U.S. jurisdictions. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secrets and other intellectual property rights. In the event that such intellectual property arrangements are insufficient, our business, financial condition and results of operations could be materially harmed.

If sufficient radio frequency spectrum is not allocated for use by our products, or we fail to obtain regulatory approval for our products, our ability to market our products may be restricted.

We may be affected by the allocation and auction of the radio frequency spectrum by governmental authorities both in the U.S. and internationally. The unavailability of sufficient radio frequency spectrum may inhibit the future growth of wireless communications networks. In addition, to operate in a jurisdiction, we must obtain regulatory approval for our products and each jurisdiction in which we market our products has its own regulations governing radio communications. If we are unable to obtain sufficient allocation of radio frequency spectrum by the appropriate governmental authority or obtain the proper regulatory approval for our products, our business, financial condition and results of operations may be harmed.

Our business is subject to changing regulation of corporate governance, public disclosure and anti-bribery measures which have resulted in increased costs and may continue to result in additional costs or potential liabilities in the future.

We are subject to rules and regulations of federal and state regulatory authorities, The NASDAQ Stock Market LLC ("NASDAQ") and financial market entities charged with the protection of investors and the oversight of companies whose securities are publicly traded, and foreign and domestic legislative bodies. During the past few years, these entities, including the Public Company Accounting Oversight Board, the SEC, NASDAQ and several foreign governments, have issued requirements, laws and regulations and continue to develop additional requirements, laws and regulations, most notably SOX, and recent laws and regulations regarding bribery and unfair competition, including the SEC's recently-approved (though currently paused, pending litigation) rules relating to the disclosure of climate-related information. Our efforts to comply with these requirements and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of substantial management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs potentially necessitated by ongoing revisions to our disclosure and governance practices. Finally, if we are unable to ensure compliance with such requirements, laws, or regulations, we may be subject to costly prosecution and liability, and resulting reputational harm, from such noncompliance.

Our products are used in critical communications networks which may subject us to significant liability claims.

Because our products are used in critical communications networks, we may be subject to significant liability claims if our products do not work properly. We warrant to our current customers that our products will operate in accordance with our product specifications. If our products fail to conform to these specifications, our customers could require us to remedy the failure or could assert claims for damages. The provisions in our agreements with customers that are intended to limit our exposure to liability claims may not preclude all potential claims. In addition, any insurance policies we have may not adequately limit our exposure with respect to such claims. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any such claims, whether or not successful, would be costly and time-consuming to defend, and could divert management's attention and seriously damage our reputation and our business.

We may be subject to litigation regarding our intellectual property. This litigation could be costly to defend and resolve and could prevent us from using or selling the challenged technology.

The wireless telecommunications industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in often protracted and expensive litigation. Any litigation regarding patents or other owned or exclusively licensed intellectual property, including claims that our use of intellectual property infringes or violates the rights of others, could be costly and time-consuming and could divert our management and key personnel from our business operations. The complexity of the technology involved, and the uncertainty of intellectual property litigation increase these risks. Such litigation or claims could result in substantial costs and diversion of resources. In the event of an adverse result in any such litigation, we could be required to pay substantial damages, cease the use and transfer of allegedly infringing technology or the sale of allegedly infringing products and expend significant resources to develop non-infringing technology or obtain licenses for the infringing technology. We can give no assurances that we would be successful in developing such non-infringing technology or that any license for the infringing technology would be available to us on commercially reasonable terms, if at all. This could have a materially adverse effect on our business, results of operation, financial condition, competitive position and prospects.

We are subject to laws, rules, regulations and policies regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and reinterpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, reputational damage or other harm to our business.

We are subject to a variety of federal, state and local laws, directives, rules, standards, regulations, policies and contractual obligations relating to data privacy and security. The regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. It is also possible inquiries and enforcement actions from governmental authorities regarding cybersecurity breaches increase in frequency and scope. These data privacy and security laws also are not uniform, which may complicate and increase our costs for compliance. As a result, we anticipate needing to dedicate substantial resources to comply with such laws, regulations, and other obligations relating to privacy and cybersecurity. Furthermore, we cannot provide assurance that we will not face claims, allegations, or other proceedings related to our obligations under applicable data privacy and security laws. Any failure or perceived failure by us or our third-party service providers to comply with any applicable laws relating to data privacy and security, or any compromise of security that results in the unauthorized access, improper disclosure, or misappropriation of personal data or other customer data, could result in significant liabilities, and negative publicity and reputational harm, one or all of which could have an adverse effect on our reputation, business, financial condition and operations.

We are subject to complex federal, state, local and international laws and regulations related to protection of the environment that could materially and adversely affect the cost, manner or feasibility of conducting our operations, as well as those of our suppliers and contract manufacturers.

Environmental, health and safety regulations govern the manufacture, assembly and testing of our products, including without limitation regulations governing the emission of pollutants and the use, remediation, and disposal of hazardous materials (including electronic wastes). Our failure or the failure of our suppliers or contract manufacturers to properly manage the use, transportation, emission, discharge, storage, recycling or disposal of waste generated from our operations could subject us to increased compliance costs or liabilities such as fines and penalties. We may also be subject to costs and liabilities for environmental clean-up costs on sites owned by us, sites previously owned by us, or treatment and disposal of wastes attributable to us from past operations, under the Comprehensive Environmental Response, Compensation and Liability Act or equivalent laws. Existing and future environmental regulations may additionally restrict our and our suppliers' use of certain materials to manufacture, assemble and test products. New or more stringent environmental requirements applicable to our operations or the operations of our suppliers could adversely affect our costs of doing business and result in material costs to our operations.

Increased attention to ESG matters, conservation measures and climate change issues has contributed to an evolving state of environmental regulation, which could impact our results of operations, financial or competitive position and may adversely impact our business.

Increased attention to, and sometimes conflicting, societal expectations on companies to address, climate change and other environmental and social impacts, investor and societal expectations regarding voluntary ESG disclosures may result in increased costs to us and our suppliers, contract manufacturers, and customers. Moreover, while we create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on expectations and assumptions or hypothetical scenarios that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions or hypothetical scenarios are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established approach to identifying, measuring and reporting on many ESG matters.

Additionally, in March 2024, the SEC approved final rules that necessitate the disclosure of climate-related information in registration statements and periodic reports. However, the future of the rule is uncertain at this time given that its implementation has been stayed pending the outcome of legal challenges. Moreover, on March 27, 2025, the SEC staff notified the U.S. Court of Appeals for the Eighth Circuit that the SEC would withdraw its defense of the final rules. While the SEC may seek to repeal or otherwise modify the final rules, and the Eighth Circuit could still issue a ruling on the legal challenges, we cannot predict whether or when such actions will occur. We are assessing the final rules, but at this time we cannot predict the costs of implementation or any potential adverse impacts resulting from the final rules. To the extent the final rules are upheld, we could incur increased costs relating to the assessment and disclosure of climate-related information in our periodic reports.

Increased public awareness and worldwide focus on climate change issues has led to legislative and regulatory efforts to limit greenhouse gas emissions, and may result in more international, federal or regional requirements or industry standards to reduce or mitigate risks related to climate change. As a result, we may become subject to new or more stringent regulations, legislation or other governmental requirements or industry standards, and we anticipate that we will see increased demand to meet voluntary criteria related to reduction or elimination of certain constituents from products, reducing emissions of greenhouse gases, and increasing energy efficiency. Increased regulation of climate change concerns could subject us to additional costs and restrictions and require us to make certain changes to our manufacturing practices and/or product designs, which could negatively impact our business, results of operations, financial condition and competitive position.

Certain public statements with respect to ESG-related matters, such as emissions reduction goals, other environmental targets, or other commitments addressing certain social issues, are becoming increasingly subject to heightened scrutiny from public and governmental authorities, as well as other parties, related to the risk of potential "greenwashing," (i.e., misleading information or false claims overstating potential benefits). For example, the SEC has taken enforcement action against companies for ESG-related misconduct, including greenwashing. Certain regulators, such as the SEC and various state agencies, as well as non-governmental organizations and other private actors have also filed lawsuits under various securities and consumer protection laws alleging that certain ESG-statements, goals or standards were misleading, false or otherwise deceptive. In addition, any alleged claims of greenwashing against us or others in our industry may lead to further negative sentiments and diversion of investments.

Furthermore, certain employment practices and social initiatives are the subject of scrutiny by both those calling for the continued advancement of such policies, as well as those who believe they should be curbed, including government actors, and the complex regulatory and legal frameworks applicable to such initiatives continue to evolve. We cannot be certain of the impact of such regulatory, legal and other developments on our business. More recent political developments could mean that we face increasing criticism or litigation risks from certain "anti-ESG" parties, including various governmental agencies. Such sentiment may focus on our environmental commitments (such as reducing greenhouse gas emissions) or its pursuit of certain employment practices or social initiatives that are alleged to be political or polarizing in nature or are alleged to violate laws based, in part, on changing priorities of, or interpretations by, federal agencies or state governments. Consideration of ESG-related factors in our decision-making could be subject to increasing scrutiny and objection from such anti-ESG parties. As a result, we may face increased litigation risks from private parties and governmental authorities related to our ESG efforts.

Anti-takeover provisions of Delaware law, the Amended and Restated Tax Benefit Preservation Plan (the "Plan"), and provisions in our Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws could make a third-party acquisition of us difficult.

Because we are a Delaware corporation, the anti-takeover provisions of Delaware law could make it more difficult for a third party to acquire control of us, even if the change in control would be supported by our stockholders. We are subject to the provisions of Section 203 of the General Corporation Law of Delaware, which prohibits us from engaging in certain business combinations, unless the business combination is approved in a prescribed manner. In addition, our Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws also contain certain provisions that may make a third-party acquisition of us difficult, including the ability of the Board to issue preferred stock and the requirement that nominations for directors and other proposals by stockholders must be made in advance of the meeting at which directors are elected or the proposals are voted upon.

In addition, the Plan and the amendments to our Amended and Restated Certificate of Incorporation, as amended (the "Charter Amendments") could make an acquisition of us more difficult.

General Risk Factors

Natural disasters or other catastrophic events such as terrorism and war could have an adverse effect on our business.

Natural disasters, such as hurricanes, earthquakes, fires, extreme weather conditions and floods, could adversely affect our operations and financial performance. In addition, climate change may contribute to the increased frequency or intensity of extreme weather events, including storms, wildfires, and other natural disasters. Further, acts of terrorism or war could significantly disrupt our supply chain and access to vital components. Such events have in the past and could in the future result in physical damage to one or more of our facilities, the temporary closure of one or more of our facilities or those of our suppliers, a temporary lack of an adequate work force in a market, a temporary or long-term disruption in the supply of products from local or overseas suppliers or contract manufacturers, a temporary disruption in the transport of goods from overseas, and delays in the delivery of goods. Accordingly, climate change and natural disasters may impact the availability and cost of materials and natural resources, sources and supply of energy necessary for our operations, and could also increase insurance and other operating costs. Many of our facilities around the world (and the operations of our suppliers) are in locations that may be impacted by the physical risks of climate change, and we face the risk of losses incurred as a result of physical damage to our facilities or those of our suppliers, such as loss or spoilage of inventory and business interruption caused by such events. In addition, if there is a natural disaster in any of the locations in which our significant customers are located, our customers may incur losses or sustained business interruption, or both, which may materially impair their ability to continue their purchase of products from us. Public health issues, whether occurring in the United States or abroad, could disrupt our operations, disrupt the operations of suppliers or customers, or have an adverse impact on customer demand. As a result of any of these events, we may be required to suspend operations in some or all of our locations, which could have an adverse effect on our business, financial condition, results of operations, and cash flows. These events could also reduce demand for our products or make it difficult or impossible to receive components from suppliers. Although we maintain business interruption insurance and other insurance intended to cover some or all of these risks, such insurance may be inadequate, whether because of coverage amount, policy limitations, the financial viability of the insurance companies issuing such policies, or other reasons.

System security risks, data protection breaches, and cyber-attacks could compromise our proprietary information, disrupt our internal operations and harm public perception of our products, which could cause our business and reputation to suffer and adversely affect our stock price.

In the ordinary course of business, we store sensitive data, including intellectual property, our proprietary business information and proprietary information of our customers, suppliers and business partners, on our networks. The secure maintenance of this information is critical to our operations and business strategy. Increasingly, companies, including ours, are subject to a wide variety of attacks on their networks on an ongoing basis. Despite our security measures, our information technology and infrastructure may be vulnerable to interruption, disruption, destruction, penetration or attacks due to natural disasters, power loss, telecommunications failure, terrorist attacks, domestic vandalism, Internet failures, computer malware, ransomware, cyberattacks, social engineering attacks, phishing attacks, data breaches and other events unforeseen or generally beyond our control. Additionally, advances in technology, an increased level of sophistication and expertise of hackers, widespread access to generative AI, and new discoveries in the field of cryptography can result in a compromise or breach of our information technology systems or security measures implemented to protect our systems. Any such breach could compromise our systems and networks, which could cause system disruptions or slowdowns and exploitation of security vulnerabilities in our products, and lead to the information stored on our networks being accessed, publicly disclosed, lost or stolen, which could subject us to liability to our customers, suppliers, business partners and others, and cause us reputational and financial harm. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our networks. An increased number of our employees and service providers are working from home and connecting to our networks remotely on less secure systems, which we believe may further increase the risk of, and our vulnerability to, a cyber-attack or breach on our network. Any such actual or perceived security breach, incident or disruption could also divert the efforts of our technical and management personnel and could require us to incur significant costs and operational consequences in connection with investigating, remediating, eliminating and putting in place additional tools, devices, policies, and other measures designed to prevent such security breaches, incidents and system disruptions. Moreover, we could be required by applicable law in some jurisdictions, or otherwise find it appropriate to expend significant capital and other resources, to notify or respond to applicable third parties or regulatory authorities due to any actual or perceived security incidents or breaches to our systems and its root cause.

If an actual or perceived breach of network security occurs in our network or in the network of a customer of our security products, regardless of whether the breach is attributable to our products, the market perception of the effectiveness and safety of our products could be harmed. Because the techniques used by computer programmers and hackers, many of whom are highly sophisticated and well-funded, to access or sabotage networks or systems change frequently and generally are not recognized until after they are used, we may be unable to anticipate or immediately detect these cyber-attacks. This could impede our sales, manufacturing, distribution or other critical functions. In addition, our ability to defend against and mitigate cyberattacks depends in part on prioritization decisions that we and third parties upon whom we rely make to address vulnerabilities and security defects. While we endeavor to address all identified vulnerabilities in our products, we must make determinations as to how we prioritize developing and deploying the respective fixes, and we may be unable to do so prior to an attack. The economic costs to us to eliminate or alleviate cyber or other security problems, bugs, viruses, worms, malicious software systems and security vulnerabilities could be significant and may be difficult to anticipate or measure because the damage may differ based on the identity and motive of the programmer or hacker, which are often difficult to identify. Furthermore, even once a vulnerability has been addressed, for certain of our products, the fix will only be effective once a customer has updated the impacted product with the latest release, and customers that do not install and run the latest supported versions of our products may remain vulnerable to attack.

As cyber-attacks become more sophisticated, the need to develop, modify, upgrade or enhance our information technology infrastructure and measures to secure our business can lead to increased cybersecurity protection costs. Such costs may include making organizational changes, deploying additional personnel and protection technologies, training employees, and engaging third party experts and consultants. These efforts come at the potential cost of revenues and human resources that could be utilized to continue to enhance our product offerings, and such increased costs may adversely affect our operating margins.

Additionally, certain of our suppliers have in the past and may in the future experience cybersecurity attacks that can constrain their capacity and ability to meet our product demands. If our contract manufacturers and suppliers suffer future cyberattacks, our ability to ship products or otherwise fulfill our contractual obligations to our customers could be delayed or impaired which would adversely affect our business, financial results and customer relationships.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

At Aviat, cybersecurity processes, controls and technologies have been implemented to help facilitate the Company's efforts to identify, assess and manage material risks associated with cybersecurity threats.

Risk Management and Strategy

The Company has sought to leverage the National Institute of Standards and Technology Cybersecurity Framework (the "NIST CSF") as a guideline for its cybersecurity framework and to help identify, assess and manage cybersecurity risks related to its business. The Company regularly engages third party experts, including cybersecurity assessors, consultants and auditors to evaluate and test our cybersecurity risk management systems and processes. The Company's partnership with these third parties include regular audits and threat assessments. The Company requires all of its third-party information technology vendors to undergo evaluations by the Company's internal data privacy and data security team as a part of efforts to assess, document and mitigate potential cybersecurity threats associated with the use of such vendors and the software, applications and services they provide.

In addition, we undertake ongoing cyber risk assessments as part of our efforts to detect, evaluate and respond to potential cybersecurity threats, including regular testing by our internal information security team. We require all employees and contractors to participate in cybersecurity training designed to enhance their understanding of cyber threats and their ability to identify and escalate potential incidents. Our vulnerability management program is designed to identify, assess, and remediate cybersecurity threats in our systems, such as through penetration testing.

In 2024, we achieved International Organization for Standardization (ISO) and International Electrotechnical Commission (IEC) 27001 certification. In 2025, we maintained our accreditation, reflecting our commitment to maintaining a robust information security management system. This internationally recognized standard demonstrates that we implemented risk-based controls to protect confidentiality, integrity and availability of critical data. The certification enhances our ability to manage cybersecurity threats, improve compliance posture and support customer trust in our information technology security practices.

Incident Reporting

If cybersecurity incidents occur, certain of the Company's executive leadership team, legal counsel, and Audit Committee would be briefed and a determination would be made as to whether such incident or vulnerability is deemed material to the Company. The Company's incident response plan is tested annually to assess its operational effectiveness. We conduct an annual "tabletop" exercise during which we simulate cybersecurity incidents to help us prepare to respond to a cybersecurity incident and to identify areas for potential improvement.

As of the date of this Annual Report on Form 10-K, the Company does not believe it has encountered, and has not identified any risks from cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company. However, we acknowledge that cybersecurity threats are continually evolving, and the possibility of future cybersecurity incidents remains. Despite the implementation of our cybersecurity processes, our security measures cannot guarantee that a significant cyberattack will not occur. A successful attack on our information technology systems could have significant consequences to the business. See "Item 1A, Risk Factors," for additional information about the risks to our business associated with a breach or compromise to our information technology systems.

Governance

Aviat's Board of Directors has oversight of the Company's cybersecurity risk as a component of its risk management. This includes prioritization of cybersecurity risks and the allocation of resources. The Board of Directors receives regular updates on the Company's cybersecurity program. The Board of Directors have delegated its responsibility for risk management oversight to the Audit Committee, which regularly reviews Aviat's cybersecurity program with the Company's management. The Company's management, including its Senior Director of Information Technology, CFO, and General Counsel, provide the Board of Directors updates regarding current and emerging cybersecurity threats, status of ongoing cybersecurity initiatives, certain incident reports and events, remediation efforts, and compliance with regulatory and industry standards.

The Company's Senior Director of Information Technology is primarily responsible for assessing and managing our material risks from cybersecurity threats, monitoring the effectiveness of our cybersecurity detection and response processes in countering current threats and providing updates to the executive team.

Item 2. *Properties*

The Company leases office space, assembly facilities, repair and service centers, and warehouses in multiple locations in the United States and internationally. Aviat's corporate headquarters is in Austin, Texas and most of its locations based in the United States are in Texas. Internationally, the Company leases facilities throughout Europe, North America, Africa and Asia. The Company owns one facility in Wellington, New Zealand. Refer to Note 4. Leases and Note 5. Balance Sheet Components of the Notes to the consolidated financial statements in this Annual Report on Form 10-K for further information.

Item 3. *Legal Proceedings*

For a discussion of legal proceedings as of June 27, 2025, refer to "Legal Proceedings" and "Contingent Liabilities" under Note 13. Commitments and Contingencies of the Notes to the consolidated financial statements in this Annual Report on Form 10-K.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information on Common Stock

Aviat's common stock is listed and primarily traded on the NASDAQ Global Select Market ("NASDAQ"), under the ticker symbol AVNW. According to the records of the Company's transfer agent, as of September 9, 2025, there were approximately 1,530 holders of record of Aviat's common stock.

Dividend Policy

The Company has not paid cash dividends on its common stock and does not intend to pay cash dividends at this time. The Company intends to retain any earnings for use in its business. In addition, the covenants of the Company's credit facility may restrict it from paying dividends or making other distributions to its stockholders under certain circumstances. Refer to Note 7. Credit Facility and Debt of the Notes to the consolidated financial statements in this Annual Report on Form 10-K for further information.

Sales of Unregistered Securities

During fiscal 2025, the Company did not issue or sell any unregistered securities not previously reported on Form 10-Q or 8-K.

Issuer Purchases of Equity Securities

In November 2021, the Company's Board of Directors approved a stock repurchase program to purchase up to $10.0 million of its common stock. As of June 27, 2025, $6.3 million remains available under the stock repurchase program, and the Company may choose to suspend or discontinue the repurchase program at any time. During the fourth quarter of fiscal 2025, the Company did not repurchase any shares of its common stock.

Performance Graph

The following graph and accompanying data compare the cumulative total return of Aviat's common stock, the NASDAQ Composite Index and the NASDAQ Telecommunications Index for the five-year period ended June 27, 2025. The comparison assumes $100 was invested on July 3, 2020, in the Company's common stock and each of the indices and assumes reinvestment of dividends. The historical stock price performance shown below is not indicative of future price performance. Note that this graph and accompanying data is "furnished," not "filed," with the SEC.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Aviat Networks, Inc., the NASDAQ Composite Index
and the NASDAQ Telecommunications Index



	07/03/20	07/02/21	07/01/22	06/30/23	06/28/24	06/27/25
Aviat Networks, Inc.	$ 100.00	$ 342.98	$ 269.93	$ 358.97	$ 308.58	$ 257.46
NASDAQ Composite	$ 100.00	$ 144.44	$ 110.56	$ 138.22	$ 179.14	$ 206.23
NASDAQ Telecommunications	$ 100.00	$ 133.36	$ 106.76	$ 103.68	$ 116.41	$ 150.86

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following Management's Discussion and Analysis ("MD&A") is intended to help the reader understand Aviat Networks, Inc.'s ("Aviat", the "Company", "we", "us", or "our") results of operations and financial condition during the two-year period ended June 27, 2025. MD&A is provided as a supplement to, and should be read in conjunction with, the Company's consolidated financial statements and accompanying notes. In the discussion herein, the fiscal years ended June 27, 2025, June 28, 2024, and June 30, 2023, are referred to as "fiscal 2025", "fiscal 2024" and "fiscal 2023", respectively. Aviat's fiscal year ends on the Friday nearest to June 30. For a comparison of the results of operations for fiscal 2024 and 2023, refer to Aviat's Annual Report on Form 10-K for the fiscal year ended June 28, 2024, filed with the SEC on October 4, 2024.

Overview

Aviat is a global supplier of microwave networking and access networking solutions, backed by an extensive suite of professional services and support. Aviat sells radios, routers, software and services integral to the functioning of data transport networks. Aviat has more than 3,000 customers and significant relationships with global service providers and private network operators. Aviat's North America manufacturing base consists of a combination of contract manufacturing and assembly and testing operated in Austin, Texas by Aviat. Additionally, Aviat utilizes a contract manufacturer based in Asia for much of its international equipment demand. Aviat's technology is underpinned by more than 400 patents. Aviat competes on the basis of Total Cost of Ownership ("TCO"), microwave radio expertise and solutions for mission critical communications.

Acquisitions

4RF Limited

On July 2, 2024, the Company acquired 4RF Limited ("4RF"), a New Zealand company, Aviat purchased all of the issued and outstanding shares of 4RF in an all-cash transaction for $18.2 million, net of $1.2 million cash acquired. 4F is a leading provider of industrial wireless access solutions, including narrowband point-to-point/multi-point radios and Private LTE and 5G routers. The acquisition of 4RF allows Aviat to expand its product offering for the global industrial wireless access markets including Private LTE/5G. See Note 12. Acquisitions of the Notes to the consolidated financial statements in this Annual Report on Form 10-K (the "Notes") for further information.

NEC's Wireless Transport Business

On May 9, 2023, the Company entered into a Master Sale of Business Agreement (as amended on November 30, 2023, the "Purchase Agreement") with NEC Corporation ("NEC"), to acquire NEC's wireless transport business (the "NEC Transaction"). The Company completed the NEC Transaction on November 30, 2023.

Prior to the acquisition date, NEC was a leader in wireless backhaul networks with an extensive installed base of their Pasolink series products. The completion of the NEC Transaction increases the scale of Aviat, enhances the Company's product portfolio with a greater capability to innovate, and creates a more diversified business. Refer to Note 12. Acquisitions of the Notes to the consolidated financial statements in this Annual Report on Form 10-K for further information.

The fair value of the consideration transferred at the closing of the NEC Transaction was comprised of (i) cash of $32.2 million, and (ii) the issuance of 736,750 shares or $22.3 million of Company common stock. Aggregate consideration transferred at closing was approximately $54.5 million, which is subject to certain post-closing adjustments. In fiscal 2025, the Company transferred consideration of $18.6 million to settle the post-closing working capital adjustment. The Company funded the cash portion of the NEC Transaction with Term Loan borrowings under its Credit Facility (as defined below). Refer to Note 7. Credit Facility and Debt of the Notes for further information.

Redline Communications Group Inc.

In the first quarter of fiscal 2023, the Company acquired all of the issued and outstanding shares of Redline Communications Group Inc. ("Redline"), for a purchase price of $20.4 million. Redline is a leading provider of mission-critical data infrastructure. See Note 12. Acquisitions of the Notes for further information.

Operations Review

The market for mobile backhaul continued to be the Company's primary addressable market segment globally in fiscal 2025. In North America, the Company supported 5G and long-term evolution ("LTE") deployments of its mobile operator customers, public safety network deployments for state and local governments, and private network implementations for utilities and other customers. In international markets, the Company's business continued to rely on a combination of customers increasing their capacity to handle subscriber growth and the ongoing build-out of some large LTE and 5G deployments. Aviat's position continues to be to support its customers for 5G and LTE readiness and ensure that its technology roadmap is well aligned with evolving market requirements. Aviat's strength in turnkey and after-sale support services is a differentiating factor that wins business for the Company and enables it to expand its business with existing customers. Additionally, Aviat operates an e-commerce on-line platform, Aviat Store, that provides low-cost services, a simple experience, and fast delivery to mobile operators and private network customers. In 2025, new U.S. tariffs on foreign imports were proposed, and in certain cases implemented. In response, Aviat implemented mitigation strategies by optimizing its sourcing and operations to minimize the effects and took pricing actions to offset the impact of these tariffs. However, as disclosed in the "Risk Factors" section in Item 1A of this Annual Report on Form 10-K, a number of factors could prevent the Company from achieving its objectives, including ongoing pricing pressures attributable to competition and macroeconomic conditions in the geographic markets that it serves.

Fiscal 2025 Compared to Fiscal 2024

Revenue

The Company manages its sales activities primarily on a geographic basis in North America and three international geographic regions: (1) Africa and the Middle East, (2) Europe and (3) Latin America and Asia Pacific. Revenue by region for fiscal 2025 and 2024 and the related changes were as follows:

	Fiscal Year			
(In thousands, except percentages)	2025	2024	$ Change	% Change
North America	$ 207,606	$ 206,073	$ 1,533	0.7 %
Africa and the Middle East	49,428	48,884	544	1.1 %
Europe	31,713	24,608	7,105	28.9 %
Latin America and Asia Pacific	145,859	128,518	17,341	13.5 %
Total Revenue	$ 434,606	$ 408,083	$ 26,523	6.5 %

The Company achieved revenue growth of 6.5% in fiscal 2025 primarily driven by contributions from the NEC Transaction and the 4RF acquisition, and 21% growth in managed services driven by increased demand on a larger install base. This was partially offset by lower demand for software offerings and equipment, which both decreased 3%. During fiscal 2025, contributions from the NEC Transaction and 4RF acquisition totaled $126.8 million and $25.3 million, respectively.

Revenue in North America increased by $1.5 million in fiscal 2025 primarily due to contributions of the 4RF acquisition of $18.8 million, partially offset by lower mobile operator demand, which decreased $17 million.

Revenue in Africa and the Middle East increased by $0.5 million in fiscal 2025 primarily due to increased demand of managed services and software offerings on a larger install base, which increased 36% and 42%, respectively, partially offset by a 12% decrease in equipment sales.

Revenue in Europe increased by $7.1 million in fiscal 2025 primarily due to increased equipment sales to mobile operators in the region.

Revenue in Latin America and Asia Pacific increased by $17.3 million in fiscal 2025 primarily due to higher demand for Pasolink projects and services increasing 37%, higher demand for software which increased 13%, and contributions from the 4RF acquisition of $5.4 million, partially offset by lower equipment sales to mobile operators.

(In thousands, except percentages)	Fiscal Year		$ Change	% Change
	2025	2024		
Product sales	$ 287,657	$ 274,205	$ 13,452	4.9 %
Services	146,949	133,878	13,071	9.8 %
Total Revenue	$ 434,606	$ 408,083	$ 26,523	6.5 %

Revenue from product sales and services increased by 4.9% and 9.8%, respectively in fiscal 2025 primarily due to the same overall factors of revenue growth discussed previously.

Gross Margin

(In thousands, except percentages)	Fiscal Year		$ Change	% Change
	2025	2024		
Revenue	$ 434,606	$ 408,083	$ 26,523	6.5 %
Cost of revenue	295,170	263,351	31,819	12.1 %
Gross margin	$ 139,436	$ 144,732	$ (5,296)	(3.7)%
% of revenue	32.1 %	35.5 %		
Product margin %	27.7 %	37.4 %		
Service margin %	40.7 %	31.6 %		

Gross margin for fiscal 2025 decreased by $(5.3) million, while gross margin as a percentage of revenue reduced by 3.4 percentage points due to higher volumes on lower margin sales.

Research and Development Expenses

(In thousands, except percentages)	Fiscal Year		$ Change	% Change
	2025	2024		
Research and development expenses	$ 35,768	$ 36,426	$ (658)	(1.8)%
% of revenue	8.2 %	8.9 %		

Research and development expenses decreased by $(0.7) million in fiscal 2025 primarily due to synergies achieved leading to cost optimization from the NEC Transaction.

Selling and Administrative Expenses

(In thousands, except percentages)	Fiscal Year		$ Change	% Change
	2025	2024		
Selling and administrative expenses	$ 89,482	$ 85,038	$ 4,444	5.2 %
% of revenue	20.6 %	20.8 %		

Selling and administrative expenses increased by $4.4 million in fiscal 2025 primarily due to merger and acquisition expenses and additional costs resulting from the NEC Transaction and 4RF acquisition.

Restructuring Charges

(In thousands, except percentages)	Fiscal Year		$ Change	% Change
	2025	2024		
Restructuring charges	$ 3,611	$ 3,867	$ (256)	(6.6)%
% of revenue	0.8 %	0.9 %		

During fiscal 2025 restructuring charges were $3.6 million, a decrease of $(0.3) million compared to fiscal 2024. Fiscal 2025 restructuring activities were primarily associated with reductions in workforce in certain of the Company's operations to optimize skill sets and align cost structure. The prior year comparison period includes restructuring charges primarily associated with the NEC Transaction.

The Company's success in restructuring initiatives has enabled it to restructure specific groups to optimize skill sets and align its organizational structure to execute on strategic deliverables, in addition to aligning cost structure with the core business.

Interest Expense, Net

	Fiscal Year			
(In thousands, except percentages)	2025	2024	$ Change	% Change
Interest expense, net	$ 6,058	$ 2,337	$ 3,721	159.2 %

Interest expense, net increased by $3.7 million in fiscal 2025 primarily due to interest expense incurred on incremental Term Loan borrowings.

Other Expense, Net

	Fiscal Year			
(In thousands, except percentages)	2025	2024	$ Change	% Change
Other expense, net	$ 941	$ 158	$ 783	495.6 %

Other expense, net increased by $0.8 million in fiscal 2025 primarily as a result of foreign exchange rate movement.

Income Taxes

	Fiscal Year			
(In thousands, except percentages)	2025	2024	$ Change	% Change
Income before income taxes	$ 3,576	$ 16,906	$ (13,330)	(78.8)%
Provision for income taxes	2,235	6,146	(3,911)	(63.6)%
As % of income before income taxes	62.5 %	36.4 %		

The Company estimates its annual effective tax rate at the end of each reporting period, and records the tax effect of certain discrete items in the interim period in which they occur, including changes in judgment about uncertain tax positions and deferred tax valuation allowances.

Tax expense was $2.2 million in fiscal 2025 and $6.1 million in fiscal 2024. Tax expense in fiscal 2025 was primarily attributable to tax expense for the U.S. entity, profitable foreign subsidiaries, and withholding taxes, partially offset by a Canada valuation allowance release. Tax expense in fiscal 2024 was primarily attributable to tax expense related to U.S. and profitable foreign subsidiaries, partially offset by Canada valuation allowance release.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted. We continue to analyze the OBBBA and at this time do not expect a material effect on our consolidated financial statements.

Fiscal 2024 Compared to Fiscal 2023

For a comparison of the results of operations for fiscal 2024 and 2023, refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of Aviat's Annual Report on Form 10-K for the fiscal year ended June 28, 2024, filed with the SEC on October 4, 2024.

Liquidity, Capital Resources and Financial Strategies

Sources of Cash

As of June 27, 2025, the Company's total cash and cash equivalents were $59.7 million. Approximately $22.2 million, or 37% was held in the United States. The remaining balance of $37.5 million, or 63% was held outside the United States. Of the amount of cash and cash equivalents held by the Company's foreign subsidiaries on June 27, 2025, $37.1 million was held in jurisdictions where its undistributed earnings are indefinitely reinvested, and if repatriated, would be subject to foreign withholding taxes.

Operating Activities

Operating cash flows is presented as net income adjusted for certain non-cash items and changes in operating assets and liabilities. Net cash provided by operating activities was $5.7 million for fiscal 2025, compared with $30.5 million in the prior year. The $(24.8) million decrease is primarily attributable to decreased net income prior to non-cash adjustments and overall decreases in the net changes in operating assets and liabilities compared to the prior year. Net changes in operating assets and liabilities resulted in $(16.8) million of cash used in operating activities for fiscal 2025, compared to $(2.5) million in fiscal 2024. The $(14.3) million increase compared to the prior year is primarily attributable to increases in inventory as well as an increase in accounts receivable which is primarily driven by increased sales in the year and timing of receiving payments. These impacts were partially offset by an increase in accounts payable due to purchasing of increased inventory as well as the timing of payments as compared to the prior year.

Investing Activities

Net cash used in investing activities was $28.5 million for fiscal 2025, compared to $35.2 million in the prior year. The $6.7 million decrease is driven by prior year cash paid for the NEC Transaction of $32.2 million compared to current year net cash paid for the 4RF acquisition of $18.2 million. This is partially offset by an increase in purchases of property, plant, and equipment of $10.3 million compared to the prior year.

Financing Activities

Financing cash flows consist primarily of borrowings and repayments under the Company's Credit Facility and proceeds from the exercise of employee stock options. Net cash provided by financing activities was $18.7 million for fiscal 2025, compared with $48.7 million in the prior year. The $(30.0) million decrease is primarily due to payment of deferred consideration of $18.6 million related to the NEC acquisition and repayment of $50.6 million in the current year on Term Loan borrowings compared to $1.3 million in the prior year. The decrease is partially offset by increased net borrowings of $15.0 million on the Revolver (as defined below) in the current year.

As of June 27, 2025, the Company's sources of liquidity consisted of $59.7 million in cash and cash equivalents, $51.3 million of available credit under its Credit Facility, and future collections of receivables from customers. The Company regularly requires letters of credit from certain customers, and, from time to time, these letters of credit are discounted without recourse shortly after shipment occurs in order to meet immediate liquidity requirements and to reduce its credit and sovereign risk. Historically, the Company's primary sources of liquidity have been cash flows from operations and credit facilities.

The Company believes that its existing cash and cash equivalents, the available borrowings under its Credit Facility, the availability under its effective shelf registration statement and future cash collections from customers will be sufficient to provide for its anticipated requirements and plans for cash for at least the next 12 months. In addition, the Company believes these sources of liquidity will be sufficient to provide for its anticipated requirements and plans for cash beyond the next 12 months.

Available Credit Facility, Borrowings and Repayment of Debt

The Company entered into a Secured Credit Facility Agreement (the "Credit Facility"), dated May 9, 2023, amended as of November 22, 2023 and October 18, 2024, with Wells Fargo Bank, National Association, as administrative agent, swingline lender and issuing lender and Wells Fargo Securities LLC, Citigroup Global Markets Inc., and Regions Capital Markets as lenders. The Credit Facility provides for a $75.0 million revolving credit facility (the "Revolver") and a $75.0 million Term Loan Facility (the "Term Loan") with a maturity date of October 18, 2029. The $75.0 million Revolver can be borrowed with a $10.0 million sub-limit for letters of credit, and a $10.0 million swingline loan sub-limit. On August 28, 2025, the Company entered into an amendment under the Credit Facility to increase the Term Loan and Revolver commitments by $20 million for each instrument. Refer to Note 7. Credit Facility and Debt and Note 16. Subsequent Events of the Notes for further information.

In November 2023, the Company borrowed $50.0 million against the Term Loan to primarily settle the cash portion of the consideration associated with the NEC Transaction. Refer to Note 12. Acquisitions of the Notes for further information.

As of June 27, 2025, the available credit under the Revolver was $51.3 million, reflecting the available limit of $60.0 million less outstanding letters of credit of $8.7 million. The Company borrowed $95.0 million and repaid $80.0 million against the Revolver in fiscal 2025. The Company borrowed $75.0 million and repaid $50.6 million against the Term Loan in fiscal 2025. As of June 27, 2025, the Company had $73.1 million outstanding under its Term Loan and $15.0 million borrowings under its Revolver.

Outstanding borrowings under the Credit Facility bear interest at either: (a) Adjusted Term Secured Overnight Financing Rate ("SOFR") plus the applicable margin; or (b) the Base Rate plus the applicable margin. The pricing levels for interest rate margins are determined based on the Consolidated Total Leverage Ratio as determined and adjusted quarterly. As of June 27, 2025, the applicable margin on Adjusted Term SOFR and Base Rate borrowings was 2.8% and 1.8%, respectively. The effective rate of interest on the outstanding Term Loan borrowings as of June 27, 2025, was 6.9%.

The Credit Facility requires the Company and its subsidiaries to maintain a fixed charge coverage ratio to be greater than 1.25 to 1.00 as of the last day of any fiscal quarter of the Company. The Credit Facility also requires that the Company maintain a maximum leverage ratio of 3.00 times Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), with a step-down to 2.75 times EBITDA after four full quarters, and 2.50 times EBITDA after eight full quarters. The Credit Facility contains customary affirmative and negative covenants, including, among others, covenants limiting the ability of the Company and its subsidiaries to dispose of assets, permit a change in control, merge or consolidate, make acquisitions, incur indebtedness, grant liens, make investments, make certain restricted payments, and enter into transactions with affiliates, in each case subject to customary exceptions. As of June 27, 2025, the Company was in compliance with all financial covenants contained in the Credit Facility.

Restructuring Payments

The Company had liabilities for restructuring activities totaling $1.8 million as of June 27, 2025, which was classified as current and are expected to be paid in cash within the next 12 months. The Company expects to fund the future payments with available cash and cash provided by operations. Refer to Note 8. Restructuring Activities of the Notes for further information.

Financial Risk Management

In the normal course of doing business, the Company is exposed to the risks associated with foreign currency exchange rates and changes in interest rates. The Company employs established policies and procedures governing the use of financial instruments to manage its exposure to such risks.

Exchange Rate Risk

The Company conducts business globally in numerous currencies and is therefore exposed to foreign currency risks. From time to time, the Company uses derivative instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not hold or issue derivatives for trading purposes or make speculative investments in foreign currencies.

The Company enters into foreign exchange forward contracts to mitigate the change in fair value of specific non-functional currency assets and liabilities on the balance sheet. All balance sheet hedges are marked to market through earnings every period. Changes in the fair value of these derivatives are largely offset by re-measurement of the underlying assets and liabilities. The Company did not have any foreign exchange forward contracts outstanding as of June 27, 2025, or June 28, 2024.

Net foreign exchange (gains) losses recorded in the consolidated statements of operations during fiscal 2025, 2024 and 2023 were $(0.8) million, $(0.3) million and $1.0 million, respectively.

Certain of the Company's international business are transacted in non-U.S. dollar ("USD") currencies. From time to time, the Company utilizes foreign currency hedging instruments to minimize the currency risk of non-USD transactions. The impact of translating the assets and liabilities of foreign operations to USD is included as a component of stockholders' equity. As of June 27, 2025, and June 28, 2024, the cumulative translation adjustment decreased stockholders' equity by $18.8 million and $19.3 million, respectively.

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates relates primarily to its cash equivalents and borrowings under its Credit Facility.

Exposure on Cash Equivalents

The Company had $59.7 million in total cash and cash equivalents as of June 27, 2025. Cash equivalents totaled $6.4 million as of June 27, 2025, and were comprised of money market funds and bank certificates of deposit. Cash equivalents have been recorded at fair value. Fair value is measured using inputs that fall into a three-level hierarchy that prioritizes the inputs used to measure fair value based on observability of such inputs. Refer to Note 6. Fair Value Measurements of Assets and Liabilities of the Notes for further information.

The Company's cash equivalents earn interest at fixed rates; therefore, changes in interest rates will not generate a gain or loss on these investments unless they are sold prior to maturity. The weighted-average days to maturity for cash equivalents held as of June 27, 2025, was approximately 27 days, and these investments had an average yield of approximately 5.0% per annum. A 10% change in interest rates on the Company's cash equivalents is not expected to have a material impact on its financial position, results of operations, or cash flows.

Exposure on Borrowings

As of June 27, 2025, the Company had $73.1 million outstanding under its Term Loan and $15.0 million outstanding under its Revolver. Refer to Note 7 Credit Facility and Debt of the Notes for further information.

The Company's borrowings under the current Credit Facility bear interest at either: (a) Adjusted Term SOFR plus the applicable margin; or (b) the Base Rate plus the applicable margin. The pricing levels for interest rate margins are determined based on the Consolidated Total Leverage Ratio as determined and adjusted quarterly. As of June 27, 2025, the applicable margin on Adjusted Term SOFR and Base Rate borrowings was 2.8% and 1.8%, respectively. The effective rate of interest on the Company's outstanding Term Loan borrowings as of June 27, 2025, was 6.9%.

A 10% change in interest rates is estimated to have a $0.5 million impact on annual interest expense on the Company's outstanding long-term debt as of June 27, 2025.

Critical Accounting Estimates

The Company's consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us.

These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected.

The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

- revenue recognition for estimated costs to complete over-time services;
- inventory valuation and provision for excess and obsolete inventory losses;
- income taxes valuation; and
- business combinations.

In some cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. Our senior management has reviewed these critical accounting policies and related disclosures with the Audit Committee of the Board.

The following is not intended to be a comprehensive list of all of our accounting policies or estimates. Our significant accounting policies are more fully described in Note 1. The Company and Summary of Significant Accounting Policies of the Notes. In preparing our financial statements and accounting for the underlying transactions and balances, we apply those accounting policies. We consider the estimates discussed below as critical to an understanding of our financial statements because their application places the most significant demands on our judgment, with financial reporting results relying on estimates about the effect of matters that are inherently uncertain.

Besides estimates that meet the "critical" accounting estimate criteria, we make many other accounting estimates in preparing our financial statements and related disclosures. All estimates, whether or not deemed critical, affect reported amounts of assets, liabilities, revenue and expenses as well as disclosures of contingent assets and liabilities. Estimates are based on experience and other information available prior to the issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known, including for estimates that we do not deem "critical."

Revenue Recognition

We recognize revenue by applying the following five-step approach: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, we satisfy a performance obligation.

Revenue from services includes certain network planning and design, engineering, installation and commissioning, extended warranty, customer support, consulting, training, and education. Maintenance and support services are generally offered to our customers and recognized over a specified period of time and from sales and subsequent renewals of maintenance and support contracts. The network planning and design, engineering and installation related services noted are recognized based on an over-time recognition model using the cost-input method. Certain judgment is required when estimating total contract costs and progress to completion on the over-time arrangements, as well as whether a loss is expected to be incurred on the contract. The cost estimation process for these contracts is based on the knowledge and experience of the Company's project managers, engineers, and financial professionals. Changes in job performance and job conditions are factors that influence estimates of the total costs to complete those contracts and the Company's revenue recognition. If circumstances arise that change the original estimates of revenues, costs, or extent of progress toward completion, revisions to the estimates are made in a timely manner. These revisions may result in increases or decreases in estimated revenues or costs, and such revisions are reflected in income in the period in which the circumstances that gave rise to the revision become known to us. As of June 27, 2025, favorable and unfavorable changes in contract estimates are not considered material for each period presented. We perform ongoing profitability analysis of our service contracts accounted for under this method to determine whether the latest estimates of revenues, costs, and profits require updating. In rare circumstances if these estimates indicate that the contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately. As of June 27, 2025, contract losses recognized are not considered material during each period presented and there are no material loss contracts for each period presented.

Inventory Valuation and Provisions for Excess and Obsolete Losses

Our inventories have been valued at the lower of cost or net realizable value. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. We balance the need to maintain prudent inventory levels to ensure competitive delivery performance with the risk of excess or obsolete inventory due to changing technology and customer requirements, and new product introductions. The manufacturing of our products is handled primarily by contract manufacturers. Our contract manufacturers procure components and manufacture our products based on our forecast of product demand. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand, the stage of the product life cycle, anticipated end of product life and production requirements. Several factors may influence the sale and use of our inventories, including decisions to exit a product line, technological change, new product development and competing product offerings. These factors could result in a change in the amount of obsolete inventory quantities on hand. Additionally, our estimates of future product demand may prove to be inaccurate, in which case the provision required for excess and obsolete inventory may be overstated or understated. In the future, if we determine that our inventory is overvalued, we would be required to recognize such costs in cost of product sales and services in our consolidated statements of operations at the time of such determination. In the case of goods which have been written down below cost at the close of a fiscal quarter, such reduced amount is considered the new lower cost basis for subsequent accounting purposes, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. We did not make any material changes in the valuation methodology during the past three fiscal years.

Our customer service inventories are stated at the lower of cost or net realizable value. We carry service parts because we generally provide product warranty for 12 to 36 months and earn revenue by providing enhanced and extended warranty and repair service during and beyond this warranty period. Customer service inventories consist of both component parts, which are primarily used to repair defective units, and finished units, which are provided for customer use permanently or on a temporary basis while the defective unit is being repaired. We record adjustments to reduce the carrying value of customer service inventories to their net realizable value. Factors influencing these adjustments include product life cycles, end of service life plans and volume of enhanced or extended warranty service contracts. Estimates of net realizable value involve significant estimates and judgments about the future, and revisions would be required if these factors differ from our estimates.

Income Taxes Valuation

We record the estimated future tax effects of temporary differences between the tax basis of assets and liabilities of amounts reported in our consolidated balance sheets, as well as operating loss and tax credit carryforwards. Certain judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the opening and closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences may result in an increase or decrease to our tax provision in a subsequent period in which such determination is made.

We record deferred taxes by applying enacted statutory tax rates to the respective jurisdictions and follow specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded on the consolidated balance sheets and provide necessary valuation allowances as required. Future realization of deferred tax assets ultimately depends on meeting certain criteria in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, Income Taxes ("ASC 740"). One of the major criteria is the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carry-back or carry-forward periods available under the tax law. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. Our judgments regarding future profitability may change due to many factors, including future market conditions and our ability to successfully execute our business plans and/or tax planning strategies. Should there be a change in our ability to recover our deferred tax assets, our tax provision would increase or decrease in the period in which the assessment is changed.

The accounting estimates related to the liability for uncertain tax position require us to make judgments regarding the sustainability of each uncertain tax position based on its technical merits. It is inherently difficult and subjective to estimate our reserves for the uncertain tax positions. Although we believe our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will be the same as these estimates. These estimates are updated quarterly based on factors such as changes in facts or circumstances, changes in tax law, new audit activity, and effectively settled issues.

Business Combinations

The Company accounts for acquisitions as required by FASB ASC Topic 805, Business Combinations ("ASC 805"). Under the acquisition method of accounting, the assets and liabilities of acquired businesses are recorded at their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and involves the use of significant estimates and assumptions to properly allocate purchase price consideration between the fair value of the assets acquired and liabilities assumed. The Company leverages independent third-party valuations in determining the estimated fair values of acquired tangible assets, identifiable intangible assets, and assumed liabilities. If assumptions or estimates used in determining fair values change based on information that becomes available during the one-year period from the acquisition date, we record measurement period adjustments to the assets acquired and liabilities assumed with a corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Impact of Recently Issued Accounting Pronouncements

Refer to Note 1. The Company and Summary of Significant Accounting Policies of the Notes for a full description of recently issued accounting pronouncements, including the respective expected dates of adoption and effects on the consolidated financial position and results of operations.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

In the normal course of doing business, the Company is exposed to the risks associated with foreign currency exchange rates and changes in interest rates. The Company has established policies and procedures governing the use of financial instruments to manage its exposure to such risks. For a discussion of such policies and procedures and the related risks, see "Financial Risk Management" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," which is incorporated by reference into this Item 7A.

Item 8. *Financial Statements and Supplementary Data*

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Aviat Networks, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aviat Networks, Inc. and subsidiaries (the "Company") as of June 27, 2025 and June 28, 2024, the related consolidated statements of operations, comprehensive income, cash flows, and equity, for each of the three fiscal years in the period ended June 27, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 27, 2025 and June 28, 2024, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 27, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 27, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 10, 2025, expressed an adverse opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition — Service Revenues - Estimated Costs to Complete - Refer to Note 3 to the financial statements

Critical Audit Matter Description

The Company recognizes revenue from two primary sources: products and services. Revenues from services include revenues from network planning and design, engineering and installation-related services. Long term contracts for these services are recognized based on an over-time recognition model using the cost-input method. Judgment is required when estimating total contract costs. The cost estimation process for these contracts is based on the knowledge and experience of the Company's project managers, engineers, and financial professionals. Changes in job performance and job conditions are factors that influence estimates of the total costs to complete those contracts and the Company's revenue recognition.

We identified estimated costs to complete for open over-time revenue contracts at year end as a critical audit matter. The determination of the total estimated cost and progress toward completion requires management to make significant estimates and assumptions. Changes in these estimates can have a significant impact on the revenue recognized each period. Auditing these elements involved especially challenging and subjective auditor judgment in evaluating the reasonableness of management's assumptions and estimates over the duration of these contracts.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates of costs to complete for open over-time revenue contracts used to recognize service revenues included the following, among others:

- We selected a sample of revenue contracts and performed the following:

  ○ Tested the accuracy and completeness of the costs incurred to date

  ○ Evaluated the estimates of cost to complete for a sample of open over-time contracts by:

    ▪ Comparing costs incurred to date to the costs management estimated to be incurred to date

    ▪ Evaluating the progress to completion by performing inquiries of project managers and assessing the nature of activities required to complete

    ▪ Comparing management's estimates of gross margin for the selected contracts to the gross margin of similar contracts, when applicable

  ○ Tested the mathematical accuracy of management's calculation of revenue for the contract

- We developed an expectation of service revenue by creating an independent estimate of gross margin based on historical margin rates and compared it to the recorded service revenue

- We performed a lookback to evaluate management's ability to estimate costs accurately by making a selection of changes in estimates during the year and testing whether the change in estimate was properly supported and recorded within the correct period

/s/ Deloitte & Touche LLP

Austin, Texas
September 10, 2025

We have served as the Company's auditor since fiscal year 2023.

AVIAT NETWORKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Fiscal Year Ended				
(In thousands, except per share amounts)		June 27, 2025		June 28, 2024		June 30, 2023
Revenues:						
Product sales	$	287,657	$	274,205	$	238,579
Services		146,949		133,878		105,854
Total revenues		434,606		408,083		344,433
Cost of revenues:						
Product sales		208,017		171,783		150,637
Services		87,153		91,568		71,414
Total cost of revenues		295,170		263,351		222,051
Gross margin		139,436		144,732		122,382
Operating expenses:						
Research and development		35,768		36,426		24,908
Selling and administrative		89,482		85,038		69,842
Restructuring charges		3,611		3,867		3,012
Total operating expenses		128,861		125,331		97,762
Operating income		10,575		19,401		24,620
Interest expense, net		6,058		2,337		532
Other expense, net		941		158		2,774
Income before income taxes		3,576		16,906		21,314
Provision for income taxes		2,235		6,146		11,145
Net income	$	1,341	$	10,760	$	10,169
Net income attributable to Aviat Networks	$	1,341	$	10,760	$	10,169
Net income per share of common stock outstanding:						
Basic	$	0.11	$	0.88	$	0.90
Diluted	$	0.10	$	0.86	$	0.86
Weighted average shares outstanding:						
Basic		12,681		12,182		11,358
Diluted		12,826		12,456		11,855

See accompanying Notes to Consolidated Financial Statements

AVIAT NETWORKS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal Year Ended		
(In thousands)	June 27, 2025	June 28, 2024	June 30, 2023
Net income	$ 1,341	$ 10,760	$ 10,169
Other comprehensive income (loss):			
Net change in cumulative translation adjustment	505	(3,316)	25
Other comprehensive income (loss)	505	(3,316)	25
Comprehensive income	$ 1,846	$ 7,444	$ 10,194

See accompanying Notes to Consolidated Financial Statements

AVIAT NETWORKS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and par value amounts)		June 27, 2025		June 28, 2024
ASSETS				
Current Assets:				
Cash and cash equivalents	$	59,690	$	64,622
Accounts receivable, net		180,321		158,013
Unbilled receivables		105,870		90,525
Inventories		83,979		62,267
Assets held for sale		—		2,720
Other current assets		33,715		27,076
Total current assets		463,575		405,223
Property, plant and equipment, net		17,453		9,480
Goodwill		19,655		8,217
Intangible assets, net		26,897		13,644
Deferred income taxes		88,149		83,112
Right-of-use assets		3,113		3,710
Other assets		14,454		11,837
Total assets	$	633,296	$	535,223
LIABILITIES AND EQUITY				
Current Liabilities:				
Accounts payable	$	148,093	$	92,854
Accrued expenses		38,897		42,148
Operating lease liabilities		1,090		1,006
Advance payments and unearned revenue		73,735		58,839
Other current liabilities		1,757		21,614
Current portion of long-term debt		18,624		2,396
Total current liabilities		282,196		218,857
Long-term debt		68,966		45,954
Unearned revenue		8,063		7,413
Long-term operating lease liabilities		2,241		2,823
Other long-term liabilities		430		394
Reserve for uncertain tax positions		3,242		3,485
Deferred income taxes		4,975		412
Total liabilities		370,113		279,338
Commitments and contingencies (Note 13)				
Stockholders' equity				
Preferred stock, $0.01 par value; 50.0 million shares authorized; none issued		—		—
Common stock, $0.01 par value; 300.0 million shares authorized; 12.7 million and 12.6 million shares issued and outstanding as of June 27, 2025 and June 28, 2024, respectively		127		126
Treasury stock 0.2 million and 0.2 million shares as of June 27, 2025 and June 28, 2024, respectively		(7,076)		(6,479)
Additional paid-in-capital		866,119		860,071
Accumulated deficit		(577,172)		(578,513)
Accumulated other comprehensive loss		(18,815)		(19,320)
Total stockholders' equity		263,183		255,885
Total liabilities and stockholders' equity	$	633,296	$	535,223

See accompanying Notes to Consolidated Financial Statements

AVIAT NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Fiscal Year Ended		
	June 27, 2025	June 28, 2024	June 30, 2023
Operating Activities			
Net income	$ 1,341	$ 10,760	$ 10,169
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation of property, plant and equipment	5,338	3,991	5,475
Amortization of intangible assets	2,707	1,002	704
Provision for uncollectible receivables	1,729	1,300	467
Share-based compensation	7,067	7,341	6,720
Deferred taxes	182	3,625	9,012
Inventory write-downs	2,430	3,952	2,138
Non-cash lease expense	1,518	948	639
Net (gain) loss on marketable securities	(103)	41	1,734
Other non-cash operating activities, net	355	128	67
Changes in operating assets and liabilities:			
Accounts receivable	(28,968)	(9,266)	(24,754)
Unbilled receivables	(15,277)	(34,856)	(12,398)
Inventories	(24,363)	1,589	(4,892)
Accounts payable	49,931	16,551	16,040
Accrued expenses	(7,328)	15,094	(4,306)
Advance payments and unearned revenue	15,646	11,814	6,254
Income taxes payable	2,164	1,445	710
Other assets and liabilities	(8,648)	(4,919)	(15,423)
Net cash provided by (used in) operating activities	5,721	30,540	(1,644)
Investing Activities			
Purchases of property, plant and equipment	(12,970)	(2,675)	(5,335)
Purchases of marketable securities	—	(925)	—
Proceeds from sale of marketable securities	—	538	9,157
Proceeds from sale of assets held for sale	2,589	—	—
Acquisitions, net of cash acquired	(18,150)	(32,161)	(15,769)
Net cash used in investing activities	(28,531)	(35,223)	(11,947)
Financing Activities			
Proceeds from revolver	95,000	33,200	102,200
Repayments of revolver	(80,000)	(33,200)	(102,200)
Proceeds from term loan	75,000	50,000	—
Repayments of term loan	(50,625)	(1,250)	—
Payments of deferred financing costs	(529)	(79)	(753)
Payments of deferred consideration for acquisitions	(18,552)	—	—
Payments for repurchase of common stock — treasury shares	(597)	(332)	—
Payments for taxes related to net settlement of equity awards	(1,245)	(696)	(1,198)
Proceeds from issuance of common stock under employee stock plans	228	1,058	1,270

Net cash provided by (used in) financing activities		18,680		48,701	(681)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash		1,209		(1,605)	(311)
Net (decrease) increase in cash, cash equivalents and restricted cash		(2,921)		42,413	(14,583)
Cash, cash equivalents, and restricted cash, beginning of year		64,934		22,521	37,104
Cash, cash equivalents, and restricted cash, end of year	$	62,013	$	64,934	$ 22,521

		Fiscal Year Ended			
(In thousands)		**June 27, 2025**		**June 28, 2024**	**June 30, 2023**
Non-cash investing and financing activities:					
Unpaid property, plant and equipment	$	3,686	$	3,574	$ 168
Common stock issued in connection with acquisition		—		22,331	—
Supplemental disclosures of cash flow information:					
Cash paid for interest	$	6,681	$	2,517	$ 880
Cash paid for income taxes, net		1,722		808	1,613

See accompanying Notes to Consolidated Financial Statements

AVIAT NETWORKS, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands)	Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity
	Shares	$ Amount	Shares	$ Amount				
Balance as of July 1, 2022	**11,161**	**$ 112**	**195**	**$ (6,147)**	**$ 823,259**	**$ (599,442)**	**$ (16,029)**	**$ 201,753**
Net income	—	—	—	—	—	10,169	—	10,169
Other comprehensive income	—	—	—	—	—	—	25	25
Issuance of common stock under employee stock plans	396	3	—	—	1,267	—	—	1,270
Shares withheld for taxes related to vesting of equity awards	(39)	—	—	—	(1,198)	—	—	(1,198)
Stock repurchase	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	6,720	—	—	6,720
Balance as of June 30, 2023	**11,518**	**$ 115**	**195**	**$ (6,147)**	**$ 830,048**	**$ (589,273)**	**$ (16,004)**	**$ 218,739**
Net income	—	—	—	—	—	10,760	—	10,760
Other comprehensive loss	—	—	—	—	—	—	(3,316)	(3,316)
Issuance of common stock under employee stock plans	400	4	—	—	1,054	—	—	1,058
Shares withheld for taxes related to vesting of equity awards	(22)	—	—	—	(696)	—	—	(696)
Stock repurchase	(11)	—	11	(332)	—	—	—	(332)
Share-based compensation	—	—	—	—	7,341	—	—	7,341
Common stock issued in connection with acquisition	737	7	—	—	22,324	—	—	22,331
Balance as of June 28, 2024	**12,622**	**$ 126**	**206**	**$ (6,479)**	**$ 860,071**	**$ (578,513)**	**$ (19,320)**	**$ 255,885**
Net income	—	—	—	—	—	1,341	—	1,341
Other comprehensive income	—	—	—	—	—	—	505	505
Issuance of common stock under employee stock plans	208	2	—	—	226	—	—	228
Shares withheld for taxes related to vesting of equity awards	(50)	—	—	—	(1,245)	—	—	(1,245)
Stock repurchase	(40)	(1)	40	(597)	—	—	—	(598)
Share-based compensation	—	—	—	—	7,067	—	—	7,067
Balance as of June 27, 2025	**12,740**	**$ 127**	**246**	**$ (7,076)**	**$ 866,119**	**$ (577,172)**	**$ (18,815)**	**$ 263,183**

See accompanying Notes to Consolidated Financial Statements

AVIAT NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company and Summary of Significant Accounting Policies

The Company

Aviat Networks, Inc. ("Aviat," the "Company," "we," "us," and "our") designs, manufactures, and sells wireless networking and access networking solutions and services to mobile and fixed telephone service providers, private network operators, government agencies, transportation and utility companies, public safety agencies and broadcast system operators across the globe. Aviat's products include broadband wireless access base stations and customer premises equipment for fixed and mobile, point-to-point digital microwave radio systems for access, backhaul, trunking and license-exempt applications, supporting new network deployments, network expansion, and capacity upgrades.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority owned subsidiaries. All intercompany transactions and accounts have been eliminated. Certain amounts in the consolidated financial statements have been reclassified for comparative purposes to conform to the current period consolidated financial statement presentation.

Aviat's fiscal year includes 52 or 53 weeks and ends on the Friday nearest to June 30. This was June 27, 2025, for fiscal 2025, June 28, 2024, for fiscal 2024 and June 30, 2023, for fiscal 2023. Fiscal 2025, 2024 and 2023 includes 52 weeks. In the notes to consolidated financial statements, we refer to our fiscal years as "fiscal 2025", "fiscal 2024" and "fiscal 2023."

Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") requires the Company to make estimates, assumptions and judgments affecting the amounts reported and related disclosures. Estimates are based upon historical factors, current circumstances and the experience and judgment of management. The Company evaluates estimates and assumptions on an ongoing basis and may employ outside experts to assist in making these evaluations. Changes in such estimates, based on more accurate information, or different assumptions or conditions, may affect amounts reported in future periods. Such estimates affect significant items, including revenue recognition, provision for uncollectible receivables, inventory valuation, goodwill and identified intangible assets in business combinations, valuation allowances for deferred tax assets and uncertainties in income taxes. Actual results may differ materially from estimates.

Cash, Cash Equivalents and Restricted Cash

All highly liquid investments with an original maturity of three months or less at the date of purchase are considered to be cash equivalents. Cash equivalents are carried at amortized cost, which approximates fair value due to the short-term nature of these investments. Investments with an original maturity of greater than three months are accounted for as short-term investments and are classified as such at the time of purchase.

The Company's cash and cash equivalents are held at several major financial institutions, which often significantly exceed Federal Deposit Insurance Corporation insured limits. However, a substantial portion of the cash equivalents is invested in prime money market funds which are backed by the securities in the fund.

Cash and cash equivalents that are restricted as to withdrawal or usage under the terms of contractual agreements are recorded as restricted cash. The Company's restricted cash is included in long-term other assets on the consolidated balance sheets and represents the cash balance on its disability insurance voluntary plan account that cannot be used for any operating purposes other than to pay benefits to the insured employees.

Significant Concentrations

The Company typically invoices customers for the sales order (or contract) value of the related products delivered at various milestones, including order receipt, shipment, installation and acceptance and for services when rendered. The Company's trade receivables are derived from sales to customers located in North America, Latin America, Europe, Africa, the Middle East, and Asia-Pacific.

Accounts receivable is presented net of allowance for expected credit losses to reflect any loss anticipated on the collection of the Company's trade receivable balances. The allowance for expected credit losses is based on historical loss information, customer financial condition, and economic and geopolitical conditions for the locations where the Company's customers operate. Accounts receivable amounts are written off when attempts to collect outstanding amounts have been exhausted or there are other indicators that the amounts are no longer collectible.

The Company regularly requires letters of credit from certain customers and, from time to time, discounts these letters of credit issued by customers through various financial institutions. The discounting of letters of credit depends on many factors, including the willingness of financial institutions to discount the letters of credit and the cost of such arrangements. Under these arrangements, collection risk is fully transferred to the financial institutions. Financing charges on discounting the letters of credit are recorded as interest expense.

During fiscal 2025, 2024 and 2023, no customer accounted for more than 10% of total revenue. As of June 27, 2025, and June 28, 2024, no customer accounted for more than 10% of accounts receivable.

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash equivalents, trade accounts receivable and from time to time, financial instruments used in foreign currency hedging activities. The Company invests excess cash primarily in prime money market funds and certificates of deposit. The Company is exposed to credit risks related to such instruments in the event of default or decrease in credit-worthiness of the issuers of the investments. Risks associated with the Company's cash and cash equivalents are mitigated by banking with creditworthy institutions.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable, as the majority of customers are large, well-established companies. However, in certain circumstances, the Company may require letters of credit, additional guarantees or advance payments. The Company maintains allowances for expected credit losses, but historically has not experienced any significant losses related to any particular geographic area. The Company's customers are primarily in the telecommunications industry, and its accounts receivable is exposed to similar credit risk characteristics as that industry.

Inventories

The Company engages third parties to manufacture its products and procures its raw materials from third-party suppliers. In addition, certain strategic component inventory is consigned to third-party manufacturers. Other components included in the Company's products are sourced from various suppliers and are principally industry standard parts and components that are available from multiple vendors. The inability of a contract manufacturer or supplier to fulfill the Company's supply requirements or changes in their financial or business condition could disrupt the Company's ability to supply quality products to its customers, and thereby may have a material adverse effect on the Company's business and operating results.

Inventories are valued at the lower of cost or net realizable value. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Cost is determined using standard cost, which approximates actual cost on a weighted-average first-in-first-out basis, or in certain circumstances actual cost. The Company regularly reviews inventory quantities on hand and records adjustments to reduce the cost of inventory for excess and obsolete inventory based primarily on estimated forecast of product demand and production requirements. Inventory adjustments are measured as the difference between the cost of the inventory and net realizable value based upon assumptions about future demand and charged to the provision for inventory, which is a component of cost of sales. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and any subsequent improvements in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

The Company stocks customer service related inventories such as service parts because the Company provides product warranties for 12 to 36 months and earns revenue by providing enhanced and extended warranty and repair service during and beyond this warranty period. Customer service related inventories consist of both component parts, which are primarily used to repair defective units, and finished units, which are provided for customer use permanently or on a temporary basis while the defective unit is being repaired. The Company records adjustments to reduce the carrying value of customer service inventories to their net realizable value. Factors influencing these adjustments include product life cycles, end of service life plans and volume of enhanced or extended warranty service contracts. Estimates of net realizable value involve significant estimates and judgments about the future, and revisions would be required if these factors differ from estimates. Refer to Note 5. Balance Sheet Components for further information.

Property, Plant and Equipment

Property, plant and equipment are stated on the basis of cost less accumulated depreciation. The Company capitalizes costs of software, consulting services, hardware and other related costs incurred to purchase or develop internal-use software. Costs incurred during preliminary project assessment, re-engineering, training and application maintenance are charged to expense.

Depreciation is charged to expense on a straight-line basis over the estimated useful lives of the respective assets. Leasehold improvements are depreciated on a straight-line basis over the shorter of the remaining lease term or the estimated useful life of the improvements. The useful lives of the assets are generally as follows:

Buildings	40 years
Leasehold improvements	2 to 10 years
Software and equipment	2 to 5 years

Expenditures for maintenance and repairs are charged to expense as incurred and are included in cost of revenues and selling and administrative expenses on the consolidated statements of operations. Cost and accumulated depreciation of assets sold or retired are removed from the respective property accounts, and any gain or loss is reflected on the consolidated statements of operations.

Business Combinations

The Company accounts for acquisitions as required by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 805, Business Combinations ("ASC 805"). Under the acquisition method of accounting, the assets and liabilities of acquired businesses are recorded at their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and involves the use of significant estimates and assumptions to properly allocate purchase price consideration between the fair value of the assets acquired and liabilities assumed. The Company leverages independent third-party valuations in determining the estimated fair values of acquired tangible assets, identifiable intangible assets, and assumed liabilities. If assumptions or estimates used in determining fair values change based on information that becomes available during the one-year period from the acquisition date, we record measurement period adjustments to the assets acquired and liabilities assumed with a corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Goodwill

The Company accounts for goodwill as required by FASB ASC Topic 350, Intangibles - Goodwill and Other ("ASC 350"). The Company tests goodwill for impairment on an annual basis and when events occur that may suggest that the fair value of such assets cannot support the carrying value. ASC 350 gives an entity the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the quantitative impairment test is unnecessary. However, if an entity concludes otherwise, then the quantitative impairment test shall be used to identify the impairment and measure the amount of an impairment loss to be recognized (if applicable).

The Company tests goodwill for impairment on an annual basis on the first day of its fourth fiscal quarter. The Company has one reporting unit. A qualitative assessment was performed for fiscal 2025. This assessment considered changes in the Company's projected future cash flows and discount rates, recent market transactions and overall macroeconomic conditions. Based on this assessment, the Company concluded that it was more likely than not that the estimated fair value of its reporting unit was higher than its carrying value and that the performance of a quantitative impairment test was not required. Refer to Note 10. Segment and Geographic Information, Note 12. Acquisitions, and Note 14. Goodwill and Intangible Assets for further information.

Valuation of Long-Lived Assets

The Company periodically reviews the carrying value of its long-lived assets, including finite-lived intangibles, and property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable or that the assigned useful lives may no longer be appropriate. Impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets. If impairment exists, the impairment loss is measured and recorded based on discounted estimated future cash flows. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. The Company's estimate of future cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. The actual cash flows realized from these assets may vary significantly from estimates. There were no impairment losses recorded for fiscal 2025, 2024 and 2023.

The Company amortizes the cost of finite-lived intangible assets on a straight-line basis over their estimated useful lives, which approximates the pattern of economic benefit. Refer to Note 14. Goodwill and Intangible Assets for further information.

Warranties

On product sales, the Company provides for future warranty costs upon product delivery. The specific terms and conditions of those warranties vary depending upon the type of product sold and country of delivery. In the case of products sold by the Company, product warranties generally start from the delivery date and continue for one to three years, depending on the terms.

Many of the Company's products are manufactured to customer specifications and their acceptance is based on meeting those specifications. Factors that affect our warranty liabilities include the number of product units subject to warranty protection, historical experience and management's judgment regarding anticipated rates of warranty claims and cost per claim. We assess the adequacy of our recorded warranty liabilities every quarter and make adjustments to the liabilities as necessary. Refer to Note 5. Balance Sheet Components for further information.

Leases

The Company leases office space, assembly facilities, repair and service centers, and warehouses globally under non-cancelable operating lease agreements. The Company determines if an arrangement contains a lease at inception. Operating lease right-of-use assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company's leases do not provide an implicit rate, the Company's incremental borrowing rate based on the remaining lease term at commencement date is used in determining the present value of future payments. The operating lease right-of-use assets also include any lease payments made and exclude lease incentives and initial direct costs incurred. Variable lease payments are expensed as incurred and are not included within the right-of-use asset and lease liability calculation. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Certain of the Company's lease arrangements include non-lease components and the Company accounts for non-lease components together with lease components for all such lease arrangements.

Leases with an initial term of 12 months or less are not recorded on our consolidated balance sheets. Lease expense for these leases is recognized on a straight-line basis over the lease term. Refer to Note 4. Leases for further information.

Foreign Currency Translation

The functional currency of certain of the Company's international subsidiaries is the United States ("U.S.") dollar. Determination of the functional currency is dependent upon the economic environment in which an entity operates as well as the customers and suppliers the entity conducts business with. Changes in facts and circumstances may occur which could lead to a change in the functional currency of that entity. Accordingly, all non-functional currency denominated monetary assets and liabilities of these subsidiaries are re-measured into U.S. dollars at the current exchange rate as of the applicable balance sheet date. Non-monetary assets and liabilities are measured at historical rates.

All other international subsidiaries use their respective local currency as their functional currency. Assets and liabilities of these subsidiaries are translated at the current exchange rates in effect at the balance sheet date, and income and expense accounts are translated at average exchange rates during the period. The resulting translation adjustments are included in accumulated other comprehensive loss.

Gains and losses resulting from foreign exchange transactions and re-measurement of monetary assets and liabilities in non-functional currencies are included in other expense (income), net in the accompanying consolidated statements of operations, based on the nature of the transactions. Net foreign exchange (gains) losses recorded in the consolidated statements of operations during fiscal 2025, 2024 and 2023 were $(0.8) million, $(0.3) million and $1.0 million, respectively.

Retirement Benefits

The Company provides retirement benefits to substantially all employees primarily through its defined contribution retirement plans. These plans have matching and savings elements. Contributions by the Company to these retirement plans are based on profits and employees' savings with no other funding requirements. Contributions to retirement plans are expensed as incurred. Retirement plan expense incurred in fiscal 2025, 2024 and 2023 was $3.3 million, $2.8 million, and $2.1 million, respectively. Retirement plan expenses are included in cost of revenues, research and development, and selling and administrative expenses on the consolidated statements of operations.

Revenue Recognition

The Company recognizes revenue by applying the five-step approach in accordance with FASB ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"): (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, we satisfy a performance obligation. Refer to Note 3. Revenue Recognition for further information.

Cost of Product Sales and Services

Cost of sales consists primarily of materials, labor and overhead costs incurred internally and amounts incurred for contract manufacturers to produce the Company's products, personnel and other implementation costs incurred to install the Company's products and train customer personnel, and customer service and third party original equipment manufacturer costs to provide continuing support to customers.

Shipping and handling costs are included as a component of costs of product sales in the consolidated statements of operations because they are also included as a component of revenue billed to customers.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were not material during fiscal 2025, 2024 and 2023.

Presentation of Transactional Taxes Collected from Customers and Remitted to Government Authorities

Transactional taxes such as sales and use tax collected from customers and remitted to governmental authorities are presented on a net basis.

Research and Development Costs

The Company's research and development costs, which include costs in connection with new product development, improvement of existing products, process improvement, and product use technologies, are generally charged to operations in the period in which they are incurred. For certain software projects under development, development costs are capitalized during the period between determining technological feasibility of the product and commercial release and are included in long-term other assets on the consolidated balance sheets. The amortization of capitalized development costs begins upon commercial release, generally over three years. To date, the amount of development costs capitalized and amortized have not been material.

Share-Based Compensation

The Company has one stock incentive plan for its employees and non-employee directors. The stock incentive plan permits the Company to grant share-based awards in the form of options, restricted stock awards and units and performance share awards and units.

The estimated grant date fair value of share-based awards is amortized over the requisite service period or vesting term. For non-qualified stock options, the Black-Scholes option pricing model is used to estimate the fair value as of the grant date. The determination of the fair value of stock option awards is affected by the Company's stock price and assumptions regarding a number of variables. These variables include the Company's expected stock price volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, the risk-free interest rate and expected dividend yield. Due to the inherent limitations of option valuation models, including consideration of future events that are unpredictable and the estimation process utilized in determining the valuation of the share-based awards, the ultimate value realized by the Company's employees may vary significantly from the amounts expensed in its financial statements. For restricted stock awards and units and performance share awards and units with performance conditions, the market price of the Company's common stock on the date of the grant is used to estimate the fair value. For performance share awards and units with market conditions, the fair value is estimated using a Monte-Carlo simulation model as of the grant date. The Company recognizes forfeitures of share-based awards as they occur.

The Company recognizes compensation cost for share-based payment awards on a straight-line basis over the requisite service period. For an award that has a graded vesting schedule, compensation expense is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date.

For awards with a performance condition vesting feature, share-based compensation costs are recognized when achievement of the performance conditions is considered probable. Any previously recognized compensation cost is reversed if the performance condition is not satisfied or if it is not probable that the performance conditions will be achieved. For awards with a market condition vesting feature, share-based compensation costs are recognized over the period the requisite service is rendered, regardless of when, and if ever, the market condition is satisfied.

Restructuring Charges

Restructuring charges represent expenses incurred in connection with certain cost reduction programs that the Company has implemented, and consists of the costs of employee termination costs, lease and other contract termination charges and other costs of exiting activities or geographies. A liability for costs associated with an exit or disposal activity is measured at its fair value when the liability is incurred. Expenses for one-time termination benefits are recognized at the date the employee is notified, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period. The Company recognizes severance benefits provided as part of an ongoing benefit arrangement when the payment is probable and the amounts can be reasonably estimated. Liabilities related to termination of an operating lease or contract are measured and recognized at fair value when the contract does not have any future economic benefit to the entity and the fair value of the liability is determined based on the present value of the remaining lease obligations, adjusted for the effects of deferred items recognized under the lease, and reduced by estimated sublease rentals that could be reasonably obtained for the property. The assumptions in determining such estimates include anticipated timing of sublease rentals and estimates of sublease rental receipts and related costs based on market conditions. All other costs related to an exit or disposal activity are expensed as incurred. Refer to Note 8. Restructuring Activities for further information.

Income Taxes and Related Uncertainties

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax basis of assets and liabilities, as measured by tax rates at which temporary differences are expected to reverse as well as operating loss and tax credit carry forwards. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities. A valuation allowance is established to offset any deferred tax assets if, based upon the available information, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company is required to compute its income taxes in each federal, state, and foreign jurisdiction the Company operates. This process requires that the Company estimate the current tax exposure as well as assess temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes as well as operating loss and tax credit carry forwards. The income tax effects of the differences identified are classified as long-term deferred tax assets and liabilities on the consolidated balance sheets. The Company's judgments, assumptions, and estimates relative to the current provision for income taxes take into account current tax laws, the Company's interpretation of current tax laws, and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax laws or the Company's interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in the consolidated balance sheets and consolidated statements of operations. The Company must also assess the likelihood that deferred tax assets will be realized from future taxable income and, based on this assessment, establish a valuation allowance, if required. The Company's determination of its valuation allowance is based upon a number of assumptions, judgments, and estimates, including forecasted earnings, future taxable income, and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which the Company operates. To the extent the Company establishes a valuation allowance or change the valuation allowance in a period, the change is reflected with a corresponding increase or decrease to the Company's tax provision on the consolidated statements of operations.

The Company uses a two-step process to determine the amount of tax benefit to be recognized for uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires the Company to determine the probability of various possible outcomes. Uncertain tax positions are re-evaluated by the Company on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period. Refer to Note 11. Income Taxes for further information.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly presented to the chief operating decision maker. The disclosures required under ASU 2023-07 are also required for public entities with a single reportable segment. ASU 2023-07 is effective for the Company's annual reporting beginning in fiscal 2025 and for interim periods beginning in fiscal 2026. The Company adopted ASU 2023-07 for the year ended June 27, 2025. The adoption of this standard does not have a material impact on the Company's consolidated financial statements.

Accounting Standards Not Yet Adopted

In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU enhances the transparency and usefulness of income tax information through improvements to disclosures primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for the Company's annual reporting beginning in fiscal 2026. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

The Company considers the applicability and impact of all ASUs issued by the FASB. The Company determined at this time that all other ASUs issued but not yet adopted are either not applicable or are expected to have a minimal impact on its financial position and results of operations.

Note 2. Net Income per Share of Common Stock

Net income per share is computed by dividing net income attributable to the Company by the weighted average number of shares of its outstanding common stock.

The following table presents the computation of basic and diluted net income per share:

	Fiscal Year		
(In thousands, except per share amounts)	2025	2024	2023
Numerator:			
Net income	$ 1,341	$ 10,760	$ 10,169
Denominator:			
Weighted average shares outstanding, basic	12,681	12,182	11,358
Effect of potentially dilutive equivalent shares	145	274	497
Weighted average shares outstanding, diluted	12,826	12,456	11,855
Net income per share:			
Basic	$ 0.11	$ 0.88	$ 0.90
Diluted	$ 0.10	$ 0.86	$ 0.86

The following table summarizes the weighted-average equity awards that were excluded from the diluted net income per share calculations since they were anti-dilutive:

	Fiscal Year		
(In thousands)	2025	2024	2023
Stock options	314	319	194
Restricted stock units and performance stock units	135	23	21
Total shares of common stock excluded	449	342	215

Note 3. Revenue Recognition

We recognize revenue by applying the following five-step approach: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, we satisfy a performance obligation.

Contracts and customer purchase orders are used to determine the existence of an arrangement.

Many of the Company's arrangements with customers contain multiple performance obligations and therefore promises to provide multiple goods and services. The Company evaluates each promised good and service in a contract to determine whether it represents a distinct performance obligation or should be accounted for as a combined performance obligation. For goods and services determined to be distinct we have concluded that they provide a benefit to the customer either on their own or together with other resources that are readily available to the customer, without having the need for significant integration or customization.

Revenue from product sales, recognized at a point-in-time, is generated predominately from the sales of products manufactured by third-party manufacturers to whom we have outsourced our manufacturing processes. Printed circuit assemblies, mechanical housings, and packaged modules are manufactured by contract manufacturing partners, with periodic business reviews of material levels and obsolescence. Product assembly, product testing, complete system integration, and system testing may either be performed within our own facilities or at the locations of our third-party manufacturers.

Revenue from services includes certain network planning and design, engineering, installation and commissioning ("field services"), extended warranty, hosted software-as-a-service ("SaaS"), customer support, consulting, training, and education. Maintenance and support services are generally offered to our customers and recognized over a specified period of time and from sales and subsequent renewals of maintenance and support contracts. The network planning and design, engineering and installation related services noted are recognized based on an over-time recognition model using the cost-input method. Certain judgment is required when estimating total contract costs and progress to completion on the over-time arrangements, as well as whether a loss is expected to be incurred on the contract. The cost estimation process for these contracts is based on the knowledge and experience of the Company's project managers, engineers, and financial professionals. Changes in job performance and job conditions are factors that influence estimates of the total costs to complete those contracts and the Company's revenue recognition. If circumstances arise that change the original estimates of revenues, costs, or extent of progress toward completion, revisions to the estimates are made in a timely manner. These revisions may result in increases or decreases in estimated revenues or costs, and such revisions are reflected in income in the period in which the circumstances that gave rise to the revision become known to us. We perform ongoing profitability analysis of our service contracts accounted for under this method to determine whether the latest estimates of revenues, costs, and profits require updating. In rare circumstances if these estimates indicate that the contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately. We establish billing terms at the time project deliverables and milestones are agreed. Revenues recognized in excess of the amounts invoiced to clients are classified as unbilled receivables and if invoicing is ahead of revenue recognized it is classified as an unearned liability on the consolidated balance sheets.

In addition, shipping documents and customer acceptances, when applicable, are used to verify delivery and transfer of control. We typically satisfy our performance obligations upon shipment or delivery of product depending on the contractual terms. Payment terms to customers generally range from net 30 to 120 days from invoice, which are considered to be standard payment terms. Revenue recognition does not necessarily follow payment terms as there are a number of scenarios where they would be different. Recognition follows contractual terms and those vary depending on the nature of the performance obligation being satisfied. These timing differences result in contract assets and liabilities as discussed below. We assess our ability to collect from our customers based primarily on the creditworthiness and past payment history of the customer.

While our customers do not have the right of return, we reserve for estimated product returns as an offset to revenue based primarily on historical trends. Actual product returns may be different than what was estimated. These factors and unanticipated changes in economic and industry condition could make actual results differ from our return estimates.

We present transactional taxes such as sales and use tax collected from customers and remitted to government authorities on a net basis.

Bill-and-Hold Sales

Certain customer arrangements consist of bill-and-hold characteristics under which control has been transferred to the customer, while we retain physical possession of the product. We evaluate bill-and-hold arrangement criteria to determine when the customer has obtained control. Once control has been obtained by the customer, they can direct or determine the use of the bill-and-hold inventory while we retain physical possession of the product until it is installed at a customer site at a point in time in the future.

Termination Rights

The contract term is determined on the basis of the period over which the parties to the contract have present enforceable rights and obligations. Certain customer contracts include a termination for convenience clause that allows the customer to terminate services without penalty, upon advance notification. We concluded that the duration of support contracts does not extend beyond the non-cancellable portion of the contract.

Variable Consideration

The consideration associated with customer contracts is generally fixed. Variable consideration includes discounts, rebates, refunds, credits, incentives, penalties, or other similar items. The amount of consideration that can vary is not a substantial portion of total consideration.

Variable consideration estimates are re-assessed at each reporting period until a final outcome is determined. The changes to the original transaction price due to a change in estimated variable consideration are applied on a retrospective basis, with the adjustment recorded in the period in which the change occurs. Changes to variable consideration are tracked and material changes disclosed.

Stand-alone Selling Price

Stand-alone selling price is the price at which an entity would sell a good or service on a stand-alone (or separate) basis at contract inception. Under the model, the observable price of a good or service sold separately provides the best evidence of stand-alone selling price. However, in certain situations, stand-alone selling prices will not be readily observable and the entity must estimate the stand-alone selling price.

When allocating on a relative stand-alone selling price basis, any discount provided in the contract is allocated proportionately to all of the performance obligations in the contract.

The majority of products and services that we offer have readily observable selling prices. For products and services that do not, we estimate stand-alone selling price using the market assessment approach based on expected selling price and adjust those prices as necessary to reflect our costs and margins. As part of our stand-alone selling price policy, we review product pricing on a periodic basis to identify any significant changes and revise our expected selling price assumptions as appropriate.

Shipping and Handling

Shipping and handling costs are included as a component of costs of product sales in our consolidated statements of operations because they are also included in revenue that we bill our customers.

Costs to Obtain a Contract

We have assessed the treatment of costs to obtain or fulfill a contract with a customer. We capitalize sales commissions related to multi-year service contracts, and amortize the asset over the period of benefit, which is the estimated service period. Sales commissions paid on contract renewals, including service contract renewals, is commensurate with the sales commissions paid on the initial contracts. The capitalized sales commissions are included in other current assets and other assets on the consolidated balance sheets. We have not identified any impairments during the periods presented.

We elected the practical expedient to expense sales commissions as incurred when the amortization period of the related asset is one year or less. These costs are recorded as selling and administrative expense and included in the consolidated balance sheet as accrued expenses until paid. Amortization expense was not material for fiscal 2025, 2024 and 2023.

Contract Balances, Performance Obligations, and Backlog

The following table provides information about receivables and liabilities from contracts with customers:

(In thousands)	June 27, 2025		June 28, 2024	
Contract Assets				
Accounts receivable, net	$	180,321	$	158,013
Unbilled receivables		105,870		90,525
Capitalized commissions		3,921		3,269
Contract Liabilities				
Advance payments and unearned revenue	$	73,735	$	58,839
Unearned revenue, long-term		8,063		7,413

Significant changes in contract balances may arise as a result of recognition over time for services, transfer of control for equipment, and periodic payments (both in arrears and in advance).

From time to time, the Company may experience unforeseen events that could result in a change to the scope or price associated with an arrangement. When such events occur, the transaction price and measurement of progress for the performance obligation are updated and this change is recognized as a cumulative catch-up to revenue. Because of the nature and type of contracts, the timeframe to completion and satisfaction of current and future performance obligations can shift; however, this will have no impact on the Company's future obligation to bill and collect.

As of June 27, 2025, the Company reported $81.8 million in advance payments and unearned revenue and long-term unearned revenue, of which approximately 90% is expected to be recognized as revenue in the next twelve months and the remainder thereafter. Approximately $49.3 million and $34.1 million respectively, of revenue was recognized during fiscal 2025 and 2024 that was included in advance payments and unearned revenue at the beginning of each reporting period.

Remaining Performance Obligations

We elect the practical consideration to exclude performance obligations that relate to contracts with original expected durations of one year or less. As our product purchase orders are generally delivered within one year or less and our maintenance and support service contracts can be terminated without substantive termination penalties resulting in contracts with less than one year of duration, these performance obligations have been excluded from the remaining performance obligation amounts. The aggregate amount of transaction price allocated to the remaining unsatisfied performance obligations (or partially unsatisfied) was approximately $153.5 million at June 27, 2025, relating to our long-term field service projects. Of this amount, we expect to recognize approximately 50% as revenue during fiscal 2026, with the remaining amount to be recognized as revenue beyond 12 months.

Note 4. Leases

The Company leases office space, assembly facilities, repair and service centers, and warehouses globally. Operating lease right-of-use assets and lease liabilities are recognized with initial lease terms greater than one year. Leases with an initial term of 12 months or less are not recognized on the consolidated balance sheets. Lease expense is recognized on a straight-line basis over the lease term.

Supplemental lease information is as follows:

	Fiscal	
(In thousands)	2025	2024
Operating lease cost	$ 1,790	$ 1,114
Short-term lease cost	5,801	3,065
Variable lease cost	83	249
Total lease cost	$ 7,674	$ 4,428

	Fiscal	
(In thousands, except for weighted-average)	2025	2024
Weighted-average remaining lease term	4.8 years	5.7 years
Weighted-average discount rate	5.0 %	5.2 %
Right-of-use assets obtained in exchange for operating lease liabilities	$ 726	$ 2,105
Cash paid for operating lease liabilities	$ 1,731	$ 1,044

As of June 27, 2025, future minimum lease payments under all non-cancelable operating leases with an initial term greater than one year are as follows (in thousands):

2026	$	1,385
2027		646
2028		543
2029		308
2030		190
Thereafter		838
Total lease payments		3,910
Less: interest		(579)
Present value of lease liabilities	$	3,331

Note 5. Balance Sheet Components

Cash, cash equivalents, and restricted cash

The following table provides a summary of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that reconciles to the corresponding amount in the consolidated statements of cash flows:

(In thousands)		June 27, 2025		June 28, 2024
Cash and cash equivalents	$	59,690	$	64,622
Restricted cash included in long-term other assets		2,323		312
Total cash, cash equivalents, and restricted cash	$	62,013	$	64,934

Accounts receivable, net

(In thousands)		June 27, 2025		June 28, 2024
Accounts receivable	$	183,904	$	159,867
Less: allowances for credit losses		(3,583)		(1,854)
Total accounts receivable, net	$	180,321	$	158,013

Changes to the Company's allowance for expected credit losses was as follows:

		Fiscal Year				
(In thousands)		2025		2024		2023
Balance, beginning of period	$	1,854	$	719	$	934
Charges to (credits from) cost and expense		1,729		1,300		467
Write-offs		—		(165)		(682)
Balance, end of period	$	3,583	$	1,854	$	719

Inventories

(In thousands)	June 27, 2025	June 28, 2024
Finished products	$ 55,972	$ 44,890
Raw materials and supplies	26,273	15,433
Customer service inventories	1,734	1,944
Total inventories	$ 83,979	$ 62,267
Consigned inventories included within raw materials	$ 21,047	$ 11,456

The Company records charges to adjust inventories due to excess and obsolete inventory resulting from lower sales forecasts, product transitioning or discontinuance. The charges incurred during fiscal 2025, 2024 and 2023 were classified in cost of product sales as follows:

	Fiscal Year		
(In thousands)	2025	2024	2023
Excess and obsolete inventory charges	$ 1,515	$ 3,042	$ 1,109
Customer service inventory write-downs	915	910	1,029
Total charges	$ 2,430	$ 3,952	$ 2,138

Other current assets

(In thousands)	June 27, 2025	June 28, 2024
Prepaids and other current assets	$ 14,423	$ 13,559
Taxes	10,128	8,623
Contract manufacturing assets	9,164	4,894
Total other current assets	$ 33,715	$ 27,076

Assets held for sale

During fiscal 2024, management initiated the sale of the Company's property located in New Zealand. The Company completed the sale of the property in August 2024.

Property, plant and equipment, net

(In thousands)	June 27, 2025	June 28, 2024
Buildings and leasehold improvements	$ 2,086	$ 1,302
Software and equipment	77,566	69,898
Total property, plant and equipment, gross	79,652	71,200
Less accumulated depreciation	(62,199)	(61,720)
Total property, plant and equipment, net	$ 17,453	$ 9,480

Included in the total plant, property and equipment above were $10.3 million and $4.1 million of assets in progress which have not been placed in service as of June 27, 2025, and June 28, 2024, respectively.

Depreciation expense related to property, plant and equipment was $5.3 million, $4.0 million and $5.5 million in fiscal 2025, 2024 and 2023, respectively.

Accrued expenses

(In thousands)	June 27, 2025		June 28, 2024
Project costs	$	4,573	$	14,305
Compensation and benefits		9,929		9,689
Taxes		12,467		8,827
Warranties		3,352		2,996
Commissions		1,311		1,538
Professional fees		1,412		1,286
Other		5,853		3,507
Total accrued expenses	$	38,897	$	42,148

The Company accrues for the estimated cost to repair or replace products under warranty. Changes in the accrued warranty liability were as follows:

	Fiscal Year					
(In thousands)	2025		2024		2023	
Balance, beginning of period	$	2,996	$	2,100	$	2,913
Warranty provision		2,135		2,254		768
Acquisition		366		446		55
Consumption		(2,145)		(1,804)		(1,636)
Balance, end of period	$	3,352	$	2,996	$	2,100

Advance payments and unearned revenue

(In thousands)	June 27, 2025		June 28, 2024
Advance payments	$	11,812	$	8,517
Unearned revenue		61,923		50,322
Total advanced payments and unearned revenue	$	73,735	$	58,839

Excluded from the balances above are $8.1 million and $7.4 million in long-term unearned revenue as of June 27, 2025, and June 28, 2024, respectively.

Note 6. Fair Value Measurements of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal market (or most advantageous market in the absence of a principal market) for the asset or liability in an orderly transaction between market participants as of the measurement date. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs in measuring fair value and established a three-level fair value hierarchy that prioritizes the observable inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1 — Observable inputs such as quoted prices in active markets for identical assets or liabilities;
- Level 2 — Observable market-based inputs or observable inputs that are corroborated by market data; and
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The estimated fair values and valuation input levels of financial assets and liabilities that are measured at fair value on a recurring basis as of June 27, 2025, and June 28, 2024, were as follows:

(In thousands)	Fair Value		Valuation Inputs
	June 27, 2025	June 28, 2024	
Assets:			
Cash and cash equivalents:			
Money market funds	$ 2,782	$ 6,602	Level 1
Bank certificates of deposit	3,660	3,706	Level 2

Items are classified within Level 1 if quoted prices are available in active markets. The Company's Level 1 items are primarily money market funds. As of June 27, 2025, and June 28, 2024, the money market funds were valued at $1.00 net asset value per share.

Items are classified within Level 2 if the observable inputs to quoted market prices, benchmark yields, reported trades, broker/dealer quotes or alternative pricing sources are available with reasonable levels of price transparency. The Company's bank certificates of deposit are classified as Level 2. The carrying value of bank certificates of deposit approximates their fair value. The Company did not have any recurring assets or liabilities that were valued using significant unobservable inputs.

Note 7. Credit Facility and Debt

The Company entered into a Secured Credit Facility Agreement (the "Credit Facility"), dated May 9, 2023, amended as of November 22, 2023 and October 18, 2024, with Wells Fargo Bank, National Association, as administrative agent, swingline lender and issuing lender and Wells Fargo Securities LLC, Citigroup Global Markets Inc., and Regions Capital Markets as lenders. The Credit Facility provides for a $75.0 million revolving credit facility (the "Revolver") and a $75.0 million Term Loan Facility (the "Term Loan") with a maturity date of October 18, 2029. The $75.0 million Revolver can be borrowed with a $10.0 million sub-limit for letters of credit, and a $10.0 million swingline loan sub-limit. On August 28, 2025, the Company entered into an amendment under the Credit Facility to increase the Term Loan and Revolver commitments by $20 million for each instrument. Refer to Note 16. Subsequent Events for further information.

In November 2023, the Company borrowed $50.0 million against the Term Loan to primarily settle the cash portion of the consideration associated with the NEC Transaction. Refer to Note 12. Acquisitions for further information.

As of June 27, 2025, the available credit under the Revolver was $51.3 million, reflecting the available limit of $60.0 million less outstanding letters of credit of $8.7 million. The Company borrowed $95.0 million and repaid $80.0 million against the Revolver in fiscal 2025. The Company borrowed $75.0 million and repaid $50.6 million against the Term Loan in fiscal 2025. As of June 27, 2025, the Company had $73.1 million outstanding under its Term Loan and $15.0 million borrowings under its Revolver.

The following summarizes the Company's outstanding long-term debt as of June 27, 2025:

(In thousands)	
Term loan	$ 73,125
Revolver	15,000
Less: unamortized deferred financing costs	(535)
Total debt	87,590
Less: current portion of long-term debt	(18,624)
Total long-term debt	$ 68,966

Outstanding borrowings under the Credit Facility bear interest at either: (a) Adjusted Term Secured Overnight Financing Rate ("SOFR") plus the applicable margin; or (b) the Base Rate plus the applicable margin. The pricing levels for interest rate margins are determined based on the Consolidated Total Leverage Ratio as determined and adjusted quarterly. As of June 27, 2025, the applicable margin on Adjusted Term SOFR and Base Rate borrowings was 2.75% and 1.75%, respectively. The effective rate of interest on the outstanding Term Loan borrowings as of June 27, 2025, was 6.9%.

The Credit Facility requires the Company and its subsidiaries to maintain a fixed charge coverage ratio to be greater than 1.25 to 1.00 as of the last day of any fiscal quarter of the Company. The Credit Facility also requires that the Company maintain a maximum leverage ratio of 3.00 times EBITDA, with a step-down to 2.75 times EBITDA after four full quarters, and 2.50 times EBITDA after eight full quarters. The Credit Facility contains customary affirmative and negative covenants, including, among others, covenants limiting the ability of the Company and its subsidiaries to dispose of assets, permit a change in control, merge or consolidate, make acquisitions, incur indebtedness, grant liens, make investments, make certain restricted payments, and enter into transactions with affiliates, in each case subject to customary exceptions. As of June 27, 2025, the Company was in compliance with all financial covenants contained in the Credit Facility.

As of June 27, 2025, scheduled maturities of outstanding long-term debt are as follows:

(In thousands)		
2026	$	3,750
2027		5,625
2028		3,750
2029		—
2030	$	60,000
Total	$	73,125

Note 8. Restructuring Activities

The following table summarizes restructuring related activities during fiscal 2025, 2024 and 2023:

(In thousands)		Employee Severance and Benefits
Balance as of July 1, 2022	$	1,381
Charges, net		2,947
Cash payments		(3,728)
Balance as of June 30, 2023		600
Charges, net		3,901
Cash payments		(2,783)
Balance as of June 28, 2024		1,718
Charges, net		3,611
Cash payments		(3,572)
Balance as of June 27, 2025	$	1,757

As of June 27, 2025, the accrued restructuring balance of $1.8 million was included in other current liabilities on the consolidated balance sheets. Included in the above were positions identified for termination that have not been executed from a restructuring perspective. The other activities primarily represent the impact of foreign currency movement.

Fiscal 2025 Plans

During fiscal 2025, the Company's Board of Directors approved restructuring plans, primarily associated with reductions in workforce in certain of the Company's operations to optimize skill sets and align cost structure and reductions associated with the NEC Transaction and 4RF acquisition. The fiscal 2025 plans are expected to be completed through the end of fiscal 2026.

Prior Fiscal Years' Plans

Activities under the prior fiscal years' plans primarily included reductions in workforce across the Company associated with the NEC Transaction and reductions in workforce in certain of the Company's operations to optimize skill sets and align cost structure. Payments related to the accrued restructuring balance for the prior fiscal years' plans are complete.

Note 9. Stockholders' Equity

Stock Repurchase Program

In November 2021, the Company's Board of Directors authorized a stock repurchase program to purchase up to $10.0 million of the Company's common stock. As of June 27, 2025, $6.3 million remained available for repurchase under the November 2021 stock repurchase program. Repurchased shares are recorded as treasury stock and are not formally retired.

The following table summarizes the Company's repurchases of its common stock in fiscal 2025, 2024 and 2023:

	Shares Purchased	Average Price Paid Per Share	Aggregate Purchase Amount
			(In thousands)
Fiscal 2025	39,800	$ 15.46	$ 598
Fiscal 2024	11,208	$ 29.59	$ 332
Fiscal 2023	—	$ —	$ —

Stock Incentive Programs

In March 2018, the Company's stockholders approved the 2018 Incentive Plan (the "2018 Plan"). The 2018 Plan permits the Company to grant share-based awards in the form of options, stock appreciation rights, restricted stock awards and units ("restricted stock") and performance share awards and units ("performance shares") to the Company's employees and non-employee directors. The 2018 Plan replaced the 2007 Plan as the Company's primary long-term incentive program. The 2007 Plan was discontinued following stockholder approval of the 2018 Plan, but the outstanding awards under the 2007 Plan will continue to remain in effect in accordance with their terms; provided that, as shares are returned under the 2007 Plan upon cancellation, termination or otherwise of awards outstanding under the 2007 Plan, such shares will be available for grant under the 2018 Plan.

Under the 2018 Plan, option exercise prices are equal to the closing market value of the Company's common stock on the date of grant. Options granted to employees vest annually over three years and expire seven years from the date of grant. Restricted stock granted to employees vest annually over three years from the date of grant. Restricted stock granted to non-employee directors vest annually on the day before the annual stockholders' meeting. Performance shares granted to employees are subject to a three-year cliff vesting period from the date of grant, subject to the achievement of predetermined financial performance and market condition criteria. The vesting of share-based awards granted to the Company's employees and non-employee directors are generally subject to continued service through the vesting date.

New shares of the Company's common stock are issued to employees upon the exercise of options, vesting of restricted stock, or vesting of performance shares. All awards that are canceled prior to vesting or expire unexercised are returned to the approved pool of reserved shares and made available for future grants under the 2018 Plan. As of June 27, 2025, 414,366 shares remain available for grant under the 2018 Plan.

In March 2020, the Company's Board of Directors authorized and declared a dividend distribution of one right (a "Right") for each outstanding share of common stock, par value $0.01 per share, to the Company's stockholders of record as of the close of business on March 3, 2020 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of the Company at an exercise price of $35.00 per one one-thousandth of a Preferred Share, subject to adjustment. Until the rights become exercisable, they will not be evidenced by separate certificates and will trade automatically with shares of the Company's common stock. The Rights have a de minimis fair value. The complete terms of the Rights are set forth in the Amended and Restated Tax Benefit Preservation Plan (the "Plan"), dated as of August 27, 2020, and amended as of February 28, 2023, between the Company and Computershare Inc., as rights agent. By adopting the Plan, the Company is helping to preserve the value of certain deferred tax benefits, including those generated by net operating losses (collectively, the "Tax Benefits"), which could be lost in the event of an "ownership change" as defined under Section 382 of the U.S. tax code. The amended Plan was approved at the Company's Annual Meeting of Stockholders held in November 2023, which extended the final expiration date of the Plan until March 3, 2026.

In November 2023, the Company's Board of Directors adopted certain amendments to Aviat's Amended and Restated Certificate of Incorporation, as amended (the "Charter Amendments") The Charter Amendments are designed to preserve the Tax Benefits by restricting certain transfers of the Company's common stock.

Share-Based Compensation

The following table presents the compensation expense for share-based awards included in the consolidated statements of operations for fiscal 2025, 2024 and 2023:

	Fiscal Year					
(In thousands)		**2025**		**2024**		**2023**
By Expense Category:						
Cost of product sales and services	$	233	$	406	$	627
Research and development		534		593		514
Selling and administrative		6,300		6,342		5,579
Total share-based compensation expense	$	7,067	$	7,341	$	6,720
By Type of Award:						
Options	$	1,046	$	1,549	$	1,394
Restricted stock		4,636		3,941		3,565
Performance shares		1,385		1,851		1,761
Total share-based compensation expense	$	7,067	$	7,341	$	6,720

The following table summarizes the unamortized compensation expense and the remaining years over which such expense would be expected to be recognized, on a weighted-average basis, by type of award:

		June 27, 2025	
		Unamortized Expense	**Remaining Recognition Period**
		(In thousands)	(Years)
Options	$	786	0.92
Restricted stock		4,990	1.59
Performance shares		2,033	1.74
Total	$	7,809	

Options

A summary of the option activity during fiscal 2025 is as follows:

	Number of Shares		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term		Aggregate Intrinsic Value
	(In thousands)			(Years)		(In thousands)
Options outstanding as of June 28, 2024	437	$	27.51	4.64	$	1,949
Exercised	(22)	$	10.27			
Forfeited	(23)	$	33.30			
Expired	(24)	$	33.27			
Options outstanding as of June 27, 2025	368	$	27.81	3.37	$	1,135
Options vested and expected to vest as of June 27, 2025	368	$	27.81	3.37	$	1,135
Options exercisable as of June 27, 2025	267	$	25.76	2.88	$	1,135

The aggregate intrinsic value represents the total pre-tax intrinsic value or the aggregate difference between the closing price of the Company's common stock on June 27, 2025 of $23.94, and the exercise price for in-the-money options that would have been received by the optionees if all options had been exercised on June 27, 2025.

Additional information related to stock options is summarized below:

(In thousands)	Fiscal Year		
	2025	2024	2023
Intrinsic value of options exercised	$ 235	$ 2,057	$ 3,725
Fair value of options vested	$ 228	$ 1,190	$ 1,142

The fair value of each option grant was estimated using the Black-Scholes option pricing model on the date of grant for option grants during fiscal 2024 and 2023. No option grants were issued during fiscal 2025. A summary of the weighted-average significant assumptions used in the Black-Scholes valuation model is as follows:

	Fiscal Year	
	2024	2023
Dividend yield	— %	— %
Expected volatility	60.8 %	62.9 %
Risk-free interest rate	4.7 %	3.5 %
Expected term (in years)	3.6	3.0

The following summarizes options outstanding and exercisable as of June 27, 2025:

Actual Range of Exercise Prices	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
	(In thousands)	(Years)		(In thousands)	
$7.23 — $35.97	368	3.37	$ 27.81	267	$ 25.76

Restricted Stock

A summary of the restricted stock activity during fiscal 2025 is as follows:

	Shares	Weighted-Average Grant Date Fair Value
	(In thousands)	
Restricted stock outstanding as of June 28, 2024	224	$ 32.16
Granted	285	$ 20.65
Vested and released	(133)	$ 31.97
Forfeited	(53)	$ 25.87
Restricted stock outstanding as of June 27, 2025	323	$ 23.11

The fair value of each restricted stock grant is based on the closing price of the Company's common stock on the date of grant. The total grant date fair value of restricted stock that vested during fiscal 2025, 2024 and 2023 was $4.2 million, $4.1 million and $3.4 million, respectively.

Performance Shares

A summary of the performance shares activity during fiscal 2025 is as follows:

	Shares		Weighted-Average Grant Date Fair Value
	(In thousands)		
Performance shares outstanding as of June 28, 2024	139	$	38.10
Granted	181	$	24.18
Vested and released	(53)	$	36.80
Forfeited	(38)	$	30.97
Performance shares outstanding as of June 27, 2025	229	$	28.57

The fair value of performance shares with market condition terms was estimated using the Monte-Carlo simulation model. A summary of the significant assumptions is as follows:

	Fiscal Year		
	2025	2024	2023
Dividend yield	— %	— %	— %
Expected volatility	44.5 %	57.7 %	63.7 %
Risk-free interest rate	3.8 %	4.7 %	3.5 %
Expected term (in years)	2.7	2.9	2.8

The total grant date fair value of performance shares that vested during fiscal 2025, 2024 and 2023 was $1.9 million, $1.8 million and $1.0 million, respectively.

Note 10. Segment and Geographic Information

Aviat operates in one reportable business segment: the design, manufacturing and sale of a range of wireless networking and access networking products, solutions and services. Aviat conducts business globally and its sales and support activities are managed on a geographic basis. The Company's Chief Executive Officer ("CEO") is the Chief Operating Decision Maker (the "CODM"). The CODM manages the business primarily by function globally and reviews financial information on a consolidated basis, accompanied by disaggregated information about revenues by geographic region, for purposes of allocating resources and evaluating financial performance. The profitability of geographic regions is not a determining factor in allocating resources and the CODM does not evaluate profitability below the level of the consolidated company. Significant segment expenses are presented in Aviat's consolidated statement of operations.

The Company reports revenue by region and country based on the location where customers accept delivery of products and services. Revenue by region for fiscal 2025, 2024 and 2023 were as follows:

(In thousands)	Fiscal Year					
	2025		2024		2023	
North America	$	207,606	$	206,073	$	200,678
Africa and Middle East		49,428		48,884		59,674
Europe		31,713		24,608		18,772
Latin America and Asia Pacific		145,859		128,518		65,309
Total Revenue	$	434,606	$	408,083	$	344,433

Revenue by country comprising more than 10% of total revenue for fiscal 2025, 2024 and 2023 was as follows:

(In thousands, except percentages)	Revenue	% of Total Revenue
Fiscal 2025		
United States	$ 191,507	44.1 %
Fiscal 2024		
United States	$ 197,052	48.3 %
Fiscal 2023		
United States	$ 197,018	57.2 %

Long-lived assets, consisting primarily of net property, plant and equipment and operating lease right-of-use assets, by geographic areas based on physical location as of June 27, 2025, and June 28, 2024, were as follows:

(In thousands)	June 27, 2025	June 28, 2024
United States	$ 6,074	$ 8,330
Canada	738	1,039
New Zealand	1,598	467
Slovenia	7,760	844
Other countries	4,396	2,510
Total	$ 20,566	$ 13,190

Note 11. Income Taxes

Income before provision for income taxes during fiscal 2025, 2024 and 2023 consisted of the following:

	Fiscal Year		
(In thousands)	2025	2024	2023
United States	$ 1,981	$ 16,741	$ 19,113
Foreign	1,595	165	2,201
Total income before income taxes	$ 3,576	$ 16,906	$ 21,314

Provision for (benefit from) income taxes for fiscal 2025, 2024 and 2023 were summarized as follows:

	Fiscal Year		
(In thousands)	2025	2024	2023
Current:			
Federal	$ 150	$ 54	$ —
Foreign	1,712	2,128	1,493
State and local	716	339	637
	2,578	2,521	2,130
Deferred:			
Federal	1,143	4,613	8,450
Foreign	(1,261)	(2,035)	(522)
State and local	(225)	1,047	1,087
	(343)	3,625	9,015
Total provision for income taxes	$ 2,235	$ 6,146	$ 11,145

The provision for income taxes differed from the amount computed by applying the federal statutory rate of 21% to the Company's income before provision for income taxes as follows:

(In thousands)	Fiscal Year		
	2025	2024	2023
Tax provision at statutory rate	$ 751	$ 3,550	$ 4,476
Valuation allowances	(1,949)	(2,354)	302
Permanent differences	66	(20)	19
Foreign income inclusions	63	654	319
Effect of flow-through entities	157	(29)	409
Transaction costs	—	1,092	746
State and local taxes, net of U.S. federal tax benefit	341	877	980
Foreign income taxed at rates different than the U.S. statutory rate	805	411	233
Executive compensation limitation	343	729	663
Share-based compensation	583	(339)	(728)
Tax credit - generated and expired	(88)	(125)	(140)
Foreign withholding taxes	698	698	88
Change in uncertain tax positions	(77)	869	406
Return-to-provision/Deferred true-up adjustments	599	119	359
Acquisition restructuring and integration	—	—	3,022
Other	(57)	14	(9)
Total provision for income taxes	$ 2,235	$ 6,146	$ 11,145

The Company's provision for income taxes was $2.2 million for fiscal 2025, $6.1 million for fiscal 2024 and $11.1 million for fiscal 2023. The Company's tax expense for fiscal 2025 was primarily due to tax expense related to U.S. and profitable foreign subsidiaries, partially offset by Canada valuation allowance release. The Company's tax expense for fiscal 2024 was primarily due to tax expense related to U.S. and profitable foreign subsidiaries, partially offset by Canada valuation allowance release. The Company's tax expense for fiscal 2023 was primarily due to tax expense related to U.S. and profitable foreign subsidiaries, including deferred tax expense associated with the acquisition of Redline (as defined below) in July 2022 and the subsequent restructuring and integration impact. Refer to Note 12. Acquisitions for further information.

The components of deferred tax assets and liabilities were as follows:

(In thousands)		June 27, 2025		June 28, 2024
Deferred tax assets:				
Inventory	$	5,004	$	5,044
Accruals and reserves		2,652		2,189
Bad debts		533		376
Amortization		—		628
Share-based compensation		714		719
Deferred revenue		6,223		3,358
Unrealized exchange gain/loss		1,700		2,662
Other		692		784
Capitalized research expenses		5,543		4,830
Tax credit carryforwards		4,298		4,699
Tax loss carryforwards		95,031		93,516
Total deferred tax assets before valuation allowance		122,390		118,805
Valuation allowance		(32,531)		(34,543)
Total deferred tax assets		89,859		84,262
Deferred tax liabilities:				
Branch undistributed earnings reserve		35		40
Depreciation		110		60
Amortization		4,938		—
Right of use assets		352		401
Other		1,250		1,061
Total deferred tax liabilities		6,685		1,562
Net deferred tax assets	$	83,174	$	82,700
As reported on the consolidated balance sheets				
Deferred income tax assets	$	88,149	$	83,112
Deferred income tax liabilities		4,975		412
Total net deferred income tax assets	$	83,174	$	82,700

The Company's valuation allowance related to deferred income taxes, as reflected on the consolidated balance sheets, was $32.5 million as of June 27, 2025 and $34.5 million as of June 28, 2024. The change in valuation allowance for the fiscal years ended June 27, 2025, and June 28, 2024, was a decrease of $2.0 million and a decrease of $2.6 million, respectively.

The decrease in the valuation allowance in fiscal 2025 was primarily due to the release of certain foreign valuation allowances. Similarly the decrease in the valuation allowance in fiscal 2024 was primarily due to the release of certain foreign valuation allowances. As of June 27, 2025, the Company maintains a valuation allowance of $1.0 million on certain U.S. federal and state deferred tax assets that the Company believes is not more likely than not to be realized in future periods.

Tax loss and credit carryforwards as of June 27, 2025, have expiration dates ranging between one year and no expiration in certain instances. The amounts of U.S. federal tax loss carryforwards as of June 27, 2025, was $256.7 million and begin to expire in fiscal 2028. The amount of U.S. federal and state tax credit carryforwards as of June 27, 2025, was $5.5 million, and certain credits begin to expire in fiscal 2026. The amount of foreign tax loss carryforwards as of June 27, 2025, was $205.0 million and certain losses begin to expire in fiscal 2026. The amount of foreign tax credit carryforwards as of June 27, 2025, was $3.1 million, and certain credits will begin to expire in fiscal 2026.

The Company uses the flow-through method to account for investment tax credits generated on eligible scientific research and development expenditures. Under this method, the investment tax credits are recognized as a benefit to income tax in the year they are generated.

United States income taxes have not been provided on basis differences in foreign subsidiaries of $25.5 million as of June 27, 2025, because of the Company's intention to reinvest these earnings indefinitely. Additionally, no foreign withholding taxes, federal or state taxes have been provided if these unremitted earnings of the Company's foreign subsidiaries were distributed, as such amounts are considered permanently reinvested. It is not practicable to estimate the additional income taxes, including applicable foreign withholding taxes, that would be due upon the repatriation of these earnings.

The Company's unrecognized tax benefit activity for fiscal 2025, 2024 and 2023 was as follows:

(In thousands)

Unrecognized tax benefit as of July 1, 2022	$	17,707
Additions for tax positions in prior periods		19
Additions for tax positions in current periods		770
Decreases for tax positions in prior periods		—
Decreases related to expiration of the statute of limitations		(457)
Decreases related to change of foreign exchange rate		(1,953)
Unrecognized tax benefit as of June 30, 2023		16,086
Additions for tax positions in prior periods		—
Additions for tax positions in current periods		971
Decreases for tax positions in prior periods		—
Decrease related to expiration of the statute of limitations		(102)
Decreases related to change of foreign exchange rate		(880)
Unrecognized tax benefit as of June 28, 2024		16,075
Additions for tax positions in prior periods		95
Additions for tax positions in current periods		723
Decreases for tax positions in prior periods		—
Decreases related to settlements with tax authorities		(186)
Decrease related to expiration of the statute of limitations		(819)
Increases related to change of foreign exchange rate		89
Unrecognized tax benefit as of June 27, 2025	$	15,977

As of June 27, 2025, the Company had unrecognized tax benefits of $16.0 million for various federal, foreign, and state income tax matters, compared to $16.1 million as of June 28, 2024. The Company's total unrecognized tax benefits that, if recognized, would affect its effective tax rate was $7.5 million as of June 27, 2025. These unrecognized tax benefits are presented on the accompanying consolidated balance sheets net of the tax effects of net operating loss carryforwards.

The Company accounts for interest and penalties related to unrecognized tax benefits as part of its provision for income taxes. The interest accrued was $0.5 million as of June 27, 2025. An immaterial amount of penalties have been accrued as of June 27, 2025.

We file income tax returns in the U.S., Singapore, and various state and foreign jurisdictions. We are currently under examination in Singapore for fiscal years 2015-2021 and in various other foreign jurisdictions. We remain subject to potential audits in the U.S. for fiscal years after 2021, and in Singapore for fiscal years after 2014. Additionally, all net operating losses and tax credits generated to date in these two jurisdictions are subject to adjustment.

On March 11, 2021, the US enacted the American Rescue Plan Act of 2021 ("ARPA") which expands Section 162(m) to cover the next five most highly compensated employees for the taxable year, in addition to the "covered employees" effective for taxable years beginning after December 31, 2026. The Company will continue to examine the elements of the ARPA and the impact it may have on future business.

On August 16, 2022, the U.S. enacted the Inflation Reduction Act of 2022 ("IRA") which includes a new corporate alternative minimum tax of 15% on adjusted financial statement income of corporations with profits greater than $1 billion, effective for taxable years beginning after December 31, 2022, and a 1% excise tax on stock repurchases by public corporations after December 31, 2022. The Company will continue to evaluate the applicability and effect of the IRA as more guidance is issued.

Note 12. Acquisitions

4RF Limited

On July 2, 2024, the Company acquired 4RF Limited ("4RF"), a New Zealand company, Aviat purchased all of the issued and outstanding shares of 4RF in an all-cash transaction for $18.2 million, net of $1.2 million cash acquired. 4RF is a leading provider of industrial wireless access solutions, including narrowband point-to-point/multi-point radios and Private LTE and 5G routers. The acquisition of 4RF allows Aviat to expand its product offering for the global industrial wireless access markets including Private LTE/5G.

The 4RF acquisition was accounted for as a business combination using the acquisition method of accounting. During the fourth quarter of fiscal 2025, the Company finalized purchase accounting adjustments for the valuation of intangible and tangible assets acquired. The fair value of the acquired intangible assets are based on estimates and assumptions that are considered reasonable to the Company.

A summary of the finalized purchase price allocation is as follows:

	Fair Value	Useful Life in Years
	(In thousands)	
Cash and cash equivalents	$ 1,215	
Accounts receivable, net	2,575	
Inventories	5,123	
Property, plant and equipment, net	235	
Identifiable finite-lived intangible assets:		
Customer relationships	7,100	10
Technology	1,800	7
Trade names	300	3
Other assets	4,647	
Accounts payable	(5,104)	
Advance payments and unearned revenue	(323)	
Other liabilities	(2,202)	
Goodwill	3,999	
Net assets acquired	$ 19,365	

The final purchase price allocation was updated during the fourth quarter of fiscal 2025 for certain measurement period adjustments based on revised estimates of fair value, which primarily resulted in a $1.7 million decrease in inventories, a $1.1 million increase in other assets, a $0.4 million increase in identifiable intangible assets and a $0.3 million increase in goodwill. The goodwill from this acquisition is non-deductible for tax purposes.

Revenue and operating income associated with the 4RF acquisition included in the consolidated financial statements of operations from the acquisition date to the period ended June 27, 2025, were $25.3 million and $4.3 million, respectively.

NEC's Wireless Transport Business

On May 9, 2023, the Company entered into a Master Sale of Business Agreement (as amended on November 30, 2023, the "Purchase Agreement") with NEC Corporation ("NEC") to acquire NEC's wireless transport business (the "NEC Transaction"). The Company completed the NEC Transaction on November 30, 2023.

Prior to the acquisition date, NEC was a leader in wireless backhaul networks with an extensive installed base of their Pasolink series products. The completion of the NEC Transaction increases the scale of Aviat, enhances the Company's product portfolio with a greater capability to innovate, and creates a more diversified business. The results of operations of the NEC Transaction have been included in the consolidated financial statements since the date of acquisition.

The fair value of the consideration transferred at the closing of the NEC Transaction was comprised of (i) cash of $32.2 million, and (ii) the issuance of 736,750 shares or $22.3 million of common stock of the Company. The fair value of the shares issued was determined based on the closing market price of the Company's common stock on the acquisition date. Aggregate consideration transferred at closing was approximately $54.5 million, which was subject to certain post-closing adjustments. The Company funded the cash portion of the consideration with Term Loan borrowings under its Credit Facility. Refer to Note 7. Credit Facility and Debt for further information.

In the second and fourth quarters of fiscal 2025, the Company transferred consideration of $5.8 million and $12.7 million, respectively, to settle the post-closing working capital adjustment.

The NEC Transaction was accounted for as a business combination using the acquisition method of accounting. The Company is in the process of obtaining final independent third-party valuations of certain intangible and tangible assets acquired. The fair values of the acquired intangible assets are based on estimates and assumptions that are considered reasonable by the Company. As of the acquisition date, the Company has recorded the assets acquired and the liabilities assumed at their respective estimated fair values. The recognized goodwill is attributable to the workforce of the acquired business and expected synergies. The goodwill from this acquisition is expected to be fully deductible for tax purposes.

Acquisition-related costs were expensed as incurred and are included in selling and administrative expenses in the consolidated statements of operations. The Company incurred acquisition-related costs of $8.2 million related to the NEC Transaction during fiscal 2024.

A summary of the finalized purchase price allocation is as follows:

	Fair Value	Useful Life in Years
	(In thousands)	
Accounts receivable, net	$ 42,487	
Inventories	29,279	
Property, plant and equipment, net	539	
Identifiable finite-lived intangible assets:		
Customer relationships	9,200	15
Technology	3,200	7
Other assets	243	
Accounts payable	(13,182)	
Advance payments and unearned revenue	(3,192)	
Other liabilities	(5,597)	
Goodwill	10,543	
Net assets acquired	$ 73,520	

The final purchase price allocation was updated during the second quarter of fiscal 2025 for certain measurement period adjustments based on revised estimates of fair value. Purchase price allocation adjustments during the measurement period primarily resulted in a $9.4 million decrease in accounts receivable, $6.3 million decrease in inventories, $5.3 million increase in identifiable intangible assets, and $10.0 million increase in goodwill.

Revenue and operating loss associated with the NEC Transaction included in the consolidated statements of operations from the acquisition date to the period ended June 28, 2024, were $54.9 million and $(1.0) million, respectively.

The following unaudited supplemental pro forma information has been presented as if the NEC Transaction had occurred at the beginning of fiscal 2023 and includes certain pro forma adjustments for interest expense, depreciation and amortization expense, the fair value of acquired inventory, and acquisition-related costs, net of income tax.

	Fiscal Year	
(In thousands)	2024	2023
Revenue	$492,995	$530,891
Net income (loss)	19,637	(411)

Redline Communications Group Inc.

In the first quarter of fiscal 2023, the Company acquired all of the issued and outstanding shares of Redline Communications Group Inc. ("Redline"), a leading provider of mission-critical data infrastructure, for a purchase price of $20.4 million. Cash acquired as part of the all-cash acquisition was $4.6 million for total net consideration of $15.8 million. The acquisition was accounted for as a business combination using the acquisition method of accounting. The assets acquired and the liabilities assumed have been recorded at their respective fair values as of the acquisition date. The recognized goodwill is attributable to the workforce of the acquired business and expected synergies. The goodwill from this acquisition is expected to be deductible for tax purposes. Acquisition-related costs were expensed as incurred and are included in selling and administrative expenses in the consolidated statements of operations.

A summary of the final purchase price allocation is as follows:

	Fair Value	Useful Life in Years
	(In thousands)	
Cash and cash equivalents	$ 4,642	
Accounts receivable, net	4,281	
Inventories	3,379	
Property, plant and equipment, net	688	
Identifiable finite-lived intangible assets:		
Patents	690	10
Customer relationships	7,730	14
Trade names	1,330	16
Other assets	1,921	
Accounts payable	(2,113)	
Advance payments and unearned revenue	(3,301)	
Other liabilities	(3,948)	
Goodwill	5,112	
Total consideration	$ 20,411	

Note 13. Commitments and Contingencies

Purchase Orders and Other Commitments

From time to time in the normal course of business, the Company may enter into purchasing agreements with its suppliers that require the Company to accept delivery of and remit full payment for (i) finished products that it has ordered, (ii) finished products that it requested be held as safety stock, and (iii) work in process started on its behalf, in the event it cancels or terminates the purchasing agreement. Because these agreements do not specify fixed or minimum quantities, do not specify minimum or variable price provisions, and do not specify the approximate timing of the transaction, and the Company has no present intention to cancel or terminate any of these agreements, the Company currently does not believe that it has any future liability under these agreements.

As of June 27, 2025, the Company had outstanding purchase obligations with its suppliers or contract manufacturers of approximately $48.1 million. In addition, the Company had purchase obligations of approximately $4.9 million associated with software as a service and software maintenance support.

Financial Guarantees and Commercial Commitments

Guarantees issued by banks, insurance companies, or other financial institutions are contingent commitments issued to guarantee performance under borrowing arrangements, such as bank overdraft facilities, tax and customs obligations, and similar transactions, or to ensure performance under customer or vendor contracts. The terms of the guarantees are generally equal to the remaining term of the related debt or other obligations and are generally limited to two years or less. As of June 27, 2025, the Company had no guarantees applicable to its debt arrangements.

The Company has entered into commercial commitments in the normal course of business including surety bonds, standby letters of credit agreements, and other arrangements with financial institutions primarily relating to the guarantee of future performance on certain contracts to provide products and services to customers. As of June 27, 2025, the Company had commercial commitments outstanding of $31.0 million, that were not recorded on the consolidated balance sheets. The Company does not believe, based on historical experience and information currently available, that it is probable that any significant amounts will be required to be paid on these performance guarantees in the future.

The following table presents details of the Company's commercial commitments:

(In thousands)	June 27, 2025
Letters of credit	$ 8,693
Bonds	22,325
Total commercial commitments	$ 31,018

Indemnifications

Under the terms of substantially all of the Company's license agreements, it has agreed to defend and pay any final judgment against its customers arising from claims against such customers that the Company's products infringe the intellectual property rights of a third party. As of June 27, 2025, the Company has not received any notice that any customer is subject to an infringement claim arising from the use of its products; the Company has not received any request to defend any customers from infringement claims arising from the use of its products; and the Company has not paid any final judgment on behalf of any customer related to an infringement claim arising from the use of its products. Because the outcome of infringement disputes is related to the specific facts of each case and given the lack of previous or current indemnification claims, the Company cannot estimate the maximum amount of potential future payments, if any, related to its indemnification provisions. As of June 27, 2025, the Company had not recorded any liabilities related to these indemnifications.

Legal Proceedings

The Company is subject from time to time to disputes with customers concerning its products and services. From time to time, the Company may be involved in various other legal claims and litigation that arise in the normal course of its operations. The Company is aggressively defending all current litigation matters. Although there can be no assurances and the outcome of these matters is currently not determinable, the Company currently believes that none of these claims or proceedings are likely to have a material adverse effect on its financial position. There are many uncertainties associated with any litigation and these actions or other third-party claims against the Company may cause it to incur costly litigation and/or substantial settlement charges. As a result, the Company's business, financial condition, results of operations, and cash flows could be adversely affected. The actual liability in any such matters may be materially different from the Company's estimates, if any.

The Company records accruals for its outstanding legal proceedings, investigations or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Company evaluates, at least on a quarterly basis, developments in legal proceedings, investigations or claims that could affect the amount of any accrual, as well as any developments that would result in a loss contingency to become both probable and reasonably estimable. The Company has not recorded any significant accrual for loss contingencies associated with such legal claims or litigation discussed above.

Contingent Liabilities

The Company records a loss contingency as a charge to operations when (i) it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements; and (ii) the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for loss contingencies that do not meet both conditions if there is a reasonable possibility that a loss may have been incurred. Gain contingencies are not recorded until realized. The Company expenses all legal costs incurred to resolve regulatory, legal and tax matters as incurred.

In March 2016, an enforcement action by the Indian Department of Revenue, Ministry of Finance was brought against Aviat's subsidiary Aviat Networks (India) Private Limited ("Aviat India") relating to the non-realization of intercompany receivables and non-payment of intercompany payables, which originated from 1999 to 2012, within the time frames dictated by the Indian regulations under the Foreign Exchange Management Act. In November 2017, the Indian Department of Revenue, Ministry of Finance also initiated a similar action against Telsima Communications Private Limited ("Telsima India"), a subsidiary of the Company, relating to the non-realization of intercompany receivables and non-payment of intercompany payables which originated from the period prior to our acquisition of Telsima India in February 2009. In September 2019, the directors of Aviat India appeared before the Ministry of Finance Enforcement Directorate. In March 2024, the Company appeared before the Joint Director of Enforcement to review the transactions at issue. The Company appeared with their attorneys at a hearing on May 22, 2025, to once again provide information. No subsequent hearing date has been scheduled as of September 10, 2025. The Company has accrued an immaterial amount representing the estimated probable loss for which it would settle the matter. The Company currently cannot form an estimate of the range of loss in excess of its amounts already accrued. If the outcome of this matter is greater than the current immaterial amount accrued, the Company intends to dispute it vigorously.

Periodically, the Company reviews the status of each significant matter to assess the potential financial exposure. If a potential loss is considered probable and the amount can be reasonably estimated, the estimated loss is reflected in our results of operations. Significant judgment is required to determine the probability that a liability has been incurred or an asset impaired and whether such loss is reasonably estimable. Further, estimates of this nature are highly subjective, and the final outcome of these matters could vary significantly from the amounts that have been included in the consolidated financial statements.

As additional information becomes available, the Company will reassess the potential liability related to its pending claims and litigation and may revise estimates accordingly. Such revisions in the estimates of the potential liabilities could have a material impact on the Company's results of operations and financial position.

Note 14. Goodwill and Intangible Assets

The following presents details of goodwill and intangible assets:

(In thousands)	June 27, 2025	June 28, 2024
Goodwill	$ 19,655	$ 8,217

The $11.4 million increase in goodwill during fiscal 2025 is associated with the purchase price allocations for the 4RF acquisition and the NEC Transaction as described in Note 12. Acquisitions. The Company performs its annual goodwill impairment test on the first day of its fourth fiscal quarter. The fiscal 2025 annual goodwill impairment test did not result in an impairment.

	Useful life in Years	June 27, 2025	June 28, 2024
Intangible assets:		(in thousands)	
Technology	7	$4,998	$1,800
Patents	10	690	690
Customer relationships	10 - 15	24,022	11,530
Trade names	3 - 16	1,630	1,330
Total gross intangible assets		31,340	15,350
Accumulated amortization		(4,443)	(1,706)
Total net intangible assets		$26,897	$13,644

The $16.0 million increase in finite-lived intangible assets during fiscal 2025 is associated with the purchase price allocations for the 4RF acquisition and the NEC Transaction as described in Note 12. Acquisitions. Amortization of finite-lived intangibles for fiscal 2025, 2024 and 2023 was $2.7 million, $1.0 million and $0.7 million, respectively, and is included in selling and administrative expenses. There were no impairment charges recorded for fiscal 2025, 2024 and 2023.

As of June 27, 2025, the estimated future amortization expense of finite-lived intangible assets is as follows (in thousands):

(In thousands)		
2026	$	2,892
2027		2,892
2028		2,792
2029		2,792
2030		2,792
Thereafter		12,737
Total	$	26,897

Note 15. Related Party Transactions

NEC Corporation

On November 30, 2023 (the "Closing Date"), the Company completed the NEC Transaction. Refer to Note 12. Acquisitions for further information. A portion of the total consideration in the NEC Transaction included the issuance of 736,750 shares in Company common stock to NEC. The Company and NEC entered into a Registration Rights and Lock-Up Agreement, restricting NEC's ability to transfer shares (the "Lock-Up"), except for certain limited exceptions as provided in the Registration Rights and Lock-Up Agreement, until one day after the one-year anniversary of the Closing Date (the "Initial Lock-Up Expiration Date"). Starting one day after the Initial Lock-Up Expiration Date, one-twelfth of the issued shares shall be released from the Lock-Up each month, such that all issued shares shall be released from Lock-Up by the two-year anniversary of the Closing Date. Pursuant to the Purchase Agreement, NEC will have the right to nominate a director to the Company's Board of Directors from the Closing Date and for a period of two years thereafter. As of June 27, 2025, NEC held approximately 5.8% of the Company's outstanding common stock.

In connection with the closing of the NEC Transaction and as of the Closing Date, the Company and NEC entered into agreements covering the performance of certain post-closing services and licensing arrangements. The agreements include arrangements covering manufacturing services and product supply, transition services, distribution services, research and development services, and licensing of trademark and intellectual property ("IP").

The Manufacturing and Supply Agreement includes arrangements for NEC to manufacture and supply Pasolink products on behalf of and to the Company and its customers. The transition services agreements include arrangements for the Company and NEC to provide and receive certain transition services, primarily associated with administrative functions. The distribution services agreements include arrangements where NEC will provide distribution services on behalf of and to the Company and its customers in certain international markets and territories. The Research and Development Cooperating Agreement for Existing Products includes arrangements for NEC to provide the Company certain services relating to development work to maintain existing products of the NEC business. The licensing agreements include arrangements where the Company will grant NEC a non-exclusive license to certain Pasolink trademarks in Japan, and NEC will grant the Company a non-exclusive, worldwide (excluding Japan) license to certain NEC IP, including mobile backhaul-related patents. The licensing agreements are royalty-free and perpetual.

A summary of the related party activity between the Company and NEC is as follows:

(In thousands)		June 27, 2025	June 28, 2024
Transition services received	$	3,292	4,472
Research and development services received		5,401	7,222
Purchase of inventories		38,285	10,853

The Company's outstanding related party balances with NEC included in the consolidated balance sheets are as follows:

(In thousands)	June 27, 2025	June 28, 2024
Accounts receivable, net	$ 8,223	638
Other current assets	—	400
Accounts payable	41,670	17,182
Other current liabilities	—	19,896

Note 16. Subsequent Events

On August 13, 2025, NEC issued a letter of arbitration to the Company demanding $19 million of additional component purchases, which the Company believes is unfounded and not required under the Manufacturing Supply Agreement ("MSA"). The NEC arbitration also included a demand for payment of the outstanding accounts payable balances which are reflected in Accounts payable of the Company's consolidated balance sheets and disclosed in Note. 15 Related Party Transactions. As of June 27, 2025, the Company cannot predict the outcome of these matters. As such, no loss accrual is deemed necessary as of June 27, 2025. The Company will continue to evaluate the proceedings and the expected outcome of this matter.

On August 28, 2025, the Company entered into an amendment for the Credit Facility. The amendment provided for changes and modifications to the Credit Facility, which include an increase in the Term Loan commitments by $20 million in the aggregate and an increase in the Revolver commitment by $20 million in the aggregate.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Management is responsible for establishing and maintaining effective disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, to provide reasonable assurance that the information required to be disclosed in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures. As of June 27, 2025, an evaluation was performed, under the supervision and with the participation of management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, the Company's CEO and CFO concluded that as of June 27, 2025, our disclosure controls and procedures were not effective due to the material weaknesses in internal control over financial reporting described below.

Notwithstanding the material weaknesses described, management concluded the consolidated financial statements included in this Annual Report on Form 10-K present fairly, in all material respects, our financial condition, results of operations and cash flows in accordance with U.S. GAAP.

Management Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP.

Management, including the Company's CEO and CFO, assessed the effectiveness of its internal control over financial reporting as of June 27, 2025. Management based its assessment on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO framework).

The Company completed the acquisition of 4RF Limited in July 2024, and management has excluded the acquired business's internal control over financial reporting from its assessment of the effectiveness of internal controls as of the fiscal year ended June 27, 2025. The acquired business represents approximately 6% of consolidated total revenues for the fiscal year ended June 27, 2025.

Based on its assessment, management concluded that the Company's internal control over financial reporting was not effective as of June 27, 2025, due to the material weaknesses detailed below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that a reasonable possibility exists that a material misstatement of the Company's annual or interim financial statements would not be prevented or detected on a timely basis.

Management determined that the Company had the following material weaknesses in its internal control over financial reporting as of June 27, 2025:

Ineffective control environment and control activities: the Company did not maintain an effective control environment and control activities based on the criteria established in the COSO framework. The Company did not have sufficient resources with the appropriate levels of knowledge, experience, and training in accounting and internal control over financial reporting. Control activities were either not designed effectively or operating effectively for a sufficient period of time to support the operating effectiveness of the controls to prevent and detect potential material errors. As a result, the following control deficiencies constitute material weaknesses: ineffective controls over (a) the review of reconciliations for revenue related account balances, (b) certain arrangements where revenue is recognized over time, and (c) the determination of the appropriate period for revenue recognition.

Remediation Plan

Beginning in the fourth quarter of fiscal 2024 we initiated and will continue to implement measures designed to improve our internal control over financial reporting to remediate these material weaknesses with oversight from the Audit Committee of the Board of Directors, including the following:

- We have hired, and will continue to hire, qualified professionals to strengthen the design, implementation and execution of internal controls, across all functions and personnel departments.

- We will continue to provide enhanced training to relevant control owners emphasizing the importance of timely and proper execution of their assigned control activities.

- We will continue to strengthen controls over more complex revenue arrangements, including those recognized over time and associated account reconciliations.

- We will augment & extend our use of system and process improvements to reduce reliance on manual controls.

We are committed to continuing our efforts to build and maintain a strong control environment and believe that these remediation efforts represent an incremental evolution of and improvements to our control environment. Though we made significant progress during fiscal 2025, the material weaknesses won't be considered fully remediated until the associated controls operate effectively for a sufficient period of time.

The effectiveness of internal control over financial reporting as of June 27, 2025, has been audited by the Company's independent registered public accounting firm, as stated in their attestation report included herein.

Changes in Internal Controls Over Financial Reporting

The Company is in the process of implementing internal control procedures related to the acquired business and expects this to be completed during fiscal 2026.

Except as noted in the foregoing sentence and as set forth above in connection with our material weaknesses, there were no other changes to internal controls over financial reporting as defined in Rules 13a-15(f) or 15d-15(f) that occurred during the Company's fourth fiscal quarter ended June 27, 2025 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

The Company's management, including its CEO and CFO, does not expect that its disclosure controls and procedures or its internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Aviat Networks, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Aviat Networks, Inc. and subsidiaries (the "Company") as of June 27, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of June 27, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the fiscal year ended June 27, 2025, of the Company and our report dated September 10, 2025, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting of the 4RF acquisition, which was acquired on July 2, 2024, and whose financial statements constitute approximately 6% of total revenue of the consolidated financial statements for the fiscal year ended June 27, 2025. Accordingly, our audit did not include the internal control over financial reporting for the 4RF acquisition.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment:

The Company did not maintain an effective control environment and control activities based on the criteria established in the COSO framework. The Company did not have sufficient resources with the appropriate levels of knowledge, experience, and training in accounting and internal control over financial reporting. Control activities were either not designed effectively or operating effectively for a sufficient period of time to support the operating effectiveness of the controls to prevent and detect potential material errors. As a result, the following control deficiencies constitute material weaknesses: ineffective controls over (a) the review of reconciliations for revenue related account balances, (b) certain arrangements where revenue is recognized over time, and (c) the determination of the appropriate period for revenue recognition.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the fiscal year ended June 27, 2025, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte & Touche LLP

Austin, Texas
September 10, 2025

Item 9B. *Other Information*

During the three months ended June 27, 2025, none of the Company's Directors or Officers adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as defined in Item 408 of Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K because the Company will file a definitive Proxy Statement with the SEC within 120 days after the end of its fiscal year ended June 27, 2025.

Item 10. *Directors, Executive Officers and Corporate Governance*

The Company adopted a Code of Conduct that is available at www.aviatnetworks.com. The Company's Code of Conduct was most recently amended and restated in February 2025. If, in the future, the Company amends its Code of Conduct or grants waivers from its Code of Conduct with respect to any of its executive officers or directors, the Company will make information regarding such amendments or waivers available on its website for a period of at least 12 months.

For information with respect to Executive Officers, see Part I, Item 1 of this Annual Report on Form 10-K, under "Information about our Executive Officers," which is incorporated herein by reference.

All information required to be disclosed in this Item 10 that is not otherwise contained herein will appear in the Company's definitive Proxy Statement and is incorporated herein by reference.

Item 11. *Executive Compensation*

Information regarding the Company's executive and director compensation will appear in its definitive Proxy Statement and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information regarding security ownership of certain beneficial owners and management and related stockholder matters will appear in the Company's definitive Proxy Statement and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information regarding certain relationships and related transactions, and director independence will appear in the Company's definitive Proxy Statement and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

Information regarding principal accountant fees and services will appear in the Company's definitive Proxy Statement and is incorporated herein by reference.

Item 15. *Exhibits and Financial Statement Schedules*

(a)   The following documents are filed as part of this report:

Financial Statements and Schedules

The financial statements of Aviat Networks, Inc. are set forth in Item 8 of this Annual Report on Form 10-K. The financial statement schedules have been omitted because the required information is not required, not applicable or because the information is included elsewhere in the consolidated financial statements or notes thereto.

(b)   Exhibits:

The information required by this Item is set forth on the Exhibit Index (following the Signatures section of this report) and is included, or incorporated by reference, in this Annual Report on Form 10-K.

Item 16. *Form 10–K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVIAT NETWORKS, INC.
(Registrant)

Date: September 10, 2025

By: /s/ Michael Connaway
      Michael Connaway
      Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Peter A. Smith Peter A. Smith	President and Chief Executive Officer and Director (Principal Executive Officer)	September 10, 2025
/s/ Michael Connaway Michael Connaway	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 10, 2025
/s/ John Mutch John Mutch	Chairman of the Board	September 10, 2025
/s/ Laxmi Akkaraju Laxmi Akkaraju	Director	September 10, 2025
/s/ Bryan Ingram Bryan Ingram	Director	September 10, 2025
/s/ Michele Klein Michele Klein	Director	September 10, 2025
/s/ Bruce Taten Bruce Taten	Director	September 10, 2025
/s/ Scott Halliday Scott Halliday	Director	September 10, 2025

EXHIBIT INDEX

The following exhibits are filed or furnished herewith or are incorporated herein by reference to exhibits previously filed with the SEC:

Ex. #	Description
2.1#¥	Master Sale of Business Agreement, dated May 9, 2023, by and among the Company and NEC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed May 9, 2023, File No. 001-33278).
2.2#¥	Amendment to the Master Sale of Business Agreement, dated November 30, 2023, by and between the Company and NEC (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed December 1, 2023, File No. 001-33279).
3.1	Amended and Restated Certificate of Incorporation of Aviat Networks, Inc., as amended (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on November 13, 2023, File No. 001-33278).
3.2	Amended and Restated Bylaws of Aviat Networks, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on August 24, 2023, File No. 001-33278).
4.1	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the SEC on September 7, 2016. File No. 001-33278).
4.2	Specimen common stock certificate, adopted as of January 29, 2010 (incorporated by reference to Exhibit 4.1.1 to the Annual Report on Form 10-K for fiscal year end July 2, 2010 filed with the SEC on September 9, 2010, File No. 001-33278).
4.3	Amended and Restated Tax Benefit Preservation Plan, dated as of August 27, 2020, by and between Aviat Networks, Inc. and Computershare Inc., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on August 31, 2020, File No. 011-33278).
4.4	Amendment No. 1 to the Amended and Restated Tax Benefit Preservation Plan, dated as of February 28, 2023, by and between Aviat Networks, Inc. and Computershare Inc., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on February 28, 2023, File No. 001-33278).
4.5	Description of Registered Securities (incorporated by reference to Exhibit 4.5 to the Annual Report on Form 10-K for fiscal year end June 30, 2023 filed with the SEC on August 30, 2023, File No. 001-33278).
10.1#◊	Registration Rights and Lock-Up Agreement, dated November 30, 2023, by and between the Company and NEC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on December 1, 2023, File No. 001-33278).
10.2#◊	Manufacturing and Supply Agreement, dated November 30, 2023, by and among the Company, NECPF and NEC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on December 1, 2023, File No. 001-33278).
10.3#◊	Global Transition Services Agreement, dated November 30, 2023, by and between the Company and NEC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on December 1, 2023, File No. 001-33278).
10.4#◊	Global Seller Transition Services Agreement, dated November 30, 2023, by and between the Company and NEC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on December 1, 2023, File No. 001-33278).
10.5#◊	Distribution Agreement, dated November 30, 2023, by and between Aviat Singapore and NEC South Africa (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the SEC on December 1, 2023, File No. 001-33278).
10.6#◊	Framework Agreement, dated November 30, 2023, by and between Aviat Singapore and NEC Saudi Arabia (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC on December 1, 2023, File No. 001-33278).
10.7#◊	Distribution Agreement, dated November 30, 2023, by and between Aviat Singapore and NEC New Zealand (incorporated by reference to exhibit 10.7 to the Current Report on Form 8-K filed with the SEC on December 1, 2023, File No. 001-33278).
10.8#◊	Distribution Agreement, dated November 30, 2023, by and between Aviat Singapore and NEC Malaysia (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed with the SEC on December 1, 2023, File No. 001-33278).

Ex. #	Description
10.9#◊	Trademark License Agreement, dated November 30, 2023, by and between the Company and NEC (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed with the SEC on December 1, 2023, File No. 001-33278).
10.10#◊	Intellectual Property License Agreement, dated November 30, 2023, by and between the Company and NEC (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed with the SEC on December 1, 2023, File No. 001-33278).
10.11#◊	Trademark Assignment Agreement, dated November 30, 2023, by and between the Company and NEC (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K filed with the SEC on December 1, 2023, File No. 001-33278).
10.12#◊	Development Services Agreement, dated November 30, 2023, by and between Opco and NEC (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed with the SEC on December 1, 2023, File No. 001-33278).
10.13#◊	Credit Agreement dated May 9, 2023, by and among the Company, the Opco, the Singapore Borrower and the Lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 9, 2023, File No. 001-33278).
10.14#◊	First Amendment to Credit Agreement, dated November 22, 2023, by and among the Borrowers and the Lender (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on November 29, 2023, File No. 001-33278).
10.15#◊	Second Amendment to Credit Agreement, dated October 18, 2024, by and amount the Borrowers and the Lender (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on October 22, 2024, File No. 001-33278).
10.16#◊	Third Amendment to Credit Agreement, dated August 28 2025, by and among the Borrowers and the Lender (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on September 2, 2025, File No. 001-33278).
10.17	Intellectual Property Agreement between Harris Stratex Networks, Inc. and Harris Corporation dated January 26, 2007 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on February 1, 2007, File No. 001-33278).
10.18	Tax Sharing Agreement between Harris Stratex Networks, Inc. and Harris Corporation dated January 26, 2007 (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K filed with the SEC on February 1, 2007, File No. 001-33278).
10.19	Letter Agreement, dated as of January 11, 2015, among Aviat Networks, Inc., Steel Partners Holdings L.P., Lone Star Value Management, LLC and certain other parties (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on January 12, 2015, File No. 001-33278).
10.20	Lease Agreement, dated June 8, 2016, between Aviat Networks, Inc., through its wholly owned subsidiary Aviat U.S., Inc., and The Irvine Company LLC (incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K for fiscal year end July 1, 2016 filed with the SEC on September 9, 2016, File No. 001-33278).
10.21	Employment Agreement, dated January 2, 2020, between Aviat Networks, Inc. and Peter Smith (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on January 2, 2020, File No. 001-33278).
10.21.1+	First Amendment to the Employment Agreement between Aviat Networks, Inc. and Peter Smith, dated May 17, 2021 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 18, 2021, File No. 001-33278).
10.21.2+	Second Amendment to Employment Agreement, dated July 4, 2021, between the Company and Peter Smith (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on July 7, 2021, File No. 001-33278).
10.21.3+	Employment Agreement, dated April 15, 2024, between the Company and Peter Smith (incorporated by reference to Exhibit 10.20.3 to the Annual Report for fiscal year end June 28, 2024, filed with the SEC on October 4, 2024, File No. 001-33278).
10.22+	Aviat Networks, Inc. Second Amended and Restated 2018 Incentive Plan (incorporated by reference to Annex A to the Registrant's Proxy Statement on Schedule 14A filed with the SEC on October 7, 2024, File No. 001-33278).
10.23+	Employment Agreement, dated April 15, 2024, between the Company and Erin Boase (incorporated by reference to Exhibit 10.26 to the Annual Report for fiscal year end June 28, 2024, filed with the SEC on October 4, 2024, File No. 001-33278).

Ex. #	Description
10.24+	Employment Agreement, dated April 15, 2024, between the Company and Gary Croke (incorporated by reference to Exhibit 10.27 to the Annual Report for fiscal year end June 28, 2024, filed with the SEC on October 4, 2024, File No. 001-33278).
10.24.1*+	First Amendment to Employment Agreement, dated July 1, 2025, between the Company and Gary Croke
10.25+	Employment Agreement, dated May 28, 2024, between the Company and Michael Connaway (incorporated by reference to Exhibit 10.28 to the Annual Report for fiscal year end June 28, 2024, filed with the SEC on October 4, 2024, File No. 001-33278).
19.1*	Insider Trading Compliance Program and Policy Statement, dated June 20, 2024.
21*	List of Subsidiaries of Aviat Networks, Inc.
23*	Consent of Deloitte & Touche LLP
31.1*	Rule 13a-14(a)/15d-14(a) Certification of President and Chief Executive Officer
31.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.1**	Section 1350 Certification of Chief Executive Officer and Chief Financial Officer
97.1*	Incentive-Based Compensation Recoupment Policy, dated August 21, 2023.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

---

+   Management compensatory contract, arrangement or plan required to be filed as an exhibit pursuant to Item 15(b) of this report.

*   Filed herewith.

**   Furnished herewith.

Certain schedules and exhibits to this agreement have been omitted in accordance with Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC on request.

¥   Certain portions of this exhibit were redacted pursuant to Item 601(b)(2)(ii) of Regulation S-K.

◊   Certain portions of this exhibit were redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

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APPENDIX

STOCKHOLDER INFORMATION

Executive Offices	**Independent Public Accountants**	**Investor Relations Contact**
Aviat Networks, Inc. 200 Parker Drive, Suite C100A Austin, TX 78728 (512) 265-3680	Grant Thornton LLP	Investor Relations InvesterInfo@aviatnet.com

Transfer Agent and Registrar

Computershare P.O. Box 505000 Louisville, KY 40233-5002	Overnight Correspondence to: Computershare 462 South 4th Street, Suite 1600 Louisville, KY 40202

Tel: (800) 522-6645
TDD for hearing impaired: (800) 231-5469
Foreign Shareowners: (201) 680-6578
TDD Foreign Shareowners: (201) 680-6610

Shareholder website: www.computershare.com/investor
Shareholder online inquiries: https://www-us.computershare.com/investor/contact

Stockholder Inquiries

Questions relating to stockholder records, change of ownership or change of address should be sent to our transfer agent, Computershare, whose address appears above.

Financial Information

Securities analysts, investment managers and stockholders should direct financial information inquiries to the Investor Relations contact listed above.

SEC Form 10-K

A copy of the Company's Form 10-K filed with the Securities and Exchange Commission is available by downloading from our website, Aviatnetworks.com or by writing to:

> Aviat Networks, Inc.
> Attn: Investor Relations
> 200 Parker Drive, Suite C100A
> Austin, TX 78728

2025 Annual Report

We have published this 2025 Annual Report to Stockholders, including the Consolidated Financial Statements and Management's Discussion and Analysis, as an appendix to our Proxy Statement. Further information regarding various aspects of our business can be found on our website www.Aviatnetworks.com.

Electronic Delivery

In an effort to reduce paper mailed to your home, we offer stockholders the convenience of viewing the Proxy Statement, Annual Report to Stockholders and related materials online. With your consent, we can stop sending future paper copies of these documents to you by mail. To participate, follow the instructions at www.icsdelivery.com.

Online Voting at www.proxyvote.com

If you are a registered stockholder, you may now use the Internet to transmit your voting instructions any time before 11:59 p.m. ET on November 4, 2025. Have your proxy card in hand when you access the web site. You will be prompted to enter your Control Number to obtain your records and create an electronic voting instruction form.

www.aviatnetworks.com

The Aviat Networks web site provides access to a wide variety of information, including products, new releases and financial information. A principal feature of the web site is the Investor Relations section, which contains general financial information and access to the current Proxy Statement and Annual Report to Stockholders. The site also provides archived information (for example, historical financial releases and stock prices) and access to conference calls and analyst group presentations. Other interesting features are the press release alerts and SEC filings email alerts, which allow users to receive automatic updates informing them when new items such as news releases, financial event announcements and SEC documents are added to the site.

www.computershare.com/investor

The Computershare web site provides access to an Internet self-service product, Investor Centre. Through Investor Centre, registered stockholders can view their account profiles, stock certificate histories, Form 1099 tax information, current stock price quote (20-minute delay) and historical stock prices. Stockholders may also request the issuance of stock certificates, duplicate Form 1099s, safekeeping of stock certificates or an address change.

CORPORATE DIRECTORY

Directors

John Mutch	Laxmi Akkaraju	Scott Halliday
Chairman of the Board	Director	Director
Aviat Networks	Cognite	Ret.
Bryan Ingram	Michele Klein	Peter Smith
Director	Director	President & Chief Executive Officer
SGH	Intevac Inc.	Aviat Networks
Bruce Taten		
Director		
Law Office of Bruce M. Taten		

Management

Peter Smith	Andrew Fredrickson	Erin Boase
President & Chief Executive Officer	Interim Chief Financial Officer	General Counsel, Chief Compliance Officer, Vice President Legal Affairs
Gary Croke		
Senior Vice President Product & Innovation		

Outside Legal Counsel

Vinson & Elkins LLP
Austin, TX

Headquarters and Operations

Corporate Headquarters:
Aviat Networks, Inc.
200 Parker Drive, Suite C100A
Austin, TX 78728
USA

North America	Europe	Asia & Pacific Rim
Quebec, Canada	Châtillon, France	Gurgaon Haryana, India
Toronto, Canada	München, Germany	Jakarta, Indonesia
San Antonio, TX, USA	Schiphol, The Netherlands	Lower Hutt, New Zealand
	Ljubljana, Slovenia	Clark Freeport Zone, Philippines
	London, United Kingdom	Taguig, Philippines
		Singapore

Latin America	Africa	Middle East
Mexico D.F., Mexico	Abidjan, Cote d'Ivoire	Zahle, Lebanon
	Accra, Ghana	Riyadh, Saudi Arabia
	Nairobi, Kenya	Dubai, United Arab Emirates
	Lagos, Nigeria	
	Johannesburg, South Africa	

FORWARD LOOKING STATEMENTS

This Annual Report, including the letter to shareholders, contains forward-looking statements that are based on the views of management regarding future events at the time of publication of this report. These forward-looking statements, which include, but are not limited to: our plans, strategies and objectives for future operations; new products, services or developments; future economic conditions; outlook; impact on operating results due to the volume, timing, customer, product and geographic mix of our product orders; our growth potential and the potential of industries and the markets we serve, are subject to the known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from those expressed or implied by each forward-looking statement. These risks, uncertainties and other factors are discussed in the 2025 Form 10-K.

WWW.AVIATNETWORKS.COM

200 Parker Dr., Suite C 100A, Austin, TX 78728

Tel: 512-265-3680